Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 4Q19 www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 4Q19 www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Glossary 34 Report of Independent Auditors 36 Complete Financial Statements Page 37 Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Glossary 34 Report of Independent Auditors 36 Complete Financial Statements Page 37

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

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Management Discussion & Analysis | Executive Summary

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	4Q19	3Q19	4Q18	2019	2018
Results	Recurring Net Income	7,296	7,156	6,478	28,363	25,733
	Operating Revenues (1)	31,833	30,257	28,471	119,790	111,817
	Managerial Financial Margin (2)	19,439	19,071	17,382	74,630	69,084
Performance	Recurring Return on Average Equity - Annualized - Consolidated (3)	23.7%	23.5%	21.8%	23.7%	21.9%
	Recurring Return on Average Equity - Annualized - Brazil (3)	25.1%	24.6%	22.7%	24.9%	23.0%
	Recurring Return on Average Assets - Annualized (4)	1.7%	1.7%	1.6%	1.7%	1.6%
	Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	2.9%	2.9%	3.0%	2.9%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.4%	3.4%	3.5%	3.4%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.9%	1.4%	1.4%	1.9%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	229%	208%	221%	229%	221%
	Efficiency Ratio (IE) (6)	44.0%	45.5%	48.7%	45.5%	47.6%
Shares	Recurring Net Income per Share (R$) (7,8)	0.75	0.73	0.67		
	Net Income per Share (R$) (7,8)	0.77	0.57	0.64		
	Number of Outstanding Shares at the end of the period - in millions (8)	9,746	9,744	9,721		
	Book Value per Share (R$) (8)	13.54	12.90	13.55		
	Dividends and Interest on Own Capital net of Taxes (9)	7,729	2,505	14,865		
	Market Capitalization (10)	362,147	342,992	341,968		
	Market Capitalization (10) (US$ million)	89,847	82,363	88,254		
Balance Sheet	Total Assets	1,738,713	1,738,339	1,649,613		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	706,664	688,993	636,934		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	760,323	736,750	687,640		
	Loan Portfolio/Funding (11)	76.7%	78.2%	77.4%		
	Stockholders' Equity	131,987	125,719	131,757		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.8%	15.4%	18.0%		
	Tier I Capital - BIS III (12)	14.4%	14.1%	15.9%		
	Common Equity Tier I - BIS III (12)	13.2%	12.8%	14.9%		
	Liquidity Coverage Ratio (LCR)	149.1%	151.9%	171.7%		
	Net Stable Funding Ratio (NSFR) (13)	122.2%	117.5%	127.7%		
Other	Assets Under Administration	1,387,457	1,316,634	1,131,239		
	Total Number of Employees	94,881	96,764	100,335		
	Brazil	81,691	83,536	86,801		
	Abroad	13,190	13,228	13,534		
	Branches and CSBs - Client Service Branches	4,504	4,704	4,940		
	ATM - Automated Teller Machines (14)	46,271	47,518	48,476		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) For periods prior to 2019, considers the immediate and full application of the Basel III rules; (13) We began to disclose the NSFR in 4Q18. For further details, please refer to the Capital, Liquidity and Market Ratios section; (14) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Executive Summary Management Discussion & Analysis Managerial Income Statement In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below. th Accounting and Managerial Financial Statements Reconciliation | 4 quarter of 2019 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 33,063 (1,020) (636) 426 3 1,833 Managerial Financial Margin 17,758 927 (636) 1 ,390 19,439 Financial Margin with Clients 15,815 927 - 1 ,390 18,132 Financial Margin with the Market 1,943 - (636) - 1 ,307 Commissions and Fees 1 1,131 60 - (835) 1 0,356 Revenues from Insurance, Pension Plan and Premium Bonds 1 ,266 (16) - 789 2,038 Operations Before Retained Claims and Selling Expenses Other Operating Income 408 - - (408) - Equity in Earnings of Affiliates and Other Investments 467 - - (467) - Non-operating Income 2 ,033 (1,991) - (42) - Cost of Credit (9,017) 4,460 - (1,254) (5,811) Provision for Loan Losses (9,945) 4,460 - (660) (6,145) Impairment - - - (230) (230) Discounts Granted - - - (379) (379) Recovery of Loans Written Off as Losses 928 - - 15 943 Retained Claims (330) - - - (330) Other Operating Expenses (17,788) 1 ,854 78 884 (14,972) Non-interest Expenses (15,826) 1 ,859 - 957 (13,011) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,960) (5) 78 (73) (1,959) Insurance Selling Expenses (2) - - - (2) Income before Tax and Profit Sharing 5,928 5 ,294 (558) 56 1 0,719 Income Tax and Social Contribution 1 ,587 (5,375) 558 (154) (3,384) Profit Sharing Management Members - Statutory (98) - - 98 - Minority Interests 65 (104) - - (39) Net Income 7 ,482 (186) - - 7 ,296 Non-Recurring Events Net of Tax Effects In R$ millions 4Q19 3Q19 4Q18 2019 2018 Net Income 7,482 5, 576 6, 206 26,583 24,977 186 (1,580) (272) (1,780) (755) (-) Non-Recurring Events 2 ,303 - - 2,303 - Revaluation of the tax credit balance (2,453) - - (2,453) - Constitution of provision for loan losses 1,974 - - 1,974 - Gain due to the primary issuance of XP Investimentos shares - (1,431) - (1,431) - Voluntary Severance Program Civil, Fiscal and Labor contingencies (1,307) - - (1,307) - (155) (149) (171) (622) (673) Goodwill Amortization Liability Adequacy Test 9 - (85) (59) (56) (37) - (18) (37) (112) Impairment, mainly related to technology Provision for contingencies (economic plans) - - - - 97 - - - - (9) Integration of Citibank (148) - 2 (148) (3) Other Recurring Net Income 7,296 7, 156 6,478 28, 363 25, 733 Itaú Unibanco Holding S.A. 06 Executive Summary Management Discussion & Analysis Managerial Income Statement In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below. th Accounting and Managerial Financial Statements Reconciliation | 4 quarter of 2019 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 33,063 (1,020) (636) 426 3 1,833 Managerial Financial Margin 17,758 927 (636) 1 ,390 19,439 Financial Margin with Clients 15,815 927 - 1 ,390 18,132 Financial Margin with the Market 1,943 - (636) - 1 ,307 Commissions and Fees 1 1,131 60 - (835) 1 0,356 Revenues from Insurance, Pension Plan and Premium Bonds 1 ,266 (16) - 789 2,038 Operations Before Retained Claims and Selling Expenses Other Operating Income 408 - - (408) - Equity in Earnings of Affiliates and Other Investments 467 - - (467) - Non-operating Income 2 ,033 (1,991) - (42) - Cost of Credit (9,017) 4,460 - (1,254) (5,811) Provision for Loan Losses (9,945) 4,460 - (660) (6,145) Impairment - - - (230) (230) Discounts Granted - - - (379) (379) Recovery of Loans Written Off as Losses 928 - - 15 943 Retained Claims (330) - - - (330) Other Operating Expenses (17,788) 1 ,854 78 884 (14,972) Non-interest Expenses (15,826) 1 ,859 - 957 (13,011) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,960) (5) 78 (73) (1,959) Insurance Selling Expenses (2) - - - (2) Income before Tax and Profit Sharing 5,928 5 ,294 (558) 56 1 0,719 Income Tax and Social Contribution 1 ,587 (5,375) 558 (154) (3,384) Profit Sharing Management Members - Statutory (98) - - 98 - Minority Interests 65 (104) - - (39) Net Income 7 ,482 (186) - - 7 ,296 Non-Recurring Events Net of Tax Effects In R$ millions 4Q19 3Q19 4Q18 2019 2018 Net Income 7,482 5, 576 6, 206 26,583 24,977 186 (1,580) (272) (1,780) (755) (-) Non-Recurring Events 2 ,303 - - 2,303 - Revaluation of the tax credit balance (2,453) - - (2,453) - Constitution of provision for loan losses 1,974 - - 1,974 - Gain due to the primary issuance of XP Investimentos shares - (1,431) - (1,431) - Voluntary Severance Program Civil, Fiscal and Labor contingencies (1,307) - - (1,307) - (155) (149) (171) (622) (673) Goodwill Amortization Liability Adequacy Test 9 - (85) (59) (56) (37) - (18) (37) (112) Impairment, mainly related to technology Provision for contingencies (economic plans) - - - - 97 - - - - (9) Integration of Citibank (148) - 2 (148) (3) Other Recurring Net Income 7,296 7, 156 6,478 28, 363 25, 733 Itaú Unibanco Holding S.A. 06

Executive Summary Management Discussion & Analysis th 4 quarter of 2019 Income Statement In R$ millions 4Q19 3Q19 D' 4Q18 D' 2019 2018 D' Operating Revenues 31,833 30,257 5.2% 28,471 11.8% 1 19,790 1 11,817 7.1% Managerial Financial Margin 1 9,439 19,071 1.9% 17,382 11.8% 7 4,630 69,084 8.0% Financial Margin with Clients 1 8,132 17,621 2.9% 16,233 11.7% 69,056 63,599 8.6% Financial Margin with the Market 1,307 1,450 -9.9% 1 ,149 13.7% 5,573 5,486 1.6% Commissions and Fees 1 0,356 9,267 11.8% 9 ,192 12.7% 3 7,307 3 5,079 6.4% Revenues from Insurance, Pension Plan and Premium Bonds 2,038 1,920 6.2% 1 ,897 7.4% 7,853 7,653 2.6% Operations Before Retained Claims and Selling Expenses Cost of Credit (5,811) (4,495) 29.3% (3,415) 70.1% (18,154) (14,066) 29.1% Provision for Loan Losses (6,145) (4,922) 24.8% (3,796) 61.9% (19,680) (16,082) 22.4% Impairment (230) (70) 230.7% (269) -14.4% (372) (546) -31.8% Discounts Granted (379) (300) 26.5% (312) 21.5% (1,377) (1,154) 19.3% Recovery of Loans Written Off as Losses 943 796 18.5% 961 -1.9% 3,275 3,716 -11.9% Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Other Operating Expenses (14,972) (14,573) 2.7% (14,687) 1.9% (57,819) (56,289) 2.7% Non-interest Expenses (13,011) (12,796) 1.7% (12,793) 1.7% (50,626) (49,376) 2.5% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,959) (1,771) 10.6% (1,881) 4.2% (7,168) (6,845) 4.7% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.7% Income before Tax and Minority Interests 10,719 10,851 -1.2% 10,075 6.4% 42,552 40,234 5.8% Income Tax and Social Contribution (3,384) (3,516) -3.7% (3,352) 1.0% (13,496) (13,731) -1.7% Minority Interests in Subsidiaries (39) (179) -77.9% (245) -83.9% (693) (769) -9.9% Recurring Net Income 7,296 7,156 1.9% 6,478 12.6% 28,363 25,733 10.2% Performance: Recurring Net Income Recurring net income reached R$7.3 billion in the fourth quarter of 2019, a 1.9% increase from the previous quarter. The recurring return on average equity was 23.7%. The R$7.3 billion in 4Q19 continuous effect from the change in the mix of products and the increase in the loan portfolios for individuals and for very small, small and middle-market companies in Brazil R$ millions + 1.9% boosted the 2.9% increase in the financial margin with clients. A positive highlight was the +12.6% + 10.2% 11.8% growth in commissions and fees driven by higher revenues from fund management fees, investment banking, brokerage services and card issuing activities. On the other hand, non-interest expenses increased 1.7% mainly due to the higher expenses on 28,363 25,733 terminations and labor claims and seasonally higher administrative expenses. Higher 7,296 7,156 6,478 provisions for loan losses in Latin America led to an increase in the cost of credit in the period. In 2019, recurring net income increased 10.2%. Financial margin with clients increased 4Q18 3Q19 4Q19 8.6% mainly as a result of the growth in the loan portfolios for individuals and for very- 2018 2019 small, small and middle-market companies. Commissions and fees were up by 6.4% due to the increase in revenues from investment banking, brokerage services, fund management fees and credit card issuing activities. These increases were partially offset by the 29.1% increase in cost of credit, driven by the growth in loan portfolios for individuals in Brazil and the increase in provisions in Latin America. Non-interest expenses grew 2.5%, despite the inflation rate of 4.3% in the period and the impact of the collective wage agreement. Itaú Unibanco Holding S.A. 07 Executive Summary Management Discussion & Analysis th 4 quarter of 2019 Income Statement In R$ millions 4Q19 3Q19 D' 4Q18 D' 2019 2018 D' Operating Revenues 31,833 30,257 5.2% 28,471 11.8% 1 19,790 1 11,817 7.1% Managerial Financial Margin 1 9,439 19,071 1.9% 17,382 11.8% 7 4,630 69,084 8.0% Financial Margin with Clients 1 8,132 17,621 2.9% 16,233 11.7% 69,056 63,599 8.6% Financial Margin with the Market 1,307 1,450 -9.9% 1 ,149 13.7% 5,573 5,486 1.6% Commissions and Fees 1 0,356 9,267 11.8% 9 ,192 12.7% 3 7,307 3 5,079 6.4% Revenues from Insurance, Pension Plan and Premium Bonds 2,038 1,920 6.2% 1 ,897 7.4% 7,853 7,653 2.6% Operations Before Retained Claims and Selling Expenses Cost of Credit (5,811) (4,495) 29.3% (3,415) 70.1% (18,154) (14,066) 29.1% Provision for Loan Losses (6,145) (4,922) 24.8% (3,796) 61.9% (19,680) (16,082) 22.4% Impairment (230) (70) 230.7% (269) -14.4% (372) (546) -31.8% Discounts Granted (379) (300) 26.5% (312) 21.5% (1,377) (1,154) 19.3% Recovery of Loans Written Off as Losses 943 796 18.5% 961 -1.9% 3,275 3,716 -11.9% Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Other Operating Expenses (14,972) (14,573) 2.7% (14,687) 1.9% (57,819) (56,289) 2.7% Non-interest Expenses (13,011) (12,796) 1.7% (12,793) 1.7% (50,626) (49,376) 2.5% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,959) (1,771) 10.6% (1,881) 4.2% (7,168) (6,845) 4.7% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.7% Income before Tax and Minority Interests 10,719 10,851 -1.2% 10,075 6.4% 42,552 40,234 5.8% Income Tax and Social Contribution (3,384) (3,516) -3.7% (3,352) 1.0% (13,496) (13,731) -1.7% Minority Interests in Subsidiaries (39) (179) -77.9% (245) -83.9% (693) (769) -9.9% Recurring Net Income 7,296 7,156 1.9% 6,478 12.6% 28,363 25,733 10.2% Performance: Recurring Net Income Recurring net income reached R$7.3 billion in the fourth quarter of 2019, a 1.9% increase from the previous quarter. The recurring return on average equity was 23.7%. The R$7.3 billion in 4Q19 continuous effect from the change in the mix of products and the increase in the loan portfolios for individuals and for very small, small and middle-market companies in Brazil R$ millions + 1.9% boosted the 2.9% increase in the financial margin with clients. A positive highlight was the +12.6% + 10.2% 11.8% growth in commissions and fees driven by higher revenues from fund management fees, investment banking, brokerage services and card issuing activities. On the other hand, non-interest expenses increased 1.7% mainly due to the higher expenses on 28,363 25,733 terminations and labor claims and seasonally higher administrative expenses. Higher 7,296 7,156 6,478 provisions for loan losses in Latin America led to an increase in the cost of credit in the period. In 2019, recurring net income increased 10.2%. Financial margin with clients increased 4Q18 3Q19 4Q19 8.6% mainly as a result of the growth in the loan portfolios for individuals and for very- 2018 2019 small, small and middle-market companies. Commissions and fees were up by 6.4% due to the increase in revenues from investment banking, brokerage services, fund management fees and credit card issuing activities. These increases were partially offset by the 29.1% increase in cost of credit, driven by the growth in loan portfolios for individuals in Brazil and the increase in provisions in Latin America. Non-interest expenses grew 2.5%, despite the inflation rate of 4.3% in the period and the impact of the collective wage agreement. Itaú Unibanco Holding S.A. 07

Executive Summary Management Discussion & Analysis Highlights in 4Q19 Commissions, Fees and Result from Financial Margin with Clients Cost of Credit 1 Insurance R$18.1 billion R$5.8 billion R$ millions R$ millions R$12.1 billion R$ millions + 2.9% + 8.6% + 29.3% + 29.1% + 11.3% + 5.9% 63,599 69,056 18,154 + 11.7% + 70.1% + 11.9% 41,436 43,870 1,377 5,811 14,066 372 12,062 379 37,307 17,621 18,132 1,154 35,079 4,495 10,782 10,842 16,233 230 3,415 546 300 312 70 16,405 10,356 269 5,202 12,366 9,192 9,267 4,126 2,834 6,357 6,563 1,590 1,575 1,706 2018 2019 4Q18 3Q19 4Q19 2018 2019 4Q18 3Q19 4Q19 2018 2019 4Q18 3Q19 4Q19 Discounts Granted Commissions and Fees Result from Insurance¹ Impairment Provision for Loan Losses Net of Recovery of Loans Cost of Credit The 2.9% increase in the quarter was driven by the In the quarter, the increase in provision for loan Higher revenues from fund management fees, continuous change in the mix of products and the losses in our Latin America operations was the investment banking, brokerage services and card increase in the loan portfolios for individuals and main responsible for the increase of 29.3% in the issuing activities resulted in the 11.3% growth in for very small, small and middle-market companies cost of credit. the quarter. in Brazil. The negative impacts of lower interest rates on the liability margin and lower credit In 2019, the higher provisioning for operations in The growth of 5.9% in 2019 is related to higher spreads, partially offset these positive effects. Latin America and the acceleration of credit revenues from: (i) investment banking and origination in the portfolios of individuals and of brokerage services, as a result of higher capital Loan portfolios for individuals and for very small, very small, small and middle-market companies led market activity; (ii) fund management fees driven small and middle-market companies in Brazil also to the 29.1% growth in the cost of credit. by the increase in balance of assets under increased in 2019. This increase was partially offset administration and performance fees; and (iii) credit by lower spreads in credit products and by the card issuing activities. These effects were partially impact of the interest rate reduction on our offset by the lower revenues from acquiring working capital and on the liability margin. This services. combination resulted in 8.6% higher margin with clients in the period. Further details on page 12 Further details on page 13 Further details on pages 17-18 Non-Interest Expenses Return on Equity R$13.0 billion R$ millions 23.7% 24.8% 24.6% 24.6% 25.1% 22.7% + 1.7% + 2.5% 23.6% 23.7% 23.5% 23.5% + 1.7% 21.8% 3.0% 3.2% 49,376 50,626 3.1% 3.0% 3.0% 12,793 12,796 13,011 4Q18 1Q19 2Q19 3Q19 4Q19 Annualized Recurring Return on Average Equity (quarterly) - Consolidated 4Q18 3Q19 4Q19 2018 2019 Non-Interest Expenses (R$ million) Annualized Recurring Return on Average Equity (quarterly) - Brazil Non-Interest Expenses / Average Assets (Annualized) The 1.7% increase in the quarter was due to higher Efficiency Ratio (E.R.) expenses on employee terminations and labor claims, administrative expenses that are seasonally higher in the last quarter of the year and expenses in Latin America. 47.4 47.7 47.6 47.7 47.5 In 2019, non-interest expenses grew 2.5%, despite 46.4 47.0 46.6 45.5 inflation (IPCA) of 4.3% in the period and the impact of the collective wage agreement. 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Trailing 12-month Efficiency Ratio (%) Further details on pages 20-21 Further details on page 21 ¹ Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses. 08 Itaú Unibanco Holding S.A. Executive Summary Management Discussion & Analysis Highlights in 4Q19 Commissions, Fees and Result from Financial Margin with Clients Cost of Credit 1 Insurance R$18.1 billion R$5.8 billion R$ millions R$ millions R$12.1 billion R$ millions + 2.9% + 8.6% + 29.3% + 29.1% + 11.3% + 5.9% 63,599 69,056 18,154 + 11.7% + 70.1% + 11.9% 41,436 43,870 1,377 5,811 14,066 372 12,062 379 37,307 17,621 18,132 1,154 35,079 4,495 10,782 10,842 16,233 230 3,415 546 300 312 70 16,405 10,356 269 5,202 12,366 9,192 9,267 4,126 2,834 6,357 6,563 1,590 1,575 1,706 2018 2019 4Q18 3Q19 4Q19 2018 2019 4Q18 3Q19 4Q19 2018 2019 4Q18 3Q19 4Q19 Discounts Granted Commissions and Fees Result from Insurance¹ Impairment Provision for Loan Losses Net of Recovery of Loans Cost of Credit The 2.9% increase in the quarter was driven by the In the quarter, the increase in provision for loan Higher revenues from fund management fees, continuous change in the mix of products and the losses in our Latin America operations was the investment banking, brokerage services and card increase in the loan portfolios for individuals and main responsible for the increase of 29.3% in the issuing activities resulted in the 11.3% growth in for very small, small and middle-market companies cost of credit. the quarter. in Brazil. The negative impacts of lower interest rates on the liability margin and lower credit In 2019, the higher provisioning for operations in The growth of 5.9% in 2019 is related to higher spreads, partially offset these positive effects. Latin America and the acceleration of credit revenues from: (i) investment banking and origination in the portfolios of individuals and of brokerage services, as a result of higher capital Loan portfolios for individuals and for very small, very small, small and middle-market companies led market activity; (ii) fund management fees driven small and middle-market companies in Brazil also to the 29.1% growth in the cost of credit. by the increase in balance of assets under increased in 2019. This increase was partially offset administration and performance fees; and (iii) credit by lower spreads in credit products and by the card issuing activities. These effects were partially impact of the interest rate reduction on our offset by the lower revenues from acquiring working capital and on the liability margin. This services. combination resulted in 8.6% higher margin with clients in the period. Further details on page 12 Further details on page 13 Further details on pages 17-18 Non-Interest Expenses Return on Equity R$13.0 billion R$ millions 23.7% 24.8% 24.6% 24.6% 25.1% 22.7% + 1.7% + 2.5% 23.6% 23.7% 23.5% 23.5% + 1.7% 21.8% 3.0% 3.2% 49,376 50,626 3.1% 3.0% 3.0% 12,793 12,796 13,011 4Q18 1Q19 2Q19 3Q19 4Q19 Annualized Recurring Return on Average Equity (quarterly) - Consolidated 4Q18 3Q19 4Q19 2018 2019 Non-Interest Expenses (R$ million) Annualized Recurring Return on Average Equity (quarterly) - Brazil Non-Interest Expenses / Average Assets (Annualized) The 1.7% increase in the quarter was due to higher Efficiency Ratio (E.R.) expenses on employee terminations and labor claims, administrative expenses that are seasonally higher in the last quarter of the year and expenses in Latin America. 47.4 47.7 47.6 47.7 47.5 In 2019, non-interest expenses grew 2.5%, despite 46.4 47.0 46.6 45.5 inflation (IPCA) of 4.3% in the period and the impact of the collective wage agreement. 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Trailing 12-month Efficiency Ratio (%) Further details on pages 20-21 Further details on page 21 ¹ Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses. 08 Itaú Unibanco Holding S.A.

Executive Summary Management Discussion & Analysis Highlights in 4Q19 Credit Portfolio with Financial Guarantees Provided and Corporate Securities In R$ billions, end of period 4Q19 3Q19 4Q18 D'D' Individuals 2 39.8 229.7 4.4% 2 11.3 13.5% Credit Card Loans 9 0.9 83.3 9.1% 7 7.5 17.4% Personal Loans 3 4.6 34.2 0.9% 29.2 18.2% 1 Payroll Loans 49.4 49.3 0.1% 46.7 5.8% Vehicle Loans 19.0 18.0 5.6% 15.9 19.3% Mortgage Loans 45.9 4 4.8 2.5% 4 2.0 9.3% 2 89.6 84.0 6.6% 70.8 26.6% Very Small, Small and Middle Market Loans 329.4 313.8 5.0% 2 82.1 16.8% Individuals + Very Small, Small and Middle Market Loans Companies 2 11.0 2 04.2 3.3% 1 91.6 10.1% Corporate Loans 1 54.1 157.0 -1.8% 1 53.3 0.5% 3 5 6.9 4 7.3 20.5% 38.3 48.4% Corporate Securities 5 40.4 5 18.0 4.3% 473.8 14.1% Total Brazil with Financial Guarantees Provided and Corporate 1 66.3 171.0 -2.8% 1 63.2 1.9% Latin America Argentina 8 .2 8 .8 -6.9% 10.3 -20.3% Chile 111.8 115.6 -3.3% 1 06.5 5.0% Colombia 27.5 2 7.4 0.6% 27.6 -0.1% Paraguay 7.4 7 .9 -6.3% 8.3 -10.8% Panama 1 .3 1 ..6 -17.2% 1 .1 18.0% Uruguay 1 0.0 9 .7 3.3% 9.4 6.2% Total with Financial Guarantees Provided and Corporate Securities 706.7 689.0 2.6% 6 36.9 10.9% Total with Financial Guarantees Provided and Corporate Securities 706.7 679.5 4.0% 632.3 11.8% 4 (ex-foreign exchange rate variation) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Com- mercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days + 10 bps vs. third quarter of 2019 + 21 p.p. vs. third quarter of 2019 stable vs. third quarter of 2019 2.3% 3.0% 229% + 10 bps vs. fourth quarter of 2018 + 8 p.p. vs. fourth quarter of 2018 stable s vs. fourth quarter of 2018 248% 235% 229% 221% 3.1 3.1 208% 208% 208% 3.7 3.7 2.9 3.7 3.5 3.5 2.8 3.5 3.4 2.5 3.4 3.4 2.6 2.6 2.4 2.5 2.5 2.3 2.3 2.7 2.7 3.1 3.1 2.7 2.7 3.0 3.0 2.8 2.9 2.9 2.9 2.4 2.3 2.4 2.9 2.6 2.5 2.5 2.3 2.3 2.3 2.4 2.2 1.9 97% 1.6 95% 92% 1.5 1.5 1.4 90% 88% 1.3 1.4 1.4 1.4 87% 86% Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Total Brazil¹ Latin America² Total Brazil¹ Latin America² Total Total (Expanded³) Total non-performing over 90 days ratio increased The constitution of provision due to the The consolidated short-term delinquency ratio 10 basis points from the previous quarter. improvement of expected loss provisioning remained at its lowest level since the merger In Brazil the ratio remained stable since the 10 models led to the increase of 21 percentage between Itaú and Unibanco. basis point increase for individuals was offset by points in the coverage ratio and of 11 percentage the 80 basis point reduction for large companies. points in the expanded coverage ratio from the In Brazil, the short-term delinquency ratio for previous quarter. individuals decreased due to the lower delinquen- The increase in Latin America was observed in cy rate in the credit card, vehicles and mortgage specific operations in the corporate segment, both loan portfolios. For companies, delinquency rates in Chile and Colombia. increased both for very-small, small and middle- market companies and corporate segment, with no concentration in a specific client or sector. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09 Executive Summary Management Discussion & Analysis Highlights in 4Q19 Credit Portfolio with Financial Guarantees Provided and Corporate Securities In R$ billions, end of period 4Q19 3Q19 4Q18 D'D' Individuals 2 39.8 229.7 4.4% 2 11.3 13.5% Credit Card Loans 9 0.9 83.3 9.1% 7 7.5 17.4% Personal Loans 3 4.6 34.2 0.9% 29.2 18.2% 1 Payroll Loans 49.4 49.3 0.1% 46.7 5.8% Vehicle Loans 19.0 18.0 5.6% 15.9 19.3% Mortgage Loans 45.9 4 4.8 2.5% 4 2.0 9.3% 2 89.6 84.0 6.6% 70.8 26.6% Very Small, Small and Middle Market Loans 329.4 313.8 5.0% 2 82.1 16.8% Individuals + Very Small, Small and Middle Market Loans Companies 2 11.0 2 04.2 3.3% 1 91.6 10.1% Corporate Loans 1 54.1 157.0 -1.8% 1 53.3 0.5% 3 5 6.9 4 7.3 20.5% 38.3 48.4% Corporate Securities 5 40.4 5 18.0 4.3% 473.8 14.1% Total Brazil with Financial Guarantees Provided and Corporate 1 66.3 171.0 -2.8% 1 63.2 1.9% Latin America Argentina 8 .2 8 .8 -6.9% 10.3 -20.3% Chile 111.8 115.6 -3.3% 1 06.5 5.0% Colombia 27.5 2 7.4 0.6% 27.6 -0.1% Paraguay 7.4 7 .9 -6.3% 8.3 -10.8% Panama 1 .3 1 .6 -17.2% 1 .1 18.0% Uruguay 1 0.0 9 .7 3.3% 9.4 6.2% Total with Financial Guarantees Provided and Corporate Securities 706.7 689.0 2.6% 6 36.9 10.9% Total with Financial Guarantees Provided and Corporate Securities 706.7 679.5 4.0% 632.3 11.8% 4 (ex-foreign exchange rate variation) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Com- mercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days + 10 bps vs. third quarter of 2019 + 21 p.p. vs. third quarter of 2019 stable vs. third quarter of 2019 2.3% 3.0% 229% + 10 bps vs. fourth quarter of 2018 + 8 p.p. vs. fourth quarter of 2018 stable s vs. fourth quarter of 2018 248% 235% 229% 221% 3.1 3.1 208% 208% 208% 3.7 3.7 2.9 3.7 3.5 3.5 2.8 3.5 3.4 2.5 3.4 3.4 2.6 2.6 2.4 2.5 2.5 2.3 2.3 2.7 2.7 3.1 3.1 2.7 2.7 3.0 3.0 2.8 2.9 2.9 2.9 2.4 2.3 2.4 2.9 2.6 2.5 2.5 2.3 2.3 2.3 2.4 2.2 1.9 97% 1.6 95% 92% 1.5 1.5 1.4 90% 88% 1.3 1.4 1.4 1.4 87% 86% Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Total Brazil¹ Latin America² Total Brazil¹ Latin America² Total Total (Expanded³) Total non-performing over 90 days ratio increased The constitution of provision due to the The consolidated short-term delinquency ratio 10 basis points from the previous quarter. improvement of expected loss provisioning remained at its lowest level since the merger In Brazil the ratio remained stable since the 10 models led to the increase of 21 percentage between Itaú and Unibanco. basis point increase for individuals was offset by points in the coverage ratio and of 11 percentage the 80 basis point reduction for large companies. points in the expanded coverage ratio from the In Brazil, the short-term delinquency ratio for previous quarter. individuals decreased due to the lower delinquen- The increase in Latin America was observed in cy rate in the credit card, vehicles and mortgage specific operations in the corporate segment, both loan portfolios. For companies, delinquency rates in Chile and Colombia. increased both for very-small, small and middle- market companies and corporate segment, with no concentration in a specific client or sector. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09

Management Discussion & Analysis | Executive Summary

2019 Forecast

The results for 2019 compared to our previously disclosed forecast for 2019 are presented below.

	Consolidated		Brazil [1]	
	Actual	Expected	Actual	Expected
Total Credit Portfolio [2]	10.9%	8.0% – 11.0%	14.1%	8.0% – 11.0%
Financial Margin with Clients	8.6%	9.0% – 12.0%	9.1%	9.0% – 12,0%
Financial Margin with the Market	R$5.6 bn	R$4.6 bi – R$5,6 bi	R$3.8 bn	R$3.6 bi – R$4.6 bi
Cost of Credit [3]	R$18.2 bn	R$14.5 bi – R$17.5 bi	R$15.5 bn	R$12.5 bi – R$15.5 bi
Commissions and Fees and Results from Insurance Operations [4]	5.9%	2.0% – 5.0%	6.3%	2.0% – 5.0%
Non-Interest Expenses	2.5%	3.0% – 6.0%	3.0%	3.5% – 6.5%
Effective Tax Rate	31.7%	31.0% – 33.0%	32.5%	32.0% – 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

2020 Forecast

We present below our 2020 forecast:

	Consolidated	Brazil [1]
Total Credit Portfolio [2]	8.5% – 11.5%	10.5% – 13.5%
Financial Margin with Clients	0.0% – 3.0%	1.5% – 4.5%
Financial Margin with the Market	R$5.7 bn – R$6.7 bn	R$3.8 bn – R$4.8 bn
Cost of Credit [3]	R$18.5 bn – R$22.0 bn	R$17.1 bn – R$20.1 bn
Commissions and Fees and Results from Insurance Operations [4]	4.5% – 7.5%	5.0% – 8.0%
Non-Interest Expenses	-2.0% – 1.0%	-1.5% – 1.5%
Effective Tax Rate	33.0% – 35.0%	33.5% – 35.5%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Income Statement Analysis Management Discussion & Analysis Managerial Financial Margin Highlights • Financial margin with clients increased by 2.9% in the quarter, driven by better mix of products and higher average volume of assets, partially offset by the decreased liabilities margin and lower asset spreads. These effects led to an increase of R$487 million in the spread-sensitive operations margin. • The 9.9% decrease in the financial margin with the market in the quarter was driven by the lower gains in the trading desk. 4Q19 3Q19 4Q18 2019 2018 R$ millions D D D Financial Margin with Clients 18,132 1 7,621 2.9% 16,233 11.7% 6 9,056 63,599 8.6% Financial Margin with the Market -9.9% 1,149 13.7% 1.6% 1,307 1,450 5,573 5,486 Total 19,071 1.9% 17,382 11.8% 69,084 8.0% 1 9,439 7 4,630 Financial Margin with Clients Change in the Financial Margin with Clients Breakdown R$ millions + R$487 million + 3.0% 1,563 18,132 (1,540) 17,621 320 (120) 16,569 364 (51) (27) 16,081 1 2 3 4 5 1 (1) (2) (1) 3Q19 Working Capital Spread-Sensitive Mix of products Asset Spreads Average Asset Liabilities Margin Others Spread-Sensitive Working Capital 4Q19 and other 3Q19 Operations 3Q19 Portfolio Operations 4Q19 and other 4Q19 1) (2) Includes capital allocated to business areas (except treasury) and the corporation working capital. Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 1 Working capital and other (+ R$24 million): increase in the average balance exceeded the negative effect of the decrease in the interest rate on the remuneration of the working capital. 2 Mix of products (+ R$364 million): continuous effect from the change in the mix of the loan portfolio to products and segments with higher spreads, such as consumer credit and very small, small and middle-market companies. 3 Asset spreads ( - R$51 million): spread reduction in consumer credit. 4 Average asset portfolio (+ R$320 million): increase in individuals and very small, small and middle-market companies loan portfolios in the quarter. 5 Liabilities margin (- R$120 million): effect of the decrease in the interest rate. Annualized average rate of financial margin with clients 4Q19 3Q19 Average Financial Average Rate Average Financial Average Rate (1) (1) In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) Financial Margin with Clients 745,921 18,132 10.0% 720,994 17,621 10.0% Spread-Sensitive Operations 6 43,659 16,569 10.6% 6 24,203 16,081 10.6% Working Capital and Other 1 02,262 1 ,563 6.2% 96,791 1 ,540 6.4% Cost of Credit (5,811) (4,495) Risk-Adjusted Financial Margin with Clients 745,921 12,321 6.7% 720,994 13,126 7.4% (1) Average daily balance. Consolidated Brazil 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 11.8% 11.9% 10.0% 10.0% 10.0% 10.0% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 7.7% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Margin with clients Risk-adjusted margin with clients Excluding one-off effects in Latin America cost of credit CDI (annualized quarterly rate) Itaú Unibanco Holding S.A. 12 Income Statement Analysis Management Discussion & Analysis Managerial Financial Margin Highlights • Financial margin with clients increased by 2.9% in the quarter, driven by better mix of products and higher average volume of assets, partially offset by the decreased liabilities margin and lower asset spreads. These effects led to an increase of R$487 million in the spread-sensitive operations margin. • The 9.9% decrease in the financial margin with the market in the quarter was driven by the lower gains in the trading desk. 4Q19 3Q19 4Q18 2019 2018 R$ millions D D D Financial Margin with Clients 18,132 1 7,621 2.9% 16,233 11.7% 6 9,056 63,599 8.6% Financial Margin with the Market -9.9% 1,149 13.7% 1.6% 1,307 1,450 5,573 5,486 Total 19,071 1.9% 17,382 11.8% 69,084 8.0% 1 9,439 7 4,630 Financial Margin with Clients Change in the Financial Margin with Clients Breakdown R$ millions + R$487 million + 3.0% 1,563 18,132 (1,540) 17,621 320 (120) 16,569 364 (51) (27) 16,081 1 2 3 4 5 1 (1) (2) (1) 3Q19 Working Capital Spread-Sensitive Mix of products Asset Spreads Average Asset Liabilities Margin Others Spread-Sensitive Working Capital 4Q19 and other 3Q19 Operations 3Q19 Portfolio Operations 4Q19 and other 4Q19 1) (2) Includes capital allocated to business areas (except treasury) and the corporation working capital. Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 1 Working capital and other (+ R$24 million): increase in the average balance exceeded the negative effect of the decrease in the interest rate on the remuneration of the working capital. 2 Mix of products (+ R$364 million): continuous effect from the change in the mix of the loan portfolio to products and segments with higher spreads, such as consumer credit and very small, small and middle-market companies. 3 Asset spreads ( - R$51 million): spread reduction in consumer credit. 4 Average asset portfolio (+ R$320 million): increase in individuals and very small, small and middle-market companies loan portfolios in the quarter. 5 Liabilities margin (- R$120 million): effect of the decrease in the interest rate. Annualized average rate of financial margin with clients 4Q19 3Q19 Average Financial Average Rate Average Financial Average Rate (1) (1) In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) Financial Margin with Clients 745,921 18,132 10.0% 720,994 17,621 10.0% Spread-Sensitive Operations 6 43,659 16,569 10.6% 6 24,203 16,081 10.6% Working Capital and Other 1 02,262 1 ,563 6.2% 96,791 1 ,540 6.4% Cost of Credit (5,811) (4,495) Risk-Adjusted Financial Margin with Clients 745,921 12,321 6.7% 720,994 13,126 7.4% (1) Average daily balance. Consolidated Brazil 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 11.8% 11.9% 10.0% 10.0% 10.0% 10.0% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 7.7% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Margin with clients Risk-adjusted margin with clients Excluding one-off effects in Latin America cost of credit CDI (annualized quarterly rate) Itaú Unibanco Holding S.A. 12

Income Statement Analysis Management Discussion & Analysis Cost of Credit Highlights • Increase of 24.8% in provision for loan losses in the quarter due to the increase in provisions of our operations in Latin America and to fewer rating upgrades in the Wholesale Banking in Brazil. • Compared to 2018, the 29.1% increase in cost of credit is related to the growth of the loan portfolio of individuals in Brazil and to the increase in provisions in Latin America. In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Provision for Loan Losses (6,145) (4,922) 24.8% (3,796) 61.9% (19,680) (16,082) 22.4% Recovery of Loans Written Off as Losses 943 796 18.5% 961 -1.9% 3,275 3,716 -11.9% Result from Loan Losses (5,202) (4,126) 26.1% (2,834) 83.5% (16,405) (12,366) 32.7% Impairment (230) (70) 230.7% (269) -14.4% (372) (546) -31.8% Discounts Granted (379) (300) 26.5% (312) 21.5% (1,377) (1,154) 19.3% Cost of Credit (5,811) (4,495) 29.3% (3,415) 70.1% (18,154) (14,066) 29.1% Provision for Loan Losses by Segment Cost of credit increased R$1,316 million compared to the previous quarter. This increase was driven by the higher provision for loan R$ millions losses in operations in Chile and Colombia and in the Wholesale 4.2 3.7 3.4 3.5 Banking in Brazil, due to fewer rating upgrades, in addition to the 3.3 3.2 3.1 3.0 2.9 6,145 R$161 million growth in impairment charges on corporate securities. 4,922 4,407 4,483 4,271 4,206 4,111 3,796 1,252 3,904 638 These increases were partially offset by the higher recovery of loans 701 568 554 489 412 621 514 423 248 393 168 written off as losses in the Wholesale Banking in Brazil. 4,461 4,481 4,210 3,688 3,726 4,021 3,534 3,482 3,165 -298 -304 -177 -354 -371 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Cost of credit increased R$4,088 million compared to 2018 mainly due Latin America ex-Brazil to the higher provision for loan losses. The increase in provisions is Wholesale Banking - Brazil related to the higher credit origination and the growth of the Retail Retail Banking - Brazil Provision for Loan Losses / Loan portfolio (*) Annualized (%) Banking portfolio in Brazil and to the downgrades of specific corporate clients in Chile and in Colombia. Additionally, recovery of loans written (*) Average loan portfolio balance, considering the last two quarters. off as losses decreased, driven by the sales of portfolios in 2018 and Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the the increase in discounts granted. These effects were partially offset business segments section, Latin America is part of Wholesale Banking. by the decrease of R$135 million in impairment charges on corporate securities in the Wholesale Banking in Brazil. • Wholesale Banking - Brazil: fewer clients rating upgrades led to the increase in provision for loan losses of the segment. • Retail Banking - Brazil: relatively stable from the previous quarter. Cost of Credit • Latin America ex-Brazil: increase from the previous quarter, mainly R$ millions driven by downgrades of specific corporate clients in Chile and in Colombia. 3.3% 2.9% 2.5% 2.7% 2.4% 2.4% 2.5% 2.1% 2.1% 2.9% 5,811 Recovery of Loans Written off as Losses 379 4,495 4,257 4,044 3,804 230 3,601 3,788 300 3,415 3,263 390 336 70 308 284 273 R$ millions 282 312 43 285 30 1 187 ' 89 269 5,202 4,126 3,639 3,612 3,316 3,326 3,466 1,015 2,889 2,834 945 961 943 844 795 795 796 741 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Discounts Granted Impairment Result from Loan Losses 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Cost of Credit Cost of Credit / Total Risk (*) Annualized (%) Excluding specific provision expenses from Latin America In the quarter, the sale of portfolios that had already been written off (*) Average loan portfolio balance with financial guarantees provided and corporate securities, as losses in the amount of R$840 million generated a positive impact considering the last two quarters. of R$97 million in recovery of loans written off as losses and of R$58 million on recurring net income. Itaú Unibanco Holding S.A. 13 Income Statement Analysis Management Discussion & Analysis Cost of Credit Highlights • Increase of 24.8% in provision for loan losses in the quarter due to the increase in provisions of our operations in Latin America and to fewer rating upgrades in the Wholesale Banking in Brazil. • Compared to 2018, the 29.1% increase in cost of credit is related to the growth of the loan portfolio of individuals in Brazil and to the increase in provisions in Latin America. In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Provision for Loan Losses (6,145) (4,922) 24.8% (3,796) 61.9% (19,680) (16,082) 22.4% Recovery of Loans Written Off as Losses 943 796 18.5% 961 -1.9% 3,275 3,716 -11.9% Result from Loan Losses (5,202) (4,126) 26.1% (2,834) 83.5% (16,405) (12,366) 32.7% Impairment (230) (70) 230.7% (269) -14.4% (372) (546) -31.8% Discounts Granted (379) (300) 26.5% (312) 21.5% (1,377) (1,154) 19.3% Cost of Credit (5,811) (4,495) 29.3% (3,415) 70.1% (18,154) (14,066) 29.1% Provision for Loan Losses by Segment Cost of credit increased R$1,316 million compared to the previous quarter. This increase was driven by the higher provision for loan R$ millions losses in operations in Chile and Colombia and in the Wholesale 4.2 3.7 3.4 3.5 Banking in Brazil, due to fewer rating upgrades, in addition to the 3.3 3.2 3.1 3.0 2.9 6,145 R$161 million growth in impairment charges on corporate securities. 4,922 4,407 4,483 4,271 4,206 4,111 3,796 1,252 3,904 638 These increases were partially offset by the higher recovery of loans 701 568 554 489 412 621 514 423 248 393 168 written off as losses in the Wholesale Banking in Brazil. 4,461 4,481 4,210 3,688 3,726 4,021 3,534 3,482 3,165 -298 -304 -177 -354 -371 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Cost of credit increased R$4,088 million compared to 2018 mainly due Latin America ex-Brazil to the higher provision for loan losses. The increase in provisions is Wholesale Banking - Brazil related to the higher credit origination and the growth of the Retail Retail Banking - Brazil Provision for Loan Losses / Loan portfolio (*) Annualized (%) Banking portfolio in Brazil and to the downgrades of specific corporate clients in Chile and in Colombia. Additionally, recovery of loans written (*) Average loan portfolio balance, considering the last two quarters. off as losses decreased, driven by the sales of portfolios in 2018 and Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the the increase in discounts granted. These effects were partially offset business segments section, Latin America is part of Wholesale Banking. by the decrease of R$135 million in impairment charges on corporate securities in the Wholesale Banking in Brazil. • Wholesale Banking - Brazil: fewer clients rating upgrades led to the increase in provision for loan losses of the segment. • Retail Banking - Brazil: relatively stable from the previous quarter. Cost of Credit • Latin America ex-Brazil: increase from the previous quarter, mainly R$ millions driven by downgrades of specific corporate clients in Chile and in Colombia. 3.3% 2.9% 2.5% 2.7% 2.4% 2.4% 2.5% 2.1% 2.1% 2.9% 5,811 Recovery of Loans Written off as Losses 379 4,495 4,257 4,044 3,804 230 3,601 3,788 300 3,415 3,263 390 336 70 308 284 273 R$ millions 282 312 43 285 30 1 187 ' 89 269 5,202 4,126 3,639 3,612 3,316 3,326 3,466 1,015 2,889 2,834 945 961 943 844 795 795 796 741 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Discounts Granted Impairment Result from Loan Losses 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Cost of Credit Cost of Credit / Total Risk (*) Annualized (%) Excluding specific provision expenses from Latin America In the quarter, the sale of portfolios that had already been written off (*) Average loan portfolio balance with financial guarantees provided and corporate securities, as losses in the amount of R$840 million generated a positive impact considering the last two quarters. of R$97 million in recovery of loans written off as losses and of R$58 million on recurring net income. Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
29,541	29,613	32,825	34,261	34,477	39,747



Loan Portfolio by Risk Level
43.0% 43.0% 43.6% 42.9% 44.6% 44.6%
38.2% 37.5% 36.1% 34.9% 32.4% 31.3%
5.5% 6.2% 5.7% 10.2% 9.8% 9.7%
4.0% 4.4% 6.2% 4.0% 5.5% 6.0%
9.2% 8.8% 8.3% 8.0% 7.7% 8.3%
Dec-18 Sep-19 Dec-19 Dec-18 Sep-19 Dec-19
AA A B C D-H

Allowance for Loan Losses and for Financial Guarantees Provided

Compared to the end of September 2019, the allowance for loan losses and for financial guarantees provided were up 15.3%. This increase was driven by the constitution of provision due to the improvement of expected loss provisioning models.



R$ millions
34,261 34,206 33,091 34,477 39,747
6,375 5,964 5,748 5,784 10,023
1,136 1,158 1,139 1,010 858
26,750 27,084 26,205 27,683 28,865
Dec-18 Mar-19 Jun-19 Sep-19 Dec-19
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

We present below the total allowance allocation by **type of risk**:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

R$ millions

Allocation of Total Allowance by Type of Risk - Consolidated



Dec-19 11,523 10,828 17,396 39,747
Sep-19 11,213 10,123 13,141 34,477
Dec-18 10,335 10,399 13,527 34,261
Overdue operations according to the Brazilian Central Bank
10,335 11,213 11,523
1,241 1,326 1,419
1,075 1,074 524
8,018 8,813 9,579
Provision < 100%
564 233 33% 3,046
Fully Provisioned
855 292 67% 6,533
Dec-18 Sep-19 Dec-19
Renegotiations and overdue loans
10,399 10,123 10,828
1,208 1,258 1,504
4,296 3,714 3,576
4,894 5,151 5,748
Renegotiations
799 3,419 79% 4,337
Overdue
705 157 21% 1,411
Dec-18 Sep-19 Dec-19
Potential Loss
13,527 13,141 17,396
2,270 2,281 3,999
4,973 3,498 3,859
6,284 7,363 9,538
Dec-18 Sep-19 Dec-19
Retail - Brazil [1] Wholesale - Brazil [1] Latin America [2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A. 14

Income Statement Analysis Management Discussion & Analysis Credit Quality Highlights • NPL ratio 90 days overdue (NPL 90) increased from the previous quarter due to the operations in Latin America. In Brazil, the NPL ratio remained stable since the increase for individuals was offset by the decrease in the corporate segment. • NPL ratio 15 to 90 days overdue (NPL 15-90) remained stable in the quarter. The increase in the NPL ratio for very small, small and middle- market companies in Brazil was offset by the decrease in Latin America. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.1 3.3 3.0 3.2 3.2 17.3 2.9 2.9 2.8 2.6 3.1 16.6 16.4 2.8 2.7 15.9 2.8 15.6 2.8 2.7 15.2 2.7 15.5 2.5 15.1 2.6 14.6 14.3 14.4 3.2 2.5 2.5 3.1 2.3 14.3 2.4 13.8 2.9 13.4 2.7 13.2 13.3 2.7 2.7 13.0 2.7 2.6 2.6 12.3 2.5 2.5 2.6 2.5 2.3 2.3 2.3 2.3 2.1 2.4 2.1 2.4 2.4 2.3 2.3 2.2 1.8 * 1.5 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Dec-15Mar-16Jun-16 Sep-16Dec-16Mar-17Jun-17 Sep-17Dec-17Mar-18Jun-18 Sep-18Dec-18Mar-19Jun-19 Sep-19Dec-19 • Nonperforming loans - 90 days - Total: the 4.4% increase from the Total Brazil¹ Latin America² previous quarter is mainly due to the increase in nonperforming loans * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include of individuals in Brazil and of companies in Latin America . CorpBanca. • Consolidated: the ratio remained stable compared to the previous NPL Ratio (%) | over 90 days quarter driven by the lower delinquency rates in Latin America, offset by the increase in Brazil. 4.8 4.5 • Brazil¹: the ratio increased from the previous quarter with higher 4.4 4.2 4.2 3.9 3.9 3.8 3.7 3.7 3.7 3.5 3.5 3.5 3.4 delinquency rates in the corporate and very small, small and middle- 3.4 3.4 3.9 3.6 market companies segments. 3.5 3.4 3.4 3.2 3.2 3.1 3.0 3.2 3.1 3.0 2.9 2.9 2.9 2.8 2.9 1.6 • Latin America²: the ratio decreased from the previous quarter driven 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.1 1.9 1.1 1.1 by individuals operations in Chile and companies operations in Chile, Colombia and Uruguay. Dec-15Mar-16 Jun-16 Sep-16 Dec-16Mar-17 Jun-17 Sep-17 Dec-17Mar-18 Jun-18 Sep-18Dec-18Mar-19 Jun-19 Sep-19Dec-19 Total Brazil¹ Latin America² NPL Ratio - Brazil¹ (%) | 15 to 90 days • Consolidated: the ratio increased compared to the previous quarter driven by the Latin America operations. • Brazil¹: the ratio remained stable in the quarter, with the increase in 4.2 4.3 4.2 3.9 4.0 3.6 3.7 delinquency rates in the individuals segment, being offset by the 3.5 3.5 3.5 4.2 4.2 3.4 3.4 3.3 3.2 3.2 3.1 3.9 3.8 2.9 3.7 decrease in the corporate segment. 3.5 2.5 2.3 2.4 2.3 3.0 2.0 2.8 1.7 • Latin America²: the ratio increased in the quarter driven by 1.8 1.8 1.7 1.5 1.5 1.6 1.5 1.0 1.0 1.8 1.0 0.9 0.8 corporate operations in Chile and Colombia. 1.7 0.9 0.7 0.7 0.7 1.5 1.1 Dec-15Mar-16Jun-16Sep-16Dec-16Mar-17Jun-17Sep-17Dec-17Mar-18Jun-18 Sep-18Dec-18Mar-19Jun-19 Sep-19Dec-19 NPL Ratio - Brazil¹ (%) | over 90 days Individuals Very Small, Small and Middle Market Companies Corporate 6.3 6.0 5.8 6.0 5.8 5.6 5.2 5.1 4.9 • Individuals: the decreased from the previous quarter, driven by the 4.8 4.5 4.7 5.9 4.6 4.5 5.7 4.4 4.5 4.4 5.6 5.6 5.3 5.1 4.9 lower delinquency rates in the credit card, vehicles and mortgage loan 4.7 4.5 4.3 2.9 3.7 2.5 2.4 2.4 3.4 portfolios. 3.2 2.8 2.6 • Very small, small and middle-market companies: the ratio 1.8 1.7 1.5 1.8 1.5 1.6 1.4 1.6 1.1 1.3 1.2 1.0 1.0 1.0 0.6 increased from the previous quarter. Dec-15Mar-16Jun-16 Sep-16Dec-16Mar-17Jun-17Sep-17Dec-17Mar-18Jun-18Sep-18Dec-18Mar-19Jun-19Sep-19Dec-19 • Corporate: the ratio increased from the previous quarter for clients Individuals Corporate Very Small, Small and Middle Market Companies that were already adequately provisioned. There was no concentration • Individuals: the ratio increased from the previous quarter, driven by in a specific client or sector. the increase of higher risk loan portfolios in the mix of products, however within our risk appetite. • Very small, small and middle-market companies: the ratio remained stable in the quarter, still in the lowest level since the merger of Itaú and Unibanco. • Corporate: the ratio decreased from the previous quarter, mainly due to the debt restructuring and settlement of a specific corporate ¹ Includes units abroad ex-Latin America.² Excludes Brazil. client. Itaú Unibanco Holding S.A. 15 Income Statement Analysis Management Discussion & Analysis Credit Quality Highlights • NPL ratio 90 days overdue (NPL 90) increased from the previous quarter due to the operations in Latin America. In Brazil, the NPL ratio remained stable since the increase for individuals was offset by the decrease in the corporate segment. • NPL ratio 15 to 90 days overdue (NPL 15-90) remained stable in the quarter. The increase in the NPL ratio for very small, small and middle- market companies in Brazil was offset by the decrease in Latin America. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.1 3.3 3.0 3.2 3.2 17.3 2.9 2.9 2.8 2.6 3.1 16.6 16.4 2.8 2.7 15.9 2.8 15.6 2.8 2.7 15.2 2.7 15.5 2.5 15.1 2.6 14.6 14.3 14.4 3.2 2.5 2.5 3.1 2.3 14.3 2.4 13.8 2.9 13.4 2.7 13.2 13.3 2.7 2.7 13.0 2.7 2.6 2.6 12.3 2.5 2.5 2.6 2.5 2.3 2.3 2.3 2.3 2.1 2.4 2.1 2.4 2.4 2.3 2.3 2.2 1.8 * 1.5 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Dec-15Mar-16Jun-16 Sep-16Dec-16Mar-17Jun-17 Sep-17Dec-17Mar-18Jun-18 Sep-18Dec-18Mar-19Jun-19 Sep-19Dec-19 • Nonperforming loans - 90 days - Total: the 4.4% increase from the Total Brazil¹ Latin America² previous quarter is mainly due to the increase in nonperforming loans * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include of individuals in Brazil and of companies in Latin America . CorpBanca. • Consolidated: the ratio remained stable compared to the previous NPL Ratio (%) | over 90 days quarter driven by the lower delinquency rates in Latin America, offset by the increase in Brazil. 4.8 4.5 • Brazil¹: the ratio increased from the previous quarter with higher 4.4 4.2 4.2 3.9 3.9 3.8 3.7 3.7 3.7 3.5 3.5 3.5 3.4 delinquency rates in the corporate and very small, small and middle- 3.4 3.4 3.9 3.6 market companies segments. 3.5 3.4 3.4 3.2 3.2 3.1 3.0 3.2 3.1 3.0 2.9 2.9 2.9 2.8 2.9 1.6 • Latin America²: the ratio decreased from the previous quarter driven 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.2 1.2 1.1 1.9 1.1 1.1 by individuals operations in Chile and companies operations in Chile, Colombia and Uruguay. Dec-15Mar-16 Jun-16 Sep-16 Dec-16Mar-17 Jun-17 Sep-17 Dec-17Mar-18 Jun-18 Sep-18Dec-18Mar-19 Jun-19 Sep-19Dec-19 Total Brazil¹ Latin America² NPL Ratio - Brazil¹ (%) | 15 to 90 days • Consolidated: the ratio increased compared to the previous quarter driven by the Latin America operations. • Brazil¹: the ratio remained stable in the quarter, with the increase in 4.2 4.3 4.2 3.9 4.0 3.6 3.7 delinquency rates in the individuals segment, being offset by the 3.5 3.5 3.5 4.2 4.2 3.4 3.4 3.3 3.2 3.2 3.1 3.9 3.8 2.9 3.7 decrease in the corporate segment. 3.5 2.5 2.3 2.4 2.3 3.0 2.0 2.8 1.7 • Latin America²: the ratio increased in the quarter driven by 1.8 1.8 1.7 1.5 1.5 1.6 1.5 1.0 1.0 1.8 1.0 0.9 0.8 corporate operations in Chile and Colombia. 1.7 0.9 0.7 0.7 0.7 1.5 1.1 Dec-15Mar-16Jun-16Sep-16Dec-16Mar-17Jun-17Sep-17Dec-17Mar-18Jun-18 Sep-18Dec-18Mar-19Jun-19 Sep-19Dec-19 NPL Ratio - Brazil¹ (%) | over 90 days Individuals Very Small, Small and Middle Market Companies Corporate 6.3 6.0 5.8 6.0 5.8 5.6 5.2 5.1 4.9 • Individuals: the decreased from the previous quarter, driven by the 4.8 4.5 4.7 5.9 4.6 4.5 5.7 4.4 4.5 4.4 5.6 5.6 5.3 5.1 4.9 lower delinquency rates in the credit card, vehicles and mortgage loan 4.7 4.5 4.3 2.9 3.7 2.5 2.4 2.4 3.4 portfolios. 3.2 2.8 2.6 • Very small, small and middle-market companies: the ratio 1.8 1.7 1.5 1.8 1.5 1.6 1.4 1.6 1.1 1.3 1.2 1.0 1.0 1.0 0.6 increased from the previous quarter. Dec-15Mar-16Jun-16 Sep-16Dec-16Mar-17Jun-17Sep-17Dec-17Mar-18Jun-18Sep-18Dec-18Mar-19Jun-19Sep-19Dec-19 • Corporate: the ratio increased from the previous quarter for clients Individuals Corporate Very Small, Small and Middle Market Companies that were already adequately provisioned. There was no concentration • Individuals: the ratio increased from the previous quarter, driven by in a specific client or sector. the increase of higher risk loan portfolios in the mix of products, however within our risk appetite. • Very small, small and middle-market companies: the ratio remained stable in the quarter, still in the lowest level since the merger of Itaú and Unibanco. • Corporate: the ratio decreased from the previous quarter, mainly due to the debt restructuring and settlement of a specific corporate ¹ Includes units abroad ex-Latin America.² Excludes Brazil. client. Itaú Unibanco Holding S.A. 15

Income Statement Analysis Management Discussion & Analysis (*) NPL Creation over Credit Portfolio Coverage Ratio | 90 days 248% 245% 236% 235% 229% 221% 1.7% 1.6% 1.6% 1.6% 208% 208% 208% 1.6% 1.6% 1.5% 1.5% 1.4% 1.0% 1.0% 1.0% 1.0% 0.9% 0.9% 0.9% 0.8% 0.8% 100% 96% 95% 97% 92% 90% 88% 87% 86% 0.8% 0.5% 0.8% 0.4% 0.4% 0.7% 0.3% 0.7% 0.6% 0.5% 0.4% 0.3% 0.2% 0.3% 0.2% Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 0.1% -0.3% Total Total (Expanded) -0.2% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 952% 930% 908% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 639% 618% 517% 487% • Consolidated: decreased from the previous period, mainly driven by 253% 399% 249% 241% 338% the decrease in the portfolio of loans more than 90 days overdue in the 238% 235% 227% 221% 223% 215% Wholesale Banking in Brazil. 235% 228% 221% 219% 220% 206% 207% (*) 205% 204% 183% Credit portfolio of the previous quarter without financial guarantees provided and corporate 172% 169% 172% 169% 168% 169% 166% 169% securities Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Sale of Financial Assets Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil In the fourth quarter of 2019 we recorded sales of assets with no risk • Consolidated: the increase of 21 percentage points in total coverage retention to non-related companies with face value of R$342 million. ratio was caused by higher provisions, mainly driven by the This operation had positive impact of R$44 million on net income, constitution of provision due to the improvement of expected loss negative of R$64 million on financial margin with clients and positive of provisioning models. R$138 million on cost of credit, with an impact of 20 basis points on the NPL 90 days ratio of the corporate segment in Brazil, but without material impact on the consolidated ratio. Loan Portfolio Write-Off In addition, student credit portfolios were sold in Chile with face value R$ millions of R$419 million, with an impact of R$34 million on net income and of 5,250 4,714 4,776 4,623 R$56 million on financial margin with clients. This kind of operation 4,412 4,422 4,305 4,151 4,064 0.9% 1.0% 0.9% 0.8% 1.0% 0.8% 0.8% 0.8% 0.7% occurs annually on this period. Also in our Latin America operations we sold active portfolios with face 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 value of R$60 million, which had positive impacts of R$7 million on net Write-Off Write-Off / Loan Portfolio (*) income and of R$12 million on the cost of credit. (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-off decreased 6.9% when compared to the Finally, we recorded sales of assets already written off as losses with no previous quarter, mainly in Latin America. The ratio of written-off risk retention to non-related companies with face value of R$840 operations to the average balance of loan portfolio decreased, million. This sale had a positive impact of R$58 million on net income reaching the lowest level since 2014. with no impact on credit quality ratios. ¹ Includes units abroad ex-Latin America. Renegotiated Loans Operations Some exposures of the corporate segment in Brazil led to the decrease By overdue period measured at the in renegotiated loan operations portfolio in the quarter. Part of these renegotiation moment exposures were more than 90 days overdue. Accordingly, the R$ billions Brazil delinquency rate decreased, with no significant changes in the coverage ratio level. 25.2 25.4 24.7 26.0 25.7 28.4 27.6 27.3 26.9 28.1 2.5 2.1 2.3 2.4 2.3 2.0 2.0 1.8 1.8 1.3 41.4% 41.4% 39.5% 39.2% 39.3% 7.6 7.3 7.3 8.2 8.0 4.9 5.2 5.5 4.9 4.8 19.1% 1.4 1.3 1.3 1.4 17.5% 1.4 16.8% 16.8% 15.3% 9.9 9.0 9.2 9.8 9.6 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Coverage Ratio (LLP/Portfolio) When non-overdue When up to 30 days overdue When 31-90 days overdue Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) When over 90 days overdue When Written-off as a Loss Latin America Itaú Unibanco Holding S.A. 16 Income Statement Analysis Management Discussion & Analysis (*) NPL Creation over Credit Portfolio Coverage Ratio | 90 days 248% 245% 236% 235% 229% 221% 1.7% 1.6% 1.6% 1.6% 208% 208% 208% 1.6% 1.6% 1.5% 1.5% 1.4% 1.0% 1.0% 1.0% 1.0% 0.9% 0.9% 0.9% 0.8% 0.8% 100% 96% 95% 97% 92% 90% 88% 87% 86% 0.8% 0.5% 0.8% 0.4% 0.4% 0.7% 0.3% 0.7% 0.6% 0.5% 0.4% 0.3% 0.2% 0.3% 0.2% Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 0.1% -0.3% Total Total (Expanded) -0.2% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 952% 930% 908% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 639% 618% 517% 487% • Consolidated: decreased from the previous period, mainly driven by 253% 399% 249% 241% 338% the decrease in the portfolio of loans more than 90 days overdue in the 238% 235% 227% 221% 223% 215% Wholesale Banking in Brazil. 235% 228% 221% 219% 220% 206% 207% (*) 205% 204% 183% Credit portfolio of the previous quarter without financial guarantees provided and corporate 172% 169% 172% 169% 168% 169% 166% 169% securities Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Sale of Financial Assets Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil In the fourth quarter of 2019 we recorded sales of assets with no risk • Consolidated: the increase of 21 percentage points in total coverage retention to non-related companies with face value of R$342 million. ratio was caused by higher provisions, mainly driven by the This operation had positive impact of R$44 million on net income, constitution of provision due to the improvement of expected loss negative of R$64 million on financial margin with clients and positive of provisioning models. R$138 million on cost of credit, with an impact of 20 basis points on the NPL 90 days ratio of the corporate segment in Brazil, but without material impact on the consolidated ratio. Loan Portfolio Write-Off In addition, student credit portfolios were sold in Chile with face value R$ millions of R$419 million, with an impact of R$34 million on net income and of 5,250 4,714 4,776 4,623 R$56 million on financial margin with clients. This kind of operation 4,412 4,422 4,305 4,151 4,064 0.9% 1.0% 0.9% 0.8% 1.0% 0.8% 0.8% 0.8% 0.7% occurs annually on this period. Also in our Latin America operations we sold active portfolios with face 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 value of R$60 million, which had positive impacts of R$7 million on net Write-Off Write-Off / Loan Portfolio (*) income and of R$12 million on the cost of credit. (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-off decreased 6.9% when compared to the Finally, we recorded sales of assets already written off as losses with no previous quarter, mainly in Latin America. The ratio of written-off risk retention to non-related companies with face value of R$840 operations to the average balance of loan portfolio decreased, million. This sale had a positive impact of R$58 million on net income reaching the lowest level since 2014. with no impact on credit quality ratios. ¹ Includes units abroad ex-Latin America. Renegotiated Loans Operations Some exposures of the corporate segment in Brazil led to the decrease By overdue period measured at the in renegotiated loan operations portfolio in the quarter. Part of these renegotiation moment exposures were more than 90 days overdue. Accordingly, the R$ billions Brazil delinquency rate decreased, with no significant changes in the coverage ratio level. 25.2 25.4 24.7 26.0 25.7 28.4 27.6 27.3 26.9 28.1 2.5 2.1 2.3 2.4 2.3 2.0 2.0 1.8 1.8 1.3 41.4% 41.4% 39.5% 39.2% 39.3% 7.6 7.3 7.3 8.2 8.0 4.9 5.2 5.5 4.9 4.8 19.1% 1.4 1.3 1.3 1.4 17.5% 1.4 16.8% 16.8% 15.3% 9.9 9.0 9.2 9.8 9.6 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Coverage Ratio (LLP/Portfolio) When non-overdue When up to 30 days overdue When 31-90 days overdue Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) When over 90 days overdue When Written-off as a Loss Latin America Itaú Unibanco Holding S.A. 16

Income Statement Analysis Management Discussion & Analysis Commissions and Fees and Result from Insurance Operations¹ Highlights • The higher revenues from investment banking, brokerage, fund management and card issuing activities account for the increases of 11.3% from the previous quarter and 5.9% from 2018. These positive effects were partially offset by the lower revenues from the acquiring business from the previous year. In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Credit and Debit Cards 3 ,368 3 ,194 5.5% 3 ,487 -3.4% 13,034 13,450 -3.1% Card Issuance 2,460 2,262 8.8% 2,234 10.1% 9,125 8,514 7.2% Acquiring 908 932 -2.6% 1,252 -27.5% 3,909 4,936 -20.8% Current Account Services 1 ,979 1,885 5.0% 1,854 6.7% 7 ,537 7,320 3.0% Asset Management 1 ,759 1 ,375 27.9% 1 ,192 47.5% 5,471 4,380 24.9% Fund Management Fees 1,584 1,200 32.0% 1,009 56.9% 4,771 3,699 29.0% Consórcio Administration Fees 175 176 -0.4% 182 -4.2% 700 681 2.8% Advisory Services and Brokerage 1,143 698 63.8% 559 104.6% 2,826 1,576 79.3% Credit Operations and Guarantees Provided 615 607 1.4% 615 -0.1% 2 ,481 2 ,518 -1.5% Collection Services 488 498 -2.0% 480 1.7% 1 ,943 1 ,893 2.6% Other 269 294 -8.5% 237 13.5% 1 ,098 1 ,034 6.2% Latin America (ex-Brazil) 734 715 2.6% 768 -4.4% 2 ,917 2 ,907 0.3% Commissions and Fees 10,356 9 ,267 11.8% 9 ,192 12.7% 37,307 35,079 6.4% Result from Insurance Operations¹ 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Total 1 2,062 10,842 11.3% 10,782 11.9% 43,870 4 1,436 5.9% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card issuing activities revenues were up 8.8% in the quarter driven by the higher revenues from interchange fees, related to the greater transaction volume. In the year, the 7.2% increase was related to higher revenues from credit card, partially offset by higher expenses on the rewards program and by the new Central Bank regulation that established a cap on debit interchange fee as of October 2018. Acquiring activities revenues decreased 2.6% in the quarter due to lower revenues from MDR (Merchant Discount Rates). In 2019, the lower revenues from MDR, prepayment and rental of machines led to a decrease of 20.8% in acquiring revenues. The end of the prepayment rate on credit card transactions without installments and the evolution of Pop Credicard contributed to the increase in the equipment base of 19.2% when compared to the same period of the previous year. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,465 1,463 32.4 34.1 34.5 4Q19 4Q19 29.8 29.5 1,228 28.1 141,862 150,490 R$150.5 billion R$141.9 billion 127,193 133,276 118,877 131,700 37,740 51,362 + 12.9% (vs. 3Q19) + 19.3% (vs. 3Q19) 31,988 34,055 46,057 42,242 + 14.3% (vs. 4Q18) + 11.5% (vs. 4Q18) credit credit 112,751 101,289 90,499 97,645 81,136 + 11.3% (vs. 3Q19) + 18.1% (vs. 3Q19) 76,636 + 15.5% (vs. 4Q18) + 11.5% (vs. 4Q18) debit 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 debit + 21.6% (vs. 3Q19) + 18.0% (vs. 3Q19) Credit Card Transactions Volume Debit Card Transactions Volume + 11.5% (vs. 4Q18) Debit Card Transactions Volume + 10.8% (vs. 4Q18 Credit Card Transactions Volume Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17 Income Statement Analysis Management Discussion & Analysis Commissions and Fees and Result from Insurance Operations¹ Highlights • The higher revenues from investment banking, brokerage, fund management and card issuing activities account for the increases of 11.3% from the previous quarter and 5.9% from 2018. These positive effects were partially offset by the lower revenues from the acquiring business from the previous year. In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Credit and Debit Cards 3 ,368 3 ,194 5.5% 3 ,487 -3.4% 13,034 13,450 -3.1% Card Issuance 2,460 2,262 8.8% 2,234 10.1% 9,125 8,514 7.2% Acquiring 908 932 -2.6% 1,252 -27.5% 3,909 4,936 -20.8% Current Account Services 1 ,979 1,885 5.0% 1,854 6.7% 7 ,537 7,320 3.0% Asset Management 1 ,759 1 ,375 27.9% 1 ,192 47.5% 5,471 4,380 24.9% Fund Management Fees 1,584 1,200 32.0% 1,009 56.9% 4,771 3,699 29.0% Consórcio Administration Fees 175 176 -0.4% 182 -4.2% 700 681 2.8% Advisory Services and Brokerage 1,143 698 63.8% 559 104.6% 2,826 1,576 79.3% Credit Operations and Guarantees Provided 615 607 1.4% 615 -0.1% 2 ,481 2 ,518 -1.5% Collection Services 488 498 -2.0% 480 1.7% 1 ,943 1 ,893 2.6% Other 269 294 -8.5% 237 13.5% 1 ,098 1 ,034 6.2% Latin America (ex-Brazil) 734 715 2.6% 768 -4.4% 2 ,917 2 ,907 0.3% Commissions and Fees 10,356 9 ,267 11.8% 9 ,192 12.7% 37,307 35,079 6.4% Result from Insurance Operations¹ 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Total 1 2,062 10,842 11.3% 10,782 11.9% 43,870 4 1,436 5.9% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card issuing activities revenues were up 8.8% in the quarter driven by the higher revenues from interchange fees, related to the greater transaction volume. In the year, the 7.2% increase was related to higher revenues from credit card, partially offset by higher expenses on the rewards program and by the new Central Bank regulation that established a cap on debit interchange fee as of October 2018. Acquiring activities revenues decreased 2.6% in the quarter due to lower revenues from MDR (Merchant Discount Rates). In 2019, the lower revenues from MDR, prepayment and rental of machines led to a decrease of 20.8% in acquiring revenues. The end of the prepayment rate on credit card transactions without installments and the evolution of Pop Credicard contributed to the increase in the equipment base of 19.2% when compared to the same period of the previous year. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,465 1,463 32.4 34.1 34.5 4Q19 4Q19 29.8 29.5 1,228 28.1 141,862 150,490 R$150.5 billion R$141.9 billion 127,193 133,276 118,877 131,700 37,740 51,362 + 12.9% (vs. 3Q19) + 19.3% (vs. 3Q19) 31,988 34,055 46,057 42,242 + 14.3% (vs. 4Q18) + 11.5% (vs. 4Q18) credit credit 112,751 101,289 90,499 97,645 81,136 + 11.3% (vs. 3Q19) + 18.1% (vs. 3Q19) 76,636 + 15.5% (vs. 4Q18) + 11.5% (vs. 4Q18) debit 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 debit + 21.6% (vs. 3Q19) + 18.0% (vs. 3Q19) Credit Card Transactions Volume Debit Card Transactions Volume + 11.5% (vs. 4Q18) Debit Card Transactions Volume + 10.8% (vs. 4Q18 Credit Card Transactions Volume Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

Revenues from current account services were up 5.0% from the previous quarter driven by higher volume of payment transactions and higher revenues from companies current account holders.

Compared to 2018, these revenues increased by 3.0% driven by the increase in the number of current account holders, which was partially offset by the higher exemptions in current account types, and by higher volume of payment transactions.

New Accounts
Individuals accounts (in thousands)


952
1,073
1,001
61
225
268
4Q17
4Q18
4Q19
Abreconta App
Brick and Mortar Branches

Asset Management

- Fund Management

Fund management fees were higher by R$384 million in the quarter driven by higher revenues from performance fees and the 5.6% increase in assets under administration.

Compared to 2018, fund management fees grew 29.0% driven by a 23.1% increase in assets under administration and higher revenues from performance fees. We highlight the 46.9% growth in the balance of funds distributed through our open investment platform initiative.

Managed Portfolio and Investment Funds


R$ billions
+23.1%
+5.6%
1,107
125
983
1,135
142
993
1,176
155
1,021
1,290
172
1,118
1,363
183
1,180
4Q18
1Q19
2Q19
3Q19
4Q19
Total Balance (ex- Open Platform)
Open Platform

Note: Does not include Latin America (ex-Brazil).

- *Consórcio* Administration Fees

Consórcio administration fees remained stable in the quarter.

Compared to 2018, *consórcio* administration fees grew by 2.8% due to the higher volume. Installments receivable totaled R$12.6 billion at the end of December 2019, increasing by 6.9% from December 2018.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided increased by 1.4% from the previous quarter, driven by the higher revenues from loan operations.

Compared to 2018, these revenues were down by 1.5% driven by the lower volume of financial guarantees provided, which was partially offset by the higher revenues from loan operations.

Collection Services

Revenues from collection services decreased by 2.0% compared to the previous quarter, due to the reduction of average fee.

Compared to 2018, these revenues grew by 2.6% driven by higher volume and pricing from payment of taxes and contributions.

Advisory Services and Brokerage

Higher capital market activity, which reflected both in investment banking and brokerage operations, led to the R$445 million increase in the quarter and to the R$1,249 million increase when compared to 2018.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$39.1 billion in 2019, maintaining the leadership position in the ANBIMA(Brazilian Financial and Capital Markets Association) ranking.

Equities: we undertook 32 offerings in South America in 2019, which totaled US$3.5 billion, reaching the leadership position in the Dealogic ranking.

Mergers and Acquisitions: in 2019, we provided financial advisory on 50 transactions in South America, totaling US$15.7 billion in the Dealogic ranking.

Itaú Unibanco Holding S.A.
18

Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights • Increase in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the increases in premiums earned from life and personal accidents insurance and from financial margin on pension plan. • Compared to 2018, the increase in premiums earned, earnings of affiliates and commissions and fees from pension plan were partially offset by lower gains from liability adequacy test, revenues from premium bonds and managerial financial margin. Result from Insurance, Pension Plan and Premium Bonds In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Earned Premiums 1, 124 1, 105 1.7% 1,045 7.6% 4,356 4,055 7.4% Revenues from Pension Plan 35 57 -37.9% 114 -68.9% 267 463 -42.4% Revenues from Premium Bonds 104 113 -8.4% 108 -4.0% 426 444 -4.1% Managerial Financial Margin 90 (41) - (24) - 141 188 -24.8% Commissions and Fees 553 556 -0.4% 505 9.6% 2,114 2,028 4.2% Earnings of Affiliates 132 129 2.1% 150 -11.6% 549 474 15.8% Revenues from Insurance, Pension Plan and 2,038 1,920 6.2% 1,897 7.4% 7 ,853 7,653 2.6% Premium Bonds Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.8% Result from Insurance, Pension Plan and 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Premium Bonds Recurring Net Income 656 627 4.7% 547 19.9% 2,624 2,457 6.8% The increase in the result from insurance, pension plan and premium Earned Premiums Breakdown R$ millions bonds operations in the quarter was driven by (i) the increase in premiums earned, mainly due to higher sales of life and personal accidents insurance 1,105 1,045 1,052 1,075 1,124 policies and (ii) the increase in managerial financial margin driven by the 10.7% 10.4% 9.2% 9.3% 9.3% 9.6% 9.4% 9.3% 9.5% 9.7% higher remuneration on pension plan assets. 1.4% 1.4% 1.3% 1.5% 1.4% 16.7% 17.3% 17.6% 17.3% 16.2% 14.7% 15.5% 15.8% 15.1% 15.6% Compared to 2018, the 3.2% increase in the result from insurance, pension plan and premium bonds operations was due to higher premiums earned 47.2% 46.8% 47.0% 46.7% 46.9% from credit life, protected card and life and personal accidents insurance 4Q18 1Q19 2Q19 3Q19 4Q19 policies. There was also an increase in earnings of affiliates and pension Life and Personal Accidents Protected Card plans commissions and fees, in addition to lower selling expenses. On the Credit Life Property risk other hand, the liability adequacy test of pension plans, revenues from Mortgage Other premium bonds and managerial financial margin were lower in the period. Retained Claims Breakdown Technical Provisions R$ millions R$ billions 26.7% 27.7% 26.4% 28.9% 28.7% + 5.7% (vs. 4Q18) 3.63.47.4 Insurance 294 297 338 330 299 24.5% 26.1% 25.5% 29.2% 32.6% Premiums Bonds + 0.8% vs. 4Q18) 4.2% 6.2% 3.8% 4.9% 44.9 1.1% 5.6% 0.8% 1.6% 1.4% 10.1% 10.6% 10.9% 11.3% R$220.7 + 5.8% (vs. 4Q18) 9.1% Traditional 13.2% 14.2% 13.4% 15.6% 13.2% billions 161.4 43.8% 46.4% 41.3% 39.6% 39.9% + 10.5% (vs. 4Q18) PGBL 4Q18 1Q19 2Q19 3Q19 4Q19 VGBL + 8.3% vs. 4Q18) Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Insurance Claims/Earned Premiums Pro Forma Income Statement of the Insurance Segment (Recurring Activities) In R$ millions 4Q19 4Q18 D Earned Premiums 1,057 970 9.0% As from this quarter, we have disclosed the results of Insurance Retained Claims (262) (211) 24.2% Recurring Activities, which consist of the bancassurance products Selling Expenses (3) (3) -11.9% related to life, property, credit life, third-party insurance policies Underwriting Margin 792 756 4.8% and our interest in Porto Seguro. This operation had a 4.8% growth Managerial Financial Margin 17 2 818.6% in the underwriting margin driven by higher sales of life and credit Commissions and Fees 117 104 11.9% life insurance policies, despite the increase in the retained claims of Other Income and Expenses ¹ (535) (526) 1.7% these portfolios. Recurring Net Income 392 336 16.5% Recurring Return on Allocated Capital 94.9% 178.9% -84.0 p.p. Combined Ratio 60.6% 62.1% -1.6 p.p. 1 Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. Itaú Unibanco Holding S.A. 19 Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights • Increase in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the increases in premiums earned from life and personal accidents insurance and from financial margin on pension plan. • Compared to 2018, the increase in premiums earned, earnings of affiliates and commissions and fees from pension plan were partially offset by lower gains from liability adequacy test, revenues from premium bonds and managerial financial margin. Result from Insurance, Pension Plan and Premium Bonds In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Earned Premiums 1, 124 1, 105 1.7% 1,045 7.6% 4,356 4,055 7.4% Revenues from Pension Plan 35 57 -37.9% 114 -68.9% 267 463 -42.4% Revenues from Premium Bonds 104 113 -8.4% 108 -4.0% 426 444 -4.1% Managerial Financial Margin 90 (41) - (24) - 141 188 -24.8% Commissions and Fees 553 556 -0.4% 505 9.6% 2,114 2,028 4.2% Earnings of Affiliates 132 129 2.1% 150 -11.6% 549 474 15.8% Revenues from Insurance, Pension Plan and 2,038 1,920 6.2% 1,897 7.4% 7 ,853 7,653 2.6% Premium Bonds Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.8% Result from Insurance, Pension Plan and 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Premium Bonds Recurring Net Income 656 627 4.7% 547 19.9% 2,624 2,457 6.8% The increase in the result from insurance, pension plan and premium Earned Premiums Breakdown R$ millions bonds operations in the quarter was driven by (i) the increase in premiums earned, mainly due to higher sales of life and personal accidents insurance 1,105 1,045 1,052 1,075 1,124 policies and (ii) the increase in managerial financial margin driven by the 10.7% 10.4% 9.2% 9.3% 9.3% 9.6% 9.4% 9.3% 9.5% 9.7% higher remuneration on pension plan assets. 1.4% 1.4% 1.3% 1.5% 1.4% 16.7% 17.3% 17.6% 17.3% 16.2% 14.7% 15.5% 15.8% 15.1% 15.6% Compared to 2018, the 3.2% increase in the result from insurance, pension plan and premium bonds operations was due to higher premiums earned 47.2% 46.8% 47.0% 46.7% 46.9% from credit life, protected card and life and personal accidents insurance 4Q18 1Q19 2Q19 3Q19 4Q19 policies. There was also an increase in earnings of affiliates and pension Life and Personal Accidents Protected Card plans commissions and fees, in addition to lower selling expenses. On the Credit Life Property risk other hand, the liability adequacy test of pension plans, revenues from Mortgage Other premium bonds and managerial financial margin were lower in the period. Retained Claims Breakdown Technical Provisions R$ millions R$ billions 26.7% 27.7% 26.4% 28.9% 28.7% + 5.7% (vs. 4Q18) 3.63.47.4 Insurance 294 297 338 330 299 24.5% 26.1% 25.5% 29.2% 32.6% Premiums Bonds + 0.8% vs. 4Q18) 4.2% 6.2% 3.8% 4.9% 44.9 1.1% 5.6% 0.8% 1.6% 1.4% 10.1% 10.6% 10.9% 11.3% R$220.7 + 5.8% (vs. 4Q18) 9.1% Traditional 13.2% 14.2% 13.4% 15.6% 13.2% billions 161.4 43.8% 46.4% 41.3% 39.6% 39.9% + 10.5% (vs. 4Q18) PGBL 4Q18 1Q19 2Q19 3Q19 4Q19 VGBL + 8.3% vs. 4Q18) Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Insurance Claims/Earned Premiums Pro Forma Income Statement of the Insurance Segment (Recurring Activities) In R$ millions 4Q19 4Q18 D Earned Premiums 1,057 970 9.0% As from this quarter, we have disclosed the results of Insurance Retained Claims (262) (211) 24.2% Recurring Activities, which consist of the bancassurance products Selling Expenses (3) (3) -11.9% related to life, property, credit life, third-party insurance policies Underwriting Margin 792 756 4.8% and our interest in Porto Seguro. This operation had a 4.8% growth Managerial Financial Margin 17 2 818.6% in the underwriting margin driven by higher sales of life and credit Commissions and Fees 117 104 11.9% life insurance policies, despite the increase in the retained claims of Other Income and Expenses ¹ (535) (526) 1.7% these portfolios. Recurring Net Income 392 336 16.5% Recurring Return on Allocated Capital 94.9% 178.9% -84.0 p.p. Combined Ratio 60.6% 62.1% -1.6 p.p. 1 Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Compared to the previous quarter, non-interest expenses increased only 1.7%, despite the impact of the collective wage agreement, driven by higher expenses on employee terminations and labor claims, administrative expenses and expenses in Latin America.
- The continuous investment in technology allowed some cost efficiency actions, such as brick and mortar branches closures and the voluntary severance program, that led to an increase of only 2.5% in non-interest expenses from the previous year, below the inflation (4.3% - IPCA) and the collective wage agreement for the period.

In R$ millions	4Q19	3Q19	Δ	4Q18	Δ	2019	2018	Δ
Personnel Expenses	**(5,664)**	**(5,634)**	**0.5%**	**(5,618)**	**0.8%**	**(22,144)**	**(21,300)**	**4.0%**
Compensation, Charges and Social Benefits	(3,411)	(3,592)	-5.0%	(3,759)	-9.3%	(14,099)	(14,346)	-1.7%
Management and Employees' Profit Sharing [1]	(1,426)	(1,395)	2.2%	(1,226)	16.3%	(5,346)	(4,657)	14.8%
Employee Terminations and Labor Claims	(777)	(616)	26.1%	(552)	40.7%	(2,538)	(2,061)	23.1%
Training	(50)	(31)	58.0%	(81)	-39.0%	(161)	(236)	-31.5%
Administrative Expenses	**(4,262)**	**(4,169)**	**2.2%**	**(4,454)**	**-4.3%**	**(16,777)**	**(16,659)**	**0.7%**
Third-Party Services	(1,200)	(1,075)	11.7%	(1,226)	-2.1%	(4,354)	(4,179)	4.2%
Data Processing and Telecommunications	(919)	(952)	-3.5%	(1,029)	-10.6%	(3,800)	(3,699)	2.7%
Facilities and Materials	(741)	(726)	2.0%	(783)	-5.3%	(2,965)	(2,998)	-1.1%
Depreciation and Amortization	(587)	(556)	5.7%	(558)	5.4%	(2,221)	(2,133)	4.1%
Advertising, Promotions and Publications	(222)	(274)	-18.8%	(234)	-4.9%	(1,069)	(1,214)	-12.0%
Security	(163)	(167)	-2.5%	(170)	-4.2%	(677)	(678)	-0.3%
Financial System Services	(166)	(137)	20.5%	(155)	7.1%	(585)	(585)	0.0%
Transportation and Travel	(143)	(133)	7.3%	(147)	-2.7%	(550)	(527)	4.4%
Other	(120)	(147)	-18.8%	(153)	-22.0%	(558)	(645)	-13.6%
Operating Expenses	**(1,284)**	**(1,300)**	**-1.2%**	**(948)**	**35.5%**	**(4,844)**	**(4,609)**	**5.1%**
Selling - Credit Cards	(759)	(627)	20.9%	(679)	11.7%	(2,645)	(2,348)	12.7%
Contingencies and Other	(386)	(567)	-32.0%	(153)	151.7%	(1,755)	(1,905)	-7.9%
Claims	(139)	(105)	32.2%	(115)	21.0%	(444)	(357)	24.4%
Other Tax Expenses [2]	**(98)**	**(84)**	**17.1%**	**(89)**	**9.7%**	**(361)**	**(329)**	**9.9%**
Latin America (ex-Brazil) [3]	**(1,704)**	**(1,610)**	**5.8%**	**(1,683)**	**1.2%**	**(6,500)**	**(6,478)**	**0.3%**
Total	**(13,011)**	**(12,796)**	**1.7%**	**(12,793)**	**1.7%**	**(50,626)**	**(49,376)**	**2.5%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

Compared to the third quarter of 2019, expenses grew driven by employee terminations and labor claims due to repricing of labor lawsuits, third-party services, driven by higher expenses on consulting services, and expenses in Latin America. These effects were partially offset by lower expenses on compensation, charges and social benefits, despite the collective wage agreement, due to the impact of the voluntary severance program on the number of employees in the fourth quarter and by operating expenses, leading to a 1.7% increase in total non-interest expenses in the quarter.

In 2019, our expenses were positively impacted by some events. We have closed brick and mortar branches which caused a reduction in fixed costs and in the total number of employees, which also decreased in consequence of the voluntary severance program carried out in the year. These reductions absorbed much of the increase in expenses on profit sharing, employee terminations and labor claims, and credit card selling expenses related to the accreditation of REDE and banking correspondents and to expenses on brands and partnerships. The sum of these effects led to the increase of only 2.5% in total non-interest expenses in the year, below inflation (4.3% - IPCA) and the collective wage agreement for the period.

Number of Employees - in thousands


100.3
13.0
0.6
86.8
99.7
12.9
0.5
86.2
98.4
12.7
0.5
85.2
96.8
12.7
0.5
83.5
94.9
12.7
0.5
81.7
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Brazil
Abroad (ex-Latin America)
Latin America

94.9 thousand
employees at the end of the 4Q19

- ▼ **- 1.9%** (4Q19/3Q19)
- ▼ **- 5.4%** (4Q19/4Q18)

Committed to speed up our digital transformation process, we hired more personnel for the technology area. Nevertheless, the number of employees decreased in the last 12 months as a result of the voluntary severance program and the closing of brick and mortar branches in Brazil.

Note: Includes the employees of companies controlled by the Bank.

Itaú Unibanco Holding S.A.

20

Income Statement Analysis Management Discussion & Analysis Efficiency Ratio 48.7 49.2 48.8 45.9 47.1 46.3 46.2 44.0 45.5 47.7 47.4 47.7 47.6 47.5 46.4 47.0 46.6 45.5 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Trailing 12-month Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Efficiency Ratio: Branches Efficiency Ratio (%): • 12-month period: decrease of 220 basis points from the same period of the previous year. Our non-interest expenses increased 74.8 2.5%, whereas inflation for the period was 4.3% (IPCA). Additionally, 70.5 69.5 68.9 66.0 63.3 our revenues increased 7.1%. 28.6 26.6 27.5 26.5 26.5 25.6 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Brick and Mortar Branches Digital Branches Distribution Network Points of Service | Brazil and Abroad Branches and Client Service Branches | Brazil and Abroad The number of available ATMs of Banco24Horas increased by 3.2% The search for efficiency and the higher demand for services from the same period of the previous year, driven by the agreement through digital channels led to the annual decrease of 10.5% in with Tecban establishing the replacement of our external ATMs physical branches in Brazil. In Latin America, we launched six digital network. branches in the year: two in Argentina, two in Chile, one in Paraguay and one in Uruguay. 4,940 4,934 4,722 4,704 4,504 48,476 47,953 47,505 47,518 195 195 46,271 196 196 196 3,530 3,527 3,332 3,330 23,049 3,158 22,605 23,053 23,173 23,780 1,169 1,175 703 691 686 675 1,167 671 1,162 589 1,107 592 584 512 521 508 503 585 479 576 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 23,660 23,590 22,701 22,598 20,808 Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 (i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas (*) Geographical Distribution of Service Network Number of Branches and Client Service Branches North Northeast Midwest Southeast South Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ 107 304 287 2,702 611 establishments. (iii) Does not include points of sale. (*) In December 2019. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21 Income Statement Analysis Management Discussion & Analysis Efficiency Ratio 48.7 49.2 48.8 45.9 47.1 46.3 46.2 44.0 45.5 47.7 47.4 47.7 47.6 47.5 46.4 47.0 46.6 45.5 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Trailing 12-month Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Efficiency Ratio: Branches Efficiency Ratio (%): • 12-month period: decrease of 220 basis points from the same period of the previous year. Our non-interest expenses increased 74.8 2.5%, whereas inflation for the period was 4.3% (IPCA). Additionally, 70.5 69.5 68.9 66.0 63.3 our revenues increased 7.1%. 28.6 26.6 27.5 26.5 26.5 25.6 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Brick and Mortar Branches Digital Branches Distribution Network Points of Service | Brazil and Abroad Branches and Client Service Branches | Brazil and Abroad The number of available ATMs of Banco24Horas increased by 3.2% The search for efficiency and the higher demand for services from the same period of the previous year, driven by the agreement through digital channels led to the annual decrease of 10.5% in with Tecban establishing the replacement of our external ATMs physical branches in Brazil. In Latin America, we launched six digital network. branches in the year: two in Argentina, two in Chile, one in Paraguay and one in Uruguay. 4,940 4,934 4,722 4,704 4,504 48,476 47,953 47,505 47,518 195 195 46,271 196 196 196 3,530 3,527 3,332 3,330 23,049 3,158 22,605 23,053 23,173 23,780 1,169 1,175 703 691 686 675 1,167 671 1,162 589 1,107 592 584 512 521 508 503 585 479 576 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 23,660 23,590 22,701 22,598 20,808 Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 (i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas (*) Geographical Distribution of Service Network Number of Branches and Client Service Branches North Northeast Midwest Southeast South Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ 107 304 287 2,702 611 establishments. (iii) Does not include points of sale. (*) In December 2019. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets grew 5.4% in 12 months and remained stable in the quarter. In the year, we highlight the increase of 9.5% in loan operations and of 19.2% in securities and derivatives.
- Deposits grew 9.4% in 12 months and 3.3% in the quarter. Fund from acceptances and issue of securities grew 28.7% in 12 months and 9.7% in the quarter, boosted by funds from financial bills.

Assets

In R$ millions, end of period	4Q19	3Q19	Δ	4Q18	Δ
Current and Long-term Assets	**1,702,123**	**1,703,925**	**-0.1%**	**1,615,235**	**5.4%**
Cash	30,367	27,721	9.5%	37,159	-18.3%
Interbank Investments	232,362	274,139	-15.2%	304,747	-23.8%
Securities and Derivative Financial Instruments	545,286	510,656	6.8%	457,513	19.2%
Interbank and Interbranch Accounts	135,499	131,052	3.4%	132,776	2.1%
Loan, Lease and Other Loan Operations	583,017	576,020	1.2%	532,481	9.5%
(Allowance for Loan Losses)	(38,888)	(33,467)	16.2%	(33,125)	17.4%
Other Assets	214,480	217,805	-1.5%	183,684	16.8%
Permanent Assets	**36,590**	**34,414**	**6.3%**	**34,378**	**6.4%**
Total Assets	**1,738,713**	**1,738,339**	**0.0%**	**1,649,613**	**5.4%**

Liabilities

In R$ millions, end of period	4Q19	3Q19	Δ	4Q18	Δ
Current and Long-Term Liabilities	**1,593,167**	**1,597,176**	**-0.3%**	**1,502,865**	**6.0%**
Deposits	507,060	490,838	3.3%	463,424	9.4%
Deposits Received under Securities Repurchase Agreements	269,838	296,503	-9.0%	343,236	-21.4%
Fund from Acceptances and Issue of Securities	143,569	130,883	9.7%	111,566	28.7%
Interbank and Interbranch Accounts	54,180	60,317	-10.2%	46,863	15.6%
Borrowings and Onlendings	76,393	77,770	-1.8%	67,947	12.4%
Derivative Financial Instruments	47,815	47,441	0.8%	27,485	74.0%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	220,666	216,060	2.1%	203,417	8.5%
Other Liabilities	273,647	277,364	-1.3%	238,925	14.5%
Deferred Income	**2,698**	**2,632**	**2.5%**	**2,625**	**2.8%**
Minority Interest in Subsidiaries	**10,861**	**12,812**	**-15.2%**	**12,367**	**-12.2%**
Stockholders' Equity	**131,987**	**125,719**	**5.0%**	**131,757**	**0.2%**
Total Liabilities and Equity	**1,738,713**	**1,738,339**	**0.0%**	**1,649,613**	**5.4%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	4Q19	3Q19	Δ
Investments Abroad	78,230	79,911	-2.1%
Net Foreign Exchange Position (Except Investments Abroad)	(145,611)	(134,589)	8.2%
Total	**(67,381)**	**(54,678)**	**23.2%**
Total in US$	**(16,717)**	**(13,130)**	**27.3%**

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

22

Balance Sheet Management Discussion & Analysis Credit Portfolio Highlights • The individuals loan portfolio grew 13.6% in 12 months and 4.4% in the quarter, boosted by credit card, vehicle and unsecured personal loans. • The companies portfolio grew 11.9% in 12 months and 1.2% in the quarter, boosted by working capital, vehicle and export/import financing, mainly to very small, small and middle-market companies. Credit Portfolio by Product In R$ billions, end of period 4Q19 3Q19 D 4Q18 D (1) Individuals - Brazil 239.0 229.0 4.4% 210.4 13.6% Credit Card Loans 90.9 83.3 9.1% 77.5 17.4% Personal Loans 33.7 33.4 0.9% 28.2 19.4% (2) Payroll Loans 49.4 49.3 0.1% 46.7 5.8% Vehicle Loans 19.0 18.0 5.6% 15.9 19.3% Mortgage Loans 45.9 44.8 2.5% 42.0 9.3% Rural Loans 0.1 0 .1 -6.9% 0 .1 -24.9% (1) Companies - Brazil 190.4 188.1 1.2% 170.2 11.9% (3) Working Capital 108.2 1 03.7 4.3% 93.5 15.7% BNDES/Onlending 10.6 12.2 -13.5% 16.9 -37.2% Export / Import Financing 48.6 49.7 -2.1% 40.4 20.4% Vehicle Loans 9 .1 7 .3 24.8% 4 .3 112.7% Mortgage Loans 4 .3 4 .9 -12.2% 6 .3 -31.1% Rural Loans 9.5 10.3 -7.3% 8 .9 7.3% (4) Latin America 153.7 158.9 -3.3% 151.9 1.1% Total without Financial Guarantees Provided 583.0 576.0 1.2% 532.5 9.5% Financial Guarantees Provided 66.7 65.7 1.5% 66.1 0.9% Total with Financial Guarantees Provided 649.7 641.7 1.2% 598.6 8.5% (5) Corporate Securities 56.9 47.3 20.5% 38.3 48.4% Total Risk 706.7 689.0 2.6% 636.9 10.9% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio by Business Sector With Financial Guarantees Provided As of December 31, 2019 In R$ billions, end of period 4Q19 3Q19 D Only 15.1% of the credit risk is concentrated on the 100 largest debtors. Public Sector 3.8 2. 2 74.4% Private Sector 344.3 346. 3 -0.6% % of total % of total Risk Real Estate 23.0 22.8 0.7% In R$ billions credits Assets Food and beverage 2 0.8 20.3 2.5% Largest Debtor 5.4 0.8 0.3 10 Largest Debtors 2 9.3 4.5 1 .7 Transportation 20.7 1 9.3 7.2% 20 Largest Debtors 44.7 6.9 2.6 Agribusiness and fertilizers 18.8 1 8.8 -0.2% 50 Largest Debtors 7 2.0 11.1 4.1 Energy and water treatment 1 6.2 15.8 2.4% 100 Largest Debtors 97.7 15.1 5 .6 Vehicles and auto parts 15.6 15.1 3.4% (*) Including financial guarantees provided Banks and other financial institutions 14.3 1 4.2 0.1% Petrochemical and chemical 1 1.7 1 2.1 -3.2% Credit Portfolio without Financial Infrastructure work 10.9 1 2.3 -11.5% Guarantees Provided by Vintage Steel and metallurgy 9.8 9.6 2.6% In R$ billions Telecommunications 9.2 9.1 0.5% Mining 8.8 8.8 -0.5% 583 576 532 Pharmaceutical and cosmetics 8.5 8.2 3.5% Electronic and IT 7.4 7.3 1.6% 34.3% 32.7% 36.5% Oil and gas 6.8 6.8 0.7% Capital Assets 6.5 6.9 -6.1% 4.7% 4.5% 4.6% 5.4% 6.4% Construction Material 6.2 6.5 -3.7% 6.2% 8.8% 7.1% 8.5% Entertainment and tourism 5.8 5.8 0.9% 11.4% 12.2% 10.1% Sugar and Alcohol 4.2 5.1 -16.3% Services - Other 4 2.8 44.3 -3.3% 35.5% 37.0% 34.0% Commerce - Other 23.1 23.1 -0.2% Industry - Other 9.4 1 0.3 -8.9% 4Q18 3Q19 4Q19 Other 43.9 43.8 0.2% Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 Total 348. 1 348.5 -0.1% Itaú Unibanco Holding S.A. 23 Balance Sheet Management Discussion & Analysis Credit Portfolio Highlights • The individuals loan portfolio grew 13.6% in 12 months and 4.4% in the quarter, boosted by credit card, vehicle and unsecured personal loans. • The companies portfolio grew 11.9% in 12 months and 1.2% in the quarter, boosted by working capital, vehicle and export/import financing, mainly to very small, small and middle-market companies. Credit Portfolio by Product In R$ billions, end of period 4Q19 3Q19 D 4Q18 D (1) Individuals - Brazil 239.0 229.0 4.4% 210.4 13.6% Credit Card Loans 90.9 83.3 9.1% 77.5 17.4% Personal Loans 33.7 33.4 0.9% 28.2 19.4% (2) Payroll Loans 49.4 49.3 0.1% 46.7 5.8% Vehicle Loans 19.0 18.0 5.6% 15.9 19.3% Mortgage Loans 45.9 44.8 2.5% 42.0 9.3% Rural Loans 0.1 0 .1 -6.9% 0 .1 -24.9% (1) Companies - Brazil 190.4 188.1 1.2% 170.2 11.9% (3) Working Capital 108.2 1 03.7 4.3% 93.5 15.7% BNDES/Onlending 10.6 12.2 -13.5% 16.9 -37.2% Export / Import Financing 48.6 49.7 -2.1% 40.4 20.4% Vehicle Loans 9 .1 7 .3 24.8% 4 .3 112.7% Mortgage Loans 4 .3 4 .9 -12.2% 6 .3 -31.1% Rural Loans 9.5 10.3 -7.3% 8 .9 7.3% (4) Latin America 153.7 158.9 -3.3% 151.9 1.1% Total without Financial Guarantees Provided 583.0 576.0 1.2% 532.5 9.5% Financial Guarantees Provided 66.7 65.7 1.5% 66.1 0.9% Total with Financial Guarantees Provided 649.7 641.7 1.2% 598.6 8.5% (5) Corporate Securities 56.9 47.3 20.5% 38.3 48.4% Total Risk 706.7 689.0 2.6% 636.9 10.9% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio by Business Sector With Financial Guarantees Provided As of December 31, 2019 In R$ billions, end of period 4Q19 3Q19 D Only 15.1% of the credit risk is concentrated on the 100 largest debtors. Public Sector 3.8 2. 2 74.4% Private Sector 344.3 346. 3 -0.6% % of total % of total Risk Real Estate 23.0 22.8 0.7% In R$ billions credits Assets Food and beverage 2 0.8 20.3 2.5% Largest Debtor 5.4 0.8 0.3 10 Largest Debtors 2 9.3 4.5 1 .7 Transportation 20.7 1 9.3 7.2% 20 Largest Debtors 44.7 6.9 2.6 Agribusiness and fertilizers 18.8 1 8.8 -0.2% 50 Largest Debtors 7 2.0 11.1 4.1 Energy and water treatment 1 6.2 15.8 2.4% 100 Largest Debtors 97.7 15.1 5 .6 Vehicles and auto parts 15.6 15.1 3.4% (*) Including financial guarantees provided Banks and other financial institutions 14.3 1 4.2 0.1% Petrochemical and chemical 1 1.7 1 2.1 -3.2% Credit Portfolio without Financial Infrastructure work 10.9 1 2.3 -11.5% Guarantees Provided by Vintage Steel and metallurgy 9.8 9.6 2.6% In R$ billions Telecommunications 9.2 9.1 0.5% Mining 8.8 8.8 -0.5% 583 576 532 Pharmaceutical and cosmetics 8.5 8.2 3.5% Electronic and IT 7.4 7.3 1.6% 34.3% 32.7% 36.5% Oil and gas 6.8 6.8 0.7% Capital Assets 6.5 6.9 -6.1% 4.7% 4.5% 4.6% 5.4% 6.4% Construction Material 6.2 6.5 -3.7% 6.2% 8.8% 7.1% 8.5% Entertainment and tourism 5.8 5.8 0.9% 11.4% 12.2% 10.1% Sugar and Alcohol 4.2 5.1 -16.3% Services - Other 4 2.8 44.3 -3.3% 35.5% 37.0% 34.0% Commerce - Other 23.1 23.1 -0.2% Industry - Other 9.4 1 0.3 -8.9% 4Q18 3Q19 4Q19 Other 43.9 43.8 0.2% Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 Total 348. 1 348.5 -0.1% Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals


Dec-19
7.9%
38.1%
14.1%
19.2%
20.7%
Dec-14
15.6%
32.0%
15.1%
15.6%
21.8%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix - Companies


Dec-19
45.1%
54.9%
Dec-14
32.0%
68.0%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$49.4 billion as of December 31, 2019

▲ + 0.1% (vs. Sep-19) ▲ + 5.8% (vs. Dec-18)

The payroll loans portfolio for INSS pensioners grew 6.7% compared to the same period of the previous year.

Portfolio 4Q19


By origination (%)
By Sector (R$ billions)
56%
44%
6.5
3.9
39.0
Branches
Itaú Consignado S.A.
INSS
Public Sector
Private Sector

Mortgage loans[2]

R$50.3 billion as of December 31, 2019

▲ + 1.0% (vs. Sep-19) ▲ + 4.0% (vs. Dec-18)

91% of the mortgage portfolio is individuals

99.7% guaranteed by fiduciary alienation

Originations in 4Q19

67.3% of total credit mortgage is done by borrowers

R$5.1 billion ▲ + 35.8% (vs. 4Q18)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
62.1%	38.6%

Corporate

R$104.6 billion as of December 31, 2019

▼ - 3.0% (vs. Sep-19) ▲ + 2.4% (vs. Dec-18)

In the fourth quarter of 2019, the origination[3] of credit increased 21% when compared to the same period of the previous year.

Credit Cards

R$90.9 billion as of December 31, 2019

▲ + 9.1% (vs. Sep-19) ▲ + 17.4% (vs. Dec-18)


7.9%
8.0%
84.2%
9.9%
9.6%
80.5%
8.7%
8.6%
82.7%
Dec-18
Sep-19
Dec-19
Revolving Credit + Overdue Loans¹
Installment with Interest
Transactor²

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing

R$19.0 billion as of December 31, 2019

▲ + 5.6% (vs. Sep-19) ▲ + 19.3% (vs. Dec-18)

Originations in 4Q19

R$3.5 billion ▲ + 20.1% (vs. 4Q18)

Average Term	% Average Down Payment	Average Ticket
43 months	39%	R$35.9 thousand

Loan-to-Value

Vintage (quarterly average)	Portfolio
57.8%	59.6%

Very Small, Small and Middle Market

R$85.8 billion as of December 31, 2019

▲ + 6.8% (vs. Sep-19) ▲ + 25.9% (vs. Dec-18)

In the fourth quarter of 2019, the origination[3] of credits for very small, small and middle-market companies increased 24% from the previous year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Balance Sheet Management Discussion & Analysis Funding Highlights The funding from clients grew 10.4% in 12 months and 4.8% in the quarter, boosted by time deposits that increased 10.3% in 12 months and 3.8% in the quarter; by demand deposits, that increased 13.4% in 12 months and 0.1% in the quarter; and by funds from bills, that grew 43.4% in 12 months and 16.7% in the quarter. In R$ millions, end of period 4Q19 3Q19 D 4Q18 D 6 08,991 5 81,328 4.8% 5 51,676 10.4% Funding from Clients (A) Demand Deposits 82,306 8 2,245 0.1% 72,581 13.4% Savings Deposits 144,558 140,122 3.2% 136,865 5.6% Time Deposits 277,166 267,029 3.8% 251,301 10.3% Debentures (Linked to Repurchase Agreements and Third Parties' Operations) 5,259 6,492 -19.0% 21,417 -75.4% (1) Funds from Bills and Structured Operations Certificates 99,703 85,440 16.7% 69,512 43.4% 151,331 1 55,422 -2.6% 135,963 11.3% Other Funding (B) Onlending 11,648 13,246 -12.1% 17,907 -35.0% Borrowings 64,745 64,524 0.3% 50,040 29.4% Funds from Acceptance and Issuance of Securities 43,866 45,443 -3.5% 42,054 4.3% (2) Other 31,073 3 2,209 -3.5% 2 5,962 19.7% 1,204,339 1,144,597 5.2% 1,006,594 19.6% Portfolio Managed and Investment Funds (C) 1 97,349 1 87,134 5.5% 1 37,149 43.9% Open Platform (D) Investment Funds 183,118 172,037 6.4% 124,645 46.9% (3) Other 14,231 1 5,097 -5.7% 1 2,505 13.8% Total (A) +(B) + (C) + (D) 2,162,011 2,068,481 4.5% 1,831,383 18.1% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and Funding The ratio between the loan portfolio and the funds raised net of reserve required by Brazilian Central Bank and cash reached 91.9% in the fourth quarter of 2019. 96.3% 96.9% 94.6% 96.0% 91.8% 93.3% 91.9% 78.6% 79.0% 77.8% 76.1% 77.4% 78.2% 76.7% In R$ Billions 760 737 697 699 691 688 667 635 618 578 583 571 576 566 553 553 548 544 531 532 519 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Funding from Clients and Other Funding Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank and Cash Loan portfolio Loan Portfolio / Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank and Cash Loan Portfolio / Funding from Clients and Other Funding Itaú Unibanco Holding S.A. 25 Balance Sheet Management Discussion & Analysis Funding Highlights The funding from clients grew 10.4% in 12 months and 4.8% in the quarter, boosted by time deposits that increased 10.3% in 12 months and 3.8% in the quarter; by demand deposits, that increased 13.4% in 12 months and 0.1% in the quarter; and by funds from bills, that grew 43.4% in 12 months and 16.7% in the quarter. In R$ millions, end of period 4Q19 3Q19 D 4Q18 D 6 08,991 5 81,328 4.8% 5 51,676 10.4% Funding from Clients (A) Demand Deposits 82,306 8 2,245 0.1% 72,581 13.4% Savings Deposits 144,558 140,122 3.2% 136,865 5.6% Time Deposits 277,166 267,029 3.8% 251,301 10.3% Debentures (Linked to Repurchase Agreements and Third Parties' Operations) 5,259 6,492 -19.0% 21,417 -75.4% (1) Funds from Bills and Structured Operations Certificates 99,703 85,440 16.7% 69,512 43.4% 151,331 1 55,422 -2.6% 135,963 11.3% Other Funding (B) Onlending 11,648 13,246 -12.1% 17,907 -35.0% Borrowings 64,745 64,524 0.3% 50,040 29.4% Funds from Acceptance and Issuance of Securities 43,866 45,443 -3.5% 42,054 4.3% (2) Other 31,073 3 2,209 -3.5% 2 5,962 19.7% 1,204,339 1,144,597 5.2% 1,006,594 19.6% Portfolio Managed and Investment Funds (C) 1 97,349 1 87,134 5.5% 1 37,149 43.9% Open Platform (D) Investment Funds 183,118 172,037 6.4% 124,645 46.9% (3) Other 14,231 1 5,097 -5.7% 1 2,505 13.8% Total (A) +(B) + (C) + (D) 2,162,011 2,068,481 4.5% 1,831,383 18.1% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and Funding The ratio between the loan portfolio and the funds raised net of reserve required by Brazilian Central Bank and cash reached 91.9% in the fourth quarter of 2019. 96.3% 96.9% 94.6% 96.0% 91.8% 93.3% 91.9% 78.6% 79.0% 77.8% 76.1% 77.4% 78.2% 76.7% In R$ Billions 760 737 697 699 691 688 667 635 618 578 583 571 576 566 553 553 548 544 531 532 519 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Funding from Clients and Other Funding Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank and Cash Loan portfolio Loan Portfolio / Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank and Cash Loan Portfolio / Funding from Clients and Other Funding Itaú Unibanco Holding S.A. 25

Capital and Risk Management Discussion & Analysis Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. Tier I Capital Ratio On December 31, 2019, our Tier I Capital reached 14.4%, consisting of 13.2% Common Equity Tier I and of 1.3% Additional Tier I. 14.4% 14.1% 0.5% -0.1% 1.3% 1.3% 13.2% 12.8% Tier I Net income and Prudential Adjustments and RWA Tier I Sep-19 other equity changes Dec-19 in the quarter Additional Tier I (AT1) Common Equity Tier I (CET I) 4Q19 3Q19 Capital Ratios In R$ millions, end of period Common Equity Tier I 117,328 113,235 Main changes in the quarter: Tier I (Common Equity + Additional Capital) 128,696 124,856 Referential Equity (Tier I and Tier II) 140,596 136,755 - - Referential Equity: Increase of 2.8% mainly due to the net income of the period. Total Risk-weighted Exposure (RWA) 891,300 887,513 Credit Risk-weighted Assets (RWA ) CPAD 784,730 75 9,358 RWA: Increase of R$3,787 million mainly due to the growth in the credit risk- Operational Risk-weighted Assets (RWA ) OPAD 81,568 81,568 weighted assets (RWA ) driven by the expansion in credit portfolio, CPAD Market Risk-weighted Assets (RWA ) 25,002 46,587 MINT partially offset by the decrease in market risk-weighted assets (RWA ). MINT - - Core Capital Ratio 13.2% 12.8% BIS ratio: Increase of 40 basis points driven by the net income in the period. Tier I Ratio 14.4% 14.1% BIS (Referential Equity / Total Risk-weighted Exposure) 15.8% 15.4% Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 1 Value at Risk - VaR Liquidity Ratios These ratios are calculated based on the methodology defined by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantifies the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) In R$ millions, end of period 4Q19 3Q19 In R$ millions 4Q19 3Q19 VaR by Risk Factor 170,004 HQLA 1 52,914 Interest Rates 813.1 6 82.0 Potential Cash Outflows 1 14,035 100,642 Currency 10.9 29.3 LCR (%) 149.1% 151.9% Shares of Stock Exchange 2 9.4 1 3.5 Net Stable Funding Ratio (NSFR) Commodities 1.0 1.5 Diversification Effect (576.1) (505.9) In R$ millions 4Q19 3Q19 Total VaR 278.3 220.4 733,242 Available Stable Funding 6 99,997 Maximum VaR in the quarter 398.2 398.3 Required Stable Funding 599,963 595,943 Average VaR in the quarter 279.6 305.6 NSFR (%) 122.2% 117.5% Minimum VaR in the quarter 210.5 208.7 (1) Values represented above consider a 1-day time horizon and a 99% confidence level. For 2019, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A. Capital and Risk Management Discussion & Analysis Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. Tier I Capital Ratio On December 31, 2019, our Tier I Capital reached 14.4%, consisting of 13.2% Common Equity Tier I and of 1.3% Additional Tier I. 14.4% 14.1% 0.5% -0.1% 1.3% 1.3% 13.2% 12.8% Tier I Net income and Prudential Adjustments and RWA Tier I Sep-19 other equity changes Dec-19 in the quarter Additional Tier I (AT1) Common Equity Tier I (CET I) 4Q19 3Q19 Capital Ratios In R$ millions, end of period Common Equity Tier I 117,328 113,235 Main changes in the quarter: Tier I (Common Equity + Additional Capital) 128,696 124,856 Referential Equity (Tier I and Tier II) 140,596 136,755 - - Referential Equity: Increase of 2.8% mainly due to the net income of the period. Total Risk-weighted Exposure (RWA) 891,300 887,513 Credit Risk-weighted Assets (RWA ) CPAD 784,730 75 9,358 RWA: Increase of R$3,787 million mainly due to the growth in the credit risk- Operational Risk-weighted Assets (RWA ) OPAD 81,568 81,568 weighted assets (RWA ) driven by the expansion in credit portfolio, CPAD Market Risk-weighted Assets (RWA ) 25,002 46,587 MINT partially offset by the decrease in market risk-weighted assets (RWA ). MINT - - Core Capital Ratio 13.2% 12.8% BIS ratio: Increase of 40 basis points driven by the net income in the period. Tier I Ratio 14.4% 14.1% BIS (Referential Equity / Total Risk-weighted Exposure) 15.8% 15.4% Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 1 Value at Risk - VaR Liquidity Ratios These ratios are calculated based on the methodology defined by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantifies the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) In R$ millions, end of period 4Q19 3Q19 In R$ millions 4Q19 3Q19 VaR by Risk Factor 170,004 HQLA 1 52,914 Interest Rates 813.1 6 82.0 Potential Cash Outflows 1 14,035 100,642 Currency 10.9 29.3 LCR (%) 149.1% 151.9% Shares of Stock Exchange 2 9.4 1 3.5 Net Stable Funding Ratio (NSFR) Commodities 1.0 1.5 Diversification Effect (576.1) (505.9) In R$ millions 4Q19 3Q19 Total VaR 278.3 220.4 733,242 Available Stable Funding 6 99,997 Maximum VaR in the quarter 398.2 398.3 Required Stable Funding 599,963 595,943 Average VaR in the quarter 279.6 305.6 NSFR (%) 122.2% 117.5% Minimum VaR in the quarter 210.5 208.7 (1) Values represented above consider a 1-day time horizon and a 99% confidence level. For 2019, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A.

Segment Analysis Management Discussion and Analysis Results by Business Segment The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units. Retail Banking Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies. Highlights • Compared to the last quarter, the increases of 2.6% in the financial margin with clients and of 5.7% in commissions and fees, mainly driven by credit card issuing activities, contributed to the 10.0% increase in net income. • Compared to the fourth quarter of 2018, the increase in financial margin with clients more than offset the increase in provision for loan losses. 4Q19 3Q19 4Q18 In R$ millions D D Operating Revenues 2 0,965 2 0,215 3.7% 1 8,335 14.3% Managerial Financial Margin 1 2,452 12,131 2.6% 1 0,247 21.5% Commissions and Fees 6,667 6 ,308 5.7% 6,418 3.9% Revenues from Insurance, Pension Plans and Premium Bonds Operations before 1 ,846 1 ,777 3.9% 1 ,670 10.5% Retained Claims and Selling Expenses Cost of Credit (4,230) (4,238) -0.2% (3,340) 26.7% Retained Claims (315) (321) -2.0% (281) 11.9% Other Operating Expenses (10,698) (10,541) 1.5% (10,287) 4.0% Income before Tax and Minority Interests 5,722 5,116 11.9% 4,427 29.3% Income Tax and Social Contribution (2,032) (1,768) 14.9% (1,637) 24.1% Minority Interests in Subsidiaries (47) (37) 29.2% (57) -17.2% Recurring Net Income 3,311 10.0% 2,733 33.3% 3 ,643 - - - - - Recurring Return on Average Allocated Capital 35.2% 33.2% 200 bps 30.4% 480 bps Efficiency Ratio (ER) 48.3% 49.7% -140 bps 54.0% -570 bps Loan Portfolio (R$ billion) Segment highlights +5.2% Black Friday - 2019 +16.2% 283.1 On the last Friday of November, the 29th, Itaú Unibanco reached its daily financial volume 269.2 record including card transactions, electronic transfers (TED and DOC), invoices and 259.0 251.0 processing of the acquiring company Rede. 243.6 Rede recorded a 25% increase in transaction volume in the physical retail segment on this date when compared to 2018, whereas in the digital retail segment the increase was 97%. Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Digital Transformation in the Retail Banking 1 Use of Digital Channels Share of Retail Operating Revenues Share of Transactions number of current account holders through digital channels* (in millions) 2017 2019 Efficiency Ratio 12.5 29% 11.1 32% of branches in the 2019 Credit 18% 20% 9.6 27% Digital Investments 38% 48% 71% 68% 67% Brick-and- 1.2 1.1 1.1 Payments 68% 81% Mortar Dec-17 Dec-18 Dec-19 2017 2019 * Note: Share of digital channels in the total volume (R$) of Individuals Companies Digital Branches transactions in the Retail Bank segment. Brick-and-Mortar Branches ¹ Internet, mobile and SMS on Retail Bank. Itaú Unibanco Holding S.A. 27 Segment Analysis Management Discussion and Analysis Results by Business Segment The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units. Retail Banking Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies. Highlights • Compared to the last quarter, the increases of 2.6% in the financial margin with clients and of 5.7% in commissions and fees, mainly driven by credit card issuing activities, contributed to the 10.0% increase in net income. • Compared to the fourth quarter of 2018, the increase in financial margin with clients more than offset the increase in provision for loan losses. 4Q19 3Q19 4Q18 In R$ millions D D Operating Revenues 2 0,965 2 0,215 3.7% 1 8,335 14.3% Managerial Financial Margin 1 2,452 12,131 2.6% 1 0,247 21.5% Commissions and Fees 6,667 6 ,308 5.7% 6,418 3.9% Revenues from Insurance, Pension Plans and Premium Bonds Operations before 1 ,846 1 ,777 3.9% 1 ,670 10.5% Retained Claims and Selling Expenses Cost of Credit (4,230) (4,238) -0.2% (3,340) 26.7% Retained Claims (315) (321) -2.0% (281) 11.9% Other Operating Expenses (10,698) (10,541) 1.5% (10,287) 4.0% Income before Tax and Minority Interests 5,722 5,116 11.9% 4,427 29.3% Income Tax and Social Contribution (2,032) (1,768) 14.9% (1,637) 24.1% Minority Interests in Subsidiaries (47) (37) 29.2% (57) -17.2% Recurring Net Income 3,311 10.0% 2,733 33.3% 3 ,643 - - - - - Recurring Return on Average Allocated Capital 35.2% 33.2% 200 bps 30.4% 480 bps Efficiency Ratio (ER) 48.3% 49.7% -140 bps 54.0% -570 bps Loan Portfolio (R$ billion) Segment highlights +5.2% Black Friday - 2019 +16.2% 283.1 On the last Friday of November, the 29th, Itaú Unibanco reached its daily financial volume 269.2 record including card transactions, electronic transfers (TED and DOC), invoices and 259.0 251.0 processing of the acquiring company Rede. 243.6 Rede recorded a 25% increase in transaction volume in the physical retail segment on this date when compared to 2018, whereas in the digital retail segment the increase was 97%. Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Digital Transformation in the Retail Banking 1 Use of Digital Channels Share of Retail Operating Revenues Share of Transactions number of current account holders through digital channels* (in millions) 2017 2019 Efficiency Ratio 12.5 29% 11.1 32% of branches in the 2019 Credit 18% 20% 9.6 27% Digital Investments 38% 48% 71% 68% 67% Brick-and- 1.2 1.1 1.1 Payments 68% 81% Mortar Dec-17 Dec-18 Dec-19 2017 2019 * Note: Share of digital channels in the total volume (R$) of Individuals Companies Digital Branches transactions in the Retail Bank segment. Brick-and-Mortar Branches ¹ Internet, mobile and SMS on Retail Bank. Itaú Unibanco Holding S.A. 27

Segment Analysis Management Discussion and Analysis Results by Business Segment Wholesale Banking Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Highlights • Net income in the Wholesale Banking segment decreased by 11.7% from the last quarter due to the higher provision for loan losses, driven by fewer rating upgrades in Brazil and the downgrade of specific clients in our operations in Latin America. This negative effect was partially offset by higher revenues from fund management, advisory and brokerage services. • Compared to the fourth quarter of 2018, the higher revenues from fund management fees and advisory services were offset by the higher cost of credit. In R$ millions 4Q19 3Q19 D 4Q18 D Operating Revenues 8 ,451 7,580 11.5% 7,727 9.4% Managerial Financial Margin 4,787 4 ,661 2.7% 4,860 -1.5% Commissions and Fees 3,470 2 ,804 23.8% 2,725 27.4% Revenues from Insurance, Pension Plans and Premium Bonds Operations before 194 115 68.9% 142 36.4% Retained Claims and Selling Expenses Cost of Credit (1,581) (257) 515.6% (76) 1993.8% Retained Claims (16) (18) -11.3% (13) 23.8% Other Operating Expenses (4,092) (3,858) 6.1% (3,941) 3.8% Income before Tax and Minority Interests 2 ,762 3,447 -19.9% 3,699 -25.3% Income Tax and Social Contribution (788) (1,055) -25.2% (1,228) -35.8% Minority Interests in Subsidiaries 23 (130) -117.8% (177) -113.1% Recurring Net Income 2,262 -11.7% 2,294 -12.9% 1,997 - - - - - Recurring Return on Average Allocated Capital 17.2% 20.0% -280 bps 18.9% -170 bps Efficiency Ratio (ER) 45.8% 48.5% -270 bps 48.4% -260 bps Loan Portfolio (R$ billions) Assets under management -ANBIMA ranking (R$ billions) -2.2% 14.7% 14.4% 14.0% 14.2% 14.2% +3.8% 770.8 745.6 707.6 680.6 686.5 306.8 299.9 288.9 292.7 293.9 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Assets under management (Itaú Unibanco e Intrag) Market share Activities with the Market + Corporation Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to each segment. 4Q19 3Q19 4Q18 In R$ millions D D Operating Revenues 2 ,417 2,462 -1.9% 2,409 0.3% Managerial Financial Margin 2,201 2,279 -3.5% 2 ,274 -3.2% Commissions and Fees 218 155 40.1% 49 340.3% Revenues from Insurance, Pension Plans and Premium Bonds Operations before (2) 28 -106.0% 85 -101.9% Retained Claims and Selling Expenses Other Operating Expenses (182) (174) 4.3% (459) -60.4% Income before Tax and Minority Interests 2,235 2 ,288 -2.3% 1,950 14.6% Income Tax and Social Contribution (564) (692) -18.6% (488) 15.6% Minority Interests in Subsidiaries (15) (12) 32.1% (11) 41.7% Recurring Net Income 1,584 4.5% 1,452 14.1% 1 ,656 - - - - - Recurring Return on Average Allocated Capital 18.9% 17.2% 170 bps 17.0% 190 bps Efficiency Ratio (ER) 1.4% 2.3% -90 bps 7.0% -560 bps Itaú Unibanco Holding S.A. 28 Segment Analysis Management Discussion and Analysis Results by Business Segment Wholesale Banking Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Highlights • Net income in the Wholesale Banking segment decreased by 11.7% from the last quarter due to the higher provision for loan losses, driven by fewer rating upgrades in Brazil and the downgrade of specific clients in our operations in Latin America. This negative effect was partially offset by higher revenues from fund management, advisory and brokerage services. • Compared to the fourth quarter of 2018, the higher revenues from fund management fees and advisory services were offset by the higher cost of credit. In R$ millions 4Q19 3Q19 D 4Q18 D Operating Revenues 8 ,451 7,580 11.5% 7,727 9.4% Managerial Financial Margin 4,787 4 ,661 2.7% 4,860 -1.5% Commissions and Fees 3,470 2 ,804 23.8% 2,725 27.4% Revenues from Insurance, Pension Plans and Premium Bonds Operations before 194 115 68.9% 142 36.4% Retained Claims and Selling Expenses Cost of Credit (1,581) (257) 515.6% (76) 1993.8% Retained Claims (16) (18) -11.3% (13) 23.8% Other Operating Expenses (4,092) (3,858) 6.1% (3,941) 3.8% Income before Tax and Minority Interests 2 ,762 3,447 -19.9% 3,699 -25.3% Income Tax and Social Contribution (788) (1,055) -25.2% (1,228) -35.8% Minority Interests in Subsidiaries 23 (130) -117.8% (177) -113.1% Recurring Net Income 2,262 -11.7% 2,294 -12.9% 1,997 - - - - - Recurring Return on Average Allocated Capital 17.2% 20.0% -280 bps 18.9% -170 bps Efficiency Ratio (ER) 45.8% 48.5% -270 bps 48.4% -260 bps Loan Portfolio (R$ billions) Assets under management -ANBIMA ranking (R$ billions) -2.2% 14.7% 14.4% 14.0% 14.2% 14.2% +3.8% 770.8 745.6 707.6 680.6 686.5 306.8 299.9 288.9 292.7 293.9 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Assets under management (Itaú Unibanco e Intrag) Market share Activities with the Market + Corporation Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to each segment. 4Q19 3Q19 4Q18 In R$ millions D D Operating Revenues 2 ,417 2,462 -1.9% 2,409 0.3% Managerial Financial Margin 2,201 2,279 -3.5% 2 ,274 -3.2% Commissions and Fees 218 155 40.1% 49 340.3% Revenues from Insurance, Pension Plans and Premium Bonds Operations before (2) 28 -106.0% 85 -101.9% Retained Claims and Selling Expenses Other Operating Expenses (182) (174) 4.3% (459) -60.4% Income before Tax and Minority Interests 2,235 2 ,288 -2.3% 1,950 14.6% Income Tax and Social Contribution (564) (692) -18.6% (488) 15.6% Minority Interests in Subsidiaries (15) (12) 32.1% (11) 41.7% Recurring Net Income 1,584 4.5% 1,452 14.1% 1 ,656 - - - - - Recurring Return on Average Allocated Capital 18.9% 17.2% 170 bps 17.0% 190 bps Efficiency Ratio (ER) 1.4% 2.3% -90 bps 7.0% -560 bps Itaú Unibanco Holding S.A. 28

Activities Abroad Management Discussion & Analysis Results by Region (Brazil and Latin America) We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 96.2% of Recurring net income in the quarter and 95.1% in the year. Quarterly Income Statement Annual Income Statement Brazil ¹ (In R$ millions, end of period) 4Q19 3Q19 D 2019 2018 D Operating Revenues 2 8,701 27,309 5.1% 107,844 100,446 7.4% Managerial Financial Margin 17,073 16,871 1.2% 65,727 60,768 8.2% Financial Margin with Clients 16,333 15,841 3.1% 61,958 56,796 9.1% Financial Margin with the Market 740 1,030 -28.1% 3 ,769 3 ,972 -5.1% Commissions and Fees 9,622 8,551 12.5% 34,390 32,172 6.9% Revenues from Insurance ² 2,006 1,887 6.3% 7 ,726 7,507 2.9% Cost of Credit (4,624) (3,945) 17.2% (15,492) (12,319) 25.8% Provision for Loan Losses (4,893) (4,284) 14.2% (16,734) (13,971) 19.8% Impairment (230) (70) 230.7% (372) (546) -31.8% Discounts Granted (344) (295) 16.5% (1,300) (1,136) 14.5% Recovery of Loans Written Off as Losses 843 704 19.8% 2,914 3 ,334 -12.6% Retained Claims (316) (326) -3.2% (1,216) (1,164) 4.4% Other Operating Expenses (13,134) (12,871) 2.0% (50,790) (49,262) 3.1% Non-interest Expenses (11,208) (11,095) 1.0% (43,716) (42,443) 3.0% Tax Expenses and Other ³ (1,926) (1,776) 8.4% (7,074) (6,819) 3.7% Income before Tax and Minority Interests 10,628 1 0,168 4.5% 4 0,346 3 7,700 7.0% Income Tax and Social Contribution (3,546) (3,322) 6.7% (13,110) (13,084) 0.2% Minority Interests in Subsidiaries (63) (48) 29.9% (249) (219) 13.6% Recurring Net Income 7,019 6,798 3.3% ## 26,987 24,398 10.6% Share 96.2% 95.0% 120 bps 95.1% 94.8% 30 bps Recurring Return on Average Allocated Capital 25.1% 24.6% 50 bps 24.9% 23.0% 190 bps Quarterly Income Statement Annual Income Statement Latin America (ex-Brazil) (In R$ millions, end of period) 4Q19 3Q19 D 2019 2018 D Operating Revenues 3,132 2,948 6.2% 1 1,946 1 1,371 5.1% Managerial Financial Margin 2 ,365 2 ,200 7.5% 8 ,902 8,317 7.0% Financial Margin with Clients 1 ,799 1 ,780 1.0% 7 ,098 6,803 4.3% Financial Margin with the Market 567 420 34.9% 1,804 1 ,514 19.2% Commissions and Fees 734 715 2.6% 2 ,917 2,907 0.3% Revenues from Insurance ² 32 32 -0.2% 127 147 -13.3% Cost of Credit (1,187) (550) 115.7% (2,662) (1,747) 52.4% Provision for Loan Losses (1,252) (638) 96.2% (2,946) (2,112) 39.5% Discounts Granted (35) (5) 667.8% (76) (18) 324.1% Recovery of Loans Written Off as Losses 100 92 8.5% 361 383 -5.7% Retained Claims (15) (12) 16.5% (49) (63) -23.0% Other Operating Expenses (1,838) (1,702) 8.0% (7,029) (7,027) 0.0% Non-interest Expenses (1,803) (1,701) 5.9% (6,910) (6,933) -0.3% Tax Expenses and Other ³ (36) (1) 4168.0% (120) (94) 27.9% Income before Tax and Minority Interests 92 683 -86.6% 2,206 2,533 -12.9% Income Tax and Social Contribution 161 (194) -183.2% (386) (648) -40.4% Minority Interests in Subsidiaries 23 (130) -117.8% (444) (550) -19.3% Recurring Net Income 276 359 -23.0% ## 1,376 1,335 3.0% Share 3.8% 5.0% -120 bps 4.9% 5.2% -30 bps Recurring Return on Average Allocated Capital 9.8% 12.5% -270 bps 12.0% 11.5% 50 bps (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 29 Activities Abroad Management Discussion & Analysis Results by Region (Brazil and Latin America) We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 96.2% of Recurring net income in the quarter and 95.1% in the year. Quarterly Income Statement Annual Income Statement Brazil ¹ (In R$ millions, end of period) 4Q19 3Q19 D 2019 2018 D Operating Revenues 2 8,701 27,309 5.1% 107,844 100,446 7.4% Managerial Financial Margin 17,073 16,871 1.2% 65,727 60,768 8.2% Financial Margin with Clients 16,333 15,841 3.1% 61,958 56,796 9.1% Financial Margin with the Market 740 1,030 -28.1% 3 ,769 3 ,972 -5.1% Commissions and Fees 9,622 8,551 12.5% 34,390 32,172 6.9% Revenues from Insurance ² 2,006 1,887 6.3% 7 ,726 7,507 2.9% Cost of Credit (4,624) (3,945) 17.2% (15,492) (12,319) 25.8% Provision for Loan Losses (4,893) (4,284) 14.2% (16,734) (13,971) 19.8% Impairment (230) (70) 230.7% (372) (546) -31.8% Discounts Granted (344) (295) 16.5% (1,300) (1,136) 14.5% Recovery of Loans Written Off as Losses 843 704 19.8% 2,914 3 ,334 -12.6% Retained Claims (316) (326) -3.2% (1,216) (1,164) 4.4% Other Operating Expenses (13,134) (12,871) 2.0% (50,790) (49,262) 3.1% Non-interest Expenses (11,208) (11,095) 1.0% (43,716) (42,443) 3.0% Tax Expenses and Other ³ (1,926) (1,776) 8.4% (7,074) (6,819) 3.7% Income before Tax and Minority Interests 10,628 1 0,168 4.5% 4 0,346 3 7,700 7.0% Income Tax and Social Contribution (3,546) (3,322) 6.7% (13,110) (13,084) 0.2% Minority Interests in Subsidiaries (63) (48) 29.9% (249) (219) 13.6% Recurring Net Income 7,019 6,798 3.3% ## 26,987 24,398 10.6% Share 96.2% 95.0% 120 bps 95.1% 94.8% 30 bps Recurring Return on Average Allocated Capital 25.1% 24.6% 50 bps 24.9% 23.0% 190 bps Quarterly Income Statement Annual Income Statement Latin America (ex-Brazil) (In R$ millions, end of period) 4Q19 3Q19 D 2019 2018 D Operating Revenues 3,132 2,948 6.2% 1 1,946 1 1,371 5.1% Managerial Financial Margin 2 ,365 2 ,200 7.5% 8 ,902 8,317 7.0% Financial Margin with Clients 1 ,799 1 ,780 1.0% 7 ,098 6,803 4.3% Financial Margin with the Market 567 420 34.9% 1,804 1 ,514 19.2% Commissions and Fees 734 715 2.6% 2 ,917 2,907 0.3% Revenues from Insurance ² 32 32 -0.2% 127 147 -13.3% Cost of Credit (1,187) (550) 115.7% (2,662) (1,747) 52.4% Provision for Loan Losses (1,252) (638) 96.2% (2,946) (2,112) 39.5% Discounts Granted (35) (5) 667.8% (76) (18) 324.1% Recovery of Loans Written Off as Losses 100 92 8.5% 361 383 -5.7% Retained Claims (15) (12) 16.5% (49) (63) -23.0% Other Operating Expenses (1,838) (1,702) 8.0% (7,029) (7,027) 0.0% Non-interest Expenses (1,803) (1,701) 5.9% (6,910) (6,933) -0.3% Tax Expenses and Other ³ (36) (1) 4168.0% (120) (94) 27.9% Income before Tax and Minority Interests 92 683 -86.6% 2,206 2,533 -12.9% Income Tax and Social Contribution 161 (194) -183.2% (386) (648) -40.4% Minority Interests in Subsidiaries 23 (130) -117.8% (444) (550) -19.3% Recurring Net Income 276 359 -23.0% ## 1,376 1,335 3.0% Share 3.8% 5.0% -120 bps 4.9% 5.2% -30 bps Recurring Return on Average Allocated Capital 9.8% 12.5% -270 bps 12.0% 11.5% 50 bps (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 29

Management Discussion & Analysis | Activities Abroad

Global Footprint

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

Our business abroad focuses on these activities: ① Corporate & Investment Banking ② Asset Management ③ Private Banking ④ Retail


France
England
Germany
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other Countries	Total
Employees	1,101	5,755	1,613	869	3,326	12,664	526	94,881
Branches & CSBs	26	194	87	44	128	479	-	4,504
ATMs	62	424	176	298	147	1,107	-	46,271

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include the 35 OCA's Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Focus on **Latin America**

We want to be recognized as the **Bank of Latin America**. Over the past years, we have consolidated our presence in Argentina, Chile, Paraguay and Uruguay, and intensified our internationalization process in Latin America.

The recent merger between Banco Itaú Chile and CorpBanca ensured a greater presence in countries such as Colombia and Panama and further expanded our operations in the region.

Not only to gain access to new markets and scale up our business, but also to think of our customers, to be closer to them and to provide better experiences.

Key strategic drivers

Growth

- Expand our presence and customer base.
- Focus on retail banking operations.

Customer centricity

- Segmentation model with well-defined value proposition identity.
- Product development and "service culture" focused on customer satisfaction and long-term relationships.

Digital transformation

- Culture of innovation and transformation.
- Efficiency and better user experience.

Efficiency

- Continuously increase the efficiency of our operations.
- Detail the cost allocation model for the product level.
- Continuous focus and discipline in identifying cost reduction opportunities across the institution.

Generation of capital

- Efficient management of capital allocation through the appropriate cost of capital.
- Metrics and value creation tools as the driver throughout the organization.

Itaú CorpBanca

Itaú CorpBanca is a universal bank with headquarters in Chile and operations in Colombia and Panama.

Access Itaú Corpbanca's Investor Relations website .



Itaú Unibanco Holding S.A.

30

Activities Abroad Management Discussion & Analysis Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the fourth quarter of 2019, Latam's consolidated recurring net income reached R$276 million, a decrease of 23.0% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 4Q19 3Q19 D 4Q19 3Q19 D 4Q19 3Q19 D 4Q19 3Q19 D Operating Revenues 1,786 1,728 3% 394 276 43% 284 265 7% 458 446 3% Managerial Financial Margin 1 ,444 1,387 4% 325 213 53% 178 185 -4% 248 241 3% Financial Margin with Clients 1 ,177 1 ,112 6% 240 232 3% 148 148 0% 210 214 -2% Financial Margin with the Market 266 275 -3% 85 (19) -551% 30 36 -18% 38 27 40% Commissions and Fees 342 341 0% 69 63 10% 106 81 31% 210 205 3% Cost of Credit (774) (485) 59% (23) (8) 208% (0) (31) -100% (17) (9) 91% Provision for Loan Losses 46% 200% -90% 148% (833) (570) (24) (8) (3) (33) (18) (7) Discounts Granted 2297% - - (36) (1) - - - - - - - Recovery of Loans Written Off as Losses 10% 16% 43% -7% 94 86 1 1 3 2 1 2 Other Operating Expenses (1,129) (1,022) 11% (256) (200) 28% (132) (127) 4% (293) (279) 5% Non-Interest Expenses (1,127) (1,018) 11% (230) (177) 30% (128) (123) 4% (292) (278) 5% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2) (3) -33% (26) (23) 11% (4) (4) 7% (0) (1) - Income before Tax and Minority Interests (117) 221 -153% 115 68 70% 151 108 40% 149 159 -6% Income Tax and Social Contribution 222 (46) -580% (38) (18) 114% (56) (38) 47% (53) (57) -7% Minority Interests in Subsidiaries ¹ 20 (127) -115% - - - - - - - - - Recurring Net Income 125 48 161% 76 50 54% 96 70 37% 96 102 -6% Return on Average Equity - Annualized 8.3% 3.2% 510 bps 22.0% 14.0% 800 bps 36.4% 26.5% 990 bps 25.7% 28.5% -280 bps Efficiency Ratio 63.2% 59.0% 410 bps 62.5% 70.2% -770 bps 45.8% 47.1% -130 bps 63.8% 62.4% 150 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina • Higher margin with clients due to the sale of a student credit • Higher margin with the market related to the macroeconomic portfolio, that occurs on a recurring basis. scenario. • Higher cost of credit mainly due to downgrade of clients from • Higher cost of credit due to downgrade of corporate clients in the corporate segment. the quarter. • Higher operating expenses as a consequence of the social • Higher operating expenses due to personnel expenses and to manifestations in Chile and of the closing of physical branches. variable compensation, arising from the inflation rate in the period and from the voluntary severance program. • Seasonal recognition of tax credit for the year 2019. Banco Itaú Paraguay Banco Itaú Uruguay • Higher commissions and fees due to the expansion of a • Lower margin with clients due to lower deposit spreads. commercial partnership in credit card operations. • Higher cost of credit related to the sale of a credit portfolio in • Lower cost of credit due to the improvement of the risk of a the corporate segment in the previous quarter. client in the companies segment in the quarter. • Higher operating expenses due to the voluntary severance program and to the lower inflation rate adjustment. Main foreign exchange variations R$ 1.00 How much is compared to the currencies in the countries where we operate compared to Brazilian real. U.S. dollar Colombian peso Uruguayan peso Argentine peso Chilean peso Paraguayan Guarani + 4.0% + 4.0% + 10.4% + 52.9% + 4.2% + 4.4% - 2.8% + 7.5% - 3.2% + 4.1% + 6.5% - 2.6% 1,598 14.85 R$ 4.031 9.21 186.43 813.67 8.34 175.01 R$ 4.164 835.42 13.82 178.86 1,530 R$ 3.875 837.52 8.85 1,537 9.72 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 4Q18 4Q19 4Q18 4Q19 4Q18 4Q19 3Q19 3Q19 3Q19 3Q19 4Q18 4Q19 Itaú Unibanco Holding S.A. 31 Activities Abroad Management Discussion & Analysis Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the fourth quarter of 2019, Latam's consolidated recurring net income reached R$276 million, a decrease of 23.0% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 4Q19 3Q19 D 4Q19 3Q19 D 4Q19 3Q19 D 4Q19 3Q19 D Operating Revenues 1,786 1,728 3% 394 276 43% 284 265 7% 458 446 3% Managerial Financial Margin 1 ,444 1,387 4% 325 213 53% 178 185 -4% 248 241 3% Financial Margin with Clients 1 ,177 1 ,112 6% 240 232 3% 148 148 0% 210 214 -2% Financial Margin with the Market 266 275 -3% 85 (19) -551% 30 36 -18% 38 27 40% Commissions and Fees 342 341 0% 69 63 10% 106 81 31% 210 205 3% Cost of Credit (774) (485) 59% (23) (8) 208% (0) (31) -100% (17) (9) 91% Provision for Loan Losses 46% 200% -90% 148% (833) (570) (24) (8) (3) (33) (18) (7) Discounts Granted 2297% - - (36) (1) - - - - - - - Recovery of Loans Written Off as Losses 10% 16% 43% -7% 94 86 1 1 3 2 1 2 Other Operating Expenses (1,129) (1,022) 11% (256) (200) 28% (132) (127) 4% (293) (279) 5% Non-Interest Expenses (1,127) (1,018) 11% (230) (177) 30% (128) (123) 4% (292) (278) 5% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2) (3) -33% (26) (23) 11% (4) (4) 7% (0) (1) - Income before Tax and Minority Interests (117) 221 -153% 115 68 70% 151 108 40% 149 159 -6% Income Tax and Social Contribution 222 (46) -580% (38) (18) 114% (56) (38) 47% (53) (57) -7% Minority Interests in Subsidiaries ¹ 20 (127) -115% - - - - - - - - - Recurring Net Income 125 48 161% 76 50 54% 96 70 37% 96 102 -6% Return on Average Equity - Annualized 8.3% 3.2% 510 bps 22.0% 14.0% 800 bps 36.4% 26.5% 990 bps 25.7% 28.5% -280 bps Efficiency Ratio 63.2% 59.0% 410 bps 62.5% 70.2% -770 bps 45.8% 47.1% -130 bps 63.8% 62.4% 150 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina • Higher margin with clients due to the sale of a student credit • Higher margin with the market related to the macroeconomic portfolio, that occurs on a recurring basis. scenario. • Higher cost of credit mainly due to downgrade of clients from • Higher cost of credit due to downgrade of corporate clients in the corporate segment. the quarter. • Higher operating expenses as a consequence of the social • Higher operating expenses due to personnel expenses and to manifestations in Chile and of the closing of physical branches. variable compensation, arising from the inflation rate in the period and from the voluntary severance program. • Seasonal recognition of tax credit for the year 2019. Banco Itaú Paraguay Banco Itaú Uruguay • Higher commissions and fees due to the expansion of a • Lower margin with clients due to lower deposit spreads. commercial partnership in credit card operations. • Higher cost of credit related to the sale of a credit portfolio in • Lower cost of credit due to the improvement of the risk of a the corporate segment in the previous quarter. client in the companies segment in the quarter. • Higher operating expenses due to the voluntary severance program and to the lower inflation rate adjustment. Main foreign exchange variations R$ 1.00 How much is compared to the currencies in the countries where we operate compared to Brazilian real. U.S. dollar Colombian peso Uruguayan peso Argentine peso Chilean peso Paraguayan Guarani + 4.0% + 4.0% + 10.4% + 52.9% + 4.2% + 4.4% - 2.8% + 7.5% - 3.2% + 4.1% + 6.5% - 2.6% 1,598 14.85 R$ 4.031 9.21 186.43 813.67 8.34 175.01 R$ 4.164 835.42 13.82 178.86 1,530 R$ 3.875 837.52 8.85 1,537 9.72 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 4Q18 4Q19 4Q18 4Q19 4Q18 4Q19 3Q19 3Q19 3Q19 3Q19 4Q18 4Q19 Itaú Unibanco Holding S.A. 31

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4) Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$362 billion US$90 billion Sell Buy (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the Buy 07 Hold 06 Sell 02 as depositary receipts - ADRs - on the NYSE non-voting share on the last trading day in the period. (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in NYSE • Family controlling ownership ensuring in B3 36.73% ON 63.27% ON 28% 81.43% PN 18.57% PN 34% Cia. E. Johnston de a long-term view 66.07% Total 33.93% Total 4.8 bn Participações (number of shares) 38% • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (52.90% of our shares in free float) 100.00% PN Itaúsa IUPAR Free Float* 66.53% Total 7.82% ON 39.21% ON 51.71% ON • Strong corporate governance 99.60% PN 0.004% PN 26.31% Total 52.90% Total 19.95% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and Volume (PN Shares) (ON Shares) (ADR) R$18.8 billion Closing Price at 12/30/2019 37.10 32.03 9.15 Paid, provisioned and reserved in Stockholder’s Equity. Maximum price in the quarter 37.99 32.59 9.37 Average price in the quarter 35.52 30.58 8.61 89.2% 83.0% 66.2% 2.0% Minimum price in the quarter 32.56 28.04 7.92 12.4% 0.0% Closing Price at 09/28/2019 35.03 30.12 8.41 87.2% 70.6% 66.2% Closing price at 12/28/2018 35.50 30.05 9.14 Change in the 4Q19 5.9% 6.3% 8.8% 2017 2018 2019 Change in the last 12 months 4.5% 6.6% 0.1% Payout Shares buyback Average Daily Trading Volume in 4Q19 - million 732.0 16.2 154.2 Average daily trading financial 727.6 16.6 174.0 volume in 12 months - million In 2019, Itaú Unibanco did not acquire any Shareholder Base and Indicators 12/31/19 09/30/19 12/31/18 preferred shares. In 2018, we acquired 19.7 million preferred shares at the average price Number of Shares - million 9,804 9,804 9,804 of R$25.39 per share, totaling R$510 million. Common Shares (ON) - million 4 ,958 4,958 4,958 Non-Voting Shares (PN) - million 4 ,846 4 ,846 4,846 Treasury Shares - million 5 8.5 6 0.0 8 3.6 Number of Outstanding Shares - million 9,746 9 ,744 9,721 Recurring Net Income per Share in the Quarter (R$) 0 .75 0.73 0 .67 Net Income per Share in the Quarter (R$) 0.77 0 .57 0 .64 Book Value per Share (R$) 13.54 12.90 13.55 (1) 1 3.59 13.47 13.81 Price/Earnings (P/E) (2) 2 .74 2 .72 2.62 Price/Book Value (P/B) (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months (2) were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 33 Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4) Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$362 billion US$90 billion Sell Buy (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the Buy 07 Hold 06 Sell 02 as depositary receipts - ADRs - on the NYSE non-voting share on the last trading day in the period. (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in NYSE • Family controlling ownership ensuring in B3 36.73% ON 63.27% ON 28% 81.43% PN 18.57% PN 34% Cia. E. Johnston de a long-term view 66.07% Total 33.93% Total 4.8 bn Participações (number of shares) 38% • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (52.90% of our shares in free float) 100.00% PN Itaúsa IUPAR Free Float* 66.53% Total 7.82% ON 39.21% ON 51.71% ON • Strong corporate governance 99.60% PN 0.004% PN 26.31% Total 52.90% Total 19.95% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and Volume (PN Shares) (ON Shares) (ADR) R$18.8 billion Closing Price at 12/30/2019 37.10 32.03 9.15 Paid, provisioned and reserved in Stockholder’s Equity. Maximum price in the quarter 37.99 32.59 9.37 Average price in the quarter 35.52 30.58 8.61 89.2% 83.0% 66.2% 2.0% Minimum price in the quarter 32.56 28.04 7.92 12.4% 0.0% Closing Price at 09/28/2019 35.03 30.12 8.41 87.2% 70.6% 66.2% Closing price at 12/28/2018 35.50 30.05 9.14 Change in the 4Q19 5.9% 6.3% 8.8% 2017 2018 2019 Change in the last 12 months 4.5% 6.6% 0.1% Payout Shares buyback Average Daily Trading Volume in 4Q19 - million 732.0 16.2 154.2 Average daily trading financial 727.6 16.6 174.0 volume in 12 months - million In 2019, Itaú Unibanco did not acquire any Shareholder Base and Indicators 12/31/19 09/30/19 12/31/18 preferred shares. In 2018, we acquired 19.7 million preferred shares at the average price Number of Shares - million 9,804 9,804 9,804 of R$25.39 per share, totaling R$510 million. Common Shares (ON) - million 4 ,958 4,958 4,958 Non-Voting Shares (PN) - million 4 ,846 4 ,846 4,846 Treasury Shares - million 5 8.5 6 0.0 8 3.6 Number of Outstanding Shares - million 9,746 9 ,744 9,721 Recurring Net Income per Share in the Quarter (R$) 0 .75 0.73 0 .67 Net Income per Share in the Quarter (R$) 0.77 0 .57 0 .64 Book Value per Share (R$) 13.54 12.90 13.55 (1) 1 3.59 13.47 13.81 Price/Earnings (P/E) (2) 2 .74 2 .72 2.62 Price/Book Value (P/B) (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months (2) were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis | Glossary

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Return on Average Equity – Annualized
Obtained by dividing Recurring Net Income by Average Stockholders' Equity. The resulting quotient is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends proposed after the balance sheet closing dates, which have not yet been approved in annual stockholders' or Board meetings.

Recurring Return on Average Assets – Annualized
Obtained by dividing Recurring Net Income by Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations more than 90 days overdue.

Efficiency Ratio
Obtained by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, Cofins and Other Taxes).

Recurring Net Income per Share
Calculated based on the weighted average number of outstanding shares for the period and includes stock splits when they take place.

Dividends and Interest on Own Capital net of Taxes
Corresponds to the distribution of part of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price of the non-voting share on the last trading day in the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of Result from Loan Losses, Impairment and Discounts Granted.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes credit and private securities portfolio net of loans more than 60 days overdue, while the balances do not include the effect of the average exchange rate variation in the periods.

Asset spreads
Spreads variation on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of non-performing loans over 90 days by total loan portfolio. Loans more than 90 days overdue include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became overdue for more than 90 days in the quarter.

NPL Creation Coverage
Obtained by dividing the provision for loans losses by NPL Creation in the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average Loan Portfolio of the last two quarters.

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis | Glossary

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the amount of the financing to the value of the real estate property.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowings and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of perpetual nature, which meet eligibility requirements

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portion related to credit risk exposures (RWA_{CPAD}), to the market risk capital requirement (RWA_{MINT}) and to the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Banking
Consists of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bonds products, and acquiring services, among others.

Wholesale Banking
Consists of the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the result from the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity at the last date of the period by the number of outstanding shares.

Itaú Unibanco Holding S.A. 35

Itaú Unibanco Holding S.A. 36 Itaú Unibanco Holding S.A. 36

Complete Financial Statements December 31, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Complete Financial Statements December 31, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Management Report 2019

Recurring Net Income
in billions of reais

Recurring ROE



24.9
25.7
28.4
21.8%
21.9%
23.7%
2017
2018
2019

Value Creation
in billions of reais



Capital Surplus & Trading
(0.8)
Credit
3.8
12.8 Total
9.8
Services & Insurance

Net Dividends & Interest on Own Capital

R$18.8 billion

Efficiency Ratio%



46.4%
47.6%
45.5%
2017
2018
2019

Dividend Yield[1] Annual

5.5%

Number of Shareholders
in thousands



121
150
241
2017
2018
2019

Credit portfolio[2]
in billions of reais



600.1
+6.1%
636.9
+10.9%
706.7
191.5
61.9
201.1
145.6
211.3
70.8
191.6
163.2
239.8
89.6
211.0
166.3
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America
2017
2018
2019

Commissions and fees

R$37.3 billion
Total

+24.9%
Asset Management

+7.2%
Credit and debit cards (issued)

+79.3%
Economic and financial advisory and brokerage

(1) Show the return from net dividends and interest on capital invested, taking into account the average daily price in 2019.
(2) Includes financial guarantees provided and corporate.

Dear reader, Our business environment in 2019 was influenced by the continuing cycle of reductions in the SELIC rate, supported by low inflation levels in Brazil and by the structural economic reforms, such as the social security reform. Against this backdrop, several indicators point to a resumption of economic activity, such as the growth in the volume of credit extended and a gradual reduction in the unemployment rate. The banking sector is experiencing a healthy movement that encourages competition and a reduction in interest rates charged to clients. Several changes in the regulations have opened the doors to new competitors while improving the quality of the information on creditworthiness, such as the positive financial track record system, known as “Positive Credit Report”. The significant reduction in the SELIC rate has triggered a structural change in how our clients finance themselves and how they invest their wealth. With a higher demand for credit, we have seen our portfolio grow, especially in loans to individuals and very small, small and middle market companies. We have reduced our interest rates across a range of different types of credit, in addition to exempting or reducing the cost of services such as acquiring activities, investments and overdrafts fees. The macroeconomic scenario and the competitive environment within the financial sector support the strategy disclosed in 2017, with client centricity as one of the fronts. This front has become increasingly relevant, because the advances in the digital world have had an impact on consumption habits, making people more demanding and selective when contracting products and services. We are part of this change, and we have continually transformed ourselves to delight our clients. In 2019, we pushed ahead with our business models and consolidated client centricity as the driving force of our strategy. Our challenge is a daring one – we want to be one of the world’s best companies in client satisfaction, what we call “changing leagues”. Client centricity involves a two-fold approach: in-house Cultural Transformation and Transformation of the Experience we offer to our clients. People Cultural Transformation: it is essential for the entire organization to embark on this objective. To that end, we have a clear idea of what we expect from each one of our 95,000 employees, by adopting 7 principles of client centricity that determine how we perform. These are: 1. We know and understand our clients. WE WANT TO 2. We prioritize the client when decisions are made. change leagues 3. The client’s problem is my problem. and the 7 PRINCIPLES 4. Captivating clients is everyone’s responsibility. 5. We innovate; we try things out with the client, learning quickly from our mistakes OF customer and from what we do right. centricity 6. Our communication with the client is clear, simple and transparent. will lead us there 7. We recognize and we reward for client satisfaction. 3 9Dear reader, Our business environment in 2019 was influenced by the continuing cycle of reductions in the SELIC rate, supported by low inflation levels in Brazil and by the structural economic reforms, such as the social security reform. Against this backdrop, several indicators point to a resumption of economic activity, such as the growth in the volume of credit extended and a gradual reduction in the unemployment rate. The banking sector is experiencing a healthy movement that encourages competition and a reduction in interest rates charged to clients. Several changes in the regulations have opened the doors to new competitors while improving the quality of the information on creditworthiness, such as the positive financial track record system, known as “Positive Credit Report”. The significant reduction in the SELIC rate has triggered a structural change in how our clients finance themselves and how they invest their wealth. With a higher demand for credit, we have seen our portfolio grow, especially in loans to individuals and very small, small and middle market companies. We have reduced our interest rates across a range of different types of credit, in addition to exempting or reducing the cost of services such as acquiring activities, investments and overdrafts fees. The macroeconomic scenario and the competitive environment within the financial sector support the strategy disclosed in 2017, with client centricity as one of the fronts. This front has become increasingly relevant, because the advances in the digital world have had an impact on consumption habits, making people more demanding and selective when contracting products and services. We are part of this change, and we have continually transformed ourselves to delight our clients. In 2019, we pushed ahead with our business models and consolidated client centricity as the driving force of our strategy. Our challenge is a daring one – we want to be one of the world’s best companies in client satisfaction, what we call “changing leagues”. Client centricity involves a two-fold approach: in-house Cultural Transformation and Transformation of the Experience we offer to our clients. People Cultural Transformation: it is essential for the entire organization to embark on this objective. To that end, we have a clear idea of what we expect from each one of our 95,000 employees, by adopting 7 principles of client centricity that determine how we perform. These are: 1. We know and understand our clients. WE WANT TO 2. We prioritize the client when decisions are made. change leagues 3. The client’s problem is my problem. and the 7 PRINCIPLES 4. Captivating clients is everyone’s responsibility. 5. We innovate; we try things out with the client, learning quickly from our mistakes OF customer and from what we do right. centricity 6. Our communication with the client is clear, simple and transparent. will lead us there 7. We recognize and we reward for client satisfaction. 3 9

Additionally, we have structured the **Executive Client Forum**, consisting of regular meetings of our executive board in which the focus is on integrating client centricity into all our executive areas.

Aims of the Executive Client Forum

1 To analyze client satisfaction

2 To monitor the progress on client centricity initiatives

3 To analyze what we do and how we can improve

4 To take decisions involving client centricity and our strategic fronts



Putting ourselves in our client's shoes has to be part of our day-to-day. We have defined a series of behaviors that need to become second nature if we are to feel what the client is feeling and to learn from what upsets them.

Based on the 7 Principles, we have created work routines in order to understand our clients' needs and to create mechanisms in order to enhance their experience.

One of the programs developed based on our rituals is the **"Posso te Ajudar?"** (May I help you?), in which officers from the administrative areas work in and experience – during business hours – the routine of our front-line employees. This affords the administration a more concrete view of our clients' experience, making it possible to identify opportunities for improving the service and renewing the way in which we create products and services.


MAY I
HELP YOU?

Setting an example from the top down: members of our executive board (including our president and CEO) organized lines, handed out vouchers and personally attended to clients in the branches.

We started listening more to our clients and their needs to improve the experience of using our products and services. To that end, we have created **Itaú Escuta** (Itaú Listens), within the Retail Bank, and **Callback**, within the Wholesale Bank.



Retail Bank (Itaú Escuta): 650,000 telephone calls involving 7,500 employees



Wholesale Bank (Callback): more than 7,500 telephone calls by 924 employees

40

Our clients are constantly in our minds; but, to reflect on how we are moving together towards the future and spread the idea that the client has to be present in our every attitude, we held the so-called **"Semana do Cliente"** (Client Week). The event involved talks and actions to inspire and transform the client's experience in the bank. The topics covered included listening to and understanding what our clients are looking for; the use of data to enhance the client's experience and deliver value; the importance of mapping the entire customer service experience; and how to delight our clients.

We are on a journey of transformation, and there is still a long way to go in our change of leagues. That is why we have listed 10 priority journeys of operation.

Chosen based on feedbacks and for having a great impact on our clients satisfaction, we detailed the path of each journey to identify points for improvement.

10 priority JOURNEYS

Retail

- Opening and use of individual current accounts
- Opening and use of credit cards
- Opening and use of overdrafts
- Acquisition and use of the Rede network
- Opening and use of business current accounts
- Opening and use of consumer credit lines
- Opening and use of working capital loans

Wholesale

- Opening of accounts with cash products
- Acquisition and use of domestic currency
- Financial Advisory

To this end, we inaugurated a location whose goal is to understand the needs, find solutions and redesign priority journeys from the client's point of view: our "**Centro de Experiência do Cliente"** (Client's Experience Center). The space provides an immersive experience of what our clients feel and think, including interview and chat rooms.

Teams from different departments are redesigning and improving these journeys in the search for solutions that increase our clients' satisfaction. The process consists of two main phases: (i) identifying clients' real needs and coming up with ideas for meeting them; and (ii) review the ideas with the clients and, once approved, implement them, test them, put them into practice and monitor the outcomes.



Delivery room where the phases of the journey take place



Hologram of our president and CEO



Work methodology panel

41

To change leagues, we have to go beyond. We believe this is an inside-out change. That is why we are striving to improve not only our client's experience, but also that of our employees.

Each employee's attitude is essential, both for those directly in the front line, and for those in the administration area. We need to constantly revisit and develop our culture, in addition to encouraging the types of behavior required.

We have created a work model based on integrated communities focused on the priority journeys. These communities consist of technology, business, operations and support teams. The result implies a change in mentality which essence is client centricity, greater speed and disruption in improving the client's experience.

One has to recognize and value the differences intrinsic to each person, if we are to put this cultural transformation into practice.

We foster a safe and inclusive environment, with equal opportunity for all. We are committed to positioning the theme of **diversity** in our institutional processes and projects. In other words, we are increasingly striving to raise awareness within the organization, deconstruct stereotypes and implement initiatives to change specific scenarios. Consequently, we have adopted a program for valuing diversity and respect for people whose pillars are:

Gender
We are working for equality, so that men and women enjoy equal opportunities for development, growth within the bank and compensation.

Race
We are working to make racial representativeness a reality, with the objective of increasing attractiveness, the number of admissions and so that all employees have the same opportunities.

Age
Breaking the limitations of paradigms and encouraging actions designed for employees over the age of 55+, striving to increasingly improve their experiences in the bank.

PwD
Promoting accessibility, qualification and equal opportunity.

Religion
A safe and respectful environment, irrespective of beliefs or non-beliefs.

LGBT+
A safe and respectful environment, irrespective of sexual orientation and gender identity.

Within this program, we sponsor debates in which we emphasize that differences are not viewed as obstacles, rather as characteristics that differentiate people, contributing to improving our performance by fostering respect for diversity. As an example, in November 2019 we held the **"Semana da Diversidade Racial"** (Racial Diversity Week) during which we dealt with issues referring to the importance of the representativeness of race and inclusion, coming out, life experiences and trajectories and racial diversity at work.

In this respect, the Department for the Rights of Persons with Disabilities of the State Government of São Paulo elected us one of the Best Companies for Persons with Disabilities.

For each of us to manage to be the best version of ourselves, we have to look after our minds as we do our bodies. In this sense, in October 2019, we initiated the **"Jornada da Saúde"** (Health Journey).

The first initiative was the "**Semana da Saúde Mental"** (Mental Health Week), which dealt with issues such as anxiety, depression, burnout syndrome and stress. Our aim is to reduce the stigma surrounding mental health, expand the dialog on this issue and divulge our support programs and channels such as the Personal Support Program, **"Fique OK"** (Be Alright).

42

Technology

Transformation of the Experience: the technology is one of the main instruments for transforming our client's journey, thereby fulfilling their new expectations.

We have strengthened our strategy of being at the forefront in the search for innovative solutions for solving the real problems of our clients. Between December 2016 and December 2019, we increased by 54% our investments in technology, which shows our commitment to the advance of digital solutions and better experiences.



Investment in technology
(Base 100: 2016)
11%
Accumulated (IPCA) Inflation in the period
100
122
130
154
Investment in technology
100
101
106
109
Non-interest expense
2016
2017
2018
2019

In our search to accelerate the development of digital transformation projects and to offer our clients new functionalities and products, we announced the acquisition[1] of 51% of Zup. With over 900 employees, Zup provides technology solutions according to each client's needs, using systems that facilitate the integration of new digital developments with legacy corporate systems.

We believe that technology is more valuable when used to improve our clients' experience.

We have the world's largest voice transcription operation, with approximately 130 million calls a year, in which we listen to and analyze 100% of the calls received at our service hubs. This operation enables us to measure the degree of our clients' satisfaction, mapping opportunities and identifying the objective of each one, thus enabling us to anticipate solutions for each demand.

We have inaugurated a totally new concept for transforming our physical agencies, where the focus is on client centricity, enhancing technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service.



_olá

Joaquim Floriano Branch in São Paulo

(1) The purchase will take place in three phases over four years, whereby in year four we will have 100% of total and voting capital.

43

We have undertaken several initiatives that focus on transforming the client's experience.

- ✔ We facilitate the process of overseas fund transfers, which is now 100% digital 24 hours a day, 7 days a week to practically all countries in just a few minutes.
- ✔ We begun to enable the purchase of dollars and euros using the Itaú application, tariff-free and 24 hours a day.
- ✔ 100% of Itaú Unibanco credit, debit and additional cards can be used on digital wallets: Apple Pay, Google Pay, Samsung Pay and PayPal.
- ✔ We launched Itaucard Click, with no annual fee for clients who spend at least R$100 per invoice, and they do not need to have an account with us.

Cyber security is essential for protecting our clients' information. We have the resilient and appropriate structure and governance for identifying, detecting and reacting to threats, as well as establishing recovery procedures in situations that require us to protect ourselves from cyber-attacks. In addition, we invest in awareness campaigns for employees and clients, so that they are always in a position to identify and deal with risks and threats.

We have developed our digital payments platform: iti.

Iti is a platform that benefits buyers and sellers. Storeowners, the self-employed and entrepreneurs instantly receive their sales, with no advance cost and a rate of 1%. Payments can be made using their cellphones, QR codes printed at points of sale or using the Rede bankcard machines. Users can also transfer money between one another using the balance on the app or any registered credit card. iti is available to both iOS and Android users, and there is no need to be an account holder.


iti
Directly on cellphones
Rede bankcard machines
iti
Printed QR codes

The best experience for clients is also to pay less for quality products and services

- ✔ We reduced interest rates on several credit lines, passing on to clients the cuts in the basic interest rate (SELIC).
  - For individual clients, we have reduced average interest rates on four credit lines: real estate and vehicle finance, personal loans and payroll loans.
  - For companies, we have reduced the average interest rates on six credit lines: working capital loans, advances against foreign exchange contracts, advances on future card receivables, vendor transactions, check and trade bill discounts.

44

We reduced to zero variable income custody fees, including real estate funds. In 2018, we had already announced zero custody fees on the Brazilian Treasure Bounds (Tesouro Direto) transactions and fixed income products. In addition, we have reduced the administation fees and minimum additional investment amounts on several products in the Personnalité segment. We decided to eliminate tariffs on overdrafts for all clients. The Central Bank of Brazil has issued a resolution that allows banks to charge a monthly rate of up to 0.25% on overdraft limits where this limit exceeds R$500.00. The resolution also limits monthly interest rates on overdrafts to 8%. 2 We announced a groundbreaking initiative for the acquiring sector : we are anticipating by two days, at zero cost, credit cards sales without installments on Rede bankcard machines for clients with annual billings of up to R$ 30 million, including those without accounts at Itaú Unibanco. As a result, the more than 15 million small and middle market companies in Brazil, that is, 98% of the country’s retail market, can now sign up for the benefit. This movement reflects our desire to promote the development of entrepreneurs and small and middle market companies while, at the same time, pursuing even greater levels of customer satisfaction. To render our decisions more effective, we have reviewed our metrics for measuring and monitoring how our clients’ satisfaction evolves Since 2018, we have adopted the Net Promoter Score (NPS), a universal satisfaction appraisal method. We ask clients about the probability of them recommending Itaú Unibanco to a friend, on a scale of 0 to 10. Those who attribute a score of 9 or 10 are considered promoters; scores of 7 and 8 are neutral, while 6 and below are considered detrators. In 16 months, we increased 9 points in our Global NPS, which represents 90% of our target for the end of 2020. Since 2016, we have been improving our position in the complaints ranking of the Central Bank of Brazil, reaching eighth position, the best classification among the large Brazilian banks. Ranking of complaints - Central Bank th 4 Lowest number of complaints th th per client 6 6 th 8 2016 2017 2018 2019 Source: Central Bank of Brazil We obtained recognition at the Época Magazine “Reclame Aqui” Awards as one of the companies providing good services in the categories: Banks, Credit Cards, Vehicle Finance and Card Operators and Administrators. 45 (2) Acquiring refers to the market where companies that accept payment for purchases using “bankcard machines” . We reduced to zero variable income custody fees, including real estate funds. In 2018, we had already announced zero custody fees on the Brazilian Treasure Bounds (Tesouro Direto) transactions and fixed income products. In addition, we have reduced the administation fees and minimum additional investment amounts on several products in the Personnalité segment. We decided to eliminate tariffs on overdrafts for all clients. The Central Bank of Brazil has issued a resolution that allows banks to charge a monthly rate of up to 0.25% on overdraft limits where this limit exceeds R$500.00. The resolution also limits monthly interest rates on overdrafts to 8%. 2 We announced a groundbreaking initiative for the acquiring sector : we are anticipating by two days, at zero cost, credit cards sales without installments on Rede bankcard machines for clients with annual billings of up to R$ 30 million, including those without accounts at Itaú Unibanco. As a result, the more than 15 million small and middle market companies in Brazil, that is, 98% of the country’s retail market, can now sign up for the benefit. This movement reflects our desire to promote the development of entrepreneurs and small and middle market companies while, at the same time, pursuing even greater levels of customer satisfaction. To render our decisions more effective, we have reviewed our metrics for measuring and monitoring how our clients’ satisfaction evolves Since 2018, we have adopted the Net Promoter Score (NPS), a universal satisfaction appraisal method. We ask clients about the probability of them recommending Itaú Unibanco to a friend, on a scale of 0 to 10. Those who attribute a score of 9 or 10 are considered promoters; scores of 7 and 8 are neutral, while 6 and below are considered detrators. In 16 months, we increased 9 points in our Global NPS, which represents 90% of our target for the end of 2020. Since 2016, we have been improving our position in the complaints ranking of the Central Bank of Brazil, reaching eighth position, the best classification among the large Brazilian banks. Ranking of complaints - Central Bank th 4 Lowest number of complaints th th per client 6 6 th 8 2016 2017 2018 2019 Source: Central Bank of Brazil We obtained recognition at the Época Magazine “Reclame Aqui” Awards as one of the companies providing good services in the categories: Banks, Credit Cards, Vehicle Finance and Card Operators and Administrators. 45 (2) Acquiring refers to the market where companies that accept payment for purchases using “bankcard machines” ..

Our financial results are the outcome of our long-term strategy We present below the key indicators comprising our result: In R$ billions (except where indicated) 2019 2018 Variation Income Information 1 Operating Revenues 119.8 111.8 7.1% Managerial Financial Margin 74.6 69.1 8.0% Financial Margin with Clients 69.1 63.6 8.6% Financial Margin with the Market 5.6 5.5 1.6% Commissions and Fees 37.3 35.1 6.4% Revenues from Insurance, Pension Plans and Premium Bonds operations before 7.9 7.7 2.6% Retained Claims and Selling Expenses Cost of Credit (18.2) (14.1) 29.1% . Non-Interest Expenses (50.6) (49.4) 2.5% Recurring Net Income 28.4 25.7 10.2% Net Income 26.6 25.0 6.4% Recurring Return on 23.7% 21.9% 180 bps 2 Annualized Average Equity 2019 2018 Variation Balance Sheet Information Total Assets 1,739 1,650 5.4% 3 L o a n P o r t f o l i o 706.7 636.9 10.9 . % NPL Ratio (90 days) 3.0% 2.9% 10 bps 4 Tier 1 Capital - BIS III 14.4% 15.9% 2019 2018 Variation Shares Weighted Average Number of Outstanding Shares - in thousands 9,740,146 9,718,162 0.2% Net Income per Share - Basic - R$ 2.73 2.57 6.2% Book Value per Share R$ ( Outstanding on 12/31) 13.54 13.55 -0.1% 5 Dividends and Net Interest on Own Capital 18.78 22.44 -16.3% 2019 2018 Variation (1) Fonte: Banco Central do Brasil Other information Branches and Client Service Branches (CBSs) 4,504 4,940 -8.8% Physical 4,308 4,745 -9.2% Digital 196 195 0.5% Employees - in thousands 94.9 100.3 -5.4% Brazil 81.7 86.8 -5.9% Overseas 13.2 13.5 -2.5% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Pre,mium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity; (3) Includes Financial Guarantees Provided and Corporate Securities; (4) For periods prior to 2019, considers the immediate and full application of Basel III rules. It does not take into account the additional portion of dividends and interest on own capital; (5) Amounts paid/provisioned, declared and highlighted in the shareholders’ equity. 46 - 150 bpsOur financial results are the outcome of our long-term strategy We present below the key indicators comprising our result: In R$ billions (except where indicated) 2019 2018 Variation Income Information 1 Operating Revenues 119.8 111.8 7.1% Managerial Financial Margin 74.6 69.1 8.0% Financial Margin with Clients 69.1 63.6 8.6% Financial Margin with the Market 5.6 5.5 1.6% Commissions and Fees 37.3 35.1 6.4% Revenues from Insurance, Pension Plans and Premium Bonds operations before 7.9 7.7 2.6% Retained Claims and Selling Expenses Cost of Credit (18.2) (14.1) 29.1% . Non-Interest Expenses (50.6) (49.4) 2.5% Recurring Net Income 28.4 25.7 10.2% Net Income 26.6 25.0 6.4% Recurring Return on 23.7% 21.9% 180 bps 2 Annualized Average Equity 2019 2018 Variation Balance Sheet Information Total Assets 1,739 1,650 5.4% 3 L o a n P o r t f o l i o 706.7 636.9 10.9 . % NPL Ratio (90 days) 3.0% 2.9% 10 bps 4 Tier 1 Capital - BIS III 14.4% 15.9% 2019 2018 Variation Shares Weighted Average Number of Outstanding Shares - in thousands 9,740,146 9,718,162 0.2% Net Income per Share - Basic - R$ 2.73 2.57 6.2% Book Value per Share R$ ( Outstanding on 12/31) 13.54 13.55 -0.1% 5 Dividends and Net Interest on Own Capital 18.78 22.44 -16.3% 2019 2018 Variation (1) Fonte: Banco Central do Brasil Other information Branches and Client Service Branches (CBSs) 4,504 4,940 -8.8% Physical 4,308 4,745 -9.2% Digital 196 195 0.5% Employees - in thousands 94.9 100.3 -5.4% Brazil 81.7 86.8 -5.9% Overseas 13.2 13.5 -2.5% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Pre,mium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity; (3) Includes Financial Guarantees Provided and Corporate Securities; (4) For periods prior to 2019, considers the immediate and full application of Basel III rules. It does not take into account the additional portion of dividends and interest on own capital; (5) Amounts paid/provisioned, declared and highlighted in the shareholders’ equity. 46 - 150 bps

In 2019, our recurring net income stood at R$28.4 billion, an increase of 10.2% over 2018, with a Recurring Return on Equity of 23.7%. Worthy of note is the 8.6% increase in the financial margin with clients, primarily driven by the growth in the credit portfolios: An increase of 13.5% in our individual customer portfolio, reflecting higher demand from clients, the highlights being growth of 17.4% in credit cards; The very small, small and middle market companies’ portfolio grew by 26.6%, also on the back of stronger demand in this segment; The resumption of growth of 10.1% in the corporate loan portfolio. There was a strong growth in credit origination across practically all segments. In Brazil, the total growth in origination was 25.6%, of which: 23.4% for individuals; 31.3% for very small, small and middle market companies; 23.2% for corporate. The impact of the growth in the credit portfolio was partially offset by lower spreads on assets because of lower interest rates. The growth of 5.9% in revenues from services provided and insurance was primarily due to the following increases: 7.2% in credit cards issued, given the increase in revenues from annual fees and interchange fees. Worthy of note is the 6.5% growth in the number of credit cards accounts and 5.0% in debit cards accounts, while the total transaction amount in credit and debit cards rose by 14.3% in the last quarter of 2019; 29.0% in management fees, resulting from a 22.6% increase in the balance of assets under management. Also worthy of note is the increase of 46.9% in the balance of funds managed by third parties and distributed on our open investments platform; 79.3% in financial advisory and brokerage, as a result of increased activity on the capital markets. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$39.1 billion in 2019. In the case of variable income business, we undertook 32 transactions totaling US$ 3.5 billion in South America. In the case of mergers and acquisitions, we provided financial advisory on 50 transactions in South America; and 3.2% in the result from insurance, given the increase in premiums earned from credit life, protected card, and life and personal accident insurance policies, in addition to lower selling expenses. There was an increase in earnings of affiliates, resulting from our equity holding in IRB-Brazil Resseguros and in Porto Seguro. There was also a growth in commissions and fees from pension plan services provided. On the downside, the liability adequacy test in the pension plans, revenues from premium bonds and revenues from premium bonds were lower for the period. The results were partly offset by lower revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR and prepayment rates. The new commercial proposal for Rede, which ended the prepayment rate on advances in part of the credit card transactions without installments, in addition to the growth in the Pop Credicard, contributed to the increase of 19.2% in the equipment (bankcard machine) base compared to the same period of last year. 47In 2019, our recurring net income stood at R$28.4 billion, an increase of 10.2% over 2018, with a Recurring Return on Equity of 23.7%. Worthy of note is the 8.6% increase in the financial margin with clients, primarily driven by the growth in the credit portfolios: An increase of 13.5% in our individual customer portfolio, reflecting higher demand from clients, the highlights being growth of 17.4% in credit cards; The very small, small and middle market companies’ portfolio grew by 26.6%, also on the back of stronger demand in this segment; The resumption of growth of 10.1% in the corporate loan portfolio. There was a strong growth in credit origination across practically all segments. In Brazil, the total growth in origination was 25.6%, of which: 23.4% for individuals; 31.3% for very small, small and middle market companies; 23.2% for corporate. The impact of the growth in the credit portfolio was partially offset by lower spreads on assets because of lower interest rates. The growth of 5.9% in revenues from services provided and insurance was primarily due to the following increases: 7.2% in credit cards issued, given the increase in revenues from annual fees and interchange fees. Worthy of note is the 6.5% growth in the number of credit cards accounts and 5.0% in debit cards accounts, while the total transaction amount in credit and debit cards rose by 14.3% in the last quarter of 2019; 29.0% in management fees, resulting from a 22.6% increase in the balance of assets under management. Also worthy of note is the increase of 46.9% in the balance of funds managed by third parties and distributed on our open investments platform; 79.3% in financial advisory and brokerage, as a result of increased activity on the capital markets. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$39.1 billion in 2019. In the case of variable income business, we undertook 32 transactions totaling US$ 3.5 billion in South America. In the case of mergers and acquisitions, we provided financial advisory on 50 transactions in South America; and 3.2% in the result from insurance, given the increase in premiums earned from credit life, protected card, and life and personal accident insurance policies, in addition to lower selling expenses. There was an increase in earnings of affiliates, resulting from our equity holding in IRB-Brazil Resseguros and in Porto Seguro. There was also a growth in commissions and fees from pension plan services provided. On the downside, the liability adequacy test in the pension plans, revenues from premium bonds and revenues from premium bonds were lower for the period. The results were partly offset by lower revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR and prepayment rates. The new commercial proposal for Rede, which ended the prepayment rate on advances in part of the credit card transactions without installments, in addition to the growth in the Pop Credicard, contributed to the increase of 19.2% in the equipment (bankcard machine) base compared to the same period of last year. 47

The **cost of credit** rose by 29.1% over 2018, due in the main to higher expenses with provisions for delinquencies: (i) in the Retail Bank in Brazil, associated with the growth of our credit portfolio, and (ii) in corporate in Latin America on account of the downgrading of the ratings of specific clients. Additionally, there was a reduction in the recovery of credits written off as losses, due to the credits assigned in 2018 and the increase in the discounts granted. The reduction of R$135 million in the impairment of private securities in the Wholesale Bank in Brazil partially offset these effects.

Our continuous investment in technology has enabled initiatives where the focus is on cost efficiency, with the closure of 372 branches in Brazil. As a result, non-recurring interest expenses rose by 2.5% for the year, below the accumulated inflation in the period (4.3% - IPCA).

Our expenses in 2019 were primarily affected by:

- The launch of the Voluntary Severance Program in the second half of 2019, for which around 3,500 employees signed up, out of approximately 7,000 eligible candidates, slightly higher than our initial expectation. The objective of the program was to provide an opportunity for a secure career transition while adapting our structures to market reality;
- Higher personnel expenses resulting from the impact of the negotiation of the collective bargaining agreement, tariff adjustments by health insurance plan operators, the higher volume of redundancies and labor lawsuits, as well as advances in profit sharing due to retirements and redundancies; and
- Higher administrative expenses, primarily from outsourced services and data processing, partially offset by lower expenses with marketing campaigns.

The concept of client centricity involves valuing our shareholders. We seek to optimize the resources they invest and to guarantee our solidness. To achieve these objectives, capital management is a significant component.

The Tier 1 Capital Ratio measures the ratios of the bank's capital and the risk level of its assets. Maintaining adequate levels aims to protect the institution against severe stress events. We give below the main events that affected our ratio in 2019:

Full Tier 1 Capital Ratio


13.5%
1.0%
12.5%
Dec/18*
3.0%
Earnings and other equity changes
-0.6%
Dividends and Interest on Own Capital
-0.6%
Prudential Adjustments
-1.2%
Risk-Weighted Assets
0.3%
Additional Capital
14.4%
1.3%
13.2%
Dec/19
Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

*After the effects of the additional installment of dividends and Interest on Own Capital referring to the net income for 2018.

As the chart shows, the growth in our credit portfolio demands higher capital requirements (Risk-Adjusted Assets). In accordance with our shareholder remuneration policy, this effect combined with our profitability in 2019 enabled the distribution of net dividends and Interest on Own Capital of R$ 18.8 billion.

48

Debit issuance in 2019		
TYPE OF ISSUANCE AND COMPOSITION OF CAPITAL	MATURITY DATE	ISSUE AMOUNT
Subordinated Financial Notes – Additional Capital Tier I	Perpetual with a repurchase option from 2024	R$3.05 billion
Subordinated Financial Notes – Tier II Capital	9 and 10 years	R$2 .3 billion
Subordinated Notes – Tier II Capital	10 years	US$750 million

In January 2020, we issued US$1.5 billion in Senior Notes, maturing in 3 and 5 years, at rates of 2.90% and 3.25% respectively.

In 2019, we paid and provisioned R$18.8 billion in dividends and Interest on Own Capital. This amount is equivalent to 66% of the recurring net income for the period.

The financial results sustain the long-term appreciation of our shares. We give below the evolution of R$100 invested since the announcement of the merger between Itaú and Unibanco in October 2008.



630
384
310
285
190
100
Oct-08
Jun-09
Feb-10
Oct-10
Jun-11
Feb-12
Oct-12
Jun-13
Feb-14
Oct-14
Jun-15
Feb-16
Oct-16
Jun-17
Feb-18
Oct-18
Jun-19
Dec-19
ITUB4 reinvested dividends
ITUB4 without reinvested dividends
CDI
Ibovespa
Dollar

Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions)

Our shares continue to trade with high liquidity, both in Brazil and in the United States, with a 59% increase in the average daily volume traded since 2017.



+59%
B3 (Common+Preferred)
NYSE (ADR)
874
442
432
1,253
653
600
1,388
744
644
2017
2018
2019

49

We are committed to disclosing information that is useful, simple and objective to investors, clients, capital market analysts and shareholders.

Our Annual Report was acknowledged at the Abrasca Awards, taking 1st place in the category "Public Companies with revenue equal to or exceeding R$3 billion". In addition, our financial statements in IFRS took first place in the global ranking compiled by Bespoke Benchmarking.

In 2019, we held 16 public meetings, with an attendance of 3,000 people, up by 23.4% over 2018. The main issues discussed at the presentations in 2019 included topics involving digital initiatives, client satisfaction results, changes to the National Financial System, investment in technology and shareholder remuneration. Our 24th Apimec São Paulo 2019 meeting attracted a record audience of 791 guests. During the meeting, the co-chairmen of our Board of Directors gave an interview and commented on the tenth anniversary of the merger between Itaú and Unibanco and the bank's prospects for the future. Our Executive Committee commented on the results, the evolution of client satisfaction, investment in technology and digital strategy.

CICLO apimec 2019

We were considered for the Best Quality Apimec São Paulo Meeting Award for the second consecutive year.

We believe that our shareholders are also our clients, which is why we seek to innovate the channels and how we communicate with these stakeholders. We are the first public company in Brazil to have a podcast designed for Investor Relations. With the aim of contributing to financial education, **Investcast Itaú Unibanco** is produced in the format of interviews lasting an average of 10 minutes and disclosed monthly. In 2019, Investcast episodes were heard over 10,000 times. All episodes are available on the Investor Relations[3] site and on the Spotify, Deezer and iTunes platforms.

deezer

Spotify

iTunes

Besides our shareholders, our operations create value for a range of stakeholders. In 2019, we distributed to society R$ 76 billlion in payments of taxes, employees, shareholders and others.

Distribution of value added[4]

in billions of Reais



Others
2%
1.4
Reinvestments
11%
8.8
Taxes
31%
23.2
76
Shareholders
27%
20.3
22.4
Employees
29%

(3) www.itau.com.br/investor-relations

(4) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin.

50

Corporate citizenship goes hand-in-hand with our history. We support and finance projects that contribute to society’s development and make a difference in the lives of thousands of people. In our capacity as a financial institution, we are aware of our role as an agent of transformation and a promoter of local development, thus our strategy is related to our actions in the fields of education, culture, sport, urban mobility, aging and entrepreneurship. These causes manifest themselves in three ways: through direct injections of financial resources; promotion of projects subject to incentive laws; and our Institutes and Foundations. The highlights of our actions in 2019 were the Leia para Uma Criança (Read to a Child) Program, the bicycle sharing system, the Solidarity Sports Day and the Allocation of Income Tax. In 2019, we invested R$ 846 million in projects, of which R$ 599 million through Itaú Unibanco’s donations and sponsorships, and R$ 247 million using resources under the Rouanet Law on Incentives, the Federal law on Sports Incentives, the Senior Citizens Law, and the Pronas, Pronon and FUMCAD federal programs. In addition, we have included the activities and investments by our international units located in Argenti-na, Chile, Colombia, Uruguay and Paraguay. Below is a detailed breakdown of our operations: 3 BRAZIL LATAM Total Number of Projects Number of Projects (R$ millions) Amount (R$ millions) Amount (R$ millions) Sponsorship 1 562.4 1,087 36.9 107 599.3 Non-incentivated Education 308.6 445 1.9 35 310.5 Sport 1.6 6 0.01 1 1.6 135.3 298 3.8 36 Culture 139.1 57.6 28 28.6 4 Urban Mobility 86.1 4.8 26 - - Diversity 4.8 Innovation and Entrepreneuship 47.2 211 0.1 6 47.3 Local Develop. and Participation 7.3 73 2.6 25 9.9 2 235.5 403 246.8 Incentivated 11.3 7 Culture 118.2 146 8.4 3 126.5 Sport - 30.1 63 - 30.1 Education 29.9 118 2.9 32.8 4 Healthcare 24.7 18 - - 24.7 Senior Citizens Law and 32.8 58 - 32.8 - Civil Society Organizations Total 797.9 1,490 48.2 114 846.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2019. 5 1Corporate citizenship goes hand-in-hand with our history. We support and finance projects that contribute to society’s development and make a difference in the lives of thousands of people. In our capacity as a financial institution, we are aware of our role as an agent of transformation and a promoter of local development, thus our strategy is related to our actions in the fields of education, culture, sport, urban mobility, aging and entrepreneurship. These causes manifest themselves in three ways: through direct injections of financial resources; promotion of projects subject to incentive laws; and our Institutes and Foundations. The highlights of our actions in 2019 were the Leia para Uma Criança (Read to a Child) Program, the bicycle sharing system, the Solidarity Sports Day and the Allocation of Income Tax. In 2019, we invested R$ 846 million in projects, of which R$ 599 million through Itaú Unibanco’s donations and sponsorships, and R$ 247 million using resources under the Rouanet Law on Incentives, the Federal law on Sports Incentives, the Senior Citizens Law, and the Pronas, Pronon and FUMCAD federal programs. In addition, we have included the activities and investments by our international units located in Argenti-na, Chile, Colombia, Uruguay and Paraguay. Below is a detailed breakdown of our operations: 3 BRAZIL LATAM Total Number of Projects Number of Projects (R$ millions) Amount (R$ millions) Amount (R$ millions) Sponsorship 1 562.4 1,087 36.9 107 599.3 Non-incentivated Education 308.6 445 1.9 35 310.5 Sport 1.6 6 0.01 1 1.6 135.3 298 3.8 36 Culture 139.1 57.6 28 28.6 4 Urban Mobility 86.1 4.8 26 - - Diversity 4.8 Innovation and Entrepreneuship 47.2 211 0.1 6 47.3 Local Develop. and Participation 7.3 73 2.6 25 9.9 2 235.5 403 246.8 Incentivated 11.3 7 Culture 118.2 146 8.4 3 126.5 Sport - 30.1 63 - 30.1 Education 29.9 118 2.9 32.8 4 Healthcare 24.7 18 - - 24.7 Senior Citizens Law and 32.8 58 - 32.8 - Civil Society Organizations Total 797.9 1,490 48.2 114 846.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2019. 5 1

We are the only bank in Latin America listed on the Dow Jones Sustainability Indexes since its creation in 1999, reflecting our long-term commitments to ethical business conduct, transparency, respect for the law, and corporate governance, in addition to creating sustainable value shared with our employees, clients, shareholders and society. In 2019/2020, we were selected, for the 20th consecutive time, to be part of the Dow Jones Sustainability World Index (DJSI World 2019/2020).

For the 15th consecutive year, we were selected to be part of the Corporate Sustainability Index (ISE) of B3, which reflects the return on a portfolio consisting of the shares of companies with the best performance in all dimensions that measure corporate sustainability.

We believe that people have the power to transform the world. The 8 positive impact commitments we have publicly embraced reflect our aim of encouraging this transformation.

- Financing in Positive Impact Sectors
- Inclusion and Entrepreneurship
- Transparency in Comunication
- Inclusive Management
- Responsible Investment
- Financial Citizenship
- Ethics in Relations and in Business
- Responsible Management

Our commitments define our operating priorities, targets and indicators, matching them to the challenges of our business and the UN Sustainable Development Goals. A practical demonstration of our way of doing business, always with an eye on people and the environment.

For videos and details of about each commitment go to:
https://www.itau.com.br/sustentabilidade/compromissos/

Disclosure of information and events	
Reference Form (for the year 2019)	05/29/2020
Information on the Brazilian Code of Corporate Governance	07/31/2020
Disclosure of the results for:	
1st Quarter	05/04/2020
2nd Quarter	08/03/2020
3rd Quarter	11/03/2020
Annual Meeting of Shareholders	04/28/2020
Public Meeting with Shareholders APIMEC - SÃO PAULO / SP	09/23/2020

Acknowledgements

We wish to thank our employees for their commitment and dedication, which has enabled us to leverage sound results in the market, and to our customers and shareholders for the interest and trust they have placed in us, which motivate us to do our best, always.
(Approved at the Meeting of the Board of Directors on February 10, 2020).

52

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to December 2019, we did not contract from the independent auditors and their related parties, non-external audit related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3, 18 and 31, April 11 and 26 – review of the calculations and taxes settlement and compliance with tax regulations; - March 8 and April 23 and November 22 – training, acquisition of technical materials; - April 26 – required regulatory review on the impact study of the new accounting standard; - September 23 – consultation review about tax aspects with tax authorities. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 36.1 billion, representing 6.6% of the total securities and derivative financial instruments in December 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations site (www.itau.com.br/investor-relations > Results Center). The Management’s Report and Full Accounting Statements of Itaú Unibanco Holding S.A. and of its subsidiaries, for the period January to September 2019, abide by the rules established by Brazilian Company Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pension Plans (PREVIC), and the recommendations of the International Accounting Standards Board (IASB). The information shown in this material is available on the Investor relations (IR) site of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 53Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to December 2019, we did not contract from the independent auditors and their related parties, non-external audit related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3, 18 and 31, April 11 and 26 – review of the calculations and taxes settlement and compliance with tax regulations; - March 8 and April 23 and November 22 – training, acquisition of technical materials; - April 26 – required regulatory review on the impact study of the new accounting standard; - September 23 – consultation review about tax aspects with tax authorities. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 36.1 billion, representing 6.6% of the total securities and derivative financial instruments in December 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations site (www.itau.com.br/investor-relations > Results Center). The Management’s Report and Full Accounting Statements of Itaú Unibanco Holding S.A. and of its subsidiaries, for the period January to September 2019, abide by the rules established by Brazilian Company Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pension Plans (PREVIC), and the recommendations of the International Accounting Standards Board (IASB). The information shown in this material is available on the Investor relations (IR) site of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 53

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgílio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco

(*) Group Executive Finance Director and Head of Investor Relations.

<u>**Accountant**</u>

Arnaldo Alves dos Santos
CRC - 1SP - 210,058/O-3

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 54

ITAÚ UNIBANCO S.A.

Senior Vice President ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexandre Grossmann Zancani [1]
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Eduardo Monico
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Christian George Egan
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cesar Ming Pereira da Silva
Cesar Padovan
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilhermo Luiz Bressane Gomes
Gustavo Trovisco Lopes
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcio Luis Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira [1]
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

[1] *Elected at the ESM of 11/29/2019, approval from BACEN at the 01/15/2020.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 55

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2019 12/31/2018 Current assets 1 ,235,586,947 1,209,421,782 Cash 0 30,366,518 3 7,158,576 Interbank investments 3b and 4 228,693,818 303,955,310 Money market 0 1 96,557,792 2 75,671,932 Money market – Assets Guaranteeing Technical Provisions 8b 1,065,958 2,556,545 Interbank deposits 0 3 1,070,068 2 5,726,833 Securities and derivative financial instruments 3c, 3d and 5 3 63,879,832 328,125,382 Own portfolio 0 8 5,504,939 7 9,728,358 Subject to repurchase commitments 0 3 5,467,185 3 5,361,170 Pledged in guarantee 0 7 ,892,932 2 ,805,395 Securities under resale agreements with free movement 0 3,627,258 4 ,985,360 Deposited with the Central Bank of Brazil 0 3 ,573,098 2 ,917,625 Derivative financial instruments 0 1 7,764,279 10,278,463 Assets guaranteeing technical provisions 8b 2 10,050,141 192,049,011 Interbank accounts 0 135,116,391 1 32,204,682 Pending settlement 0 4 3,466,230 3 7,647,435 Central Bank of Brazil deposits 0 9 1,248,117 9 4,148,242 National Housing System (SFH) 0 4 ,636 11,705 Correspondents 0 4 0,534 45,481 Interbank onlending 0 3 56,874 351,819 Interbranch accounts 0 373,425 517,560 Loan, lease and other credit operations 6 313,281,404 2 72,099,729 Operations with credit granting characteristics 3e 3 33,016,775 2 89,099,802 (Provision for Loan Losses) 3f (19,735,371) (17,000,073) Other receivables 10a 161,384,621 1 32,953,570 Other assets 3g 2,490,938 2,406,973 Assets held for sale 0 1,219,818 1 ,498,597 (Valuation allowance) 0 (642,432) (618,515) Unearned reinsurance premiums 7,043 6 ,729 Prepaid expenses 3g and 10c 1 ,906,509 1,520,162 Long term receivables 0 466,535,779 4 05,813,608 Interbank investments 3b and 4 3 ,668,491 791,348 Money market 0 162,312 1 03,235 Interbank deposits 0 3 ,506,179 6 88,113 Securities and derivative financial instruments 3c, 3d and 5 1 81,406,217 129,387,670 Own portfolio 0 93,082,361 4 3,466,424 Subject to repurchase commitments 0 34,240,466 2 5,538,391 Pledged in guarantee 0 2,771,106 4,942,554 Securities under resale agreements with free movement 0 1 6,589,488 31,639,584 Deposited with the Central Bank of Brazil 589,608 5 53,557 Derivative financial instruments 0 2 3,912,213 1 3,193,240 Assets guaranteeing technical provisions 8b 1 0,220,975 1 0,053,920 Interbank accounts 0 9 ,367 5 4,096 Pending settlement 9 ,367 49,809 National Housing System (SFH) - 4,287 Loan, lease and other credit operations 6 230,847,422 2 27,256,829 Operations with credit granting characteristics 3e 2 50,000,170 2 43,381,694 (Provision for Loan Losses) 3f (19,152,748) (16,124,865) Other receivables 10a 4 9,566,085 47,777,991 Other assets - Prepaid expenses 3g and 10c 1,038,197 5 45,674 Permanent assets 0 3 6,590,283 3 4,378,004 Investments 3h 15,852,503 1 2,949,833 Investments in associates and joint ventures 0 15,577,117 12,658,166 Other investments 0 484,109 500,454 (Allowance for losses) 0 (208,723) (208,787) Real estate in use 3i and 12b l 6 ,411,666 6,404,641 Fixe assets for use 0 4,300,843 4,319,747 Other fixed assets 0 1 4,153,300 14,048,399 (Accumulated depreciation) 0 (12,042,477) (11,963,505) Goodwill and Intangible assets 3j, 3k and 12b ll 14,326,114 15,023,530 Goodwill 0 9 24,807 1 ,281,496 Intangible assets 0 25,876,272 2 3,324,915 (Accumulated amortization) 0 (12,474,965) (9,582,881) Total assets 1 ,738,713,009 1 ,649,613,394 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 56 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2019 12/31/2018 Current assets 1 ,235,586,947 1,209,421,782 Cash 0 30,366,518 3 7,158,576 Interbank investments 3b and 4 228,693,818 303,955,310 Money market 0 1 96,557,792 2 75,671,932 Money market – Assets Guaranteeing Technical Provisions 8b 1,065,958 2,556,545 Interbank deposits 0 3 1,070,068 2 5,726,833 Securities and derivative financial instruments 3c, 3d and 5 3 63,879,832 328,125,382 Own portfolio 0 8 5,504,939 7 9,728,358 Subject to repurchase commitments 0 3 5,467,185 3 5,361,170 Pledged in guarantee 0 7 ,892,932 2 ,805,395 Securities under resale agreements with free movement 0 3,627,258 4 ,985,360 Deposited with the Central Bank of Brazil 0 3 ,573,098 2 ,917,625 Derivative financial instruments 0 1 7,764,279 10,278,463 Assets guaranteeing technical provisions 8b 2 10,050,141 192,049,011 Interbank accounts 0 135,116,391 1 32,204,682 Pending settlement 0 4 3,466,230 3 7,647,435 Central Bank of Brazil deposits 0 9 1,248,117 9 4,148,242 National Housing System (SFH) 0 4 ,636 11,705 Correspondents 0 4 0,534 45,481 Interbank onlending 0 3 56,874 351,819 Interbranch accounts 0 373,425 517,560 Loan, lease and other credit operations 6 313,281,404 2 72,099,729 Operations with credit granting characteristics 3e 3 33,016,775 2 89,099,802 (Provision for Loan Losses) 3f (19,735,371) (17,000,073) Other receivables 10a 161,384,621 1 32,953,570 Other assets 3g 2,490,938 2,406,973 Assets held for sale 0 1,219,818 1 ,498,597 (Valuation allowance) 0 (642,432) (618,515) Unearned reinsurance premiums 7,043 6 ,729 Prepaid expenses 3g and 10c 1 ,906,509 1,520,162 Long term receivables 0 466,535,779 4 05,813,608 Interbank investments 3b and 4 3 ,668,491 791,348 Money market 0 162,312 1 03,235 Interbank deposits 0 3 ,506,179 6 88,113 Securities and derivative financial instruments 3c, 3d and 5 1 81,406,217 129,387,670 Own portfolio 0 93,082,361 4 3,466,424 Subject to repurchase commitments 0 34,240,466 2 5,538,391 Pledged in guarantee 0 2,771,106 4,942,554 Securities under resale agreements with free movement 0 1 6,589,488 31,639,584 Deposited with the Central Bank of Brazil 589,608 5 53,557 Derivative financial instruments 0 2 3,912,213 1 3,193,240 Assets guaranteeing technical provisions 8b 1 0,220,975 1 0,053,920 Interbank accounts 0 9 ,367 5 4,096 Pending settlement 9 ,367 49,809 National Housing System (SFH) - 4,287 Loan, lease and other credit operations 6 230,847,422 2 27,256,829 Operations with credit granting characteristics 3e 2 50,000,170 2 43,381,694 (Provision for Loan Losses) 3f (19,152,748) (16,124,865) Other receivables 10a 4 9,566,085 47,777,991 Other assets - Prepaid expenses 3g and 10c 1,038,197 5 45,674 Permanent assets 0 3 6,590,283 3 4,378,004 Investments 3h 15,852,503 1 2,949,833 Investments in associates and joint ventures 0 15,577,117 12,658,166 Other investments 0 484,109 500,454 (Allowance for losses) 0 (208,723) (208,787) Real estate in use 3i and 12b l 6 ,411,666 6,404,641 Fixe assets for use 0 4,300,843 4,319,747 Other fixed assets 0 1 4,153,300 14,048,399 (Accumulated depreciation) 0 (12,042,477) (11,963,505) Goodwill and Intangible assets 3j, 3k and 12b ll 14,326,114 15,023,530 Goodwill 0 9 24,807 1 ,281,496 Intangible assets 0 25,876,272 2 3,324,915 (Accumulated amortization) 0 (12,474,965) (9,582,881) Total assets 1 ,738,713,009 1 ,649,613,394 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 56

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Current liabilities 961,396,321 901,809,366 Deposits 3b and 7b 3 34,197,542 3 07,832,084 Demand deposits - 8 2,306,185 72,580,793 Savings deposits - 144,557,874 136,865,150 Interbank deposits - 2,866,294 2 ,468,701 Time deposits - 104,457,740 95,914,713 Other deposits - 9,449 2 ,727 Deposits received under securities repurchase agreements 3b and 7c 2 37,131,197 2 84,519,772 Own portfolio - 7 2,302,993 75,488,805 Third-party portfolio - 148,021,089 181,694,343 Free portfolio - 1 6,807,115 2 7,336,624 Funds from acceptances and issuance of securities 3b and 7d 51,351,674 33,405,852 Real estate, mortgage, credit and similar notes - 41,566,538 25,189,429 Foreign loans through securities - 9 ,209,884 6 ,266,935 Funding from structured operations certificates 575,252 1,949,488 Interbank accounts - 48,770,733 41,253,291 Pending settlement - 4 8,060,619 4 0,832,886 Correspondents - 710,114 4 20,405 Interbranch accounts - 5,409,644 5,609,851 Third-party funds in transit - 5 ,294,488 5,600,295 Internal transfer of funds - 115,156 9 ,556 Borrowing and onlending 3b and 7e 6 8,573,778 4 7,977,175 Borrowing - 6 0,652,863 4 2,675,682 Onlending - 7,920,915 5,301,493 Derivative financial instruments 3d and 5f 18,824,505 10,013,584 Technical provision for insurance, pension plan and capitalization 3m and 8a 3,067,501 3,408,292 Other liabilities - 194,069,747 1 67,789,465 Subordinated debt 7f 4,098,615 343,174 Sundry 10d 189,971,132 1 67,446,291 Long term liabilities - 631,770,962 6 01,055,406 Deposits 3b and 7b 172,862,814 1 55,592,293 Interbank deposits - 154,904 205,827 Time deposits - 172,707,910 1 55,386,466 Deposits received under securities repurchase agreements 3b and 7c 32,706,972 5 8,716,690 Own portfolio - 2,696,471 6 ,420,353 Free portfolio - 30,010,501 52,296,337 Funds from acceptances and issuance of securities 3b and 7d 9 2,216,826 7 8,160,070 Real estate, mortgage, credit and similar notes - 5 7,026,119 41,524,348 Foreign loans through securities - 34,655,930 3 5,786,905 Funding from structured operations certificates 5 34,777 848,817 Borrowing and onlending 3b and 7e 7 ,818,818 19,970,017 Borrowing - 4 ,091,824 7,364,711 Onlending - 3,726,994 12,605,306 Derivative financial instruments 3d and 5f 2 8,990,032 1 7,471,428 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 17,598,443 200,008,935 Other liabilities - 79,577,057 7 1,135,973 Subordinated debt 7f 38,710,983 4 1,267,980 Debt instruments eligible as capital 7f 16,652,167 7 ,701,570 Sundry 10d 2 4,213,907 2 2,166,423 Deferred income 3q 2 ,697,761 2,624,986 Capital - 97,148,000 9 7,148,000 Capital reserves - 1,979,021 1 ,923,056 Revenue reserves - 3 6,568,819 37,384,137 Equity valuation adjustment 3c, 3d and 13e (2,434,343) (2,878,929) (Treasury shares) - (1,274,096) (1,819,690) Total stockholders' equity of controlling shareholders 13 131,987,401 131,756,574 Non-controlling interests 13f 1 0,860,564 1 2,367,062 Total stockholders' equity 1 42,847,965 1 44,123,636 Total liabilities and stockholders' equity 1,738,713,009 1,649,613,394 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 57 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Current liabilities 961,396,321 901,809,366 Deposits 3b and 7b 3 34,197,542 3 07,832,084 Demand deposits - 8 2,306,185 72,580,793 Savings deposits - 144,557,874 136,865,150 Interbank deposits - 2,866,294 2 ,468,701 Time deposits - 104,457,740 95,914,713 Other deposits - 9,449 2 ,727 Deposits received under securities repurchase agreements 3b and 7c 2 37,131,197 2 84,519,772 Own portfolio - 7 2,302,993 75,488,805 Third-party portfolio - 148,021,089 181,694,343 Free portfolio - 1 6,807,115 2 7,336,624 Funds from acceptances and issuance of securities 3b and 7d 51,351,674 33,405,852 Real estate, mortgage, credit and similar notes - 41,566,538 25,189,429 Foreign loans through securities - 9 ,209,884 6 ,266,935 Funding from structured operations certificates 575,252 1,949,488 Interbank accounts - 48,770,733 41,253,291 Pending settlement - 4 8,060,619 4 0,832,886 Correspondents - 710,114 4 20,405 Interbranch accounts - 5,409,644 5,609,851 Third-party funds in transit - 5 ,294,488 5,600,295 Internal transfer of funds - 115,156 9 ,556 Borrowing and onlending 3b and 7e 6 8,573,778 4 7,977,175 Borrowing - 6 0,652,863 4 2,675,682 Onlending - 7,920,915 5,301,493 Derivative financial instruments 3d and 5f 18,824,505 10,013,584 Technical provision for insurance, pension plan and capitalization 3m and 8a 3,067,501 3,408,292 Other liabilities - 194,069,747 1 67,789,465 Subordinated debt 7f 4,098,615 343,174 Sundry 10d 189,971,132 1 67,446,291 Long term liabilities - 631,770,962 6 01,055,406 Deposits 3b and 7b 172,862,814 1 55,592,293 Interbank deposits - 154,904 205,827 Time deposits - 172,707,910 1 55,386,466 Deposits received under securities repurchase agreements 3b and 7c 32,706,972 5 8,716,690 Own portfolio - 2,696,471 6 ,420,353 Free portfolio - 30,010,501 52,296,337 Funds from acceptances and issuance of securities 3b and 7d 9 2,216,826 7 8,160,070 Real estate, mortgage, credit and similar notes - 5 7,026,119 41,524,348 Foreign loans through securities - 34,655,930 3 5,786,905 Funding from structured operations certificates 5 34,777 848,817 Borrowing and onlending 3b and 7e 7 ,818,818 19,970,017 Borrowing - 4 ,091,824 7,364,711 Onlending - 3,726,994 12,605,306 Derivative financial instruments 3d and 5f 2 8,990,032 1 7,471,428 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 17,598,443 200,008,935 Other liabilities - 79,577,057 7 1,135,973 Subordinated debt 7f 38,710,983 4 1,267,980 Debt instruments eligible as capital 7f 16,652,167 7 ,701,570 Sundry 10d 2 4,213,907 2 2,166,423 Deferred income 3q 2 ,697,761 2,624,986 Capital - 97,148,000 9 7,148,000 Capital reserves - 1,979,021 1 ,923,056 Revenue reserves - 3 6,568,819 37,384,137 Equity valuation adjustment 3c, 3d and 13e (2,434,343) (2,878,929) (Treasury shares) - (1,274,096) (1,819,690) Total stockholders' equity of controlling shareholders 13 131,987,401 131,756,574 Non-controlling interests 13f 1 0,860,564 1 2,367,062 Total stockholders' equity 1 42,847,965 1 44,123,636 Total liabilities and stockholders' equity 1,738,713,009 1,649,613,394 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 57

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income related to financial operations 73,606,177 147,454,025 141,582,105 Loan, lease and other credit operations - 4 2,686,826 81,994,120 7 4,663,753 Securities and derivative financial instruments - 20,679,865 41,718,663 4 5,945,087 Financial income related to insurance, pension plan and capitalization operations 8c 7 ,872,218 17,326,469 12,345,576 Foreign exchange operations - 210,366 1,786,213 3,684,996 Compulsory deposits - 2 ,156,902 4,628,560 4,942,693 Expenses related to financial operations - (40,997,769) (80,064,805) (83,498,848) Money market - (2 6,992,297) (5 3,859,318) (6 1,237,417) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (7,610,627) (16,719,614) (11,815,246) Borrowing and onlending 7e (6 ,394,845) (9 ,485,873) (1 0,446,185) Income related to financial operations before loan and losses - 32,608,408 67,389,220 58,083,257 Result of provision for loan losses 6 (12,946,270) (19,825,900) (10,367,771) Expenses for provision for loan losses - (15,479,980) (2 3,895,706) (14,501,245) Income related to recovery of credits written off as loss - 2,533,710 4,069,806 4,133,474 Gross income related to financial operations - 19,662,138 47,563,320 47,715,486 Other operating revenues(expenses) - (10,615,678) (18,191,713) (16,171,139) Banking service fees 10e 14,321,217 27,122,794 25,779,598 Income related to bank charges 10f 6 ,945,766 13,445,197 1 2,620,870 Result from insurance, pension plan and capitalization operations 8c 1,838,430 3 ,578,893 3,475,168 Personnel expenses 10g (14,965,746) (2 6,958,808) (23,938,900) Other administrative expenses 10h (10,045,953) (1 9,886,979) (19,849,388) Tax expenses 3p and 11a II (3,718,933) (7,501,976) (6,708,065) Equity in earnings of affiliates, joint ventures and other investments 7 99,019 1,407,979 808,691 Other operating revenues 793,791 1 ,499,906 1,844,527 Other operating expenses 10i (6,583,269) (10,898,719) (10,203,640) Operating income - 9,046,460 29,371,607 31,544,347 Non-operating income 2c 2,096,244 2,095,726 246,988 Income before taxes on income and profit sharing - 11,142,704 31,467,333 31,791,335 Income tax and social contribution 3p and 11a I 2,112,510 (4,257,381) (6,234,377) Due on operations for the period - (5 ,475,407) (1 0,125,331) (4,779,876) Related to temporary differences - 7,587,917 5,867,950 (1,454,501) Profit sharing – Management Members - Statutory 14b (190,621) (363,448) (257,918) Non-controlling interests 13f (6 ,567) (2 63,865) (321,618) Net income 13,058,026 26,582,639 24,977,422 Weighted average of the number of outstanding shares 13a 9,740,145,947 9,718,162,444 Net income per share – R$ 2 .73 2 .57 Book value per share - R$ (outstanding at 12/31) 13.54 1 3.55 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 58 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income related to financial operations 73,606,177 147,454,025 141,582,105 Loan, lease and other credit operations - 4 2,686,826 81,994,120 7 4,663,753 Securities and derivative financial instruments - 20,679,865 41,718,663 4 5,945,087 Financial income related to insurance, pension plan and capitalization operations 8c 7 ,872,218 17,326,469 12,345,576 Foreign exchange operations - 210,366 1,786,213 3,684,996 Compulsory deposits - 2 ,156,902 4,628,560 4,942,693 Expenses related to financial operations - (40,997,769) (80,064,805) (83,498,848) Money market - (2 6,992,297) (5 3,859,318) (6 1,237,417) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (7,610,627) (16,719,614) (11,815,246) Borrowing and onlending 7e (6 ,394,845) (9 ,485,873) (1 0,446,185) Income related to financial operations before loan and losses - 32,608,408 67,389,220 58,083,257 Result of provision for loan losses 6 (12,946,270) (19,825,900) (10,367,771) Expenses for provision for loan losses - (15,479,980) (2 3,895,706) (14,501,245) Income related to recovery of credits written off as loss - 2,533,710 4,069,806 4,133,474 Gross income related to financial operations - 19,662,138 47,563,320 47,715,486 Other operating revenues(expenses) - (10,615,678) (18,191,713) (16,171,139) Banking service fees 10e 14,321,217 27,122,794 25,779,598 Income related to bank charges 10f 6 ,945,766 13,445,197 1 2,620,870 Result from insurance, pension plan and capitalization operations 8c 1,838,430 3 ,578,893 3,475,168 Personnel expenses 10g (14,965,746) (2 6,958,808) (23,938,900) Other administrative expenses 10h (10,045,953) (1 9,886,979) (19,849,388) Tax expenses 3p and 11a II (3,718,933) (7,501,976) (6,708,065) Equity in earnings of affiliates, joint ventures and other investments 7 99,019 1,407,979 808,691 Other operating revenues 793,791 1 ,499,906 1,844,527 Other operating expenses 10i (6,583,269) (10,898,719) (10,203,640) Operating income - 9,046,460 29,371,607 31,544,347 Non-operating income 2c 2,096,244 2,095,726 246,988 Income before taxes on income and profit sharing - 11,142,704 31,467,333 31,791,335 Income tax and social contribution 3p and 11a I 2,112,510 (4,257,381) (6,234,377) Due on operations for the period - (5 ,475,407) (1 0,125,331) (4,779,876) Related to temporary differences - 7,587,917 5,867,950 (1,454,501) Profit sharing – Management Members - Statutory 14b (190,621) (363,448) (257,918) Non-controlling interests 13f (6 ,567) (2 63,865) (321,618) Net income 13,058,026 26,582,639 24,977,422 Weighted average of the number of outstanding shares 13a 9,740,145,947 9,718,162,444 Net income per share – R$ 2 .73 2 .57 Book value per share - R$ (outstanding at 12/31) 13.54 1 3.55 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 58

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2019	01/01 to 12/31/2019	01/01 to 12/31/2018
Adjusted net income		**31,231,079**	**62,195,693**	**66,744,113**
Net income		13,058,026	26,582,639	24,977,422
Adjustments to net income:		18,173,053	35,613,054	41,766,691
Share-based payment		263,173	(140,930)	(97,705)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		(167,033)	972,222	624,923
Effects of changes in exchange rates on cash and cash equivalents		(1,261,714)	(54,116)	(990,058)
Provision for loan losses	6c	15,479,980	23,895,706	14,501,245
Interest and foreign exchange income related to operations with subordinated debt		3,286,672	4,433,462	8,758,417
Change in technical provisions for insurance, pension plan and capitalization	8c	8,301,941	15,051,644	19,644,609
Depreciation and amortization		2,308,387	4,530,139	4,335,704
Expense from update / charges on the provision for civil, labor, tax claims and legal obligations	9b	1,341,689	1,926,439	1,038,174
Provision for civil, labor, tax claims and legal obligations	9b	4,285,894	5,131,951	2,463,960
Interest income related to escrow deposits	9b	(418,273)	(519,481)	(198,977)
Deferred taxes (excluding hedge tax effects)		(4,945,162)	(3,368,795)	9,466,377
Equity in earnings of affiliates, joint ventures and other investments		(799,019)	(1,407,979)	(808,691)
Income from foreign exchange and income related to available-for-sale securities		(5,192,341)	(9,053,458)	(12,553,827)
Income from foreign exchange and income related to held-to-maturity securities		(2,250,509)	(3,365,052)	(4,462,155)
Income from sale of available-for-sale financial assets		(387,799)	(1,026,592)	(197,132)
Income from sale of investments, assets held for sale and fixed assets		(37,526)	9,766	(64,195)
Income from non-controlling interests	13f	6,567	263,865	321,618
Other	2c	(1,641,874)	(1,665,737)	(15,597)
Change in assets and liabilities		**14,802,047**	**(35,349,814)**	**(15,882,830)**
(Increase) / decrease in assets		**(12,146,152)**	**(56,742,679)**	**(91,431,111)**
Interbank investments		58,132,512	40,426,337	(22,235,131)
Securities and derivative financial instruments (assets / liabilities)		(15,244,424)	(11,038,388)	(11,633,601)
Compulsory deposits with the Central Bank of Brazil		603,316	2,900,125	4,688,699
Interbank and interbranch accounts (assets / liabilities)		(2,423,716)	1,694,265	3,064,330
Loan, lease and other credit operations		(38,858,465)	(69,056,780)	(56,279,427)
Other receivables and other assets		(14,355,375)	(21,668,238)	(9,035,981)
(Decrease) / increase in liabilities		**26,948,199**	**21,392,865**	**75,548,281**
Deposits		43,801,267	43,635,979	60,486,470
Deposits received under securities repurchase agreements		(46,704,962)	(73,398,293)	19,326,456
Funds for issuance of securities		18,232,314	32,002,578	3,984,898
Borrowing and onlending		3,604,377	8,445,404	4,506,152
Technical provision for insurance, pension plan and capitalization		406,243	2,105,582	6,911
Other liabilities		10,904,844	14,789,654	(9,074,936)
Deferred income		92,201	72,775	191,516
Payment of income tax and social contribution		(3,388,085)	(6,260,814)	(3,879,186)
Net cash provided by / (used in) operating activities		**46,033,126**	**26,845,879**	**50,861,283**
Dividends / Interest on capital received from associates and joint ventures		376,920	838,347	671,698
Funds received from sale of available-for-sale securities		(774,484)	10,095,856	15,079,268
Funds received from redemption of held-to-maturity securities		4,862,794	8,085,243	14,991,244
(Purchase) / Disposal of Assets held for sale		377,054	533,100	292,543
Disposal of investments		7,948	89,120	291,851
Sale of fixed assets		114,418	177,053	178,548
Termination of intangible asset agreements		9,051	64,122	35,098
(Purchase) of available-for-sale securities		(40,602,686)	(59,371,759)	(9,464,682)
(Purchase) of held-to-maturity securities		(127,816)	(201,096)	(2,463,484)
(Purchase) of investments		(409,387)	(419,260)	(7,351,611)
(Purchase) of fixed assets	12b I	(851,195)	(1,621,797)	(1,481,994)
(Purchase) of intangible assets	12b II	(1,492,864)	(2,691,650)	(1,436,411)
Net cash provided by / (used in) investing activities		**(38,510,247)**	**(44,422,721)**	**9,342,068**
Subordinated debt obligations raisings		5,498,200	8,548,200	2,906,100
Subordinated debt obligations redemptions		(1,290,995)	(2,832,621)	(15,047,668)
Change in non-controlling interests		(1,660,420)	(1,543,194)	188,393
Income from delivery of treasury shares		53,282	742,489	1,186,114
Purchase of treasury shares	13a	-	-	(510,308)
Dividends and interest on capital paid to non-controlling interests		(981)	(227,169)	(156,683)
Dividends and interest on capital paid		(8,544,494)	(25,915,049)	(20,092,750)
Net cash provided by / (used in) financing activities		**(5,945,408)**	**(21,227,344)**	**(31,526,802)**
Net increase / (decrease) in cash and cash equivalents		**1,577,471**	**(38,804,186)**	**28,676,549**
Cash and cash equivalents at the beginning of the period		59,312,705	100,901,960	71,235,353
Effects of changes in exchange rates on cash and cash equivalents		1,261,714	54,116	990,058
Cash and cash equivalents at the end of the period	3a	62,151,890	62,151,890	100,901,960
Cash			30,366,518	37,158,576
Interbank deposits			4,559,387	19,179,787
Securities purchased under agreements to resell - Collateral held			27,225,985	44,563,597

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 59

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income 86,655,355 175,370,641 1 75,181,485 Financial operations 73,606,177 1 47,454,025 1 41,582,105 Banking services 10e and f 2 1,266,983 4 0,567,991 38,400,468 Result from insurance, pension plan and capitalization operations 1,838,430 3,578,893 3,475,168 Result from loan losses 6 (1 2,946,270) (19,825,900) (10,367,771) Other 2 ,890,035 3,595,632 2,091,515 Expenses (4 7,581,038) (90,963,524) (9 3,702,488) Financial operations (40,997,769) (8 0,064,805) (8 3,498,848) Other (6,583,269) (1 0,898,719) (10,203,640) Inputs purchased from third parties (7 ,896,827) (1 5,634,286) (15,626,624) Materials, energy and others 10h (160,221) (329,632) (3 28,206) Third-party services 10h (2 ,460,431) (4,705,443) (4 ,542,047) Other (5,276,175) (1 0,599,211) (1 0,756,371) Data processing and telecommunications 10h (2 ,125,961) (4 ,277,821) (4,273,437) Advertising, promotions and publication 10h (558,953) (1 ,178,502) (1,316,982) Installations (9 47,699) (1 ,872,841) (1 ,770,721) Transportation 10h (183,243) (364,011) (3 50,466) Security 10h (361,871) (7 43,719) (754,203) Travel expenses 10h (1 20,483) (2 40,194) (231,913) Other (9 77,965) (1,922,123) (2,058,649) Gross added value 31,177,490 6 8,772,831 6 5,852,373 Depreciation and amortization 10h (1 ,465,263) (2 ,847,861) (2,697,196) Net added value produced by the company 29,712,227 6 5,924,970 6 3,155,177 Added value received through transfer - Results of equity method 799,019 1,407,979 8 08,691 Total added value to be distributed 3 0,511,246 67,332,949 6 3,963,868 Distribution of added value 30,511,246 6 7,332,949 6 3,963,868 Personnel 13,983,572 24,866,847 36.9% 21,625,556 33.8% Compensation 10,748,133 1 9,111,834 28.4% 16,666,948 26.1% Benefits 2,497,474 4 ,526,911 6.7% 4 ,051,385 6.3% FGTS – government severance pay fund 7 37,965 1,228,102 1.8% 9 07,223 1.4% Taxes, fees and contributions 2,779,218 14,214,766 21.1% 1 5,513,704 24.3% Federal 1 ,923,528 12,641,123 18.8% 14,076,777 22.0% State 18 35 0.0% 28 0.0% Municipal 855,672 1 ,573,608 2.3% 1 ,436,899 2.2% Return on third parties’ capital - Rent 683,863 1 ,404,832 2.1% 1,525,568 2.4% Return on capital 13,064,593 26,846,504 39.9% 25,299,040 39.6% Dividends and interest on capital 1 1,054,408 19,597,199 29.1% 2 0,848,119 32.6% Retained earnings / (loss) attributable to controlling shareholders 2,003,618 6,985,440 10.4% 4 ,129,303 6.5% Retained earnings / (loss) attributable to non-controlling shareholders 6 ,567 263,865 0.4% 3 21,618 0.5% The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 60 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income 86,655,355 175,370,641 1 75,181,485 Financial operations 73,606,177 1 47,454,025 1 41,582,105 Banking services 10e and f 2 1,266,983 4 0,567,991 38,400,468 Result from insurance, pension plan and capitalization operations 1,838,430 3,578,893 3,475,168 Result from loan losses 6 (1 2,946,270) (19,825,900) (10,367,771) Other 2 ,890,035 3,595,632 2,091,515 Expenses (4 7,581,038) (90,963,524) (9 3,702,488) Financial operations (40,997,769) (8 0,064,805) (8 3,498,848) Other (6,583,269) (1 0,898,719) (10,203,640) Inputs purchased from third parties (7 ,896,827) (1 5,634,286) (15,626,624) Materials, energy and others 10h (160,221) (329,632) (3 28,206) Third-party services 10h (2 ,460,431) (4,705,443) (4 ,542,047) Other (5,276,175) (1 0,599,211) (1 0,756,371) Data processing and telecommunications 10h (2 ,125,961) (4 ,277,821) (4,273,437) Advertising, promotions and publication 10h (558,953) (1 ,178,502) (1,316,982) Installations (9 47,699) (1 ,872,841) (1 ,770,721) Transportation 10h (183,243) (364,011) (3 50,466) Security 10h (361,871) (7 43,719) (754,203) Travel expenses 10h (1 20,483) (2 40,194) (231,913) Other (9 77,965) (1,922,123) (2,058,649) Gross added value 31,177,490 6 8,772,831 6 5,852,373 Depreciation and amortization 10h (1 ,465,263) (2 ,847,861) (2,697,196) Net added value produced by the company 29,712,227 6 5,924,970 6 3,155,177 Added value received through transfer - Results of equity method 799,019 1,407,979 8 08,691 Total added value to be distributed 3 0,511,246 67,332,949 6 3,963,868 Distribution of added value 30,511,246 6 7,332,949 6 3,963,868 Personnel 13,983,572 24,866,847 36.9% 21,625,556 33.8% Compensation 10,748,133 1 9,111,834 28.4% 16,666,948 26.1% Benefits 2,497,474 4 ,526,911 6.7% 4 ,051,385 6.3% FGTS – government severance pay fund 7 37,965 1,228,102 1.8% 9 07,223 1.4% Taxes, fees and contributions 2,779,218 14,214,766 21.1% 1 5,513,704 24.3% Federal 1 ,923,528 12,641,123 18.8% 14,076,777 22.0% State 18 35 0.0% 28 0.0% Municipal 855,672 1 ,573,608 2.3% 1 ,436,899 2.2% Return on third parties’ capital - Rent 683,863 1 ,404,832 2.1% 1,525,568 2.4% Return on capital 13,064,593 26,846,504 39.9% 25,299,040 39.6% Dividends and interest on capital 1 1,054,408 19,597,199 29.1% 2 0,848,119 32.6% Retained earnings / (loss) attributable to controlling shareholders 2,003,618 6,985,440 10.4% 4 ,129,303 6.5% Retained earnings / (loss) attributable to non-controlling shareholders 6 ,567 263,865 0.4% 3 21,618 0.5% The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 60

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

Assets	Note	12/31/2019	12/31/2018
Current assets		**26,470,174**	**18,694,776**
Cash		**11,905**	**3,385,457**
Interbank investments	3b and 4	**12,194,097**	**261,322**
Money market		6,723,949	261,322
Interbank deposits		5,470,148	-
Securities and derivative financial instruments	3c, 3d and 5	**8,781,646**	**11,032,456**
Own portfolio		8,781,646	10,978,165
Derivative financial instruments		-	54,291
Other receivables		**5,459,296**	**3,993,236**
Income receivable		3,563,549	1,766,436
Deferred tax assets	11b I	111,875	255,989
Deposits in guarantee for contingent, provisions and legal obrigations		158	103
Sundry		1,783,714	1,970,708
Other assets – Prepaid expenses	3g	**23,230**	**22,305**
Long term receivables		**42,104,829**	**69,206,138**
Interbank investments – Interbank deposits	3b and 4	**38,886,704**	**64,982,549**
Securities and derivative financial instruments	3c, 3d and 5	**5,751**	**1,742,810**
Own portfolio		-	1,362
Derivative Financial Instruments		5,751	1,741,448
Other receivables		**3,212,374**	**2,480,779**
Deferred tax assets	11b I	192,309	366,123
Deposits in guarantee for contingent, provisions and legal obligations		62,636	16,432
Sundry		2,957,429	2,098,224
Permanent assets		**113,772,161**	**110,285,623**
Investments - Investments in subsidiaries	3h and 12a	**113,771,977**	**110,285,386**
Real estate in use	3i	**184**	**237**
Total assets		**182,347,164**	**198,186,537**

Liabilities and stockholders' equity			
Current liabilities		**5,096,004**	**18,331,596**
Deposits	3b and 7b	**-**	**17,682,252**
Demand deposits		-	13,629,097
Interbank deposits		-	4,053,155
Funds from acceptances and issuance of securities	3b and 7d	**-**	**1,764**
Derivative financial instruments	3d and 5f	**-**	**13,588**
Other liabilities		**5,096,004**	**633,992**
Social and statutory		803,074	473,762
Tax and social security obligations	3n, 3p and 11c	185,352	151,072
Subordinated debt	7f	4,082,191	-
Sundry		25,387	9,158
Long term liabilities		**45,006,933**	**47,991,860**
Deposits - Interbank deposits	3b and 7b	**-**	**9,314,927**
Funds from acceptances and issuance of securities	3b and 7d	**-**	**4,853**
Derivative financial instruments	3d and 5f	**-**	**32,553**
Other liabilities		**45,006,933**	**38,639,527**
Tax and social security obligations	3n, 3p and 11c	221,338	19,006
Subordinated debt	7f	27,878,188	30,709,688
Provisions civil and labor		255,240	199,662
Debt instruments eligible as capital	7f	16,652,167	7,701,570
Sundry		-	9,601
Stockholders' equity	13	**132,244,227**	**131,863,081**
Capital		97,148,000	97,148,000
Capital reserves		1,979,021	1,923,056
Revenue reserves		34,846,490	35,379,671
Equity valuation adjustment	3c and 3d	(455,188)	(767,956)
(Treasury shares)		(1,274,096)	(1,819,690)
Total liabilities and stockholders' equity		**182,347,164**	**198,186,537**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income related to financial operations 1,734,662 4 ,123,226 8,697,395 Securities and derivative financial instruments 0 1,734,662 4,123,226 8 ,697,395 Expenses related to financial operations 0 (1,240,491) (2,334,497) (6,540,289) Money market (1 ,240,491) (2,334,497) (6 ,540,289) Gross income related to financial operations 4 94,171 1,788,729 2 ,157,106 Other operating revenues (expenses) 0 13,251,615 25,188,148 19,120,362 Personnel expenses 0 (6 8,391) (135,787) (1 34,533) Other administrative expenses 0 (66,189) (138,455) (112,881) Tax expenses 11a II (1 33,227) (3 36,416) (3 17,708) Equity in earnings of subsidiaries 12a 13,570,306 25,864,374 19,683,607 Other operating revenues (expenses) 0 (50,884) (65,568) 1,877 Operating income 0 1 3,745,786 2 6,976,877 21,277,468 Non-operating income 0 (1) (1) 1 8,851 Income before taxes on income and profit sharing 0 1 3,745,785 26,976,876 2 1,296,319 Income tax and social contribution 3p (525,444) (238,571) 658,599 Due on operations for the period 505,680 2 28,001 380,576 Related to temporary differences (1,031,124) (466,572) 2 78,023 Profit sharing – Management Members - Statutory (1 3,444) (2 6,625) (9,530) Net income 1 3,206,897 2 6,711,680 2 1,945,388 Weighted average of the number of outstanding shares 13a 9,740,145,947 9,718,162,444 Net income per share – R$ 2.74 2.26 Book value per share - R$ (outstanding at 12/31) 13.57 13.57 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 62 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2019 12/31/2019 12/31/2018 Income related to financial operations 1,734,662 4 ,123,226 8,697,395 Securities and derivative financial instruments 0 1,734,662 4,123,226 8 ,697,395 Expenses related to financial operations 0 (1,240,491) (2,334,497) (6,540,289) Money market (1 ,240,491) (2,334,497) (6 ,540,289) Gross income related to financial operations 4 94,171 1,788,729 2 ,157,106 Other operating revenues (expenses) 0 13,251,615 25,188,148 19,120,362 Personnel expenses 0 (6 8,391) (135,787) (1 34,533) Other administrative expenses 0 (66,189) (138,455) (112,881) Tax expenses 11a II (1 33,227) (3 36,416) (3 17,708) Equity in earnings of subsidiaries 12a 13,570,306 25,864,374 19,683,607 Other operating revenues (expenses) 0 (50,884) (65,568) 1,877 Operating income 0 1 3,745,786 2 6,976,877 21,277,468 Non-operating income 0 (1) (1) 1 8,851 Income before taxes on income and profit sharing 0 1 3,745,785 26,976,876 2 1,296,319 Income tax and social contribution 3p (525,444) (238,571) 658,599 Due on operations for the period 505,680 2 28,001 380,576 Related to temporary differences (1,031,124) (466,572) 2 78,023 Profit sharing – Management Members - Statutory (1 3,444) (2 6,625) (9,530) Net income 1 3,206,897 2 6,711,680 2 1,945,388 Weighted average of the number of outstanding shares 13a 9,740,145,947 9,718,162,444 Net income per share – R$ 2.74 2.26 Book value per share - R$ (outstanding at 12/31) 13.57 13.57 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Equity valuation Capital Retained (Treasury Capital Revenue reserves adjustment (note Total reserves earnings shares) 13e) Balance at 07/01/2019 9 7,148,000 1 ,713,439 2 8,206,603 44,543 - (1,324,969) 125,787,616 Result of delivery of treasure shares - 2 ,409 - - - 50,873 5 3,282 Recognition of stock-based payment plans - 2 63,173 - - - - 263,173 Unclaimed dividends and Interest on capital - - - - 12,026 - 1 2,026 Equity valuation adjustment: Change in adjustment to market value - - - 7 8,112 - - 7 8,112 Remeasurements in liabilities of post-employment benefits - - - (274,268) - - (274,268) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (303,575) - - (303,575) Net income - - - - 1 3,206,897 - 1 3,206,897 Appropriations: Legal reserve - - 660,345 - (660,345) - - Statutory reserves - - 1 ,504,170 - (1,504,170) - - Dividends and interest on capital - - 4 ,475,372 - (11,054,408) - (6,579,036) Balance at 12/31/2019 9 7,148,000 1 ,979,021 34,846,490 (455,188) - (1,274,096) 1 32,244,227 Changes in the period - 265,582 6 ,639,887 (499,731) - 5 0,873 6,456,611 Balance at 01/01/2018 97,148,000 1,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4,491 - 4,491 Equity valuation adjustment: Change in adjustment to market value - - - 33,626 - - 3 3,626 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 801,534 - - 801,534 Net income - - - - 2 1,945,388 - 21,945,388 Appropriations: Legal reserve - - 1,097,269 - (1,097,269) - - Statutory reserves - - 4,491 - (4,491) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 1 89,445 1,573,247 6 69,372 - 923,077 3,355,141 Balance at 01/01/2019 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 51,478 - - - 5 45,594 897,072 Recognition of stock-based payment plans - (295,513) - - - - (295,513) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 41,873 - 41,873 Equity valuation adjustment: Change in adjustment to market value - - - 1,267,363 - - 1,267,363 Remeasurements in liabilities of post-employment benefits - - - (337,961) - - (337,961) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (616,634) - - (616,634) Net income - - - - 26,711,680 - 26,711,680 Appropriations: Legal reserve - - 1,335,584 - (1,335,584) - - Statutory reserves - - 5,820,770 - (5,820,770) - - Dividends - - 9 ,810,778 - (19,597,199) - (9,786,421) Balance at 12/31/2019 97,148,000 1,979,021 3 4,846,490 (455,188) - (1,274,096) 132,244,227 Changes in the period - 5 5,965 (533,181) 3 12,768 - 545,594 3 81,146 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 63 ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Equity valuation Capital Retained (Treasury Capital Revenue reserves adjustment (note Total reserves earnings shares) 13e) Balance at 07/01/2019 9 7,148,000 1 ,713,439 2 8,206,603 44,543 - (1,324,969) 125,787,616 Result of delivery of treasure shares - 2 ,409 - - - 50,873 5 3,282 Recognition of stock-based payment plans - 2 63,173 - - - - 263,173 Unclaimed dividends and Interest on capital - - - - 12,026 - 1 2,026 Equity valuation adjustment: Change in adjustment to market value - - - 7 8,112 - - 7 8,112 Remeasurements in liabilities of post-employment benefits - - - (274,268) - - (274,268) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (303,575) - - (303,575) Net income - - - - 1 3,206,897 - 1 3,206,897 Appropriations: Legal reserve - - 660,345 - (660,345) - - Statutory reserves - - 1 ,504,170 - (1,504,170) - - Dividends and interest on capital - - 4 ,475,372 - (11,054,408) - (6,579,036) Balance at 12/31/2019 9 7,148,000 1 ,979,021 34,846,490 (455,188) - (1,274,096) 1 32,244,227 Changes in the period - 265,582 6 ,639,887 (499,731) - 5 0,873 6,456,611 Balance at 01/01/2018 97,148,000 1,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4,491 - 4,491 Equity valuation adjustment: Change in adjustment to market value - - - 33,626 - - 3 3,626 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 801,534 - - 801,534 Net income - - - - 2 1,945,388 - 21,945,388 Appropriations: Legal reserve - - 1,097,269 - (1,097,269) - - Statutory reserves - - 4,491 - (4,491) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 1 89,445 1,573,247 6 69,372 - 923,077 3,355,141 Balance at 01/01/2019 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 51,478 - - - 5 45,594 897,072 Recognition of stock-based payment plans - (295,513) - - - - (295,513) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 41,873 - 41,873 Equity valuation adjustment: Change in adjustment to market value - - - 1,267,363 - - 1,267,363 Remeasurements in liabilities of post-employment benefits - - - (337,961) - - (337,961) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (616,634) - - (616,634) Net income - - - - 26,711,680 - 26,711,680 Appropriations: Legal reserve - - 1,335,584 - (1,335,584) - - Statutory reserves - - 5,820,770 - (5,820,770) - - Dividends - - 9 ,810,778 - (19,597,199) - (9,786,421) Balance at 12/31/2019 97,148,000 1,979,021 3 4,846,490 (455,188) - (1,274,096) 132,244,227 Changes in the period - 5 5,965 (533,181) 3 12,768 - 545,594 3 81,146 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2019	01/01 to 12/31/2019	01/01 to 12/31/2018
Adjusted net income		**5,689,369**	**3,388,967**	**12,035,250**
Net income		13,206,897	26,711,680	21,945,388
Adjustments to net income:		(7,517,528)	(23,322,713)	(9,910,138)
Share-based payment		263,173	(140,930)	(97,705)
Interest and foreign exchange expense related to operations with subordinated debt		3,120,463	3,893,238	7,337,349
Deferred taxes		1,031,124	466,572	(278,023)
Equity in earnings of subsidiaries	12a	(13,570,306)	(25,864,374)	(19,683,607)
Amortization of goodwill		22,579	45,158	50,438
Effects of changes in exchange rates on cash and cash equivalents		1,615,410	(1,722,435)	2,761,367
Other		29	58	43
Change in assets and liabilities		**(14,194,647)**	**(3,839,128)**	**19,520,154**
(Increase) / decrease in Interbank investments		(6,428,455)	20,625,697	17,583,717
(Increase) / decrease in securities and derivative financial instruments		(2,067,877)	3,941,728	3,357,903
(Increase) / decrease in other receivables and other assets		(951,276)	(701,075)	(831,196)
Increase / (decrease) in deposits		(4,538,612)	(26,997,179)	4,078,334
Increase / (decrease) in funds for issuance of securities		(1,550)	(6,617)	(3,494,772)
Increase / (decrease) in other liabilities		(206,877)	(688,680)	(1,155,146)
Payment of income tax and social contribution		-	(13,002)	(18,686)
Net cash provided by / (used in) operating activities		**(8,505,278)**	**(450,161)**	**31,555,404**
Dividends and interest on capital received		17,530,422	20,681,316	7,206,360
(Purchase) / disposal sale of investments		-	-	(14,499,991)
(Purchase) / sale of fixed assets		(5)	(5)	(232)
Net cash provided by / (used in) investing activities		**17,530,417**	**20,681,311**	**(7,293,863)**
Subordinated debt obligations raisings		5,498,200	8,548,200	2,906,100
Subordinated debt obligations redemptions		(1,153,938)	(2,240,150)	(2,085,617)
Income from delivery of treasury shares		53,282	742,489	1,186,114
Purchase of treasury shares		-	-	(510,308)
Dividends and interest on capital paid		(8,544,494)	(25,915,049)	(20,092,750)
Net cash provided by / (used in) financing activities		**(4,146,950)**	**(18,864,510)**	**(18,596,461)**
Net increase / (decrease) in cash and cash equivalents		**4,878,189**	**1,366,640**	**5,665,080**
Cash and cash equivalents at the beginning of the period		3,473,075	3,646,779	743,066
Effects of changes in exchange rates on cash and cash equivalents		(1,615,410)	1,722,435	(2,761,367)
Cash and cash equivalents at the end of the period	3a	6,735,854	6,735,854	3,646,779
Cash			11,905	3,385,457
Securities purchased under agreements to resell - Collateral held			6,723,949	261,322

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 64

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	Note	2nd Half of 2019	01/01 to 12/31/2019	01/01 to 12/31/2018
Income		**1,094,133**	**3,951,085**	**9,468,610**
Financial operations		1,734,662	4,123,226	8,697,395
Other		(640,529)	(172,141)	771,215
Expenses		**(1,271,092)**	**(2,379,320)**	**(6,548,710)**
Financial operations		(1,240,491)	(2,334,497)	(6,540,289)
Other		(30,601)	(44,823)	(8,421)
Inputs purchased from third parties		**(65,452)**	**(137,158)**	**(112,094)**
Third-party services		(20,811)	(38,421)	(33,012)
Advertising, promotions and publication		(242)	(30,316)	(22,611)
Expenses for financial system services		(27,702)	(41,855)	(32,742)
Other		(16,697)	(26,566)	(23,729)
Gross added value		**(242,411)**	**1,434,607**	**2,807,806**
Deprecitation and amortization		**(22,607)**	**(45,215)**	**(50,480)**
Net added value produced by the company		**(265,018)**	**1,389,392**	**2,757,326**
Added value received through transfer - Results of equity method	**12a**	**13,570,306**	**25,864,374**	**19,683,607**
Total added value to be distributed		**13,305,288**	**27,253,766**	**22,440,933**
Distribution of added value		**13,305,288**	**27,253,766**	**22,440,933**
Personnel		73,278	130,369	101,982
Compensation		71,288	126,339	97,616
Benefits		1,214	3,090	3,020
FGTS – government severance pay fund		776	940	1,346
Taxes, fees and contributions		24,377	410,421	392,776
Federal		24,376	410,420	392,214
Municipal		1	1	562
Return on third parties' capital - Rent		736	1,296	787
Return on capital		13,206,897	26,711,680	21,945,388
Dividends and interest on capital		11,054,408	19,597,199	20,848,119
Retained earnings for the period		2,152,489	7,114,481	1,097,269

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 65

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 12/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 66 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 12/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 66

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Equity Valuation Adjustment for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 67 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Equity Valuation Adjustment for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 67

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We list below the main companies which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital at		Interest in total capital at	
					12/31/2019	12/31/2018	12/31/2019	12/31/2018
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	33.22%	25.28%	33.22%	25.28%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar;

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 68

c) Business development Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9 million. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an affiliate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 69 c) Business development Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9 million. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an affiliate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 69

Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 million and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 million, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 million (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 million result in the primary subscription. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 70 Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 million and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 million, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 million (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 million result in the primary subscription. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 70

Note 3 – Summary of significant policies practices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 71 Note 3 – Summary of significant policies practices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 71

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations. This heading also covers unearned reinsurance premiums (Note 3m) and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 72 e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations. This heading also covers unearned reinsurance premiums (Note 3m) and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 72

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 12 b II. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from social security contributions, gross revenue from capitalization certificates and the respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 73 The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 12 b II. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from social security contributions, gross revenue from capitalization certificates and the respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 73

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 74 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 74

o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 75 o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 75

Note 4 - Interbank investments

	12/31/2019						12/31/2018	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market – Securities purchased under agreements to resell	**20,911,039**	**175,646,753**	**-**	**162,312**	**196,720,104**	**84.6**	**275,775,167**	**90.5**
Collateral held [(1)]	3,055,621	32,122,592	-	162,312	35,340,525	15.2	50,383,396	16.5
Collateral repledge	13,665,181	128,469,277	-	-	142,134,458	61.1	179,253,972	58.9
Assets received as collateral with right to sell or repledge	5,145,170	1,500,444	-	-	6,645,614	2.9	30,033,603	9.9
Assets received as collateral without right to sell or repledge	8,520,011	126,968,833	-	-	135,488,844	58.2	149,220,369	49.0
Short position	4,190,237	15,054,884	-	-	19,245,121	8.3	46,137,799	15.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**1,065,958**	**-**	**-**	**-**	**1,065,958**	**0.5**	**2,556,545**	**0.8**
Interbank deposits	**23,335,096**	**4,445,522**	**3,289,450**	**3,506,179**	**34,576,247**	**14.9**	**26,414,946**	**8.7**
Total [(2)]	**45,312,093**	**180,092,275**	**3,289,450**	**3,668,491**	**232,362,309**	**100.0**	**304,746,658**	**100.0**
% per maturity date	19.5	77.5	1.4	1.6	100.0			
Total – 12/31/2018	**82,054,198**	**220,167,446**	**1,733,666**	**791,348**	**304,746,658**			
% per maturity date	26.9	72.2	0.6	0.3	100.0			

(1) *Includes R$ 8,543,632 (R$ 5,119,614 at 12/31/2018) related to Money market - Securities purchased under agreements to resell with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil;*

(2) *Includes a securities valuation allowance in the amount of R$ (6,018) (R$ (4,855) at 12/31/2018).*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Securities purchased under agreements to resell – Colateral held falling due in up to 30 days amounting to R$ 6,723,949 (R$ 261,322 at 12/31/2018), Interbank deposits with maturity from 31 to 180 days amounting to R$ 5,470,148 and over 365 days amounting to R$ 38,886,704 (R$ 64,982,549 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 76

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2019											12/31/2018
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
		Results	Stockholders' equity									
Government securities - Brazil	**167,424,566**	**1,171,977**	**3,852,259**	**172,448,802**	**31.6**	**7,890,260**	**1,359,969**	**1,529,139**	**12,431,731**	**30,809,072**	**118,428,631**	**153,725,560**
Financial treasury bills	32,343,367	1,713	1	32,345,081	5.9	-	1,198,134	-	633,578	8,686,176	21,827,193	25,878,781
National treasury bills	40,318,546	32,712	(1,613)	40,349,645	7.4	7,856,376	-	1,426,682	8,290,161	9,357,891	13,418,535	30,488,606
National treasury notes	61,008,180	1,054,900	3,136,979	65,200,059	12.0	9,621	151,368	44,515	2,575,613	6,991,237	55,427,705	62,282,262
National treasury / securitization	153,639	(229)	38,418	191,828	0.0	-	15	-	69	63	191,681	203,138
Brazilian external debt bonds	33,600,834	82,881	678,474	34,362,189	6.3	24,263	10,452	57,942	932,310	5,773,705	27,563,517	34,872,773
Government securities - abroad	**39,405,482**	**(20,168)**	**(274,698)**	**39,110,616**	**7.2**	**1,348,116**	**3,333,260**	**5,520,009**	**8,108,455**	**12,453,171**	**8,347,605**	**27,479,856**
Germany	22,782	-	15	22,797	0.0	-	-	-	22,797	-	-	22,469
Argentina	348,513	(31,435)	-	317,078	0.1	164,280	30,483	43,885	55,685	8,656	14,089	1,129,339
Chile	12,226,962	1,330	91,985	12,320,277	2.3	92,023	45,401	1,111,475	649,260	4,766,533	5,655,585	8,211,031
Colombia	4,584,373	10,155	26,703	4,621,231	0.8	37,212	267,957	478,345	368,114	1,174,598	2,295,005	6,068,643
Korea	3,427,065	-	-	3,427,065	0.6	-	-	765,071	1,722,280	939,714	-	1,384,861
Spain	4,983,540	-	-	4,983,540	0.9	-	212,280	-	1,519,752	3,251,508	-	2,411,100
United States	2,979,955	101	(2,107)	2,977,949	0.5	-	858,880	604,667	342,420	1,171,982	-	2,754,692
France	-	-	-	-	0.0	-	-	-	-	-	-	890,807
Italy	327,520	-	1,420	328,940	0.1	-	-	-	-	328,940	-	115,262
Mexico	7,820,745	11	(211,642)	7,609,114	1.5	994,943	1,705,464	2,312,060	2,539,147	-	57,500	2,303,834
Paraguay	1,959,651	111	(176,569)	1,783,193	0.3	11,705	111,251	185,414	791,266	500,278	183,279	1,530,925
Peru	8,203	486	-	8,689	0.0	-	-	-	-	-	8,689	-
Uruguay	715,880	(927)	(4,495)	710,458	0.1	47,953	101,544	19,055	97,734	310,962	133,210	652,152
Other	293	-	(8)	285	0.0	-	-	37	-	-	248	4,741
Corporate securities	**88,057,152**	**(588,341)**	**51,310**	**87,520,121**	**16.1**	**12,303,209**	**1,200,846**	**8,332,151**	**6,057,556**	**7,507,348**	**52,119,011**	**64,767,126**
Shares	6,470,876	(584,720)	89,079	5,975,235	1.1	5,975,235	-	-	-	-	-	5,050,399
Rural product note	5,378,485	-	41,663	5,420,148	1.1	93,904	278,983	467,362	776,836	361,464	3,441,599	4,194,997
Bank deposit certificates	2,879,521	(30)	123	2,879,614	0.5	1,351,296	176,469	1,071,130	235,492	45,227	-	1,469,673
Real estate receivables certificates	7,259,824	(14,654)	46,321	7,291,491	1.3	-	-	5,328	28,375	379,101	6,878,687	11,085,926
Fund quotas	**4,223,311**	**7,834**	-	**4,231,145**	**0.8**	**4,231,145**	-	-	-	-	-	**3,378,459**
Credit rights	2,863,216	-	-	2,863,216	0.5	2,863,216	-	-	-	-	-	224,586
Fixed income	1,053,592	(18)	-	1,053,574	0.2	1,053,574	-	-	-	-	-	1,103,568
Variable income	306,503	7,852	-	314,355	0.1	314,355	-	-	-	-	-	2,050,305
Debentures	47,486,129	7,697	(177,232)	47,316,594	8.7	6,391	58,498	5,624,436	1,056,968	4,043,353	36,526,948	28,483,320
Eurobonds and other	5,698,640	(5,799)	49,240	5,742,081	1.1	557,607	388,843	414,035	461,466	1,104,827	2,815,303	6,913,224
Financial bills	2,443,052	(605)	(2,545)	2,439,902	0.4	11,966	237,645	87,483	978,757	817,313	306,738	1,680,498
Promissory notes	5,001,020	-	(7,248)	4,993,772	0.9	30,978	19,799	578,759	2,515,418	743,685	1,105,133	1,069,629
Other	1,216,294	1,936	11,909	1,230,139	0.2	44,687	40,609	83,618	4,244	12,378	1,044,603	1,441,001
PGBL / VGBL fund quotas (1)	**204,530,018**	-	-	**204,530,018**	**37.5**	**204,530,018**	-	-	-	-	-	**188,068,807**
Subtotal - securities	**499,417,218**	**563,468**	**3,628,871**	**503,609,557**	**92.4**	**226,071,603**	**5,894,075**	**15,381,299**	**26,597,742**	**50,769,591**	**178,895,247**	**434,041,349**
Trading securities	303,430,061	563,468	-	303,993,529	55.8	219,504,027	1,679,810	2,065,030	8,573,828	16,729,215	55,441,619	291,911,326
Available-for-sale securities	159,881,298	-	3,628,871	163,510,169	30.0	6,485,677	4,173,656	13,095,072	13,593,921	27,510,789	98,651,054	101,613,764
Held-to-maturity securities (2)	36,105,859	-	-	36,105,859	6.6	81,899	40,609	221,197	4,429,993	6,529,587	24,802,574	40,516,259
Derivative financial instruments	**19,709,866**	**21,966,626**	-	**41,676,492**	**7.6**	**6,942,032**	**5,589,228**	**2,183,597**	**3,049,422**	**5,361,415**	**18,550,798**	**23,471,703**
Total securities and derivative financial instruments (assets)	**519,127,084**	**22,530,094**	**3,628,871**	**545,286,049**	**100.0**	**233,013,635**	**11,483,303**	**17,564,896**	**29,647,164**	**56,131,006**	**197,446,045**	**457,513,052**
Derivative financial instruments (liabilities)	**(24,844,234)**	**(22,970,303)**	-	**(47,814,537)**	**100.0**	**(6,630,227)**	**(7,160,614)**	**(1,939,517)**	**(3,094,147)**	**(9,456,196)**	**(19,533,836)**	**(27,485,012)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to market value in the amount of R$ 3,108,755 (R$ 1,142,303 at 12/31/2018), according to Note 5e.

During the period ended December 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (574,580) of impairment losses of Available-for-Sales Financial Assets (R$ (1,216,210) distributed, R$ (946,741) and R$ (269,469) of Available-for-Sales Financial Assets and Held-to-Maturity Financial Assets, respectively, at December 31, 2018). Transactions with Securities and Derivative Financial Instruments totaled R$ 513,003 (R$ 314,910 at December 31, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 77

b) Summary by portfolio

	12/31/2019							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**83,404,976**	**51,817,236**	**19,626,609**	**1,127,466**	**4,162,706**	**-**	**12,309,809**	**172,448,802**
Financial treasury bills	21,369,762	7,584,068	414,904	568,498	529,518	-	1,878,331	32,345,081
National treasury bills	8,680,048	29,918,366	1,732,624	18,607	-	-	-	40,349,645
National treasury notes	34,437,658	14,314,802	2,030,017	352,916	3,633,188	-	10,431,478	65,200,059
National treasury / Securitization	191,828	-	-	-	-	-	-	191,828
Brazilian external debt bonds	18,725,680	-	15,449,064	187,445	-	-	-	34,362,189
Government securities - abroad	**32,369,615**	**329,324**	**590,137**	**5,654,255**	**-**	**-**	**167,285**	**39,110,616**
Germany	22,797	-	-	-	-	-	-	22,797
Argentina	261,715	2,391	-	52,972	-	-	-	317,078
Chile	11,777,440	326,933	-	48,619	-	-	167,285	12,320,277
Colombia	4,153,020	-	324,809	143,402	-	-	-	4,621,231
Korea	1,880,713	-	-	1,546,352	-	-	-	3,427,065
Spain	2,625,584	-	-	2,357,956	-	-	-	4,983,540
United States	2,602,616	-	-	375,333	-	-	-	2,977,949
Italy	328,940	-	-	-	-	-	-	328,940
Mexico	6,493,888	-	-	1,115,226	-	-	-	7,609,114
Paraguay	1,771,488	-	-	11,705	-	-	-	1,783,193
Peru	8,689	-	-	-	-	-	-	8,689
Uruguay	442,440	-	265,328	2,690	-	-	-	710,458
Other	285	-	-	-	-	-	-	285
Corporate securities	**62,812,709**	**17,561,091**	**-**	**3,882,317**	**-**	**-**	**3,264,004**	**87,520,121**
Shares	5,969,147	-	-	3,156	-	-	2,932	5,975,235
Rural product note	5,420,148	-	-	-	-	-	-	5,420,148
Bank deposit certificates	2,524,343	-	-	536	-	-	354,735	2,879,614
Real estate receivables certificates	7,291,491	-	-	-	-	-	-	7,291,491
Fund quotas	**3,950,777**	**-**	**-**	**126,318**	**-**	**-**	**154,050**	**4,231,145**
Credit rights	2,863,216	-	-	-	-	-	-	2,863,216
Fixed income	773,206	-	-	126,318	-	-	154,050	1,053,574
Variable income	314,355	-	-	-	-	-	-	314,355
Debentures	25,120,298	17,561,091	-	3,729,541	-	-	905,664	47,316,594
Eurobonds and other	5,714,481	-	-	21,932	-	-	5,668	5,742,081
Financial bills	604,119	-	-	834	-	-	1,834,949	2,439,902
Promissory notes	4,993,772	-	-	-	-	-	-	4,993,772
Other	1,224,133	-	-	-	-	-	6,006	1,230,139
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**204,530,018**	**204,530,018**
Subtotal - securities	**178,587,300**	**69,707,651**	**20,216,746**	**10,664,038**	**4,162,706**	**-**	**220,271,116**	**503,609,557**
Trading securities	54,139,238	32,877,748	1,979,824	1,479,553	3,573,098	-	209,944,068	303,993,529
Available-for-sale securities	101,455,793	36,829,903	8,833,143	9,184,485	589,608	-	6,617,237	163,510,169
Held-to-maturity securities	22,992,269	-	9,403,779	-	-	-	3,709,811	36,105,859
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**41,676,492**	**-**	**41,676,492**
Total securities and derivative financial instruments (assets)	**178,587,300**	**69,707,651**	**20,216,746**	**10,664,038**	**4,162,706**	**41,676,492**	**220,271,116**	**545,286,049**
Total securities and derivative financial instruments (assets) – 12/31/2018	**123,194,782**	**60,899,561**	**36,624,944**	**7,747,949**	**3,471,182**	**23,471,703**	**202,102,931**	**457,513,052**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 78

c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 12/31/2019 12/31/2018 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - Brazil 8 2,197,500 1,171,977 83,369,477 27.4 7,080,906 1 ,127,806 1 ,441,812 6 ,950,959 15,260,685 5 1,507,309 90,167,538 Financial treasury bills 3 2,093,548 1 ,713 32,095,261 10.6 - 9 65,971 - 6 33,578 8 ,685,297 2 1,810,415 2 5,643,044 National treasury bills 17,594,815 32,712 1 7,627,527 5.8 7,061,517 - 1 ,397,297 2 ,990,704 2 ,769,185 3 ,408,824 2 3,796,349 National treasury notes 2 8,880,255 1,054,900 29,935,155 9.8 9 ,621 151,368 4 4,515 2,507,323 3,366,119 23,856,209 37,942,897 National treasury / Securitization 422 (22 9) 193 0.0 - 15 - 69 63 46 413 Brazilian external debt bonds 3 ,628,460 82,881 3 ,711,341 1.2 9 ,768 1 0,452 - 8 19,285 440,021 2,431,815 2 ,784,835 Government securities - abroad 1 ,596,838 (20,168) 1 ,576,670 0.6 2 38,244 3 03,016 149,942 2 34,554 2 07,201 4 43,713 1 ,949,330 Argentina 3 48,513 (31,435) 3 17,078 0.2 164,280 3 0,483 4 3,885 55,685 8 ,656 14,089 1,129,111 Chile 4 86,995 1,330 488,325 0.2 52,338 1 1,922 4 4,809 2 3,849 9 4,809 2 60,598 258,772 Colombia 3 99,144 10,155 4 09,299 0.1 - 255,767 4 2,193 4 ,006 1 6,719 90,614 207,625 United States 1 41,319 101 141,420 0.0 - - - 141,420 - - 1 16,765 Mexico 5 7,489 11 57,500 0.0 - - - - - 57,500 119,423 Paraguay 2 ,169 111 2,280 0.0 - - - - - 2,280 1 ,210 Peru 8,203 486 8,689 0.0 - - - - - 8 ,689 - Uruguay 1 52,995 (92 7) 1 52,068 0.1 2 1,626 4 ,844 19,055 9 ,594 87,017 9,932 111,940 Other 11 - 11 0.0 - - - - - 11 4,484 Corporate securities 1 5,105,705 (588,341) 14,517,364 4.7 7,654,859 2 48,988 4 73,276 1 ,388,315 1,261,329 3 ,490,597 1 1,725,651 Shares 3,883,628 (58 4,720) 3 ,298,908 1.1 3 ,298,908 - - - - - 3,947,091 Bank deposit certificates 4 54,057 (30) 4 54,027 0.1 4 3,110 4,598 2 90,549 1 15,770 - - 2 75,884 Real estate receivables certificates 410,937 (14,654) 3 96,283 0.1 - - - - 298 395,985 14,052 Fund quotas 3 ,991,769 7 ,834 3,999,603 1.3 3 ,999,603 - - - - - 3,054,699 Credit rights 2 ,863,216 - 2,863,216 0.9 2,863,216 - - - - - 2 24,586 Fixed income 8 22,050 (18) 822,032 0.3 822,032 - - - - - 779,808 Variable income 306,503 7 ,852 314,355 0.1 3 14,355 - - - - - 2,050,305 Debentures 2 ,063,634 7,697 2 ,071,331 0.7 3,389 6,745 25,323 69,778 5 00,325 1 ,465,771 1,636,876 Eurobonds and other 2 ,087,503 (5,799) 2,081,704 0.7 2 97,883 - 6 7,365 253,078 238,009 1 ,225,369 1,198,763 Financial bills 2,101,665 (605) 2,101,060 0.7 11,966 237,645 87,483 945,445 5 11,783 306,738 1,535,097 Other 1 12,512 1 ,936 1 14,448 0.0 - - 2 ,556 4,244 10,914 9 6,734 63,189 PGBL / VGBL fund quotas 2 04,530,018 - 204,530,018 67.3 2 04,530,018 - - - - - 188,068,807 Total 3 03,430,061 563,468 303,993,529 100.0 2 19,504,027 1,679,810 2,065,030 8,573,828 1 6,729,215 5 5,441,619 2 91,911,326 % per maturity date 72.2 0.6 0.7 2.8 5.5 18.2 Total – 12/31/2018 290,921,086 990,240 291,911,326 100.0 197,829,192 1,163,497 6,797,529 2,627,317 12,916,960 70,576,831 % per maturity date 67.8 0.4 2.3 0.9 4.4 24.2 As of December 31, 2019, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 8,781,646 with maturity over 365 days (R$ 6,944,520 in National Treasury Notes and R$ 4,033,645 in National Treasury Bills at December 31, 2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 79 c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 12/31/2019 12/31/2018 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - Brazil 8 2,197,500 1,171,977 83,369,477 27.4 7,080,906 1 ,127,806 1 ,441,812 6 ,950,959 15,260,685 5 1,507,309 90,167,538 Financial treasury bills 3 2,093,548 1 ,713 32,095,261 10.6 - 9 65,971 - 6 33,578 8 ,685,297 2 1,810,415 2 5,643,044 National treasury bills 17,594,815 32,712 1 7,627,527 5.8 7,061,517 - 1 ,397,297 2 ,990,704 2 ,769,185 3 ,408,824 2 3,796,349 National treasury notes 2 8,880,255 1,054,900 29,935,155 9.8 9 ,621 151,368 4 4,515 2,507,323 3,366,119 23,856,209 37,942,897 National treasury / Securitization 422 (22 9) 193 0.0 - 15 - 69 63 46 413 Brazilian external debt bonds 3 ,628,460 82,881 3 ,711,341 1.2 9 ,768 1 0,452 - 8 19,285 440,021 2,431,815 2 ,784,835 Government securities - abroad 1 ,596,838 (20,168) 1 ,576,670 0.6 2 38,244 3 03,016 149,942 2 34,554 2 07,201 4 43,713 1 ,949,330 Argentina 3 48,513 (31,435) 3 17,078 0.2 164,280 3 0,483 4 3,885 55,685 8 ,656 14,089 1,129,111 Chile 4 86,995 1,330 488,325 0.2 52,338 1 1,922 4 4,809 2 3,849 9 4,809 2 60,598 258,772 Colombia 3 99,144 10,155 4 09,299 0.1 - 255,767 4 2,193 4 ,006 1 6,719 90,614 207,625 United States 1 41,319 101 141,420 0.0 - - - 141,420 - - 1 16,765 Mexico 5 7,489 11 57,500 0.0 - - - - - 57,500 119,423 Paraguay 2 ,169 111 2,280 0.0 - - - - - 2,280 1 ,210 Peru 8,203 486 8,689 0.0 - - - - - 8 ,689 - Uruguay 1 52,995 (92 7) 1 52,068 0.1 2 1,626 4 ,844 19,055 9 ,594 87,017 9,932 111,940 Other 11 - 11 0.0 - - - - - 11 4,484 Corporate securities 1 5,105,705 (588,341) 14,517,364 4.7 7,654,859 2 48,988 4 73,276 1 ,388,315 1,261,329 3 ,490,597 1 1,725,651 Shares 3,883,628 (58 4,720) 3 ,298,908 1.1 3 ,298,908 - - - - - 3,947,091 Bank deposit certificates 4 54,057 (30) 4 54,027 0.1 4 3,110 4,598 2 90,549 1 15,770 - - 2 75,884 Real estate receivables certificates 410,937 (14,654) 3 96,283 0.1 - - - - 298 395,985 14,052 Fund quotas 3 ,991,769 7 ,834 3,999,603 1.3 3 ,999,603 - - - - - 3,054,699 Credit rights 2 ,863,216 - 2,863,216 0.9 2,863,216 - - - - - 2 24,586 Fixed income 8 22,050 (18) 822,032 0.3 822,032 - - - - - 779,808 Variable income 306,503 7 ,852 314,355 0.1 3 14,355 - - - - - 2,050,305 Debentures 2 ,063,634 7,697 2 ,071,331 0.7 3,389 6,745 25,323 69,778 5 00,325 1 ,465,771 1,636,876 Eurobonds and other 2 ,087,503 (5,799) 2,081,704 0.7 2 97,883 - 6 7,365 253,078 238,009 1 ,225,369 1,198,763 Financial bills 2,101,665 (605) 2,101,060 0.7 11,966 237,645 87,483 945,445 5 11,783 306,738 1,535,097 Other 1 12,512 1 ,936 1 14,448 0.0 - - 2 ,556 4,244 10,914 9 6,734 63,189 PGBL / VGBL fund quotas 2 04,530,018 - 204,530,018 67.3 2 04,530,018 - - - - - 188,068,807 Total 3 03,430,061 563,468 303,993,529 100.0 2 19,504,027 1,679,810 2,065,030 8,573,828 1 6,729,215 5 5,441,619 2 91,911,326 % per maturity date 72.2 0.6 0.7 2.8 5.5 18.2 Total – 12/31/2018 290,921,086 990,240 291,911,326 100.0 197,829,192 1,163,497 6,797,529 2,627,317 12,916,960 70,576,831 % per maturity date 67.8 0.4 2.3 0.9 4.4 24.2 As of December 31, 2019, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 8,781,646 with maturity over 365 days (R$ 6,944,520 in National Treasury Notes and R$ 4,033,645 in National Treasury Bills at December 31, 2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 79

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - Brazil	**55,297,667**	**3,852,259**	**59,149,926**	**36.2**	**809,354**	**232,163**	**87,327**	**1,241,858**	**9,399,067**	**47,380,157**	**33,758,073**
Financial treasury bills	249,819	1	249,820	0.2	-	232,163	-	-	879	16,778	235,737
National treasury bills	18,518,224	(1,613)	18,516,611	11.3	794,859	-	29,385	1,093,950	6,588,706	10,009,711	2,824,426
National treasury notes	24,958,331	3,136,979	28,095,310	17.2	-	-	-	34,883	1,727,639	26,332,788	17,511,544
National treasury / Securitization	153,217	38,418	191,635	0.1	-	-	-	-	-	191,635	202,725
Brazilian external debt bonds	11,418,076	678,474	12,096,550	7.4	14,495	-	57,942	113,025	1,081,843	10,829,245	12,983,641
Government securities - abroad	**37,458,206**	**(274,698)**	**37,183,508**	**22.6**	**1,072,660**	**3,030,244**	**5,235,260**	**7,711,197**	**12,245,970**	**7,888,177**	**25,159,447**
Germany	22,782	15	22,797	0.0	-	-	-	22,797	-	-	22,469
Argentina	-	-	-	0.0	-	-	-	-	-	-	228
Chile	11,739,967	91,985	11,831,952	7.2	39,685	33,479	1,066,666	625,411	4,671,724	5,394,987	7,952,259
Colombia	3,850,543	26,703	3,877,246	2.4	-	12,190	301,382	201,404	1,157,879	2,204,391	5,505,000
Korea	3,427,065	-	3,427,065	2.1	-	-	765,071	1,722,280	939,714	-	1,384,861
Spain	4,983,540	-	4,983,540	3.0	-	212,280	-	1,519,752	3,251,508	-	2,411,100
United States	2,838,636	(2,107)	2,836,529	1.7	-	858,880	604,667	201,000	1,171,982	-	2,637,927
France	-	-	-	0.0	-	-	-	-	-	-	890,807
Italy	327,520	1,420	328,940	0.2	-	-	-	-	328,940	-	115,262
Mexico	7,763,256	(211,642)	7,551,614	4.6	994,943	1,705,464	2,312,060	2,539,147	-	-	2,184,411
Paraguay	1,957,482	(176,569)	1,780,913	1.1	11,705	111,251	185,414	791,266	500,278	180,999	1,529,715
Uruguay	547,170	(4,495)	542,675	0.3	26,327	96,700	-	88,140	223,945	107,563	525,184
Other	245	(8)	237	0.0	-	-	-	-	-	237	224
Corporate securities	**67,125,425**	**51,310**	**67,176,735**	**41.2**	**4,603,663**	**911,249**	**7,772,485**	**4,640,866**	**5,865,752**	**43,382,720**	**42,696,244**
Shares	2,587,248	89,079	2,676,327	1.6	2,676,327	-	-	-	-	-	1,103,308
Rural product note	5,378,485	41,663	5,420,148	3.3	93,904	278,983	467,362	776,836	361,464	3,441,599	4,194,997
Bank deposit certificate	2,425,464	123	2,425,587	1.5	1,308,186	171,871	780,581	119,722	45,227	-	1,193,789
Real estate receivables certificates	1,197,125	46,321	1,243,446	0.8	-	-	-	-	-	1,243,446	1,419,188
Fund quotas of fixed income	231,542	-	231,542	0.1	231,542	-	-	-	-	-	323,760
Debentures	45,416,057	(177,232)	45,238,825	27.8	3,002	51,753	5,599,113	987,190	3,543,028	35,054,739	26,840,131
Eurobonds and other	3,611,137	49,240	3,660,377	2.2	259,724	388,843	346,670	208,388	866,818	1,589,934	5,712,159
Financial bills	341,387	(2,545)	338,842	0.2	-	-	-	33,312	305,530	-	145,401
Promissory notes	5,001,020	(7,248)	4,993,772	3.1	30,978	19,799	578,759	2,515,418	743,685	1,105,133	1,069,629
Other	935,960	11,909	947,869	0.6	-	-	-	-	-	947,869	693,882
Total	**159,881,298**	**3,628,871**	**163,510,169**	**100.0**	**6,485,677**	**4,173,656**	**13,095,072**	**13,593,921**	**27,510,789**	**98,651,054**	**101,613,764**
% per maturity date					4.0	2.6	8.0	8.3	16.8	60.3	
Total – 12/31/2018	**100,530,751**	**1,083,013**	**101,613,764**	**100.0**	**4,226,723**	**3,046,057**	**7,811,452**	**8,297,325**	**15,632,345**	**62,599,862**	
% per maturity date					4.2	3.0	7.7	8.2	15.4	61.5	

At December 31, 2019, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds and other with maturity over 365 days, with no amount as of that date (R$ 1,362 at December 31,2018)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 80

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 12/31/2019, not considered in results, is an impairment loss of R$ 229,035 (R$ 352,303 at 12/31/2018).

	12/31/2019									12/31/2018	
	Carrying value	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Market value**	**Carrying value**	**Market value**
Government securities - Brazil	**29,929,399**	**82.9**	**-**	**-**	**-**	**4,238,914**	**6,149,320**	**19,541,165**	**32,936,418**	**29,799,949**	**30,873,907**
National treasury bills	4,205,507	11.6	-	-	-	4,205,507	-	-	4,289,456	3,867,831	3,952,265
National treasury notes	7,169,594	19.9	-	-	-	33,407	1,897,479	5,238,708	8,853,670	6,827,821	7,872,130
Brazilian external debt bonds	18,554,298	51.4	-	-	-	-	4,251,841	14,302,457	19,793,292	19,104,297	19,049,512
Government securities - abroad	**350,438**	**0.9**	**37,212**	**-**	**134,807**	**162,704**	**-**	**15,715**	**351,933**	**371,079**	**370,110**
Colombia	334,686	0.9	37,212	-	134,770	162,704	-	-	327,244	356,018	349,105
Uruguay	15,715	-	-	-	-	-	-	15,715	24,688	15,028	21,004
Other	37	-	-	-	37	-	-	-	1	33	1
Corporate securities	**5,826,022**	**16.2**	**44,687**	**40,609**	**86,390**	**28,375**	**380,267**	**5,245,694**	**5,926,263**	**10,345,231**	**10,414,545**
Real estate receivables certificates	5,651,762	15.7	-	-	5,328	28,375	378,803	5,239,256	5,752,002	9,652,686	9,722,000
Debentures	6,438	-	-	-	-	-	-	6,438	6,438	6,313	6,313
Eurobonds and other	-	-	-	-	-	-	-	-	-	2,302	2,302
Other	167,822	0.5	44,687	40,609	81,062	-	1,464	-	167,823	683,930	683,930
Total	**36,105,859**	**100.0**	**81,899**	**40,609**	**221,197**	**4,429,993**	**6,529,587**	**24,802,574**	**39,214,614**	**40,516,259**	**41,658,562**
% per maturity date			0.2	0.1	0.6	12.4	18.1	68.6			
Total – 12/31/2018	**40,516,259**	**100.0**	**117,086**	**101,729**	**671,282**	**1,663,939**	**4,158,767**	**33,803,456**			
% per maturity date			0.3	0.3	1.7	4.1	10.3	83.3			

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 81

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 12,315,374 (R$ 10,106,118 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 18 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 82 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 12,315,374 (R$ 10,106,118 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 18 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 82

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity date.

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Swaps – adjustment receivable	5,565,842	20,890,734	26,456,576	63.5	107,162	1,806,606	563,536	1,667,754	4,463,944	17,847,574	13,092,624
Option agreements	7,819,686	599,208	8,418,894	20.2	4,646,223	1,963,383	353,770	725,814	505,127	224,577	4,292,083
Forwards (onshore)	2,016,419	(4,382)	2,012,037	4.8	933,742	504,481	472,528	86,765	14,521	-	1,754,416
Credit derivatives - financial Institutions	(164,412)	331,645	167,233	0.4	-	152	5,196	3,493	22,653	135,739	118,848
NDF - Non Deliverable Forward	4,239,036	207,470	4,446,506	10.7	1,250,851	1,313,948	787,230	561,445	347,443	185,589	3,711,847
Other Derivative Financial Instruments	233,295	(58,049)	175,246	0.4	4,054	658	1,337	4,151	7,727	157,319	501,885
Total	**19,709,866**	**21,966,626**	**41,676,492**	**100.0**	**6,942,032**	**5,589,228**	**2,183,597**	**3,049,422**	**5,361,415**	**18,550,798**	**23,471,703**
% per maturity date					16.7	13.4	5.2	7.3	12.9	44.5	
Total - 12/31/2018	**15,271,988**	**8,199,715**	**23,471,703**	**100.0**	**3,925,942**	**2,259,589**	**1,780,587**	**2,312,345**	**4,073,765**	**9,119,475**	
% per maturity date					16.7	9.6	7.6	9.9	17.4	38.8	

	12/31/2019										12/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps – adjustment payable	(10,832,492)	(22,093,949)	(32,926,441)	68.9	(326,302)	(2,557,433)	(897,635)	(1,763,314)	(8,348,313)	(19,033,444)	(19,516,106)
Option agreements	(8,371,873)	(659,804)	(9,031,677)	18.9	(3,641,079)	(3,494,111)	(382,676)	(685,117)	(570,276)	(258,418)	(3,925,430)
Forwards (onshore)	(752,710)	(2,121)	(754,831)	1.6	(753,454)	-	-	(1,377)	-	-	(428,709)
Credit derivatives - financial Institutions	(71,392)	31,767	(39,625)	0.1	-	(29)	(262)	(1,078)	(2,690)	(35,566)	(139,847)
NDF - Non Deliverable Forward	(4,790,879)	(180,449)	(4,971,328)	10.4	(1,891,201)	(1,107,989)	(656,560)	(637,350)	(526,047)	(152,181)	(3,383,759)
Other Derivative Financial Instruments	(24,888)	(65,747)	(90,635)	0.1	(18,191)	(1,052)	(2,384)	(5,911)	(8,870)	(54,227)	(91,161)
Total	**(24,844,234)**	**(22,970,303)**	**(47,814,537)**	**100.0**	**(6,630,227)**	**(7,160,614)**	**(1,939,517)**	**(3,094,147)**	**(9,456,196)**	**(19,533,836)**	**(27,485,012)**
% per maturity date					13.9	15.0	4.0	6.5	19.8	40.8	
Total - 12/31/2018	**(18,827,070)**	**(8,657,942)**	**(27,485,012)**	**100.0**	**(3,122,171)**	**(2,252,713)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	
% per maturity date					11.4	8.2	6.6	10.3	20.6	42.9	

The result of derivative financial instruments in the period totals R$ (399,659) (R$ (627,782) at 12/31/2018).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Foreign Currency in asset and liability, with no amount as of that date (R$ 1,726,580 in asset position distributed, R$ 54,291 with maturity from 181 to 365 days and R$ 1,672,288 with maturity over 365 days and R$ (46,141) in liability position distributed, R$ (4,797), R$ (8,791) and R$ (32,553) with maturities from 31 to 180 days, from 181 to 365 and over 365 days, respectively, at 12/31/2018). The market values related to the Derivatives contract positions, involving Shares, in asset position totaled R$ 5,750 (R$ 69,160 at 12/31/2018), with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 83

II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / receivable / (received) value (in results / Market value Notional amount (payable) / paid stockholders' equity) 12/31/2019 12/31/2018 12/31/2019 12/31/2019 12/31/2019 12/31/2018 Futures contracts 664,884,284 586,031,359 - - - - Purchase commitments 325,467,132 268,226,697 - - - - Shares 1,083,664 13,674,773 - - - - Commodities 76,003 193,613 - - - - Interest 301,897,589 243,368,540 - - - - Foreign currency 22,409,876 10,989,771 - - - - Commitments to sell 339,417,152 317,804,662 - - - - Shares 1,163,302 13,964,779 - - - - Commodities 1,049,493 154,714 - - - - Interest 308,824,449 265,218,302 - - - - Foreign currency 28,379,908 38,466,867 - - - - Swaps contracts (5,266,650) (1,203,215) (6,469,865) (6,423,482) Asset position 1,094,378,357 940,843,472 5,565,842 20,890,734 26,456,576 13,092,624 Commodities 574,232 6,000 404 9,048 9,452 359 Interest 1,075,534,404 925,381,182 4,595,892 19,812,340 24,408,232 11,525,903 Foreign currency 18,269,721 15,456,290 969,546 1,069,346 2,038,892 1,566,362 Liability position 1,094,378,357 940,843,472 (10,832,492) (22,093,949) (32,926,441) (19,516,106) Shares 49,401 75,605 (9,343) 770 (8,572) (3,308) Commodities 854,508 619,968 359 (12,646) (12,288) (597) Interest 1,068,660,165 915,079,174 (9,382,852) (21,855,053) (31,237,905) (17,406,305) Foreign currency 24,814,283 25,068,725 (1,440,656) (227,020) (1,667,676) (2,105,896) Option contracts 1,724,464,472 1,264,231,521 (552,187) (60,596) (612,783) 366,653 Purchase commitments - long position 245,802,343 152,840,894 6,152,763 (3,921) 6,148,842 1,903,035 Shares 11,491,775 9,873,111 268,351 516,025 784,376 479,399 Commodities 267,627 320,603 6,634 10,364 16,998 7,100 Interest 188,109,855 100,338,155 415,141 (331,862) 83,279 71,454 Foreign currency 45,933,086 42,309,025 5,462,637 (198,448) 5,264,189 1,345,082 Commitments to sell - long position 626,186,601 495,463,860 1,666,923 603,129 2,270,052 2,389,048 Shares 12,293,778 10,801,593 396,430 (40,904) 355,526 894,365 Commodities 227,643 278,490 4,676 (1,355) 3,321 12,391 Interest 568,441,945 441,673,130 513,178 886,414 1,399,592 887,228 Foreign currency 45,223,235 42,710,647 752,639 (241,026) 511,613 595,064 Purchase commitments - short position 176,984,612 116,005,277 (6,638,920) (21,883) (6,660,803) (1,407,058) Shares 10,593,849 9,716,476 (179,926) (453,703) (633,629) (281,901) Commodities 235,360 316,886 (9,727) (8,199) (17,926) (2,880) Interest 129,646,851 69,934,131 (380,344) 328,522 (51,822) (48,317) Foreign currency 36,508,552 36,037,784 (6,068,923) 111,497 (5,957,426) (1,073,960) Commitments to sell - short position 675,490,916 499,921,490 (1,732,953) (637,921) (2,370,874) (2,518,372) Shares 11,152,192 8,898,497 (269,203) (36,883) (306,086) (748,912) Commodities 484,821 192,190 (10,504) (778) (11,282) (8,121) Interest 621,404,604 448,029,476 (427,832) (888,636) (1,316,468) (1,024,918) Foreign currency 42,449,299 42,801,327 (1,025,414) 288,376 (737,038) (736,421) Forward operations (onshore) 5,134,914 2,342,445 1,263,709 (6,503) 1,257,206 1,325,707 Purchases receivable 668,554 415,830 648,526 (6,837) 641,689 415,339 Shares 488,167 36,359 488,167 (6,942) 481,225 35,989 Interest 160,359 379,471 160,359 105 160,464 379,350 Foreign currency 20,028 - - - - - Purchases payable obligations 659,849 - (160,359) (5) (160,364) (381,490) Shares - - - - - (2,167) Interest - - (160,359) - (160,359) (379,323) Foreign currency 659,849 - - (5) (5) - Sales deliverable 1,653,408 1,307,190 1,367,893 2,455 1,370,348 1,339,077 Shares 785,984 1,307,190 775,542 2,448 777,990 1,293,780 Interest - - 592,351 - 592,351 45,297 Foreign currency 867,424 - - 7 7 - Sales receivable obligations 2,153,103 619,425 (592,351) (2,116) (594,467) (47,219) Shares - 2,171 - - - (2,168) Interest 592,351 44,916 (592,351) (744) (593,095) (45,051) Foreign currency 1,560,752 572,338 - (1,372) (1,372) - Credit derivatives 12,739,114 8,323,579 (235,804) 363,412 127,608 (20,999) Asset position 9,878,708 3,824,800 (164,412) 331,645 167,233 118,848 Shares 2,307,423 1,576,176 (80,912) 214,805 133,893 90,521 Commodities 27,167 - (575) 2,169 1,594 - Interest 7,423,197 2,248,624 (87,391) 114,802 27,411 28,327 Foreign currency 120,921 - 4,466 (131) 4,335 - Liability position 2,860,406 4,498,779 (71,392) 31,767 (39,625) (139,847) Shares 718,734 1,316,231 (28,266) 8,216 (20,050) (69,311) Commodities 2,015 - (86) (24) (110) - Interest 2,139,657 3,182,548 (43,040) 23,575 (19,465) (70,536) NDF - Non Deliverable Forward 295,508,245 225,355,054 (551,843) 27,021 (524,822) 328,088 Asset position 138,772,073 122,494,982 4,239,036 207,470 4,446,506 3,711,847 Commodities 570,008 167,144 33,981 (1,067) 32,914 17,416 Foreign currency 138,202,065 122,327,838 4,205,055 208,537 4,413,592 3,694,431 Liability position 156,736,172 102,860,072 (4,790,879) (180,449) (4,971,328) (3,383,759) Commodities 316,328 96,028 (9,944) (1,063) (11,007) (4,678) Foreign currency 156,419,844 102,764,044 (4,780,935) (179,386) (4,960,321) (3,379,081) Other derivative financial instruments 6,783,092 5,502,654 208,407 (123,796) 84,611 410,724 Asset position 5,540,917 4,425,622 233,295 (58,049) 175,246 501,885 Shares 83,531 346,718 1,130 1,101 2,231 11,911 Interest 5,456,177 4,073,906 232,247 (63,538) 168,709 277,986 Foreign currency 1,209 4,998 (82) 4,388 4,306 211,988 Liability position 1,242,175 1,077,032 (24,888) (65,747) (90,635) (91,161) Shares 784,083 910,848 (13,094) (40,827) (53,921) (57,856) Interest 457,608 158,434 (11,663) (6,737) (18,400) (22,607) Foreign currency 484 7,750 (131) (18,183) (18,314) (10,698) Asset 19,709,866 21,966,626 41,676,492 23,471,703 Liability (24,844,234) (22,970,303) (47,814,537) (27,485,012) Total (5,134,368) (1,003,677) (6,138,045) (4,013,309) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 days 12/31/2019 12/31/2018 Futures contracts 196,054,839 238,485,263 87,746,979 142,597,203 664,884,284 586,031,359 Swaps contracts 24,094,337 204,065,123 103,012,473 763,206,424 1,094,378,357 940,843,472 Option contracts 988,791,860 320,300,093 258,488,476 156,884,043 1,724,464,472 1,264,231,521 Forwards (onshore) 954,056 2,514,436 1,650,740 15,682 5,134,914 2,342,445 Credit derivatives - 4,745,941 733,124 7,260,049 12,739,114 8,323,579 NDF - Non Deliverable Forward 105,809,100 129,277,345 38,851,421 21,570,379 295,508,245 225,355,054 Other derivative financial instruments 20,915 801,095 350,714 5,610,368 6,783,092 5,502,654 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 84 II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / receivable / (received) value (in results / Market value Notional amount (payable) / paid stockholders' equity) 12/31/2019 12/31/2018 12/31/2019 12/31/2019 12/31/2019 12/31/2018 Futures contracts 664,884,284 586,031,359 - - - - Purchase commitments 325,467,132 268,226,697 - - - - Shares 1,083,664 13,674,773 - - - - Commodities 76,003 193,613 - - - - Interest 301,897,589 243,368,540 - - - - Foreign currency 22,409,876 10,989,771 - - - - Commitments to sell 339,417,152 317,804,662 - - - - Shares 1,163,302 13,964,779 - - - - Commodities 1,049,493 154,714 - - - - Interest 308,824,449 265,218,302 - - - - Foreign currency 28,379,908 38,466,867 - - - - Swaps contracts (5,266,650) (1,203,215) (6,469,865) (6,423,482) Asset position 1,094,378,357 940,843,472 5,565,842 20,890,734 26,456,576 13,092,624 Commodities 574,232 6,000 404 9,048 9,452 359 Interest 1,075,534,404 925,381,182 4,595,892 19,812,340 24,408,232 11,525,903 Foreign currency 18,269,721 15,456,290 969,546 1,069,346 2,038,892 1,566,362 Liability position 1,094,378,357 940,843,472 (10,832,492) (22,093,949) (32,926,441) (19,516,106) Shares 49,401 75,605 (9,343) 770 (8,572) (3,308) Commodities 854,508 619,968 359 (12,646) (12,288) (597) Interest 1,068,660,165 915,079,174 (9,382,852) (21,855,053) (31,237,905) (17,406,305) Foreign currency 24,814,283 25,068,725 (1,440,656) (227,020) (1,667,676) (2,105,896) Option contracts 1,724,464,472 1,264,231,521 (552,187) (60,596) (612,783) 366,653 Purchase commitments - long position 245,802,343 152,840,894 6,152,763 (3,921) 6,148,842 1,903,035 Shares 11,491,775 9,873,111 268,351 516,025 784,376 479,399 Commodities 267,627 320,603 6,634 10,364 16,998 7,100 Interest 188,109,855 100,338,155 415,141 (331,862) 83,279 71,454 Foreign currency 45,933,086 42,309,025 5,462,637 (198,448) 5,264,189 1,345,082 Commitments to sell - long position 626,186,601 495,463,860 1,666,923 603,129 2,270,052 2,389,048 Shares 12,293,778 10,801,593 396,430 (40,904) 355,526 894,365 Commodities 227,643 278,490 4,676 (1,355) 3,321 12,391 Interest 568,441,945 441,673,130 513,178 886,414 1,399,592 887,228 Foreign currency 45,223,235 42,710,647 752,639 (241,026) 511,613 595,064 Purchase commitments - short position 176,984,612 116,005,277 (6,638,920) (21,883) (6,660,803) (1,407,058) Shares 10,593,849 9,716,476 (179,926) (453,703) (633,629) (281,901) Commodities 235,360 316,886 (9,727) (8,199) (17,926) (2,880) Interest 129,646,851 69,934,131 (380,344) 328,522 (51,822) (48,317) Foreign currency 36,508,552 36,037,784 (6,068,923) 111,497 (5,957,426) (1,073,960) Commitments to sell - short position 675,490,916 499,921,490 (1,732,953) (637,921) (2,370,874) (2,518,372) Shares 11,152,192 8,898,497 (269,203) (36,883) (306,086) (748,912) Commodities 484,821 192,190 (10,504) (778) (11,282) (8,121) Interest 621,404,604 448,029,476 (427,832) (888,636) (1,316,468) (1,024,918) Foreign currency 42,449,299 42,801,327 (1,025,414) 288,376 (737,038) (736,421) Forward operations (onshore) 5,134,914 2,342,445 1,263,709 (6,503) 1,257,206 1,325,707 Purchases receivable 668,554 415,830 648,526 (6,837) 641,689 415,339 Shares 488,167 36,359 488,167 (6,942) 481,225 35,989 Interest 160,359 379,471 160,359 105 160,464 379,350 Foreign currency 20,028 - - - - - Purchases payable obligations 659,849 - (160,359) (5) (160,364) (381,490) Shares - - - - - (2,167) Interest - - (160,359) - (160,359) (379,323) Foreign currency 659,849 - - (5) (5) - Sales deliverable 1,653,408 1,307,190 1,367,893 2,455 1,370,348 1,339,077 Shares 785,984 1,307,190 775,542 2,448 777,990 1,293,780 Interest - - 592,351 - 592,351 45,297 Foreign currency 867,424 - - 7 7 - Sales receivable obligations 2,153,103 619,425 (592,351) (2,116) (594,467) (47,219) Shares - 2,171 - - - (2,168) Interest 592,351 44,916 (592,351) (744) (593,095) (45,051) Foreign currency 1,560,752 572,338 - (1,372) (1,372) - Credit derivatives 12,739,114 8,323,579 (235,804) 363,412 127,608 (20,999) Asset position 9,878,708 3,824,800 (164,412) 331,645 167,233 118,848 Shares 2,307,423 1,576,176 (80,912) 214,805 133,893 90,521 Commodities 27,167 - (575) 2,169 1,594 - Interest 7,423,197 2,248,624 (87,391) 114,802 27,411 28,327 Foreign currency 120,921 - 4,466 (131) 4,335 - Liability position 2,860,406 4,498,779 (71,392) 31,767 (39,625) (139,847) Shares 718,734 1,316,231 (28,266) 8,216 (20,050) (69,311) Commodities 2,015 - (86) (24) (110) - Interest 2,139,657 3,182,548 (43,040) 23,575 (19,465) (70,536) NDF - Non Deliverable Forward 295,508,245 225,355,054 (551,843) 27,021 (524,822) 328,088 Asset position 138,772,073 122,494,982 4,239,036 207,470 4,446,506 3,711,847 Commodities 570,008 167,144 33,981 (1,067) 32,914 17,416 Foreign currency 138,202,065 122,327,838 4,205,055 208,537 4,413,592 3,694,431 Liability position 156,736,172 102,860,072 (4,790,879) (180,449) (4,971,328) (3,383,759) Commodities 316,328 96,028 (9,944) (1,063) (11,007) (4,678) Foreign currency 156,419,844 102,764,044 (4,780,935) (179,386) (4,960,321) (3,379,081) Other derivative financial instruments 6,783,092 5,502,654 208,407 (123,796) 84,611 410,724 Asset position 5,540,917 4,425,622 233,295 (58,049) 175,246 501,885 Shares 83,531 346,718 1,130 1,101 2,231 11,911 Interest 5,456,177 4,073,906 232,247 (63,538) 168,709 277,986 Foreign currency 1,209 4,998 (82) 4,388 4,306 211,988 Liability position 1,242,175 1,077,032 (24,888) (65,747) (90,635) (91,161) Shares 784,083 910,848 (13,094) (40,827) (53,921) (57,856) Interest 457,608 158,434 (11,663) (6,737) (18,400) (22,607) Foreign currency 484 7,750 (131) (18,183) (18,314) (10,698) Asset 19,709,866 21,966,626 41,676,492 23,471,703 Liability (24,844,234) (22,970,303) (47,814,537) (27,485,012) Total (5,134,368) (1,003,677) (6,138,045) (4,013,309) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 days 12/31/2019 12/31/2018 Futures contracts 196,054,839 238,485,263 87,746,979 142,597,203 664,884,284 586,031,359 Swaps contracts 24,094,337 204,065,123 103,012,473 763,206,424 1,094,378,357 940,843,472 Option contracts 988,791,860 320,300,093 258,488,476 156,884,043 1,724,464,472 1,264,231,521 Forwards (onshore) 954,056 2,514,436 1,650,740 15,682 5,134,914 2,342,445 Credit derivatives - 4,745,941 733,124 7,260,049 12,739,114 8,323,579 NDF - Non Deliverable Forward 105,809,100 129,277,345 38,851,421 21,570,379 295,508,245 225,355,054 Other derivative financial instruments 20,915 801,095 350,714 5,610,368 6,783,092 5,502,654 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 84

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2019						
	Futures contracts	**Swaps contracts**	**Option contracts**	**Forwards (onshore)**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Other derivative financial instruments**
B3	**465,536,804**	**18,128,340**	**1,559,355,615**	**4,382,204**	**806**	**53,756,447**	**-**
Over-the-counter market	**199,347,480**	**1,076,250,017**	**165,108,857**	**752,710**	**12,738,308**	**241,751,798**	**6,783,092**
Financial institutions	198,788,377	864,858,472	125,311,776	292,151	12,738,308	141,203,557	5,340,311
Companies	559,103	180,004,945	39,382,113	460,559	-	99,203,939	1,442,781
Individuals	-	31,386,600	414,968	-	-	1,344,302	-
Total	**664,884,284**	**1,094,378,357**	**1,724,464,472**	**5,134,914**	**12,739,114**	**295,508,245**	**6,783,092**
Total – 12/31/2018	**586,031,359**	**940,843,472**	**1,264,231,521**	**2,342,445**	**8,323,579**	**225,355,054**	**5,502,654**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 85

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2019			12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,282,951)	2,295,073	(3,987,878)	(6,852,704)	1,470,875	(5,381,829)
TRS	(4,161,090)	-	(4,161,090)	-	-	-
Total	**(10,444,041)**	**2,295,073**	**(8,148,968)**	**(6,852,704)**	**1,470,875**	**(5,381,829)**

The effect of the risk received on the reference equity (Note 18c) was R$ 57,280 (R$ 46,316 at 12/31/2018).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 86

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,067,799	(2,829,193)	(3,394,578)	25,025,868	(2,835,561)
Hedge of assets transactions	5,563,589	-	90,500	90,500	5,656,075	90,543
Hedge of asset-backed securities under repurchase agreements	30,895,576	-	519,792	519,792	32,129,909	523,364
Hedge of UF - denominated assets	12,587,996	-	5,845	5,845	12,582,152	5,177
Hedge of funding	-	4,616,949	(26,772)	(22,540)	4,590,177	(26,772)
Hedge of loan operations	269,051	-	11,579	11,579	257,472	13,673
Variable costs risks						
Hedge of highly probable forecast transactions	32,200,194	-	15,738	15,738	32,009,432	15,738
Foreign exchange risk						
Hedge of highly probable forecast transactions	293,621	-	(10,533)	179,433	293,621	(10,533)
Total	**81,810,027**	**28,684,748**	**(2,223,044)**	**(2,594,231)**	**112,544,706**	**(2,224,371)**

Strategies	12/31/2018					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	32,114,131	(1,818,903)	(3,254,137)	33,425,154	(1,833,872)
Hedge of assets transactions	7,866,056	-	136,073	136,073	8,003,039	136,073
Hedge of asset-backed securities under repurchase agreements	36,667,834	-	353,457	353,457	38,013,034	359,421
Hedge of UF - denominated assets	13,247,370	-	26,432	26,432	13,220,938	22,598
Hedge of funding	-	3,200,348	77,941	85,667	3,104,801	81,695
Hedge of loan operations	274,094	-	5,726	5,726	268,368	7,234
Foreign exchange risk						
Hedge of highly probable forecast transactions	18,792,559	-	(113,036)	(113,036)	18,792,558	(113,036)
Variable costs risks						
Hedge of highly probable forecast transactions	71,156	-	5,251	5,251	71,156	5,251
Total	**76,919,069**	**35,314,479**	**(1,327,059)**	**(2,754,567)**	**114,899,048**	**(1,334,636)**

(*) Recorded under heading Equit Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 87

Hedge Instruments	12/31/2019 Notional amount	Book value (1) Assets	Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
Interest rate risk (3)							
Futures	62,811,852	-	14,296	(2,221,654)	(2,218,901)	(2,753)	-
Swap	17,429,801	4,616,949	12,858,474	(7,922)	(9,348)	1,426	-
Foreign exchange risk (4)							
DDI Futures	32,303,053	-	156,037	5,205	5,205	-	-
Total	**112,544,706**	**4,616,949**	**13,028,807**	**(2,224,371)**	**(2,223,044)**	**(1,327)**	**-**

Hedge Instruments	12/31/2018 Notional amount	Book value (1) Assets	Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
Interest rate risk (3)							
Futures	79,441,227	255,949	20,541	(1,338,378)	(1,329,373)	(9,005)	-
Swap	16,594,107	3,023,106	13,519,138	111,527	110,099	1,428	-
Foreign exchange risk (4)							
DDI Futures	18,798,252	53,939	-	(112,536)	(112,536)	-	-
Options	65,462	9,083	-	4,751	4,751	-	-
Total	**114,899,048**	**3,342,077**	**13,539,679**	**(1,334,636)**	**(1,327,059)**	**(7,577)**	**-**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Equity Valuation Adjustments;

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange;

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,284,524) (R$ (1,760,220) at 12/31/2018). In the period ended 12/31/2019 was recognized amount of R$ (869,848) in result.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 88

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386,232	-	7,642,206	-	255,974	7,386,232	(263,858)
Hedge of funding	-	7,435,847	-	8,194,688	(758,841)	7,435,847	775,178
Hedge of available-for-sale securities	17,632,981	-	18,456,013	-	823,032	18,491,551	(816,643)
Total	**25,019,213**	**7,435,847**	**26,098,219**	**8,194,688**	**320,165**	**33,313,630**	**(305,323)**

Strategies	12/31/2018						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,065,866	-	7,119,014	-	53,148	7,065,865	(54,339)
Hedge of funding	-	9,123,952	-	9,167,213	(43,261)	9,123,952	43,260
Hedge of available-for-sale securities	9,386,419	-	9,672,283	-	285,864	9,456,528	(274,994)
Total	**16,452,285**	**9,123,952**	**16,791,297**	**9,167,213**	**295,751**	**25,646,345**	**(286,073)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 89

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,201,781	766,038	443,358	389,689	7,871
Other Derivatives	18,111,849	-	17,343,377	(695,012)	6,971
Total (2)	**33,313,630**	**766,038**	**17,786,735**	**(305,323)**	**14,842**

Hedge Instruments	12/31/2018				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	20,691,541	85,680	145,311	(59,631)	9,694
Other Derivatives	4,954,804	-	5,181,246	(226,442)	(16)
Total	**25,646,345**	**85,680**	**5,326,557**	**(286,073)**	**9,678**

(1) Recorded under heading Derivative Financial Instruments;

(2) In the period, the amount of R$ 899,729 is no longer qualified as hedge, with effect on result of R$ (27,803).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

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III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,395,634	(5,031,571)	(5,031,571)	16,946,628	(5,081,302)
Total	**-**	**14,395,634**	**(5,031,571)**	**(5,031,571)**	**16,946,628**	**(5,081,302)**

Strategies	12/31/2018					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,820,034	(5,235,583)	(5,235,583)	12,549,847	(5,269,957)
Total	**-**	**14,820,034**	**(5,235,583)**	**(5,235,583)**	**12,549,847**	**(5,269,957)**

(*) Recorded under heading Equity Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 91

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	32,966,491	227,629	-	(9,278,683)	(9,220,514)	(58,169)	-
Forward	(2,989,718)	2,976,791	-	367,397	361,461	5,936	-
NDF - Non Deliverable Forward	(11,524,679)	259,767	-	3,561,004	3,556,753	4,251	-
Financial Assets	(1,505,466)	1,522,842	-	268,980	270,729	(1,749)	-
Total	**16,946,628**	**4,987,029**	**-**	**(5,081,302)**	**(5,031,571)**	**(49,731)**	**-**

Hedge Instruments	12/31/2018						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,990,005	-	112,983	(8,547,554)	(8,487,632)	(59,922)	-
Forward	(1,470,385)	1,059,165	-	814,277	791,231	23,046	-
NDF - Non Deliverable Forward	(13,166,308)	253,969	-	2,316,614	2,312,363	4,251	-
Financial Assets	(803,465)	803,465	-	146,706	148,455	(1,749)	-
Total	**12,549,847**	**2,116,599**	**112,983**	**(5,269,957)**	**(5,235,583)**	**(34,374)**	**-**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Equity Valuation Adjustments;

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 92

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2019							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	6,005,237	4,412,273	1,627,263	8,463,382	-	4,517,713	-	**25,025,868**
Hedge of highly probable forecast transactions	32,303,053	-	-	-	-	-	-	**32,303,053**
Hedge of assets transactions	-	3,671,210	1,984,865	-	-	-	-	**5,656,075**
Hedge of assets denominated in UF	9,627,576	2,954,576	-	-	-	-	-	**12,582,152**
Hedge of funding (Cash flow)	2,561,512	-	-	1,646,212	160,920	221,533	-	**4,590,177**
Hedge of loan operations (Cash flow)	26,820	155,556	75,096	-	-	-	-	**257,472**
Hedge of loan operations (Market risk)	380,884	2,490,317	1,247,785	993,006	622,951	1,111,251	540,038	**7,386,232**
Hedge of funding (Market risk)	299,335	151,855	375,480	422,899	128,735	4,220,104	1,837,439	**7,435,847**
Hedge of available-for-sale securities	4,723,138	2,361,395	933,032	1,097,268	2,399,482	3,651,213	3,326,023	**18,491,551**
Hedge of asset-backed securities under repurchase agreements	6,224,800	18,739,054	811,990	5,621,419	-	732,646	-	**32,129,909**
Hedge of net investment in foreign operations (*)	16,946,628	-	-	-	-	-	-	**16,946,628**
Total	**79,098,983**	**34,936,236**	**7,055,511**	**18,244,186**	**3,312,088**	**14,454,460**	**5,703,500**	**162,804,964**

	12/31/2018							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	14,366,844	5,401,361	3,894,329	-	5,896,661	3,865,959	-	**33,425,154**
Hedge of highly probable forecast transactions	71,156	18,792,558	-	-	-	-	-	**18,863,714**
Hedge of assets transactions	6,345,876	-	1,657,163	-	-	-	-	**8,003,039**
Hedge of assets denominated in UF	12,240,520	924,722	55,696	-	-	-	-	**13,220,938**
Hedge of funding (Cash flow)	2,873,893	-	-	-	-	230,908	-	**3,104,801**
Hedge of loan operations (Cash flow)	-	27,955	162,139	78,274	-	-	-	**268,368**
Hedge of loan operations (Market risk)	293,174	1,416,276	1,793,289	1,379,196	375,026	821,215	987,689	**7,065,865**
Hedge of funding (Market risk)	1,590,017	297,400	154,120	391,370	377,489	3,970,927	2,342,629	**9,123,952**
Hedge of available-for-sale securities	4,242,147	172,726	2,481,738	72,171	876,857	1,206,657	404,232	**9,456,528**
Hedge of asset-backed securities under repurchase agreements	26,943,094	5,837,628	1,517,428	-	3,714,884	-	-	**38,013,034**
Hedge of net investment in foreign operations (*)	12,549,847	-	-	-	-	-	-	**12,549,847**
Total	**81,516,568**	**32,870,626**	**11,715,902**	**1,921,011**	**11,240,917**	**10,095,666**	**3,734,550**	**153,095,240**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 93

g) **Sensitivity analysis (trading and banking portfolios)**

In compliance with CVM Instruction 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2019 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(658)	(86,432)	(214,996)
Currency Coupon	Foreign Exchange Coupon Rates	(304)	(21,886)	(42,336)
Foreign Currency	Foreign Exchange Rates	(282)	80,050	427,563
Price Indices	Inflation Coupon Rates	(163)	(2,993)	(4,457)
TR	TR Coupon Rates	-	(1)	(1)
Equities	Prices of Equities	2,069	2,612	185,005
Other	Exposures that do not fall under the definitions above	(15)	(2,184)	(6,869)
Total		**647**	**(30,834)**	**343,909**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2019 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(11,579)	(1,383,839)	(2,776,926)
Currency Coupon	Foreign Exchange Coupon Rates	(2,925)	(196,449)	(377,441)
Foreign Currency	Foreign Exchange Rates	2,230	47,173	322,325
Price Indices	Inflation Coupon Rates	(6,527)	(460,666)	(868,806)
TR	TR Coupon Rates	493	(65,875)	(159,057)
Equities	Prices of Equities	6,016	(94,531)	(9,281)
Other	Exposures that do not fall under the definitions above	(45)	(8,555)	(26,163)
Total		**(12,337)**	**(2,162,742)**	**(3,895,349)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

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Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2019										12/31/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**255,085,275**	**95,581,263**	**50,020,860**	**31,086,711**	**12,214,432**	**5,823,596**	**4,429,145**	**6,416,088**	**9,842,387**	**470,499,757**	**435,125,587**
Loans and discounted trade receivables	108,938,516	75,514,731	37,195,112	26,389,370	10,909,595	4,029,064	3,691,169	4,198,599	8,955,239	279,821,395	260,166,664
Financing	68,190,814	12,598,923	10,099,871	3,646,217	902,228	1,265,696	293,318	1,566,160	613,146	99,176,373	87,647,583
Farming financing	8,037,585	766,034	702,636	35,335	18,853	7,545	20,147	1,335	22,677	9,612,147	8,989,480
Real estate financing	69,918,360	6,701,575	2,023,241	1,015,789	383,756	521,291	424,511	649,994	251,325	81,889,842	78,321,860
Lease operations	**1,367,492**	**3,403,067**	**1,667,436**	**616,928**	**98,892**	**39,789**	**71,919**	**79,085**	**107,526**	**7,452,134**	**7,552,519**
Credit card operations	**489,848**	**82,578,867**	**4,140,265**	**3,247,720**	**1,262,126**	**792,135**	**981,912**	**819,760**	**4,117,413**	**98,430,046**	**84,184,300**
Advance on exchange contracts (1)	**3,106,840**	**565,683**	**649,139**	**117,339**	**41,372**	**18,525**	**20,407**	**-**	**11,656**	**4,530,961**	**3,855,688**
Other sundry receivables (2)	**45,808**	**520,746**	**33,160**	**39,733**	**50,754**	**1,429**	**126,828**	**1,121,355**	**164,234**	**2,104,047**	**1,763,402**
Total operations with credit granting characteristics	**260,095,263**	**182,649,626**	**56,510,860**	**35,108,431**	**13,667,576**	**6,675,474**	**5,630,211**	**8,436,288**	**14,243,216**	**583,016,945**	**532,481,496**
Financial guarantees provided (3)										**66,719,846**	**66,104,700**
Total with Financial guarantees provided	**260,095,263**	**182,649,626**	**56,510,860**	**35,108,431**	**13,667,576**	**6,675,474**	**5,630,211**	**8,436,288**	**14,243,216**	**649,736,791**	**598,586,196**
Total operations with credit granting characteristics at 12/31/2018	**228,531,058**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**532,481,496**	

(1) Includes advances on exchange contracts and income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes securities and credits receivable, debtors for purchase of assets and financial guarantees provided paid;

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 95

II – By maturity and risk level

	12/31/2019										12/31/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1] [2]										
Falling due installments	-	-	**1,840,381**	**1,907,513**	**1,370,443**	**1,234,225**	**1,842,521**	**1,258,648**	**3,463,583**	**12,917,314**	**12,283,030**
01 to 30	-	-	71,290	82,862	66,687	69,009	64,978	60,405	197,167	612,398	611,991
31 to 60	-	-	69,540	82,128	64,291	53,161	78,971	53,208	174,225	575,524	434,266
61 to 90	-	-	66,628	77,256	64,986	68,715	68,531	55,816	184,688	586,620	373,054
91 to 180	-	-	178,086	224,176	158,593	148,454	157,532	139,108	455,587	1,461,536	1,100,169
181 to 365	-	-	262,339	333,723	256,874	217,580	336,923	233,824	701,791	2,343,054	1,971,090
Over 365 days	-	-	1,192,498	1,107,368	759,012	677,306	1,135,586	716,287	1,750,125	7,338,182	7,792,460
Overdue installments	-	-	**925,640**	**1,053,515**	**1,207,988**	**1,204,927**	**1,729,173**	**1,904,454**	**7,617,273**	**15,642,970**	**13,370,137**
01 to 14	-	-	9,919	34,956	27,110	21,707	26,558	25,064	78,564	223,878	259,407
15 to 30	-	-	689,019	124,124	142,151	135,215	127,309	64,596	216,401	1,498,815	1,049,111
31 to 60	-	-	226,702	734,907	208,691	156,984	183,833	133,014	357,261	2,001,392	1,971,671
61 to 90	-	-	-	116,268	716,745	134,491	404,730	168,640	310,015	1,850,889	2,051,328
91 to 180	-	-	-	43,260	113,291	719,764	946,392	1,393,577	1,258,288	4,474,572	3,377,994
181 to 365	-	-	-	-	-	36,766	40,351	119,563	5,229,714	5,426,394	4,260,810
Over 365 days	-	-	-	-	-	-	-	-	167,030	167,030	399,816
Subtotal (a)	-	-	**2,766,021**	**2,961,028**	**2,578,431**	**2,439,152**	**3,571,694**	**3,163,102**	**11,080,856**	**28,560,284**	**25,653,167**
Subtotal - 12/31/2018	-	-	**2,547,000**	**2,671,634**	**2,391,817**	**1,999,077**	**2,539,182**	**2,685,812**	**10,818,645**	**25,653,167**	
	Non-overdue operations										
Falling due installments	**259,187,408**	**181,303,587**	**53,411,832**	**31,909,169**	**10,969,697**	**4,126,069**	**1,999,042**	**5,233,393**	**3,073,850**	**551,214,047**	**503,385,008**
01 to 30	22,978,369	42,898,142	8,291,902	5,731,903	927,881	469,978	238,069	345,870	464,976	82,347,090	73,263,630
31 to 60	21,457,562	20,673,018	4,489,994	2,181,279	350,966	124,719	91,577	232,946	218,363	49,820,424	44,743,534
61 to 90	11,789,911	13,193,112	3,387,749	1,772,188	303,481	140,965	88,042	112,166	156,377	30,943,991	25,223,558
91 to 180	30,329,930	25,384,167	7,199,525	3,530,930	827,840	467,304	206,727	631,110	526,990	69,104,523	60,453,560
181 to 365	34,101,504	24,700,215	8,578,043	5,306,036	1,025,880	600,466	284,090	1,321,986	417,811	76,336,031	64,111,492
Over 365 days	138,530,132	54,454,933	21,464,619	13,386,833	7,533,649	2,322,637	1,090,537	2,589,315	1,289,333	242,661,988	235,589,234
Overdue up to 14 days	**907,855**	**1,346,039**	**333,007**	**238,234**	**119,448**	**110,253**	**59,475**	**39,793**	**88,510**	**3,242,614**	**3,443,321**
Subtotal (b)	**260,095,263**	**182,649,626**	**53,744,839**	**32,147,403**	**11,089,145**	**4,236,322**	**2,058,517**	**5,273,186**	**3,162,360**	**554,456,661**	**506,828,329**
Subtotal - 12/31/2018	**228,531,058**	**185,868,392**	**51,750,950**	**18,656,999**	**7,766,478**	**3,453,728**	**3,500,382**	**3,442,954**	**3,857,388**	**506,828,329**	
Total Portfolio (a + b)	**260,095,263**	**182,649,626**	**56,510,860**	**35,108,431**	**13,667,576**	**6,675,474**	**5,630,211**	**8,436,288**	**14,243,216**	**583,016,945**	**532,481,496**
Existing allowance	-	**(913,248)**	**(565,109)**	**(1,053,253)**	**(1,373,395)**	**(6,674,806)**	**(5,629,648)**	**(8,435,445)**	**(14,243,216)**	**(39,746,578)**	**(34,260,632)**
Minimum	-	(913,248)	(565,109)	(1,053,253)	(1,366,758)	(2,002,642)	(2,815,106)	(5,905,402)	(14,243,216)	(28,864,733)	(26,749,803)
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(858,459)	(1,135,694)
Additional [4]	-	-	-	-	(6,637)	(4,672,164)	(2,814,542)	(2,530,043)	-	(10,023,386)	(6,375,135)
Total Portfolio at 12/31/2018	**228,531,058**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**532,481,496**	
Existing allowance at 12/31/2018	-	**(929,342)**	**(542,980)**	**(639,859)**	**(1,015,830)**	**(3,153,780)**	**(6,038,961)**	**(6,128,153)**	**(14,676,033)**	**(34,260,632)**	
Minimum	-	(929,342)	(542,980)	(639,859)	(1,015,830)	(1,635,841)	(3,019,782)	(4,290,136)	(14,676,033)	(26,749,803)	
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(1,135,694)	
Additional [4]	-	-	-	-	-	(1,517,939)	(3,019,179)	(1,838,017)	-	(6,375,135)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2) The balance of non-accrual operations amounts to R$ 20,817,883 (R$ 19,184,803 at 12/31/2018);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 96

III – By business sector

	12/31/2019	%	12/31/2018	%
Public Sector	**1,190,247**	**0.2%**	**1,459,218**	**0.3%**
Petrochemical and chemical	198,925	0.0%	1,082,492	0.2%
State and local governments	682,413	0.1%	15	0.0%
Sundry	308,909	0.1%	376,711	0.1%
Private sector	**581,826,698**	**99.8%**	**531,022,278**	**99.7%**
Companies	**281,110,656**	**48.2%**	**261,389,702**	**49.2%**
Sugar and alcohol	3,962,729	0.7%	5,679,635	1.1%
Agribusiness and fertilizers	18,067,184	3.1%	16,954,223	3.2%
Food and beverage	16,814,082	2.9%	13,825,932	2.6%
Banks and other financial institutions	10,634,758	1.8%	8,328,171	1.6%
Capital assets	5,061,517	0.9%	4,231,203	0.8%
Pulp and paper	1,693,169	0.3%	1,987,737	0.4%
Publishing and printing	1,195,473	0.2%	1,046,382	0.2%
Electronic and IT	5,310,798	0.9%	4,214,927	0.8%
Packaging	2,565,214	0.4%	2,504,255	0.5%
Energy and sewage	7,278,572	1.2%	9,394,367	1.8%
Education	2,214,012	0.4%	1,977,101	0.4%
Pharmaceuticals and cosmetics	6,319,361	1.1%	5,350,319	1.0%
Real estate agents	21,264,690	3.6%	17,886,939	3.4%
Entertainment and tourism	5,296,850	0.9%	4,773,576	0.9%
Wood and furniture	3,341,466	0.6%	2,966,140	0.6%
Construction materials	4,854,449	0.8%	4,285,741	0.8%
Steel and metallurgy	8,764,419	1.5%	7,267,735	1.4%
Media	717,444	0.1%	639,872	0.1%
Mining	4,603,353	0.8%	6,807,701	1.3%
Infrastructure work	8,467,603	1.4%	8,850,256	1.7%
Oil and gas (*)	5,989,470	1.0%	5,984,881	1.1%
Petrochemical and chemical	9,699,373	1.7%	8,243,390	1.5%
Health care	3,419,139	0.6%	2,528,039	0.5%
Insurance, reinsurance and pension plans	13,361	0.0%	23,080	0.0%
Telecommucations	2,748,952	0.5%	2,216,181	0.4%
Third sector	1,732,298	0.3%	1,757,693	0.3%
Tradings	1,841,844	0.3%	1,702,685	0.3%
Transportation	19,159,207	3.3%	15,759,742	3.0%
Domestic appliances	2,396,256	0.4%	1,930,612	0.4%
Vehicles and autoparts	12,598,762	2.2%	10,104,385	1.9%
Clothing and shoes	4,411,579	0.8%	4,437,416	0.8%
Commerce - sundry	20,372,899	3.5%	17,797,041	3.3%
Industry - sundry	9,148,366	1.6%	9,297,107	1.7%
Sundry services	38,728,504	6.6%	38,571,282	7.2%
Sundry	10,423,503	1.8%	12,063,956	2.2%
Individuals	**300,716,042**	**51.6%**	**269,632,576**	**50.5%**
Credit cards	96,663,681	16.6%	83,039,042	15.6%
Mortgage loans	73,951,887	12.7%	68,724,467	12.9%
Consumer loans / checking account	110,469,785	18.9%	101,371,976	18.9%
Vehicles	19,630,689	3.4%	16,497,091	3.1%
Grand total	**583,016,945**	**100.0%**	**532,481,496**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	12/31/2019		12/31/2018	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	29,460,148	(236,017)	33,898,145	(453,250)
Sundry bank guarantees	24,274,620	(511,311)	20,483,712	(538,071)
Other financial guarantees provided	7,819,329	(70,733)	6,850,411	(89,838)
Tied to the distribution of marketable securities by Public Offering	-	-	40,000	(53)
Restricted to bids, auctions, service provision or execution of works	3,635,813	(25,821)	3,175,398	(15,744)
Restricted to international trade of goods	947,671	(13,018)	1,148,559	(32,182)
Restricted to supply of goods	582,265	(1,559)	508,475	(6,556)
Total	**66,719,846**	**(858,459)**	**66,104,700**	**(1,135,694)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 97

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2019		12/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	5,388,929	0.8	5,192,544	0.9
10 largest debtors	29,340,135	4.5	31,564,115	5.3
20 largest debtors	44,712,341	6.9	47,429,746	7.9
50 largest debtors	71,974,635	11.1	73,355,064	12.3
100 largest debtors	97,705,320	15.1	98,671,905	16.5

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2019		12/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	6,509,358	0.8	7,675,413	1.1
10 largest debtors	49,105,849	6.3	43,959,326	6.4
20 largest debtors	76,672,792	9.9	68,262,446	10.0
50 largest debtors	129,771,828	16.8	108,722,267	15.9
100 largest debtors	172,962,167	22.3	143,436,886	21.0

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Provision for Financial Guarantees Provided

	01/01 to 12/31/2019	01/01 to 12/31/2018
Opening balance	**(34,260,632)**	**(37,309,465)**
Net increase for the period	(23,895,706)	(14,501,245)
Minimum	(20,252,323)	(17,100,572)
Financial Guarantees Provided	277,235	813,950
Additional (1)	(3,920,618)	1,785,377
Write-Off	18,328,205	17,977,470
Others, mainly foreign exchange	81,555	(427,392)
Closing balance (2)	**(39,746,578)**	**(34,260,632)**
Minimum (3)	(28,864,733)	(26,749,803)
Financial Guarantees Provided (4)	(858,459)	(1,135,694)
Additional	(10,023,386)	(6,375,135)
Existing provision	**(39,746,578)**	**(34,260,632)**
Provision delay	(11,522,565)	(10,334,803)
Provision aggravated	(10,828,180)	(10,398,884)
Provision potential	(17,395,833)	(13,526,945)

(1) Improvement of models of provision for expected loss;
(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (272,914) (R$ (272,083) at 12/31/2018);
(3) Comprises R$ (272,367) related to change in models, and the impact is offset by a Supplementary Provision;
(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 12/31/2019, the balance of the provision regarding the loan portfolio is equivalent to 6.8% (6.4% at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 98

d) **Renegotiation of credits**

	12/31/2019			12/31/2018		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	28,050,734	(11,017,633)	39.3%	27,325,739	(11,319,920)	41.4%
(-) Renegotiated loans overdue up to 30 days[2]	(11,266,369)	3,052,971	27.1%	(10,672,733)	2,704,840	25.3%
Renegotiated loans overdue over 30 days[2]	16,784,365	(7,964,662)	47.5%	16,653,006	(8,615,080)	51.7%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 97,791 (R$ 112,194 at 12/31/2018);
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2019				12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets							
Loan operations	145,382	-	8,588,834	8,734,216	9,731,155	668,253	1,216,915
Liabilities - restricted operations on assets							
Foreign borrowing through securities	145,382	-	8,593,579	8,738,961	9,743,967	(667,901)	(1,220,730)
Net revenue from restricted operations						**352**	**(3,815)**

At 12/31/2019 and 12/31/2018 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 99

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2019				12/31/2018			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,243,832	1,281,768	1,242,943	1,280,879	1,863,170	1,842,268	1,861,300	1,840,398
Working capital	1,211,389	1,212,648	1,206,871	1,208,130	2,139,753	2,139,753	2,128,077	2,128,077
Other (2)	-	-	1,045	1,045	-	-	3,718	3,718
Total	**2,455,221**	**2,494,416**	**2,450,859**	**2,490,054**	**4,002,923**	**3,982,021**	**3,993,095**	**3,972,193**

(1) Under Other liabilities Sundry;

(2) Assignment of operations that had already been written down to losses.

Transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 402.809 in the period from January 1 to December 31, 2019 (R$ 372,209 from January 1 to December 31, 2018), net of the Provision for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 100

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	272,447,101	38,872,985	22,877,456	172,862,814	507,060,356	463,424,377
Deposits received under securities repurchase agreements	231,310,523	4,121,062	1,699,612	32,706,972	269,838,169	343,236,462
Funds from acceptance and issuance of securities	4,292,976	31,401,410	15,657,288	92,216,826	143,568,500	111,565,922
Borrowing and onlending	15,520,527	24,765,708	28,287,543	7,818,818	76,392,596	67,947,192
Subordinated debt	2,250	4,096,365	-	55,363,150	59,461,765	49,312,724
Total	**523,573,377**	**103,257,530**	**68,521,899**	**360,968,580**	**1,056,321,386**	**1,035,486,677**
% per maturity date	49.5	9.8	6.5	34.2	**100.0**	
Total – 12/31/2018	**523,711,045**	**84,081,006**	**66,286,006**	**361,408,620**	**1,035,486,677**	
% per maturity date	50.6	8.1	6.4	34.9	**100.0**	

b) Deposits

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Remunerated deposits	**190,131,467**	**38,872,985**	**22,877,456**	**172,862,814**	**424,744,722**	**390,840,857**
Time deposits	44,855,499	36,927,484	22,674,757	172,707,910	277,165,650	251,301,179
Savings accounts	144,557,874	-	-	-	144,557,874	136,865,150
Interbank	718,094	1,945,501	202,699	154,904	3,021,198	2,674,528
Non-remunerated deposits	**82,315,634**	**-**	**-**	**-**	**82,315,634**	**72,583,520**
Demand deposits	82,306,185	-	-	-	82,306,185	72,580,793
Other deposits	9,449	-	-	-	9,449	2,727
Total	**272,447,101**	**38,872,985**	**22,877,456**	**172,862,814**	**507,060,356**	**463,424,377**
% per maturity data	53.7	7.7	4.5	34.1	**100.0**	
Total – 12/31/2018	**248,912,871**	**36,856,126**	**22,063,087**	**155,592,293**	**463,424,377**	
% per maturity date	53.6	8.0	4.8	33.6	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Demand Deposits and Interbank Deposits, with no amount as of that date (Demand Deposits totaled R$ 13,629,097 with maturity from 0 to 30 days and Interbank Deposits totaled R$ 13,368,082 distributed, R$ 4,053,155 and R$ 9,314,927 with maturities from 181 to 365 days and over 365 days, respectively, at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 101

c) **Deposits received under securities repurchase agreements**

	12/31/2019					12/31/2018
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**69,677,005**	**1,285,768**	**1,340,220**	**2,696,471**	**74,999,464**	**81,909,158**
Government securities	51,503,985	4,688	-	-	51,508,673	50,938,093
Corporate Securities	17,665,084	-	-	-	17,665,084	9,050,801
Own issue	234,539	1,275,232	1,321,791	2,427,539	5,259,101	21,417,046
Foreign	273,397	5,848	18,429	268,932	566,606	503,218
Third-party portfolio	**148,021,089**	**-**	**-**	**-**	**148,021,089**	**181,694,343**
Free portfolio	**13,612,429**	**2,835,294**	**359,392**	**30,010,501**	**46,817,616**	**79,632,961**
Total	**231,310,523**	**4,121,062**	**1,699,612**	**32,706,972**	**269,838,169**	**343,236,462**
% per maturity date	85.8	1.5	0.6	12.1	**100.0**	
Total – 12/31/2018	**267,051,338**	**9,712,898**	**7,755,536**	**58,716,690**	**343,236,462**	
% per maturity date	77.8	2.8	2.3	17.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 102

d) Funds from acceptance and issuance of securities

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**3,687,184**	**27,012,014**	**10,867,340**	**57,026,119**	**98,592,657**	**66,713,777**
Financial bills	1,705,121	13,237,456	5,886,885	44,603,632	65,433,094	37,927,302
Real estate credit bills	1,222,759	4,226,204	745,150	1,440,899	7,635,012	9,546,489
Rural credit bills	759,304	9,548,354	4,235,305	6,661,239	21,204,202	18,013,090
Guaranteed real estate bills	-	-	-	4,320,349	4,320,349	1,226,896
Securities obligations abroad	**590,009**	**4,226,290**	**4,393,585**	**34,655,930**	**43,865,814**	**42,053,840**
Brazil risk note programme	4,880	708,932	207,858	4,430,611	5,352,281	3,846,193
Structure note issued	169,432	610,531	1,011,420	3,461,395	5,252,778	5,081,922
Bonds	152,550	772,517	1,570,277	22,266,817	24,762,161	25,216,053
Fixed rate notes	188,311	1,782,725	1,280,006	1,941,262	5,192,304	4,985,374
Eurobonds	64,805	39,431	-	12,047	116,283	30,888
Mortgage notes	10,031	519	3,119	197,530	211,199	284,377
Other	-	311,635	320,905	2,346,268	2,978,808	2,609,033
Funding from Structured Operations Certificates (*)	**15,783**	**163,106**	**396,363**	**534,777**	**1,110,029**	**2,798,305**
Total	**4,292,976**	**31,401,410**	**15,657,288**	**92,216,826**	**143,568,500**	**111,565,922**
% per maturity date	3.0	21.9	10.9	64.2	**100.0**	
Total – 12/31/2018	**2,283,036**	**18,713,095**	**12,409,721**	**78,160,070**	**111,565,922**	
% per maturity date	2.0	16.8	11.1	70.1	**100.0**	

(*) As of 12/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,204,170 (R$ 2,902,392 at 12/31/2018).

ITAÚ UNIBANCO HOLDING's portfolio is composed of *Brazil Risk Note* Programme, with no amount as of that date (R$ 6,617 distributed, R$ 1,764 and R$ 4,853 with maturities from 91 to 180 days and over to 365 days, respectively, at 12/31/2018).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.30% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	12/31/2019	12/31/2018
Real state loans	5,001,445	1,204,299
Government securities - Brazil	287,456	229,471
Total asset portfolio	**5,288,901**	**1,433,770**
Total adjusted asset portfolio	**5,275,198**	**1,433,770**
Liabilities for issue of LIGs	**4,320,349**	**1,226,896**
Remuneration of the Fiduciary Agent	**387**	**128**

II - Requirements of asset portfolio

	12/31/2019	12/31/2018
Breakdown	**94.8%**	**84.0%**
Sufficiency		
Notional amount	122.1%	116.8%
Present value under stress	124.7%	114.4%
Weighted average term		
Of the asset portfolio	118.5 monthly	37.4 monthly
Of outstandings LIGs	32.4 monthly	36 monthly
Liquidity		
Net assets	287,456	229,471

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 103

e) **Borrowing and onlending**

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**9,799,544**	**23,753,662**	**27,099,657**	**4,091,824**	**64,744,687**	**50,040,393**
In Brazil	2,299,287	-	1,664	-	2,300,951	2,783,917
Foreign (*)	7,500,257	23,753,662	27,097,993	4,091,824	62,443,736	47,256,476
Onlending - In Brazil – official institutions	**5,720,983**	**1,012,046**	**1,187,886**	**3,726,994**	**11,647,909**	**17,906,799**
BNDES	3,449,141	271,967	279,319	1,090,790	5,091,217	8,107,075
FINAME	2,270,187	641,887	658,359	2,156,567	5,727,000	9,117,786
Other	1,655	98,192	250,208	479,637	829,692	681,938
Total	**15,520,527**	**24,765,708**	**28,287,543**	**7,818,818**	**76,392,596**	**67,947,192**
% per maturity date	20.3	32.4	37.0	10.3	**100.0**	
Total – 12/31/2018	**5,461,705**	**18,481,013**	**24,034,457**	**19,970,017**	**67,947,192**	
% per maturity date	8.0	27.2	35.4	29.4	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 104

f) Subordinated debt, including perpetual debts

	12/31/2019					12/31/2018
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	2,250	48,715	-	5,038,473	5,089,438	4,902,470
Euronotes	-	4,048,393	-	27,903,001	31,951,394	30,734,953
(-) Transaction costs incurred (Note 3b)	-	(743)	-	(24,813)	(25,556)	(37,089)
Bonds	-	-	-	5,794,322	5,794,322	6,010,820
Debt instruments eligible as capital	-	-	-	16,652,167	16,652,167	7,701,570
Grand total	**2,250**	**4,096,365**	**-**	**55,363,150**	**59,461,765**	**49,312,724**
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	
Total – 12/31/2018	**2,095**	**317,874**	**23,205**	**48,969,550**	**49,312,724**	
% per maturity date	0.0	0.7	0.0	99.3	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturity within 31 to 180 days amounting to R$ 4,082,191 and over 365 days amounting to R$ 27,878,188 (R$ 30,709,688 at 12/31/2018), totaling R$ 31,960,379 (R$ 30,709,688 at 12/31/2018) and Debt Instruments Eligible as Capital with maturity over 365 days amounting to R$ 16,652,167 (R$ 7,701,570 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 105

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL (*)					
	1,000	2012	2020	111% of CDI	2,250
	20,000			IPCA + 6% to 6.17%	48,716
	6,000	2011	2021	109.25% to 110.5% of CDI	14,022
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,994,259
	20,000			IGPM + 4.63%	30,191
				Total	**5,089,438**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	4,047,650
	1,000,000		2021	5.75%	4,153,281
	750,000	2011	2021	5.75% to 6.2%	3,033,000
	550,000	2012	2021	6.2%	2,216,885
	2,625,000		2022	5.5% to 5.65%	10,774,785
	1,870,000		2023	5.13%	7,578,313
	20,000	2017		6.12%	80,875
	10,000	2018		6.5%	41,049
				Total	**31,925,838**
Subordinated bonds - CLP	27,775,680	1997	2022	7.45% to 8.30%	77,914
	177,559,956	2008	2033	3.50% to 4.92%	1,099,151
	97,962,123	2009	2035	4.75%	814,262
	1,060,249,500	2010	2032	4.35%	79,191
	1,060,249,500		2035	3.90% to 3.96%	182,263
	1,060,249,500		2036	4.48%	867,518
	1,060,249,500		2038	3.9%	631,852
	1,060,249,500		2040	4.15% to 4.29%	486,573
	1,060,249,500		2042	4.45%	237,246
	46,625,140	2014	2034	3.8%	309,303
				Total	**4,785,273**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	131,860
	146,000		2028	IPC + 2%	181,535
	510,107	2014	2024	LIB	695,654
				Total	**1,009,049**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,973,788
	740,000	2018	Perpetual	6.5%	3,037,650
	750,000	2019	2029	4.5%	3,038,140
				Total	**11,049,578**
Debt instruments eligible as capital - BRL	2,125,100	2019	Perpetual	114 % of SELIC	2,264,912
	924,900			SELIC + 1.17% to 1.19%	989,337
	50,000		2028	CDI + 0.72%	50,374
	2,280,200		2029	CDI + 0.75%	2,297,966
				Total	**5,602,589**
Total					**59,461,765**

(*) Reference Equity on December 31, 2019 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 36,626,970.

In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750,000 in Subordinated Notes, equivalent to R$ 3,023,025 at December 31, 2019, and in the local market R$ 2,330,200 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated increase of 0.6 p.p. in its Total Capital.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 106

Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 107 Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 107

II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 108 II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 108

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Unearned premiums (PPNG)	2,342,666	2,111,117	12,707	13,330	-	-	2,355,373	2,124,447
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	204,495	194,828	212,274,240	195,348,075	-	-	212,478,735	195,542,903
Redemptions and other unsettled amounts (PVR)	13,123	12,291	317,708	298,188	-	-	330,831	310,479
Financial surplus (PEF)	1,964	1,936	610,514	604,924	-	-	612,478	606,860
Unsettled claims (PSL)	570,144	642,498	46,972	42,174	-	-	617,116	684,672
Claims / events incurred but not reported (IBNR)	277,422	253,599	21,711	24,571	-	-	299,133	278,170
Administrative (PDA) and related expenses (PDR)	28,290	30,661	88,857	98,272	3,535	6,820	120,682	135,753
Mathematical provision for capitalization (PMC) and redemption (PR)	-	-	-	-	3,434,098	3,400,844	3,434,098	3,400,844
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	12,048	14,320	12,048	14,320
Other provisions	134,460	134,228	270,816	184,369	174	182	405,450	318,779
Total technical provisions (a)	**3,572,564**	**3,381,158**	**213,643,525**	**196,613,903**	**3,449,855**	**3,422,166**	**220,665,944**	**203,417,227**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Capitalization		Total	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Interbank investments – money market	**280,153**	**494,406**	**240,263**	**517,588**	**545,542**	**1,544,551**	**1,065,958**	**2,556,545**
Securities and derivative financial instruments	**2,482,623**	**2,217,845**	**214,700,213**	**197,813,652**	**3,088,280**	**2,071,434**	**220,271,116**	**202,102,931**
PGBL / VGBL fund quotas (1)	-	-	**204,530,018**	**188,068,807**	-	-	**204,530,018**	**188,068,807**
Government securities - Brazil	-	-	171,059,120	161,810,674	-	-	171,059,120	161,810,674
National treasury bills, Financial treasury bills and National treasury notes	-	-	157,162,135	147,007,252	-	-	157,162,135	147,007,252
Repurchase agreements	-	-	13,896,985	14,803,422	-	-	13,896,985	14,803,422
Corporate securities	-	-	29,031,830	25,579,835	-	-	29,031,830	25,579,835
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	12,922,841	7,565,663	-	-	12,922,841	7,565,663
Financial treasury bills	-	-	16,074,097	18,005,760	-	-	16,074,097	18,005,760
Other	-	-	34,892	8,412	-	-	34,892	8,412
PGBL / VGBL fund quotas	-	-	4,036,408	946,993	-	-	4,036,408	946,993
Other Bonds (2)	-	-	402,660	(268,695)	-	-	402,660	(268,695)
Other government securities and private securities	**2,482,623**	**2,217,845**	**10,170,195**	**9,744,845**	**3,088,280**	**2,071,434**	**15,741,098**	**14,034,124**
Receivables from insurance and reinsurance operations (3)	**1,056,600**	**1,154,010**	-	-	-	-	**1,056,600**	**1,154,010**
Credit rights	843,687	991,891	-	-	-	-	843,687	991,891
Other credit	212,913	162,119	-	-	-	-	212,913	162,119
Total Guarantee Assets (b)	**3,819,376**	**3,866,261**	**214,940,476**	**198,331,240**	**3,633,822**	**3,615,985**	**222,393,674**	**205,813,486**
Total Excess Coverage (b-a)	**246,812**	**485,103**	**1,296,951**	**1,717,337**	**183,967**	**193,819**	**1,727,730**	**2,396,259**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a);

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable;

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 109

c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 164,971 - 164,971 107,457 - 107,457 373,854 - 373,854 395,863 - 395,863 68,030 27,010 606,855 530,330 Financial revenues 181,556 - 181,556 120,303 - 120,303 16,886,946 - 16,886,946 12,023,481 - 12,023,481 257,967 201,792 17,326,469 12,345,576 Financial expenses (1 6,585) - (16,585) (12,846) - (1 2,846) (1 6,513,092) - (16,513,092) (11,627,618) - (11,627,618) (1 89,937) (1 74,782) (16,719,614) (11,815,246) Operating income 3,026,238 1,873 3,028,111 2,697,261 15,660 2,712,921 98,664 (156) 98,508 286,653 (3,757) 282,896 452,274 479,351 3,578,893 3,475,168 Revenues from premiums and contributions 4,640,454 (20,018) 4,620,436 4,344,962 (9,002) 4,335,960 15,006,206 (3,227) 15,002,979 19,764,529 (3,757) 19,760,772 2,597,782 2,637,225 22,221,197 26,733,957 Changes in technical provisions (2 45,153) 213 (244,940) (258,353) (1,525) (2 59,878) (1 4,809,989) - (14,809,989) (19,389,279) - (19,389,279) 3,285 4,548 (15,051,644) (19,644,609) Expenses with claims, benefits, redemptions and prize draws (1 ,317,021) 21,382 (1,295,639) (1,253,829) 26,007 (1,227,822) (9 2,423) 3,071 (89,352) (81,284) - (81,284) (2 ,163,769) (2,171,340) (3,548,760) (3,480,446) Selling expenses (1 7,919) 296 (17,623) (59,899) 180 (59,719) (3 ,988) - (3,988) (3,761) - (3,761) (3,751) (4,594) (25,362) (68,074) Other operating revenues and expenses (3 4,123) - (34,123) (75,620) - (75,620) (1 ,142) - (1,142) (3,552) - (3,552) 18,727 13,512 (16,538) (65,660) Total income 3,191,209 1,873 3,193,082 2,804,718 15,660 2,820,378 472,518 (156) 472,362 682,516 (3,757) 678,759 520,304 506,361 4,185,748 4,005,498 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 110 c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 164,971 - 164,971 107,457 - 107,457 373,854 - 373,854 395,863 - 395,863 68,030 27,010 606,855 530,330 Financial revenues 181,556 - 181,556 120,303 - 120,303 16,886,946 - 16,886,946 12,023,481 - 12,023,481 257,967 201,792 17,326,469 12,345,576 Financial expenses (1 6,585) - (16,585) (12,846) - (1 2,846) (1 6,513,092) - (16,513,092) (11,627,618) - (11,627,618) (1 89,937) (1 74,782) (16,719,614) (11,815,246) Operating income 3,026,238 1,873 3,028,111 2,697,261 15,660 2,712,921 98,664 (156) 98,508 286,653 (3,757) 282,896 452,274 479,351 3,578,893 3,475,168 Revenues from premiums and contributions 4,640,454 (20,018) 4,620,436 4,344,962 (9,002) 4,335,960 15,006,206 (3,227) 15,002,979 19,764,529 (3,757) 19,760,772 2,597,782 2,637,225 22,221,197 26,733,957 Changes in technical provisions (2 45,153) 213 (244,940) (258,353) (1,525) (2 59,878) (1 4,809,989) - (14,809,989) (19,389,279) - (19,389,279) 3,285 4,548 (15,051,644) (19,644,609) Expenses with claims, benefits, redemptions and prize draws (1 ,317,021) 21,382 (1,295,639) (1,253,829) 26,007 (1,227,822) (9 2,423) 3,071 (89,352) (81,284) - (81,284) (2 ,163,769) (2,171,340) (3,548,760) (3,480,446) Selling expenses (1 7,919) 296 (17,623) (59,899) 180 (59,719) (3 ,988) - (3,988) (3,761) - (3,761) (3,751) (4,594) (25,362) (68,074) Other operating revenues and expenses (3 4,123) - (34,123) (75,620) - (75,620) (1 ,142) - (1,142) (3,552) - (3,552) 18,727 13,512 (16,538) (65,660) Total income 3,191,209 1,873 3,193,082 2,804,718 15,660 2,820,378 472,518 (156) 472,362 682,516 (3,757) 678,759 520,304 506,361 4,185,748 4,005,498 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 110

Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 111 Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 111

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	01/01 to 12/31/2019				01/01 to 12/31/2018
	Civil	Labor	Other	Total	Total
Opening balance	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	**12,732,945**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	(226,179)	(956,819)	-	(1,182,998)	(1,240,767)
Subtotal	**4,199,841**	**5,864,100**	**573,198**	**10,637,139**	**11,492,178**
Monetary restatement/charges	122,535	1,023,672	-	1,146,207	653,941
Changes in the period reflected in results (Note 10g and 10i)	726,469	3,160,435	402,401	4,289,305	2,723,361
Increase (*)	1,177,293	3,325,126	434,725	4,937,144	3,349,440
Reversal	(450,824)	(164,691)	(32,324)	(647,839)	(626,079)
Payment	(1,631,382)	(2,448,838)	-	(4,080,220)	(4,232,341)
Subtotal	**3,417,463**	**7,599,369**	**975,599**	**11,992,431**	**10,637,139**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	216,209	979,871	-	1,196,080	1,182,998
Closing balance (Note 10d)	**3,633,672**	**8,579,240**	**975,599**	**13,188,511**	**11,820,137**
Closing balance at 12/31/2018	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	

(*) Includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 112

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 12/31/2019			01/01 to 12/31/2018
	Legal obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance	**4,691,011**	**2,101,611**	**6,792,622**	**7,003,159**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(68,178)	(68,178)	(66,190)
Subtotal	**4,691,011**	**2,033,433**	**6,724,444**	**6,936,969**
Monetary restatement / charges	139,906	640,326	780,232	384,233
Changes in the period reflected in results	9,705	832,941	842,646	(259,401)
Increase	200,987	933,661	1,134,648	391,726
Reversal	(191,282)	(100,720)	(292,002)	(651,127)
Payment	(5,913)	(145,202)	(151,115)	(337,357)
Subtotal	**4,834,709**	**3,361,498**	**8,196,207**	**6,724,444**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	69,645	69,645	68,178
Closing balance	**4,834,709**	**3,431,143**	**8,265,852**	**6,792,622**
Closing balance at 12/31/2018	**4,691,011**	**2,101,611**	**6,792,622**	

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,912,705: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671,478;

- CSLL – Isonomy – R$ 1,388,896: the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15% is being challenged. The balance of the court deposit totals R$ 1,378,813;

- PIS and COFINS – Calculation Basis – R$ 639,711: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 610,658.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 113

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,263,722 (R$ 3,879,355 at 12/31/2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251,446 (R$ 176,922 at 12/31/2018). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 28,958,862, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 5,008,643: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,114,848: the deductibility of raising costs (Interbank Deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,307,068: the deductibility of goodwill for future expected profitability on the acquisition of investments; · ISS – Banking Activities – R$ 3,239,142: the levy and/or payment place of ISS for certain banking revenues are discussed; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,198,578: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 1,761,883: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ R$ 1,163,611: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685,400: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 977,517 (R$ 998,575 at 12/31/2018) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 114 c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,263,722 (R$ 3,879,355 at 12/31/2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251,446 (R$ 176,922 at 12/31/2018). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 28,958,862, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 5,008,643: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,114,848: the deductibility of raising costs (Interbank Deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,307,068: the deductibility of goodwill for future expected profitability on the acquisition of investments; · ISS – Banking Activities – R$ 3,239,142: the levy and/or payment place of ISS for certain banking revenues are discussed; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,198,578: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 1,761,883: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ R$ 1,163,611: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685,400: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 977,517 (R$ 998,575 at 12/31/2018) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 114

	12/31/2019				12/31/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,531,763	2,378,124	10,609,880	14,519,767	13,533,752
Quotas	647,507	417,687	82,809	1,148,003	2,169,429
Surety	60,099	63,170	3,100,382	3,223,651	1,879,743
Insurance bond	1,677,765	914,074	12,274,654	14,866,493	12,103,111
Guarantee by government securities	17,156	-	79,039	96,195	538,884
Total	**3,934,290**	**3,773,055**	**26,146,764**	**33,854,109**	**30,224,919**

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 115

Note 10 - Breakdown of accounts a) Other receivables 12/31/2019 12/31/2018 Foreign exchange portfolio (Note 10b) 96,035,978 87,024,800 Deferred tax assets (Note 11b I) 45,933,469 39,871,049 Negotiation and intermediation of securities 26,727,828 15,625,434 Escrow - contingencies, provisions and legal obligations (Note 9e) 14,519,767 13,533,752 Taxes and contributions for offsetting 10,993,144 9,947,534 Operations without credit granting characteristics, net of provisions 3,784,622 3,280,488 Income receivable 3,464,534 3,193,116 Sundry - in Brazil 2,860,605 1,443,989 Receivables from insurance and reinsurance operations 1,346,589 1,255,412 Sundry - foreign 645,554 1,003,800 Net amount receivables from reimbursement of provisions (Note 9d) 977,517 998,575 Post-employment benefits plan assets (Note 16e) 716,967 730,971 Other 2,944,132 2,822,641 Total 210,950,706 180,731,561 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 116 Note 10 - Breakdown of accounts a) Other receivables 12/31/2019 12/31/2018 Foreign exchange portfolio (Note 10b) 96,035,978 87,024,800 Deferred tax assets (Note 11b I) 45,933,469 39,871,049 Negotiation and intermediation of securities 26,727,828 15,625,434 Escrow - contingencies, provisions and legal obligations (Note 9e) 14,519,767 13,533,752 Taxes and contributions for offsetting 10,993,144 9,947,534 Operations without credit granting characteristics, net of provisions 3,784,622 3,280,488 Income receivable 3,464,534 3,193,116 Sundry - in Brazil 2,860,605 1,443,989 Receivables from insurance and reinsurance operations 1,346,589 1,255,412 Sundry - foreign 645,554 1,003,800 Net amount receivables from reimbursement of provisions (Note 9d) 977,517 998,575 Post-employment benefits plan assets (Note 16e) 716,967 730,971 Other 2,944,132 2,822,641 Total 210,950,706 180,731,561 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 116

b) Foreign exchange portfolio

	12/31/2019	12/31/2018
Assets - other receivables (Note 10a)	**96,035,978**	**87,024,800**
Exchange purchase pending settlement – foreign currency	41,854,000	39,138,830
Bills of exchange and term documents – foreign currency	14,134	17,347
Exchange sale rights – local currency	54,423,971	48,144,429
(Advances received) – local currency	(256,127)	(275,806)
Liabilities – other liabilities (Note 2a and Note 10d)	**97,281,347**	**87,658,489**
Exchange sales pending settlement – foreign currency	55,077,425	48,291,740
Liabilities from purchase of foreign currency – local currency	41,999,775	39,164,413
Other	204,147	202,336
Offsetting accounts	**3,200,880**	**2,009,985**
Outstanding import credits – foreign currency	1,640,491	665,306
Confirmed export credits – foreign currency	1,560,389	1,344,679

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 117

c) Prepaid expenses 12/31/2019 12/31/2018 Publicity and advertising 531,131 617,811 Commissions related to software maintenance 528,256 393,675 265,709 259,052 Commissions Related to payroll loans 50,697 60,999 Related to insurance and pension plan 13,557 18,567 Related to vehicle financing 21,203 13,851 Restricted to commissions / partnership agreements 218 958 Other 180,033 164,677 Credit Card Operating Expenses 955,692 157,652 Legal Protection Insurance 116,276 137,954 Municipal Tax 11,068 5,415 Other 536,575 494,278 2,944,706 2,065,836 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 118 c) Prepaid expenses 12/31/2019 12/31/2018 Publicity and advertising 531,131 617,811 Commissions related to software maintenance 528,256 393,675 265,709 259,052 Commissions Related to payroll loans 50,697 60,999 Related to insurance and pension plan 13,557 18,567 Related to vehicle financing 21,203 13,851 Restricted to commissions / partnership agreements 218 958 Other 180,033 164,677 Credit Card Operating Expenses 955,692 157,652 Legal Protection Insurance 116,276 137,954 Municipal Tax 11,068 5,415 Other 536,575 494,278 2,944,706 2,065,836 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 118

d) **Other liabilities - Sundry**

	12/31/2019	12/31/2018
Foreign exchange portfolio (Note 10b)	97,281,347	87,658,489
Payment Transactions	38,565,978	37,520,275
Tax and social security obligations (Note 11c)	18,704,982	15,606,369
Provisions for civil, labor, other risks and tax lawsuits (Note 9b)	16,619,654	13,921,748
Negotiation and intermediation of securities	18,059,617	9,276,665
Collection and payment of taxes and contributions	232,410	316,554
Social and statutory	5,089,028	4,107,611
Transactions related to credit assignments (Note 6f)	2,450,859	3,993,095
Provisions for sundry payments	3,127,126	3,169,142
Sundry creditors - foreign	3,484,088	2,898,490
Sundry creditors - in Brazil	2,220,446	2,508,924
Personnel provision	1,645,552	1,670,502
Funds to be released	1,469,723	1,331,856
Liabilities for official agreements and rendering of payment services	1,113,751	1,155,177
Provision financial guarantees provided (Note 6c)	858,459	1,135,694
Post-employment benefits plan liabilities (Note 16e)	1,800,123	696,644
Other	1,461,896	2,645,479
Total	**214,185,039**	**189,612,714**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 119

e) Banking service fees 01/01 to 01/01 to 12/31/2019 12/31/2018 Credit and debit cards 11,578,049 11,791,376 Asset management 7,663,367 6,407,405 Funds 6,963,508 5,726,474 Cons Consorti ora tia management fee 699,859 680,931 Loan operations and financial guarantees provided 1,769,077 1,827,636 Loan operations 398,967 356,709 Financial guarantees provided 1,370,110 1,470,927 Receipt services 1,833,021 1,772,942 Charge services 1,542,008 1,504,592 Collection services 291,013 268,350 Current account 738,915 703,471 Other 3,540,365 3,276,768 Custody and management of portfolio 499,083 434,058 Economic and financial advisory 1,267,036 791,469 Other services 1,774,246 2,051,241 Total 27,122,794 25,779,598 f) Income related to bank charges 01/01 to 01/01 to 12/31/2019 12/31/2018 Service packages 6,551,750 6,486,447 Credit cards – annual fees and other services 4,018,652 3,840,477 Earnings from securities brokerage 1,241,703 845,051 Loan operations / registration 958,953 839,054 Transfer of funds 444,753 396,554 Deposit account 229,386 213,287 Total 13,445,197 12,620,870 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 120 e) Banking service fees 01/01 to 01/01 to 12/31/2019 12/31/2018 Credit and debit cards 11,578,049 11,791,376 Asset management 7,663,367 6,407,405 Funds 6,963,508 5,726,474 Cons Consorti ora tia management fee 699,859 680,931 Loan operations and financial guarantees provided 1,769,077 1,827,636 Loan operations 398,967 356,709 Financial guarantees provided 1,370,110 1,470,927 Receipt services 1,833,021 1,772,942 Charge services 1,542,008 1,504,592 Collection services 291,013 268,350 Current account 738,915 703,471 Other 3,540,365 3,276,768 Custody and management of portfolio 499,083 434,058 Economic and financial advisory 1,267,036 791,469 Other services 1,774,246 2,051,241 Total 27,122,794 25,779,598 f) Income related to bank charges 01/01 to 01/01 to 12/31/2019 12/31/2018 Service packages 6,551,750 6,486,447 Credit cards – annual fees and other services 4,018,652 3,840,477 Earnings from securities brokerage 1,241,703 845,051 Loan operations / registration 958,953 839,054 Transfer of funds 444,753 396,554 Deposit account 229,386 213,287 Total 13,445,197 12,620,870 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 120

g) Personnel expenses

	01/01 to 12/31/2019	01/01 to 12/31/2018
Compensation	(9,543,285)	(10,153,680)
Employees' profit sharing	(4,754,451)	(4,099,408)
Social benefits	(4,349,231)	(3,798,451)
Charges	(3,276,381)	(3,010,992)
Labor claims and termination of employees	(4,615,847)	(2,397,858)
Training	(177,680)	(252,934)
Share-based payment (Note 13g)	(241,933)	(225,577)
Total (*)	**(26,958,808)**	**(23,938,900)**

(*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385,039.

h) Other administrative expenses

	01/01 to 12/31/2019	01/01 to 12/31/2018
Third-party services	(4,705,443)	(4,542,047)
Data processing and telecommunications	(4,277,821)	(4,273,437)
Installations	(3,277,673)	(3,296,289)
Depreciation and amortization	(2,847,861)	(2,697,196)
Advertising, promotions and publicity	(1,178,502)	(1,316,982)
Financial system services	(752,257)	(756,094)
Security	(743,719)	(754,203)
Transportation	(364,011)	(350,466)
Materials	(329,632)	(328,206)
Travel expenses	(240,194)	(231,913)
Other	(1,169,866)	(1,302,555)
Total	**(19,886,979)**	**(19,849,388)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 121

Other operating expenses i) 01/01 to 01/01 to 12/31/2019 12/31/2018 Selling - credit cards (4,524,680) (3,980,705) Operations without no credit granting characteristics, net of provision (467,125) (1,662,754) Amortization of goodwill (1,239,222) (1,257,584) Provision for lawsuits (Note 9b) (1,959,483) (476,990) Civil (726,469) (318,996) Tax and social security obligations (830,613) 264,519 Other (402,401) (422,513) Claims (522,131) (397,291) Refund of interbank costs (332,969) (290,888) Impairment – Intangible assets (58,248) (167,523) Other (1,794,861) (1,969,905) Total (10,898,719) (10,203,640) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 122 Other operating expenses i) 01/01 to 01/01 to 12/31/2019 12/31/2018 Selling - credit cards (4,524,680) (3,980,705) Operations without no credit granting characteristics, net of provision (467,125) (1,662,754) Amortization of goodwill (1,239,222) (1,257,584) Provision for lawsuits (Note 9b) (1,959,483) (476,990) Civil (726,469) (318,996) Tax and social security obligations (830,613) 264,519 Other (402,401) (422,513) Claims (522,131) (397,291) Refund of interbank costs (332,969) (290,888) Impairment – Intangible assets (58,248) (167,523) Other (1,794,861) (1,969,905) Total (10,898,719) (10,203,640) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 122

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	15.00%
PIS (*)	0.65%
COFINS (*)	4.00%
ISS up to	5.00%

(*) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation:

Due on operations for the period	01/01 to 12/31/2019	01/01 to 12/31/2018
Income before income tax and social contribution	**31,467,333**	**31,791,335**
Charges (income tax and social contribution) at the rates in effect	(12,586,933)	(14,306,101)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	350,877	113,839
Foreign exchange variations on investments abroad	711,312	4,381,007
Interest on capital	3,011,962	3,791,102
Corporate reorganizations (Note 3l)	-	627,739
Dividends and interest on external debt securities	542,832	516,331
Other nondeductible expenses net of non taxable income (*)	(2,155,381)	96,207
Income tax and social contribution expenses	**(10,125,331)**	**(4,779,876)**
Related to temporary differences		
Increase / (reversal) for the period	5,950,261	(1,659,576)
Increase / (reversal) of prior periods	(82,311)	205,075
(Expenses) / Income from deferred taxes	**5,867,950**	**(1,454,501)**
Total income tax and social contribution expenses	**(4,257,381)**	**(6,234,377)**

(*) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 12/31/2019	01/01 to 12/31/2018
PIS and COFINS	(5,467,183)	(4,641,451)
ISS	(1,424,598)	(1,313,975)
Other	(610,195)	(752,639)
Total	**(7,501,976)**	**(6,708,065)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (336,416) (R$ (317,708) from 01/01 to 12/31/2018) and are mainly composed of PIS and COFINS.

III -Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 19b.

The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 123

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets [2]			
	12/31/2019	12/31/2018	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income			**38,296,689**	**(12,812,726)**	**18,687,165**	**44,171,128**
Provision for loan losses	59,790,047	54,895,063	20,813,583	(4,712,145)	9,839,833	25,941,271
Related to tax losses and social contribution loss carryforwards			4,302,570	(2,338,632)	177,766	2,141,704
Provision for profit sharing	5,173,726	4,899,680	1,843,824	(1,843,824)	2,162,020	2,162,020
Provision for devaluation of securities with permanent impairment	3,019,297	3,469,032	1,385,944	(711,251)	683,991	1,358,684
Adjustment to Market Value of Trading Securities and Derivative Financial Instruments	164,232	260,123	115,771	(115,771)	72,637	72,637
Adjustments of operations carried out on the futures settlement market	190,950	244,883	105,210	(105,210)	87,927	87,927
Goodwill on purchase of investments	1,356,128	2,115,757	641,392	(378,368)	89,899	352,923
Provision	14,231,856	11,452,477	4,464,058	(1,551,734)	3,295,653	6,207,977
Civil lawsuits	3,417,506	4,064,822	1,585,884	(651,478)	479,031	1,413,437
Labor claims	7,383,206	5,286,044	2,037,530	(789,591)	2,002,586	3,250,525
Tax and social security obligations	3,431,144	2,101,611	840,644	(110,665)	814,036	1,544,015
Legal liabilities	1,754,702	1,309,964	675,822	(57,049)	104,419	723,192
Provision related to health insurance operations	870,179	856,590	342,636	-	5,436	348,072
Other non-deductible provisions	10,937,903	9,010,886	3,605,879	(998,742)	2,167,584	4,774,721
Reflected in stockholders' equity			**1,574,360**	**(252,097)**	**440,078**	**1,762,341**
Adjustment to market value of available-for-sale securities	106,386	448,729	182,211	(147,408)	11,764	46,567
Cash flow hedge	2,640,953	2,872,208	1,288,953	(104,689)	131,002	1,315,266
Post-employment benefits	891,312	257,989	103,196	-	297,312	400,508
Total [1]	**101,127,671**	**92,093,381**	**39,871,049**	**(13,064,823)**	**19,127,243**	**45,933,469**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**603,475**	**(540,489)**	**-**	**62,986**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,670,300.

For ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 304,184 (R$ 622,112 at 12/31/2018) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 112,369 (R$ 109,487 at 12/31/2018), Administrative Provisions of R$ 65,634 (R$ 34,242 at 12/31/2018), Provisions for Legal, Tax and Social Security Risks of R$ 71,290 (R$ 43,841 at 12/31/2018), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 451 (R$ 101,792 at 12/31/2018), Goodwill on purchase of investments of R$ 183,020 at 12/31/2018, and Provisions for Escrow Accounts of R$ 112,749 at 12/31/2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 124

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**5,532,962**	**(3,300,891)**	**3,245,401**	**5,477,472**
Depreciation in excess – leasing	345,754	(144,088)	-	201,666
Restatement of escrow deposits for legal obligations and provision	1,348,337	(29,487)	211,963	1,530,813
Post-employment benefits	287,361	(56,045)	50,487	281,803
Adjustments to market value of trading securities and derivative financial instruments	2,007,291	(2,007,291)	1,255,758	1,255,758
Adjustments of operations carried out on the future settlement market	1,020,024	(1,020,024)	1,460,419	1,460,419
Taxation of results abroad – capital gains	1,330	(433)	-	897
Other	522,865	(43,523)	266,774	746,116
Reflected in stockholders' equity	**336,833**	**(93,033)**	**572,324**	**816,124**
Adjustments to market value of available-for-sale securities	330,028	(92,676)	569,261	806,613
Post-employment benefits	6,805	(357)	3,063	9,511
Total	**5,869,795**	**(3,393,924)**	**3,817,725**	**6,293,596**

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 205,762 (R$ 38,892 at 12/31/2018) and are basically comprised of Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 5,452 (R$ 3,758 at 12/31/2018), Adjustments to market value of trading securities and derivative financial instruments of R$ 104,024, and Adjustment to market value of available-for-sale securities of R$ 5,519.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 125

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2020 1 4,055,503 32% 1 ,075,869 51% 15,131,372 33% 2 8,166 45% (1,621,567) 26% 1 3,537,971 34% 2021 1 0,707,103 25% 1 47,657 7% 1 0,854,760 24% 2 9,475 47% (651,979) 10% 1 0,232,256 26% 2022 6 ,749,792 15% 3 6,500 2% 6,786,292 15% 5 ,282 8% (468,275) 7% 6,323,299 16% 2023 4,702,677 11% 29,511 1% 4,732,188 10% - 0% (246,647) 4% 4,485,541 11% 2024 1,891,275 4% 417,266 19% 2,308,541 5% - 0% (438,036) 7% 1,870,505 5% after 2024 5,685,415 13% 4 34,901 20% 6 ,120,316 13% 63 0% (2,867,092) 46% 3,253,287 8% Total 43,791,765 100% 2 ,141,704 100% 4 5,933,469 100% 62,986 100% (6,293,596) 100% 39,702,859 100% (*) Present value 4 1,117,484 1,984,692 43,102,176 60,908 (5,658,525) 37,504,559 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605,351 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 126 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2020 1 4,055,503 32% 1 ,075,869 51% 15,131,372 33% 2 8,166 45% (1,621,567) 26% 1 3,537,971 34% 2021 1 0,707,103 25% 1 47,657 7% 1 0,854,760 24% 2 9,475 47% (651,979) 10% 1 0,232,256 26% 2022 6 ,749,792 15% 3 6,500 2% 6,786,292 15% 5 ,282 8% (468,275) 7% 6,323,299 16% 2023 4,702,677 11% 29,511 1% 4,732,188 10% - 0% (246,647) 4% 4,485,541 11% 2024 1,891,275 4% 417,266 19% 2,308,541 5% - 0% (438,036) 7% 1,870,505 5% after 2024 5,685,415 13% 4 34,901 20% 6 ,120,316 13% 63 0% (2,867,092) 46% 3,253,287 8% Total 43,791,765 100% 2 ,141,704 100% 4 5,933,469 100% 62,986 100% (6,293,596) 100% 39,702,859 100% (*) Present value 4 1,117,484 1,984,692 43,102,176 60,908 (5,658,525) 37,504,559 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605,351 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 126

c) Tax and social security obligations 12/31/2019 12/31/2018 Taxes and contributions on income payable 4,995,433 2,560,304 Other Taxes and Contributions payable 2,581,244 2,485,259 Provision for deferred income tax and social contribution (Note 11b II) 6,293,596 5,869,795 Legal liabilities (Note 9b IV) 4,834,709 4,691,011 Total (Note 10d) 18,704,982 15,606,369 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 406,690 (R$ 170,078 at 12/31/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 185,138 (R$ 115,938 at 12/31/2018) and Provision for deferred income tax and social contribution R$ 205,762 (R$ 38,892 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 127 c) Tax and social security obligations 12/31/2019 12/31/2018 Taxes and contributions on income payable 4,995,433 2,560,304 Other Taxes and Contributions payable 2,581,244 2,485,259 Provision for deferred income tax and social contribution (Note 11b II) 6,293,596 5,869,795 Legal liabilities (Note 9b IV) 4,834,709 4,691,011 Total (Note 10d) 18,704,982 15,606,369 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 406,690 (R$ 170,078 at 12/31/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 185,138 (R$ 115,938 at 12/31/2018) and Provision for deferred income tax and social contribution R$ 205,762 (R$ 38,892 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 127

Note 12 – Permanent Assets

a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING (1)

Companies	Functional currency	Balance at 12/31/2018 – Book value – Stockholders' equity	Balance at 12/31/2018 – Book value – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Balance at 12/31/2018 – Book value – Adjustments to investor criteria (2)	Balance at 12/31/2018 – Unrealized results	Balance at 12/31/2018 – Goodwill	Balance at 12/31/2018 – Total	Changes 12/31/2019 – Amortization of goodwill	Changes 12/31/2019 – Dividends paid/accrued (3)	Changes 12/31/2019 – Equity in earnings of subsidiaries – Net Income / (Loss) for the period	Changes 12/31/2019 – Equity in earnings of subsidiaries – Adjustments to investor criteria (2)	Changes 12/31/2019 – Equity in earnings of subsidiaries – Unrealized results and other	Changes 12/31/2019 – Equity in earnings of subsidiaries – Total (4)	Changes 12/31/2019 – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Changes 12/31/2019 – Adjustments in marketable securities of subsidiaries and other	Balance at 12/31/2019	Equity in earnings of subsidiaries from 01/01 to 12/31/2018
In Brazil		**100,750,003**	**810,186**	**762,240**	**(84,365)**	-	**102,238,064**	-	**(22,004,831)**	**24,812,227**	**150,564**	**376**	**24,963,167**	**(202,312)**	**739,712**	**105,733,800**	**18,861,430**
Itaú Unibanco S.A.		85,697,840	814,997	687,089	(40,613)	-	87,159,313	-	(20,504,174)	20,424,670	142,884	(2,786)	20,564,768	(194,124)	425,040	87,450,823	16,309,322
Banco Itaucard S.A.		9,326,105	80	6,303	(38,325)	-	9,294,163	-	(1,141,234)	2,832,049	1,194	(2,009)	2,831,234	(3,740)	221,581	11,202,004	1,302,183
Banco Itaú BBA S.A.		2,155,294	(4,349)	58,209	(5,427)	-	2,203,727	-	(233,857)	854,667	6,129	5,171	865,967	(3,988)	94,102	2,925,951	643,429
Itaú Consult. de Valores Mobiliários e Part. S.A.		2,319,729	(542)	-	-	-	2,319,187	-	(3,292)	326,678	2	-	326,680	(460)	(476)	2,641,639	251,970
Itaú Corretora de Valores S.A.		1,251,029	-	10,639	-	-	1,261,668	-	(122,270)	374,161	355	-	374,516	-	(535)	1,513,379	354,523
Itaú Seguros S.A.		6	-	-	-	-	6	-	(4)	2	-	-	2	-	-	4	3
Foreign		**6,892,999**	**837,501**	-	**(10,571)**	**327,393**	**8,047,322**	**(45,158)**	**(473,597)**	**899,390**	-	**1,817**	**901,207**	**(435,102)**	**43,505**	**8,038,177**	**822,177**
Itaú Corpbanca	Chilean peso	3,231,204	488,128	-	-	327,393	4,046,725	(45,158)	(66,410)	(5,574)	-	35	(5,539)	(144,207)	41,385	3,826,796	32,077
BICSA Holdings, Ltd.	Chilean peso	1,775,118	246,661	-	(10,571)	-	2,011,208	-	-	144,134	-	1,782	145,916	(78,255)	(5)	2,078,864	169,637
Banco Itaú Uruguay S.A.	Uruguayan peso	1,586,997	84,876	-	-	-	1,671,873	-	(244,630)	587,036	-	-	587,036	(181,719)	2,111	1,834,671	461,454
OCA S.A.	Uruguayan peso	299,680	17,836	-	-	-	317,516	-	(162,557)	173,794	-	-	173,794	(30,921)	14	297,846	159,009
Grand total		**107,643,002**	**1,647,687**	**762,240**	**(94,936)**	**327,393**	**110,285,386**	**(45,158)**	**(22,478,428)**	**25,711,617**	**150,564**	**2,193**	**25,864,374**	**(637,414)**	**783,217**	**113,771,977**	**19,683,607**

(1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 53,906 (R$ 124,394 from 01/01 to 12/31/2018) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income;

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 1,900,740 (R$ 9,706,365 from 01/01 to 12/31/2018).

Companies	Capital	Stockholders' equity	Net Income / (Loss) for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Quotas	Equity share in capital 12/31/2019 (%) – Voting	Equity share in capital 12/31/2019 (%) – Share
In Brazil								
Itaú Unibanco S.A.	61,925,426	87,494,218	20,424,670	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,608,000	11,242,337	2,832,049	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490,000	2,926,208	854,667	4,474,435	4,474,436	-	99.99	99.99
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,328,562	2,641,640	326,678	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,513,379	374,161	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	1,438,000	1,388,598	838,894	297	1	-	0.01	0.01
Foreign								
Itaú CorpBanca	9,992,200	15,788,458	(24,830)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, Ltd.	1,333,600	2,087,638	144,134	-	-	330,860,745	99.99	99.99
Banco Itaú Uruguay S.A.	484,914	1,834,670	587,036	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,328	297,846	173,794	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 128

b) Fixed assets for use, goodwill and intangible assets

I) Fixed assets for use

Fixed assets for use	Fixed assets under construction	Real estate for use [1] [2]		Other fixed assets for use					Total
		Land	Buildings	Improvements [2]	Installations for use [2]	Furniture and equipment for use	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**553,851**	**905,877**	**3,041,086**	**2,444,358**	**1,989,243**	**1,145,207**	**7,035,746**	**1,252,778**	**18,368,146**
Acquisitions	473,093	14,454	38,380	60,027	9,628	67,821	868,008	90,386	1,621,797
Disposals	-	(8,030)	(29,591)	(97,129)	(10,234)	(6,843)	(534,184)	(4,770)	(690,781)
Exchange variation	(1,172)	(398)	(5,689)	(16,479)	(6,414)	(11,641)	(33,781)	(1,400)	(76,974)
Transfers	(278,129)	-	107,195	130,198	26,655	-	14,081	-	-
Other	(15,108)	(14,170)	(181,318)	(22,750)	(278,581)	(25,316)	(201,642)	(2,094)	(740,979)
Balance at 12/31/2019	**732,535**	**897,733**	**2,970,063**	**2,498,225**	**1,730,297**	**1,169,228**	**7,148,228**	**1,334,900**	**18,481,209**
Depreciation									
Balance at 12/31/2018	-	-	**(1,928,265)**	**(1,629,792)**	**(1,290,935)**	**(778,916)**	**(5,473,194)**	**(862,403)**	**(11,963,505)**
Depreciation expenses	-	-	(76,455)	(191,667)	(135,505)	(87,447)	(751,872)	(125,555)	(1,368,501)
Disposals	-	-	20,565	93,671	7,556	5,591	483,425	3,573	614,381
Exchange variation	-	-	4,589	8,326	4,408	6,461	20,752	906	45,442
Other	-	-	163,241	20,217	266,394	23,276	155,800	778	629,706
Balance at 12/31/2019	-	-	**(1,816,325)**	**(1,699,245)**	**(1,148,082)**	**(831,035)**	**(5,565,089)**	**(982,701)**	**(12,042,477)**
Impairment									
Balance at 12/31/2018	-	-	-	-	-	-	-	-	-
Increase	-	-	-	-	-	-	(27,066)	-	(27,066)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	-	-	-	-	-	-	**(27,066)**	-	**(27,066)**
Book value									
Balance at 12/31/2019	**732,535**	**897,733**	**1,153,738**	**798,980**	**582,215**	**338,193**	**1,556,073**	**352,199**	**6,411,666**
Balance at 12/31/2018 [3]	**553,851**	**905,877**	**1,112,821**	**814,566**	**698,308**	**366,291**	**1,562,552**	**390,375**	**6,404,641**

(1) Includes amounts pledged in guarantee of voluntary deposits;

(2) Includes the amount of R$ 2,789 at 12/31/2018 related to real estate property pledged;

(3) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 129

II) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,207,941**	**2,498,530**	**5,051,918**	**4,528,509**	**2,306,861**	**25,593,759**
Acquisitions	-	200	789,452	1,187,333	714,665	2,691,650
Disposals	-	(4,282)	(92,872)	-	(129,873)	(227,027)
Exchange variation	(285,032)	22,092	(83,671)	-	6,030	(340,581)
Other	(29,009)	(8,865)	86,393	-	19,804	68,323
Balance at 12/31/2019	**10,893,900**	**2,507,675**	**5,751,220**	**5,715,842**	**2,917,487**	**27,786,124**
Amortization						
Balance at 12/31/2018	**(3,904,790)**	**(842,708)**	**(2,426,963)**	**(1,822,651)**	**(1,004,531)**	**(10,001,643)**
Amortization expenses [3]	(1,276,371)	(215,626)	(665,634)	(674,580)	(329,427)	(3,161,638)
Disposals	-	4,282	28,441	-	129,873	162,596
Exchange variation	111,171	(4,775)	44,618	-	(13,081)	137,933
Other	18,678	10,602	(72,602)	-	(12,916)	(56,238)
Balance at 12/31/2019	**(5,051,312)**	**(1,048,225)**	**(3,092,140)**	**(2,497,231)**	**(1,230,082)**	**(12,918,990)**
Impairment (Note 10i)						
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Increase	-	-	(4,168)	(27,014)	-	(31,182)
Disposals	-	-	58,748	-	-	58,748
Exchange variation	-	-	-	-	-	-
Balance at 12/31/2019	-	-	**(171,171)**	**(369,849)**	-	**(541,020)**
Book value						
Balance at 12/31/2019	**5,842,588**	**1,459,450**	**2,487,909**	**2,848,762**	**1,687,405**	**14,326,114**
Balance at 12/31/2018	**7,303,151**	**1,655,822**	**2,399,204**	**2,363,023**	**1,302,330**	**15,023,530**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 272,855 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (516,380) (R$ (450,083) from 01/01 to 12/31/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 130

Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3 ,267,003,862 32,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Residents in Brazil at 12/31/2019 4 ,931,023,416 1 ,665,657,332 6,596,680,748 65,365,717 Residents abroad at 12/31/2019 2 7,266,943 3 ,180,187,657 3,207,454,600 31,782,283 (1) - 83,614,426 8 3,614,426 (1,819,690) Treasury shares at 12/31/2018 Result of delivery of treasure shares - (25,080,841) (25,080,841) 5 45,594 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274,096) Outstanding shares at 12/31/2019 4 ,958,290,359 4 ,787,311,404 9,745,601,763 4,958,290,359 4,762,230,563 9,720,520,922 Outstanding shares at 12/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / Market value Common Preferred Average cost - 21 .76 Market value at 12/31/2019 32 .03 37.10 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 131 Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3 ,267,003,862 32,372,349 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Residents in Brazil at 12/31/2019 4 ,931,023,416 1 ,665,657,332 6,596,680,748 65,365,717 Residents abroad at 12/31/2019 2 7,266,943 3 ,180,187,657 3,207,454,600 31,782,283 (1) - 83,614,426 8 3,614,426 (1,819,690) Treasury shares at 12/31/2018 Result of delivery of treasure shares - (25,080,841) (25,080,841) 5 45,594 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274,096) Outstanding shares at 12/31/2019 4 ,958,290,359 4 ,787,311,404 9,745,601,763 4,958,290,359 4,762,230,563 9,720,520,922 Outstanding shares at 12/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / Market value Common Preferred Average cost - 21 .76 Market value at 12/31/2019 32 .03 37.10 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 131

b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Breakdown of dividends and interest on capital 12/31/2019 Statutory individual net income 2 6,711,680 Adjustments: (-) Legal reserve - 5% (1,335,584) Dividend calculation basis 2 5,376,096 Minimun mandatory dividend - 25% 6,344,024 Dividends and Interest on Capital Paid / Accrued / Identified 18,777,003 II – Stockholders' yields Gross value WHT (With Gross Net per share (R$) holding tax) Paid / Prepaid 9,274,217 - 9,274,217 Dividends - 11 monthly installments paid in February to December 2019 0.0150 1 ,606,674 - 1,606,674 Dividends - paid on 08/23/2019 0.7869 7 ,667,543 - 7 ,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 5 12,204 (54,905) 4 57,299 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 1 46,170 - 1 46,170 Interest on capital - Credited on December 19, 2019 to be paid until April 30, 2020. 0.0376 366,034 (54,905) 311,129 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,810,778 (765,291) 9,045,487 Total from 01/01 to 12/31/2019 19,597,199 (820,196) 18,777,003 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 2 2,437,426 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 132 b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Breakdown of dividends and interest on capital 12/31/2019 Statutory individual net income 2 6,711,680 Adjustments: (-) Legal reserve - 5% (1,335,584) Dividend calculation basis 2 5,376,096 Minimun mandatory dividend - 25% 6,344,024 Dividends and Interest on Capital Paid / Accrued / Identified 18,777,003 II – Stockholders' yields Gross value WHT (With Gross Net per share (R$) holding tax) Paid / Prepaid 9,274,217 - 9,274,217 Dividends - 11 monthly installments paid in February to December 2019 0.0150 1 ,606,674 - 1,606,674 Dividends - paid on 08/23/2019 0.7869 7 ,667,543 - 7 ,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 5 12,204 (54,905) 4 57,299 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 1 46,170 - 1 46,170 Interest on capital - Credited on December 19, 2019 to be paid until April 30, 2020. 0.0376 366,034 (54,905) 311,129 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,810,778 (765,291) 9,045,487 Total from 01/01 to 12/31/2019 19,597,199 (820,196) 18,777,003 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 2 2,437,426 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 132

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 12/31/2019 12/31/2018 Capital reserves 1,979,021 1,923,056 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,694,404 1,638,439 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 34,846,490 35,379,671 (1) Legal 11,325,776 9,990,192 (2) Statutory 13,709,936 7,891,646 (3) Special profit reserves 9,810,778 17,497,833 Total reserves (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital; (2) Its main purpose is to ensure the remuneration flow to shareholders; (3) Refers to Dividends or Interest on Capital declared after 12/31/2019 and 12/31/2018. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 ITAÚ UNIBANCO HOLDING 26,711,680 21,945,388 1 32,244,227 131,863,081 Amortization of goodwill 5 5,687 2 22,756 (2 57,965) (106,507) Corporate reorganizations (Note 3l) - 1 ,846,293 - - Conversion adjustments of foreign investments (Note 3s) (1 84,728) 9 62,985 1,139 - Foreign exchange variations of investments (4 38) (44,197) - - Hedge of net investments in foreign operations (322,840) 1 ,760,159 1 ,139 - Tax effects – hedge of net investments in foreign operations 138,550 (752,977) - - 26,582,639 2 4,977,422 131,987,401 131,756,574 ITAÚ UNIBANCO HOLDING CONSOLIDATED e) Equity valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 12/31/2019 12/31/2018 Available-for-sale securities 1 ,262,599 1 58,643 Hedge cash flow (1,412,446) (1 ,573,238) Remeasurement of post-employment benefits obligations (1 ,339,113) (1 ,001,152) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (9 45,383) (4 63,182) (*) Equity valuation adjustments (2,434,343) (2 ,878,929) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Results 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Itaú CorpBanca (Note 2c) 9,428,005 10,249,165 15,361 (89,273) Itaú CorpBanca Colombia S.A. (Note 2c) 403,426 1,218,728 (29,484) (13,045) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 487,061 395,742 (139,867) (97,914) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 419,556 388,514 (43,995) (78,755) Other 122,516 114,913 (65,880) (42,631) Total 10,860,564 12,367,062 (263,865) (321,618) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 133 c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 12/31/2019 12/31/2018 Capital reserves 1,979,021 1,923,056 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,694,404 1,638,439 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 34,846,490 35,379,671 (1) Legal 11,325,776 9,990,192 (2) Statutory 13,709,936 7,891,646 (3) Special profit reserves 9,810,778 17,497,833 Total reserves (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital; (2) Its main purpose is to ensure the remuneration flow to shareholders; (3) Refers to Dividends or Interest on Capital declared after 12/31/2019 and 12/31/2018. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 ITAÚ UNIBANCO HOLDING 26,711,680 21,945,388 1 32,244,227 131,863,081 Amortization of goodwill 5 5,687 2 22,756 (2 57,965) (106,507) Corporate reorganizations (Note 3l) - 1 ,846,293 - - Conversion adjustments of foreign investments (Note 3s) (1 84,728) 9 62,985 1,139 - Foreign exchange variations of investments (4 38) (44,197) - - Hedge of net investments in foreign operations (322,840) 1 ,760,159 1 ,139 - Tax effects – hedge of net investments in foreign operations 138,550 (752,977) - - 26,582,639 2 4,977,422 131,987,401 131,756,574 ITAÚ UNIBANCO HOLDING CONSOLIDATED e) Equity valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 12/31/2019 12/31/2018 Available-for-sale securities 1 ,262,599 1 58,643 Hedge cash flow (1,412,446) (1 ,573,238) Remeasurement of post-employment benefits obligations (1 ,339,113) (1 ,001,152) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (9 45,383) (4 63,182) (*) Equity valuation adjustments (2,434,343) (2 ,878,929) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Results 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Itaú CorpBanca (Note 2c) 9,428,005 10,249,165 15,361 (89,273) Itaú CorpBanca Colombia S.A. (Note 2c) 403,426 1,218,728 (29,484) (13,045) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 487,061 395,742 (139,867) (97,914) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 419,556 388,514 (43,995) (78,755) Other 122,516 114,913 (65,880) (42,631) Total 10,860,564 12,367,062 (263,865) (321,618) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 133

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 12/31/2019	01/01 to 12/31/2018
Partner Plan (Note 10g)	(241,933)	(225,577)
Share-based plan	(384,422)	(377,151)
Total	**(626,354)**	**(602,728)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days. The calculation takes place on the seventh business day prior to the grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 12/31/2019	01/01 to 12/31/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(2,035,504)	(518,195)
Closing balance	**39,305,211**	**48,871,182**
Weighted average of remaining contractual life (years)	**1.59**	**2.52**
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 134

II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 9,794,250 10,552,225 Delivered (14,237,280) (16,611,521) Cancelled (352,181) (154,532) Closing balance 20,220,934 25,016,145 Market value weighted average (R$) 37.55 34.04 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (72,318) 2 4.36 (3 52,085) 2 9.29 Exercised (3 ,017,281) 22.68 (21,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3 ,089,599 22.11 14.47 - 29.51 Range of exercise prices 22.95 Weighted average of the remaining contractual life (in years) - 0 .99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 135 II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 9,794,250 10,552,225 Delivered (14,237,280) (16,611,521) Cancelled (352,181) (154,532) Closing balance 20,220,934 25,016,145 Market value weighted average (R$) 37.55 34.04 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (72,318) 2 4.36 (3 52,085) 2 9.29 Exercised (3 ,017,281) 22.68 (21,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3 ,089,599 22.11 14.47 - 29.51 Range of exercise prices 22.95 Weighted average of the remaining contractual life (in years) - 0 .99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 135

Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.; (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 136 Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.; (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 136

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Interbank investments 5 1,077,604 6 5,240,899 3,185,811 4,593,298 1,000,168 - 58,078 - Itaú Unibanco S.A. 4.40% 6,723,949 26,894,638 909,495 2,506,220 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 11,165,309 10,733,342 660,928 6 12,235 - - - - Itaú Unibanco S.A. Nassau Branch 2.66% to 6.20% 3 3,188,346 2 7,612,919 1,615,388 1 ,474,843 - - - - 4.40% Other - - - - 1,000,168 - 58,078 - Loans - - - - 8 3,111 1 44,116 5 ,672 187,030 2.35% to 6% / 2% + CDI Alpargatas S.A. - - - - 30,443 4 9,195 1,015 2,773 113% CDI Other - - - - 52,668 94,921 4 ,657 1 84,257 Derivative financial instruments - assets and liabilities - 2,639,985 (571,580) 2,498,510 98,766 - - (138,321) Investment funds - 2,639,985 (571,580) 2 ,498,510 98,766 - - - Other - - - - - - - (1 38,321) Deposits - (1 3,366,777) (160,508) (4 69,617) - (69,647) (1,116) (9 ,886) Itaú Unibanco S.A. Nassau Branch - (1 3,366,777) (1 60,508) (469,617) - - - Olímpia Promoção e Serviços S.A. - - - - - - (1,116) (9 49) Other - - - - - (69,647) - (8,937) Deposits received under securities repurchase agreements - - - (2 ,105) (3 73,240) (2 9,581) (1 4,634) (1 ,880) 76% to 97.50% CDI Duratex S.A. - - - - (4 2,740) (19,328) (2,337) (1,196) 75% to 96% CDI / 3.75% Other - - - (2 ,105) (3 30,500) (1 0,253) (1 2,297) (684) Amounts receivable from (payable to) related companies / Banking service fees and other administrative (expenses) (3 5,317) (12,311) 664 (8,148) (1 51,032) (126,786) 3 ,459 5 0,220 Banco Itaú BBA S.A. - - (3 ,823) - - - - - ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (4 5,943) (3 4,390) 7,310 4,404 Itaú Unibanco Foundation - Supplementary Pensions - - - - (9 2,899) (98,214) 42,517 50,969 Itaú Corretora de Valores S.A. (7 77) (4 91) (7,530) (5 ,284) - - - - Itaú Unibanco S.A. Nassau Branch (3 4,541) (1 1,825) 1 2,017 5,081 - - - - Itaúsa Investimentos Itaú S.A. - - - - 567 314 (2 7,804) 5,781 Olímpia Promoção e Serviços S.A. - - - - (5,248) (3 ,018) (3 0,882) (24,786) Other 1 5 - (7,945) (7 ,509) 8,522 1 2,318 13,852 Rent revenues (expenses) - - (4 16) (3 67) - - (3 9,411) (45,968) FUNBEP - Multisponsored Association - - - - - - (6 ,076) (7 ,373) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (32,063) (36,075) Itaú Rent Administração e Participações Ltda. - - (5 5) (93) - - - - Itaú Seguros S.A. - - (361) (2 74) - - - - Other - - - - - - (1,272) (2 ,520) Donation expenses - - - - - - (35,000) (94,944) Itaú para Educação e Cultura Foundation - - - - - - (35,000) (9 4,944) Sponsorship expenses - - - - 2 8,642 - (1 5,262) (3 1,970) Itaú Cubo Coworking Association - - - - 28,642 - (14,062) (31,050) Itaú Viver Mais Association - - - - - - (1,200) (920) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED, present the amounts of Assets R$ 48,553 and Revenues R$ 7,382; and Liabilities R$ (5,757,790) and Expenses R$ (35,008) (R$ 31,536, R$ 1,796, R$ (4,390,939), R$ (16,412) from 01/01 to 12/31/2018, respectively). In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (8,143) (R$ (8,239) from 01/01 to 12/31/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 137 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Interbank investments 5 1,077,604 6 5,240,899 3,185,811 4,593,298 1,000,168 - 58,078 - Itaú Unibanco S.A. 4.40% 6,723,949 26,894,638 909,495 2,506,220 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 11,165,309 10,733,342 660,928 6 12,235 - - - - Itaú Unibanco S.A. Nassau Branch 2.66% to 6.20% 3 3,188,346 2 7,612,919 1,615,388 1 ,474,843 - - - - 4.40% Other - - - - 1,000,168 - 58,078 - Loans - - - - 8 3,111 1 44,116 5 ,672 187,030 2.35% to 6% / 2% + CDI Alpargatas S.A. - - - - 30,443 4 9,195 1,015 2,773 113% CDI Other - - - - 52,668 94,921 4 ,657 1 84,257 Derivative financial instruments - assets and liabilities - 2,639,985 (571,580) 2,498,510 98,766 - - (138,321) Investment funds - 2,639,985 (571,580) 2 ,498,510 98,766 - - - Other - - - - - - - (1 38,321) Deposits - (1 3,366,777) (160,508) (4 69,617) - (69,647) (1,116) (9 ,886) Itaú Unibanco S.A. Nassau Branch - (1 3,366,777) (1 60,508) (469,617) - - - Olímpia Promoção e Serviços S.A. - - - - - - (1,116) (9 49) Other - - - - - (69,647) - (8,937) Deposits received under securities repurchase agreements - - - (2 ,105) (3 73,240) (2 9,581) (1 4,634) (1 ,880) 76% to 97.50% CDI Duratex S.A. - - - - (4 2,740) (19,328) (2,337) (1,196) 75% to 96% CDI / 3.75% Other - - - (2 ,105) (3 30,500) (1 0,253) (1 2,297) (684) Amounts receivable from (payable to) related companies / Banking service fees and other administrative (expenses) (3 5,317) (12,311) 664 (8,148) (1 51,032) (126,786) 3 ,459 5 0,220 Banco Itaú BBA S.A. - - (3 ,823) - - - - - ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (4 5,943) (3 4,390) 7,310 4,404 Itaú Unibanco Foundation - Supplementary Pensions - - - - (9 2,899) (98,214) 42,517 50,969 Itaú Corretora de Valores S.A. (7 77) (4 91) (7,530) (5 ,284) - - - - Itaú Unibanco S.A. Nassau Branch (3 4,541) (1 1,825) 1 2,017 5,081 - - - - Itaúsa Investimentos Itaú S.A. - - - - 567 314 (2 7,804) 5,781 Olímpia Promoção e Serviços S.A. - - - - (5,248) (3 ,018) (3 0,882) (24,786) Other 1 5 - (7,945) (7 ,509) 8,522 1 2,318 13,852 Rent revenues (expenses) - - (4 16) (3 67) - - (3 9,411) (45,968) FUNBEP - Multisponsored Association - - - - - - (6 ,076) (7 ,373) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (32,063) (36,075) Itaú Rent Administração e Participações Ltda. - - (5 5) (93) - - - - Itaú Seguros S.A. - - (361) (2 74) - - - - Other - - - - - - (1,272) (2 ,520) Donation expenses - - - - - - (35,000) (94,944) Itaú para Educação e Cultura Foundation - - - - - - (35,000) (9 4,944) Sponsorship expenses - - - - 2 8,642 - (1 5,262) (3 1,970) Itaú Cubo Coworking Association - - - - 28,642 - (14,062) (31,050) Itaú Viver Mais Association - - - - - - (1,200) (920) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED, present the amounts of Assets R$ 48,553 and Revenues R$ 7,382; and Liabilities R$ (5,757,790) and Expenses R$ (35,008) (R$ 31,536, R$ 1,796, R$ (4,390,939), R$ (16,412) from 01/01 to 12/31/2018, respectively). In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (8,143) (R$ (8,239) from 01/01 to 12/31/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 137

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 12/31/2019 12/31/2018 Fees (499,040) (480,821) Profit sharing (363,448) (257,918) Post-employment benefits (5,677) (8,691) Share-based payment plan (223,737) (212,066) (959,496) Total (1,091,902) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 138 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 12/31/2019 12/31/2018 Fees (499,040) (480,821) Profit sharing (363,448) (257,918) Post-employment benefits (5,677) (8,691) Share-based payment plan (223,737) (212,066) (959,496) Total (1,091,902) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 138

Note 15 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		12/31/2019		12/31/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Interbank investments	(a)(b)	232,362,309	232,401,660	304,746,658	304,836,771
Securities	(c)				
Adjustment of available-for-sale securities		163,510,169	163,510,169	101,613,764	101,613,764
Adjustment of held-to-maturity securities		36,105,859	39,214,614	40,516,259	41,658,562
Derivative financial instruments - Assets	(c)	41,676,492	41,676,492	23,471,703	23,471,703
Loan, lease and other credit operations	(d)	543,270,367	552,540,783	498,220,864	504,595,076
Deposits	(b)	507,060,356	507,111,149	463,424,377	463,485,592
Deposits received under securities repurchase agreements	(a)	269,838,169	269,838,169	343,236,462	343,236,462
Funds from acceptance and issuance of securities	(b)	143,568,500	143,662,641	111,565,922	111,670,717
Borrowings and onlendings	(b)	76,392,596	76,479,361	67,947,192	68,084,623
Derivative financial instruments - Liabilities	(c)	47,814,537	47,814,537	27,485,012	27,485,012
Subordinated debt	(b)	59,461,765	61,427,971	49,312,724	49,546,979

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements** - The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives** - Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined based on mathematical models, such as Black&Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits** – Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 139

Note 16 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Supplementary Pension - FIU	Supplementary retirement plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev benefit plan	
	002 benefit plan	
	Prebeg benefit plan	
	UBB PREV defined benefit plan	
	Benefit Plan II	
	Itaulam basic plan	
	Main Retirement Plan Itaú Unibanco	
	Itaú Defined Benefit Plan	
	REDECARD Retirement Plan	
	ITAUCARD Retirement Defined Benefit Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	REDECARD Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Supplementary Retirement Plan Itaú Unibanco	
	Itaú Defined Contribution Plan	
	Supplementary Retirement Plan REDECARD	
	ITAUCARD Supplementary Retirement Plan	
FUNBEP Multisponsored Pension Fund	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2019	12/31/2018
Discount rate [(1)]	7.64% p.a.	9.72% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover [(3)]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used;

(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables;

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Fixed income securities	**20,671,782**	**18,064,771**	**90.93%**	**96.05%**
Quoted in an active market	20,366,180	17,774,647	89.59%	94.51%
Non quoted in an active market	305,602	290,124	1.34%	1.54%
Variable income securities	**1,391,513**	**24,323**	**6.12%**	**0.13%**
Quoted in an active market	1,383,972	17,765	6.09%	0.09%
Non quoted in an active market	7,541	6,558	0.03%	0.04%
Structured investments	**65,312**	**59,140**	**0.29%**	**0.31%**
Quoted in an active market	65	615	0.00%	0.01%
Non quoted in an active market	65,247	58,525	0.29%	0.30%
Real estate	**529,482**	**577,908**	**2.33%**	**3.07%**
Loans to participants	**74,101**	**82,159**	**0.33%**	**0.44%**
Total	**22,732,190**	**18,808,301**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,678 (R$ 10,689 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 445,299 (R$ 486,797 at 12/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732,190	1,475,376	-	24,207,566
2 - Actuarial liabilities	(19,712,785)	-	(967,555)	(20,680,340)
3 - Asset restriction (*)	(3,761,470)	(848,912)	-	(4,610,382)
4 - Net amount recognized in the balance sheet (1+2+3)	**(742,065)**	**626,464**	**(967,555)**	**(1,083,156)**
Amount recognized in Assets (Note 10a)	90,503	626,464	-	716,967
Amount recognized in Liabilities (Note 10d)	(832,568)	-	(967,555)	(1,800,123)

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808,301	1,603,560	-	20,411,861
2 - Actuarial liabilities	(15,492,982)	-	(281,933)	(15,774,915)
3 - Asset restriction (*)	(3,664,329)	(938,290)	-	(4,602,619)
4 - Net amount recognized in the balance sheet (1+2+3)	**(349,010)**	**665,270**	**(281,933)**	**34,327**
Amount recognized in Assets (Note 10a)	65,701	665,270	-	730,971
Amount recognized in Liabilities (Note 10d)	(414,711)	-	(281,933)	(696,644)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 142

f) Change in the net amount recognized in the balance sheet:

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**
Amounts recognized in income (1+2+3)	**1,769,335**	**(1,513,816)**	**(355,432)**	**(99,913)**	**151,458**	**(91,202)**	**60,256**	**(459,155)**	**(498,812)**
1 - Cost of current service	-	(74,686)	-	(74,686)	-	-	-	-	(74,686)
2 - Cost of past service	-	-	-	-	-	-	-	(418,495)	(418,495)
3 - Net interest [1]	1,769,335	(1,439,130)	(355,432)	(25,227)	151,458	(91,202)	60,256	(40,660)	(5,631)
Amounts recognized in stockholders´ equity (4+5+6)	**3,238,623**	**(3,883,604)**	**258,291**	**(386,690)**	**(177,578)**	**180,580**	**3,002**	**(261,442)**	**(645,130)**
4 - Effects on asset ceiling	-	-	384,042	384,042	-	176,307	176,307	-	560,349
5 - Remeasurements [2] [3]	3,244,618	(3,907,087)	(125,751)	(788,220)	(177,578)	4,273	(173,305)	(261,442)	(1,222,967)
6 - Exchange variation	(5,995)	23,483	-	17,488	-	-	-	-	17,488
Other (7+8+9+10)	**(1,084,069)**	**1,177,617**	**-**	**93,548**	**(102,064)**	**-**	**(102,064)**	**34,975**	**26,459**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,177,617)	1,177,617	-	-	-	-	-	34,975	34,975
9 - Contributions and investments from sponsor	84,043	-	-	84,043	(102,064)	-	(102,064)	-	(18,021)
10 - Contributions from parcipants	9,505	-	-	9,505	-	-	-	-	9,505
Amounts at end of the period	**22,732,190**	**(19,712,785)**	**(3,761,470)**	**(742,065)**	**1,475,376**	**(848,912)**	**626,464**	**(967,555)**	**(1,083,156)**

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,243**	**(14,490,671)**	**(3,217,227)**	**(119,655)**	**1,633,689**	**(911,929)**	**721,760**	**(256,723)**	**345,382**
Amounts recognized in income (1+2+3)	**1,700,057**	**(1,454,734)**	**(321,121)**	**(75,798)**	**157,215**	**(89,691)**	**67,524**	**(24,873)**	**(33,147)**
1 - Cost of current service	-	(69,421)	-	(69,421)	-	-	-	-	(69,421)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,700,057	(1,385,313)	(321,121)	(6,377)	157,215	(89,691)	67,524	(24,873)	36,274
Amounts recognized in stockholders´ equity (4+5+6)	**580,254**	**(687,841)**	**(125,981)**	**(233,568)**	**(101,810)**	**63,330**	**(38,480)**	**(19,420)**	**(291,468)**
4 - Effects on asset ceiling	-	-	(125,848)	(125,848)	-	63,330	63,330	-	(62,518)
5 - Remeasurements [2] [3]	566,011	(683,298)	(133)	(117,420)	(101,810)	-	(101,810)	(19,420)	(238,650)
6 - Exchange variation	14,243	(4,543)	-	9,700	-	-	-	-	9,700
Other (7+8+9+10)	**(1,060,253)**	**1,140,264**	**-**	**80,011**	**(85,534)**	**-**	**(85,534)**	**19,083**	**13,560**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140,264)	1,140,264	-	-	-	-	-	19,083	19,083
9 - Contributions and investments from sponsor	68,874	-	-	68,874	(85,534)	-	(85,534)	-	(16,660)
10 - Contributions from parcipants	11,137	-	-	11,137	-	-	-	-	11,137
Amounts at end of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**

(1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 5,013,953 (R$ 2,265,849 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 143

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Pension plan - FIU	51,713	44,738	58,081
Pension plan - FUNBEP	4,778	8,271	10,793
Total	**56,491**	**53,009**	**68,874**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837,139	865,607	893,680	921,530	951,932	5,189,977
Pension plan - FUNBEP	10.69	425,160	439,379	454,471	468,687	483,481	2,582,188
Other post-employment benefits	9.25	25,625	25,762	25,836	25,807	25,793	126,366
Total		**1,287,923**	**1,330,748**	**1,373,988**	**1,416,023**	**1,461,207**	**7,898,531**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV retirement plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Interest rate						
Increase by 0.5%	(977,005)	-	319,223	(36,487)	-	36,487
Decrease by 0.5%	1,104,065	-	(420,611)	41,457	-	(41,457)
Mortality rate						
Increase by 5%	(258,124)	-	87,707	(13,489)	-	13,489
Decrease by 5%	356,606	-	(93,629)	16,594	-	(16,594)
Medical inflation						
Increase by 1%	-	-	-	87,425	-	(87,425)
Decrease by 1%	-	-	-	(69,092)	-	69,092

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 144

Note 17 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, New York Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 12/31/2019	01/01 to 12/31/2018
Foreign branches	1,905,006	1,433,191
Latin America consolidated	1,786,201	1,492,972
Other foreign companies	733,709	2,224,506
Foreign consolidated	4,325,025	5,116,046

Note 18 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 145

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 146 Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 146

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and derivative financial instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 147 The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and derivative financial instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 147

· Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At December 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 278.3 million, a reduction in relation to the same period of the previous year (R$ 381.5 million at December 31, 2018), due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 148 · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At December 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 278.3 million, a reduction in relation to the same period of the previous year (R$ 381.5 million at December 31, 2018), due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 148

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 149 The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 149

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Reference Equity

	12/31/2019	12/31/2018
Stockholders' equity attributable to controlling interests	131,987,401	131,756,574
Non-controlling interests	11,110,317	12,276,180
Change in interest in subsidiaries in a capital transaction	258,413	98,028
Consolidated stockholders' equity (BACEN)	**143,356,131**	**144,130,782**
Common Equity Tier I prudential adjustments	(26,027,693)	(20,772,746)
Common Equity Tier I	**117,328,438**	**123,358,036**
Instruments Eligible to comprise Additional Tier I	11,265,687	7,701,570
Additional Tier I Prudential Adjustments	102,273	94,858
Additional Tier I Capital	**11,367,960**	**7,796,428**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**128,696,398**	**131,154,464**
Instruments Eligible to comprise Tier II	11,833,538	15,778,051
Tier II Prudential Adjustments	65,570	95,620
Tier II	**11,899,108**	**15,873,671**
Referential Equity (Tier I + Tier II)	**140,595,506**	**147,028,135**

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II - Capital requirements in place and in progress

The minimum capital requirements are expressed as ratios obtained from the ratio between available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As From January 1st,	
	2018	**2019** (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019;

(2) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of an increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced;

(3) Calculation of $ACP_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	12/31/2019	12/31/2018
Credit risk (RWA_{CPAD})(1)	784,730,173	714,968,649
Market risk (RWA_{MINT})(2)	25,001,512	30,270,332
Operational risk ($RWAP_{OPAD}$)(3)	81,567,796	72,833,292
Total risk-weighted assets	**891,299,481**	**818,072,273**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

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The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	12/31/2019	12/31/2018
Marketable securities	54,714,851	40,275,550
Loan operations – Retail	139,522,361	124,356,449
Loan operations – Non-retail	274,324,348	256,957,970
Joint Liabilities - Retail	149,827	140,492
Joint Liabilities - Non-Retail	45,657,078	43,288,454
Loan commitments – Retail	37,699,725	33,871,034
Loan commitments – Non-retail	11,138,330	10,673,277
Derivatives – Future potential gain	4,786,916	4,193,025
Inermediation	2,422,191	3,330,357
Other exposures	214,314,546	197,882,041
Total	**784,730,173**	**714,968,649**

Market Risk

	12/31/2019	12/31/2018
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**28,328,316**	**37,837,915**
Operations subject to interest rate variation	**24,723,563**	**30,286,017**
Fixed rate denominated in reais	5,272,863	2,025,961
Foreign exchange coupons	13,118,050	19,633,121
Price index coupon	6,332,650	8,626,934
Interest rate coupon	-	1
Operations subject to commodity price variation	**1,086,950**	**389,398**
Operations subject to stock price variation	**1,162,438**	**361,948**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**1,355,365**	**6,800,552**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) (*) (a)	**22,662,652**	**30,270,332**
Market Risk Weighted Assets calculated based on internal methodology (b)	**25,001,512**	**22,871,345**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(3,326,803)**	**(7,567,583)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**25,001,512**	**30,270,332**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	12/31/2019	12/31/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,567,796**	**72,833,292**
Retail	14,004,921	12,822,246
Commercial	27,536,488	26,214,251
Corporate finance	2,745,850	2,697,347
Negotiation and sales	15,430,020	11,736,501
Payments and settlement	8,801,856	8,281,707
Financial agent services	4,641,477	4,342,495
Asset management	8,100,501	6,714,978
Retail brokerage	306,683	23,767

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IV – Capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 15.8% at December 31, 2019, 2.2 p.p. lower than at December 31, 2018, mainly due to the provision for interest on own capital and dividends, and increase in risk-weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 69,291,547, well above the ACP of R$ 31,195,482, and generously covered by available capital.

	12/31/2019				12/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	40,108,477	117,328,438	4.5%	13.2%	36,813,252	123,358,036	4.5%	15.1%
Additional Tier I Capital	-	11,367,960	-	-	-	7,796,428	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**53,477,969**	**128,696,398**	**6.0%**	**14.4%**	**49,084,336**	**131,154,464**	**6.0%**	**16.0%**
Tier II	-	11,899,108	-	-	-	15,873,671	-	-
Referential Equity (Tier I + Tier II)	**71,303,959**	**140,595,506**	**8.0%**	**15.8%**	**70,558,733**	**147,028,135**	**8.625%**	**18.0%**
Amount Required for Additional Capital Buffers (ACP)	31,195,482		3.5%		19,429,216		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2019 , fixed assets ratio reached 27.9%, showing a surplus of R$ 31,103,614.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations , section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 153

Note 19 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	12/31/2019	12/31/2018
Permanent foreign investments	78,229,645	68,051,814
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(145,611,014)	(123,428,895)
Net foreign exchange position	**(67,381,369)**	**(55,377,081)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **Constitutional Amendment (EC) nº 103/2019**

Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date.

The effects of tax credits are reflected in Note 11 – Taxes.

e) **Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda.**

On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP's total voting capital for approximately R$ 293 million, then holding the company's control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING CONSOLIDATED will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP's capital.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

f) **Subsequent Event**

Issue of Senior Notes

In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%.

The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations.

The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America.

ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 | 154

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND SEMESTER OF 2019. The Audit Committee (Committee) is a statutory body reporting directly to the Board of Directors (Board) and functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six independent, effective members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, and the activities carried out by the internal audit and the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support departments, on the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal control activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal control over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Structure of Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the departments responsible for the management and coordination of internal controls and operational risk, compliance, corporate security and for the businesses, at which the Committee was informed about significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk and capital management systems, about processes by which Management to verifies compliance with legal and regulatory provisions and internal regulations, including those associated with environmental and social risk, as well as about the evolution of the risk appetite governance and risk culture. The Operational Risk and Compliance Executive Board (DEROC) submitted to the Committee its planning of activities for 2020. The Committee carried out the formal annual appraisal of this Board’s work. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 155 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND SEMESTER OF 2019. The Audit Committee (Committee) is a statutory body reporting directly to the Board of Directors (Board) and functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six independent, effective members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, and the activities carried out by the internal audit and the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support departments, on the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal control activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal control over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Structure of Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the departments responsible for the management and coordination of internal controls and operational risk, compliance, corporate security and for the businesses, at which the Committee was informed about significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk and capital management systems, about processes by which Management to verifies compliance with legal and regulatory provisions and internal regulations, including those associated with environmental and social risk, as well as about the evolution of the risk appetite governance and risk culture. The Operational Risk and Compliance Executive Board (DEROC) submitted to the Committee its planning of activities for 2020. The Committee carried out the formal annual appraisal of this Board’s work. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 155

Independent Auditor - There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, matters for attention, and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements and financial reports. Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The Committee required the independent auditor to provide information about their system for reviewing the quality of the audit work and about the results of the quality reviews carried out internally by PwC, peers and regulators. In the six-month period, the Committee submitted the policy and procedures to be followed when engaging services of the independent auditor of the Conglomerate to the approval of the Board. The Committee led the selection process for the independent auditor for 2020 presenting to the Board its recommendation to reappoint PwC as independent auditor of Itaú Unibanco Holding S.A and its main subsidiaries. Internal Audit – There were monthly meetings with the Internal Audit Executive Officer and with the three Internal Audit Officers to monitor the implementation of the audit plan and its proposed changes, the results of the work undertaken, the reports issued, conclusions and recommendations. The Committee approved the proposals presented by Internal Audit for the review of its structure and its work approach, which were taken into account in preparing the audit plan for 2020, and analyzed the internal audit policy, reviewing its content and resolving upon its approval. As part of its duties, the Committee carried out the formal annual appraisal of Internal Audit. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the management report and the report of the independent auditor were presented by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing, and with the Finance department about significant accounting issues. The Committee also monitored the preparation and the disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by the Finance area of the control environment and development of processes related to IFRS 9 – Financial Instruments, and the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of businesses and support departments to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended June 30, 2019. Regulators - The Committee was informed about the results of inspections and observations of the different regulators and about management’s response. It also received information from Internal Audit and the Compliance department about the follow-up on the points raised by regulators in Brazil and in foreign units. Meetings with representatives of the Banking Supervision Department and of the Conduct Supervision Department of the Central Bank of Brazil were held. The Committee was informed about the regulatory and ruling changes in progress. Anti-Money Laundering and Fraud Prevention – Meetings were held with the departments responsible for those matters in order to present the relevant risk indicators and how the most relevant events were treated. Internal Audit and the Credit Risk, Modeling and Anti-Money Laundering Department (DRCM-PLD) presented to the Committee the anti-money laundering coverage in Brazil and in foreign units. The Inspector Office activities associated with prevention of internal and external fraud were accompanied. In the event of complaints or public information, the Committee, when it is deemed appropriate, requests Internal Audit to perform investigations through formal requests and, as the case may be, the minimum procedures expected in the investigation. Business and Products – Meetings were held with executives responsible for the business and products departments for presentation of the governance and risk management structures. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 156 Independent Auditor - There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, matters for attention, and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements and financial reports. Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The Committee required the independent auditor to provide information about their system for reviewing the quality of the audit work and about the results of the quality reviews carried out internally by PwC, peers and regulators. In the six-month period, the Committee submitted the policy and procedures to be followed when engaging services of the independent auditor of the Conglomerate to the approval of the Board. The Committee led the selection process for the independent auditor for 2020 presenting to the Board its recommendation to reappoint PwC as independent auditor of Itaú Unibanco Holding S.A and its main subsidiaries. Internal Audit – There were monthly meetings with the Internal Audit Executive Officer and with the three Internal Audit Officers to monitor the implementation of the audit plan and its proposed changes, the results of the work undertaken, the reports issued, conclusions and recommendations. The Committee approved the proposals presented by Internal Audit for the review of its structure and its work approach, which were taken into account in preparing the audit plan for 2020, and analyzed the internal audit policy, reviewing its content and resolving upon its approval. As part of its duties, the Committee carried out the formal annual appraisal of Internal Audit. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the management report and the report of the independent auditor were presented by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing, and with the Finance department about significant accounting issues. The Committee also monitored the preparation and the disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by the Finance area of the control environment and development of processes related to IFRS 9 – Financial Instruments, and the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of businesses and support departments to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended June 30, 2019. Regulators - The Committee was informed about the results of inspections and observations of the different regulators and about management’s response. It also received information from Internal Audit and the Compliance department about the follow-up on the points raised by regulators in Brazil and in foreign units. Meetings with representatives of the Banking Supervision Department and of the Conduct Supervision Department of the Central Bank of Brazil were held. The Committee was informed about the regulatory and ruling changes in progress. Anti-Money Laundering and Fraud Prevention – Meetings were held with the departments responsible for those matters in order to present the relevant risk indicators and how the most relevant events were treated. Internal Audit and the Credit Risk, Modeling and Anti-Money Laundering Department (DRCM-PLD) presented to the Committee the anti-money laundering coverage in Brazil and in foreign units. The Inspector Office activities associated with prevention of internal and external fraud were accompanied. In the event of complaints or public information, the Committee, when it is deemed appropriate, requests Internal Audit to perform investigations through formal requests and, as the case may be, the minimum procedures expected in the investigation. Business and Products – Meetings were held with executives responsible for the business and products departments for presentation of the governance and risk management structures. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 156

Information Security – The Committee monitored data protection activities, including the implementation plan to adequate the Conglomerate to the requirements of the General Personal Data Protection Act (LGPD), as well as actions adopted by Information Technology and discussion with Internal Audit about the approach and coverage panel regarding information security and cyber security related topics. International Units – The Committee monitored the aspects of risk management by the foreign units especially focused on those that may cause a reputational impact to the Conglomerate, such as information security and anti-money laundering. In particular, made recommendations and monitored the governance model of those risks by the headquarter. The Committee requested information about the monitoring of market, credit and liquidity risk indicators by the headquarter, taking into account the political and economic scenario of certain countries in Latin America. Additionally, it monitored the activities carried out by the Audit Committees of those units, including holding meetings with Internal Audit and PwC about how the performance of those committees complies with the policies of the Holding and in-person meetings in São Paulo with chairmen of audit committees of selected units. Members of the Committee visited several units holding meetings with the business and support departments, local audit committees, Internal Audit, Internal Control department and representatives of local regulators. Members of the Committee act as effective members or as observers or guests in audit committees of foreign units. Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including the attendance of its Chairman as an observer at the meetings held by this committee. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council over the year. In complying with its duties, the Committee held meetings with the Corporate Compliance Office (DCC) to: (i) monitor the performance of the Integrity and Ethics Program -2019, including analyzing the indicators and the plan for 2020 in Brazil and in the foreign units; and (ii) supervising the Corporate Program for Prevention of Illegal Acts based on information provided by the Compliance, as well as from other mechanisms at its disposal. It is worth mentioning the renewal of the Pro Ethics seal for 2018/2019. To undertake the activities and perform the procedures described above, the Committee convened on 27 days between August 19, 2019 and February 6, 2020, totaling 132 meetings duly documented in minutes. In 2019, the members of the Committee took part in training activities, lectures and update programs about topics related to its activities. While carrying out its activities, the Committee did not become aware of any breach of the terms of the Transactions with Related Parties Policy which should require its review. In addition, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards or of internal control, accounting or audit errors that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: · The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and · The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate, no situation having been identified that could impair the objectivity and the independence of the Independent Auditor. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 157 Information Security – The Committee monitored data protection activities, including the implementation plan to adequate the Conglomerate to the requirements of the General Personal Data Protection Act (LGPD), as well as actions adopted by Information Technology and discussion with Internal Audit about the approach and coverage panel regarding information security and cyber security related topics. International Units – The Committee monitored the aspects of risk management by the foreign units especially focused on those that may cause a reputational impact to the Conglomerate, such as information security and anti-money laundering. In particular, made recommendations and monitored the governance model of those risks by the headquarter. The Committee requested information about the monitoring of market, credit and liquidity risk indicators by the headquarter, taking into account the political and economic scenario of certain countries in Latin America. Additionally, it monitored the activities carried out by the Audit Committees of those units, including holding meetings with Internal Audit and PwC about how the performance of those committees complies with the policies of the Holding and in-person meetings in São Paulo with chairmen of audit committees of selected units. Members of the Committee visited several units holding meetings with the business and support departments, local audit committees, Internal Audit, Internal Control department and representatives of local regulators. Members of the Committee act as effective members or as observers or guests in audit committees of foreign units. Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including the attendance of its Chairman as an observer at the meetings held by this committee. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council over the year. In complying with its duties, the Committee held meetings with the Corporate Compliance Office (DCC) to: (i) monitor the performance of the Integrity and Ethics Program -2019, including analyzing the indicators and the plan for 2020 in Brazil and in the foreign units; and (ii) supervising the Corporate Program for Prevention of Illegal Acts based on information provided by the Compliance, as well as from other mechanisms at its disposal. It is worth mentioning the renewal of the Pro Ethics seal for 2018/2019. To undertake the activities and perform the procedures described above, the Committee convened on 27 days between August 19, 2019 and February 6, 2020, totaling 132 meetings duly documented in minutes. In 2019, the members of the Committee took part in training activities, lectures and update programs about topics related to its activities. While carrying out its activities, the Committee did not become aware of any breach of the terms of the Transactions with Related Parties Policy which should require its review. In addition, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards or of internal control, accounting or audit errors that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: · The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and · The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate, no situation having been identified that could impair the objectivity and the independence of the Independent Auditor. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 157

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and the six-month period ended December 31, 2019. São Paulo, February 10, 2020. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 158 Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and the six-month period ended December 31, 2019. São Paulo, February 10, 2020. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 158

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), February 10, 2020. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 159 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), February 10, 2020. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 159

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 STATEMENT The Officers responsible for the preparation of the financial statements, in compliance with the provisions of article 25, paragraph 1, items V and VI, of CVM Instruction Nº 480/2009, represent that: a) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about the Company’s financial statements for the fiscal year 2019; b) they have reviewed, discussed and agree with the Company's financial statements for the fiscal year 2019 and with the management’s discussion and analysis report. São Paulo (SP), February 10, 2020. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 160 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 STATEMENT The Officers responsible for the preparation of the financial statements, in compliance with the provisions of article 25, paragraph 1, items V and VI, of CVM Instruction Nº 480/2009, represent that: a) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about the Company’s financial statements for the fiscal year 2019; b) they have reviewed, discussed and agree with the Company's financial statements for the fiscal year 2019 and with the management’s discussion and analysis report. São Paulo (SP), February 10, 2020. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2019 160